UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Management Proposal and Attendance Manual for the

SHAREHOLDERS' ANNUAL AND EXTRAORDINARY MEETING

to be held on April 25, 2025



ASSAÍ
ATACADISTA

Table of Contents

Letter from the Chairman of the Board of Directors



Oscar de Paula Bernardes Neto
CHAIRMAN OF THE BOARD OF DIRECTORS

“Having led the Board of Directors of Sendas Distribuidora S.A. ("Company" or "Assaí") for the past two years, I begin this message by thanking the shareholders for the trust placed in us, fully aware that we are - primarily - their representatives and have the mission of providing the best returns from our business in a long-lasting and sustainable manner. Therefore, as a way of reiterating the straight and transparent interaction maintained with our shareholders, it is essential that we first express our dissatisfaction with the loss in value experienced by Assaí's shares in 2024.

We are sure that there was - and there is - no factor in Assaí's management and/or operation that could have generated the loss of value for shareholders. On the contrary. This downward movement is inserted in a context of devaluation of shares traded in B3 throughout 2024, a period in which there was an unprecedented outflow of foreign funds from the country . The Board of Directors has strategically directed the Executive Board, which has been acting on a skillful and resilient manner vis-à-vis foreseen and even unforeseen adverse scenarios, by quickly adapting the business to changes in the macro and micro environments.

The 2024 year, for example, began with expectations of a reduction in interest rates and ended with an even higher rate that, as it seems, will last until 2025. In fact, this contributed to domestic capital also migrating to fixed-income investments, further devaluing the stock market.

Faced with this unexpected reversal in the business environment, however, the Board of Directors and the Executive Board acted quickly and assertively, triggering the necessary tactical and strategic defense mechanisms. As a result of renegotiating debts and adjusting future plans, Assaí ended the year with an even more solid capital structure.

This ability to act with resilience and rapid adjustment to new scenarios clearly reflects our commitment to generating value and stems from our continuous quest for alignment of interests among directors, the executive officers and shareholders. In 2024, emphasis was also placed on strengthening the structure of the management, with the Board's endorsement of the hiring of

Letter from the Chairman of the Board of Directors

executive officer Vitor Fagá as Vice-President of Finance and Investor Relations, and the promotion of Sandra Vicari to the position of Vice-President of People Management and Sustainability. The interactions among the Board, its board committees led by independent members and the executive officers has proven extremely fruitful, with an open dialog and no restrictions on access to the exchange of ideas based on facts and data.

The Board of Directors was consolidated in 2024 as a collegiate body that expands the space for free debate before reaching a decision-making consensus and raised its level of competence in the atacarejo industry with the arrival of board member José Roberto Müssnich. Always focused on the long-term future of the business, the Board of Directors continually reaffirms its commitment to operational efficiency and capital allocation, and has been a leading actor in the strategic direction of the executive board and proactive in monitoring the efficiency and effectiveness of governance practices and management procedures.

As a result of the evaluation of the board carried out in the second half of 2024, an action plan was drawn up to strengthen internal processes and achieve efficiency gains, providing for 2027 changes in its composition, including a reduction in the number of board members. Parallel to this initiative, however, the directors were directly involved in deepening the annual rounds of engagement with proxy advisors and shareholders representing more than 57% of the company's shares. On the basis of this ongoing dialog, the board has decided to bring forward some proposals for change, taking into account the expectations heard from shareholders.

Accordingly, we present to the shareholders at this Annual and Extraordinary General Meeting (AEGM) the recommendation to reduce the number of members of the board from nine to seven, maintaining the 86% degree of independence of the board. A proposal to amend the bylaws is being submitted to reflect the reduction and the reappointment of six members of the current Board of Directors, a key fator to ensure the retention of the bussiness knowlege and the persevation of the Board's diverse skills sets fundamental.

We understand that this initiative ratifies our firm commitment to continuously deepen engagement with shareholders to enable the consolidation of the transformations already promoted, as well as to ensure a structured process of succession and gradual renewal of the boards over the coming years. We are confident that this is the journey that will lead the business to the generation and sharing of value with shareholders and other stakeholders.

If the proposal to reduce the Board is approved and a new member is elected, we will be able to rely on the contribution of Miguel Maia Mickelberg who, in addition to being recognized by the market for his exceptional financial expertise, continues to act as CFO and Investor Relations Director and will certainly add value to the debates and decisions of Assaí's Board due to his executive experience in the areas of controllership, financial planning, accounting, taxes, raising corporate debt, raising debt linked to projects and information technology. Finally, we would like to express our gratitude to our fellow board members Andiara Petterle, José Monfore and Leonardo Pereira for their invaluable contribution during this period of transformation, which was so important for the Company.



Oscar de Paula Bernardes Neto

Chairman of the Board of Directors

Letter from the Chief Executive Officer



Belmiro de Figueiredo Gomes
CHIEF EXECUTIVE OFFICER

"The year 2024 saw important milestones for Assaí, including the completion of the hypermarket conversion project, exceeding the mark of more than 300 stores in operation, celebrating the Company's 50th anniversary with a historic anniversary campaign, in addition to the recognition as the best Wholesale and Retail company by the Maiores & Melhores ranking of the Exame Brazilian magazine.

The year expansion further strengthened Assaí's presence in the Brazilian territory and was responsible for the Company's entry into strategic cities. The hypermarket conversions continue to mature and significantly contribute to the Company's results, since the converted stores opened in 2022 already have average sales per store 25% higher than the average sales of the organic stores opened until 2022, in addition to a Pre-IFRS16 EBITDA margin of 5.5%, with an increase of 1.1p.p. compared to 2023.

Assaí currently has approximately 500 million customers in its stores and an annual revenue of BRL 80.6 billion. In addition to the growing sales performance, the Company achieved EBITDA of BRL 4.2 billion under the Pre-IFRS16 view and BRL 5.5 billion in the Post-IFRS16 view, with an EBITDA margin evolution of +0.4p.p. in both views, as a result of the maturing of new stores, improvement of the shopping experience with the implementation of new services and a focus on controlling expenses. This result led to an increase in Pre-IFRS16 EBITDA of BRL 0.7 billion compared to the previous year, further strengthening the Company's capacity to generate operating cash and which, together with the lower level of net debt (-BRL 0.6 billion), accelerated the reduction in leverage to 3.04x, a better level than that estimated in the guidance for the year.

The results achieved in 2024 reflect the commitment of a team of more than 87,000 employees. The Company made progress in its diversity indicators, with 45.8% of black individuals and 25.7% of women in leadership positions, and continues to generate employment positions and to strengthen its training, inclusion and development programs. In 2024, Assaí was recognized by GPTW as the best food retail company with more than 10,000 employees to work for in Brazil.

Letter from the Chief Executive Officer

The Company has a strong commitment to the sustainability agenda and we work to generate opportunities for small and medium-size entrepreneurs with a view to the prosperity of the communities where we operate and to strengthening the actions of the Assaí Institute. Throughout the year, progress was made in waste management and in the Destino Certo program, which acts in the fighting against hunger.

2024 was a year of many challenges, and I highlight the even closer and more integrated work of the Executive Board and the Board of Directors. Since taking office in 2023, the Board has worked as a partner in improving governance procedures, enhancing risk management and control, proposing a new compensation package for executives in line with shareholders' interests, improving financial communication and monitoring issues related to the Company's leverage.

For 2025, considering the recent increases in the Selic rate and expectations regarding the yield curve, as well as the focus on continuing to reduce leverage to a level around 2.6x, the Company decided to postpone certain new store projects. Approximately 10 stores are expected to open in 2025, with a total investment between BRL 1.0 and BRL 1.2 billion that includes, in addition to expansion, maintenance of the existing store park, the implementation of new services and IT projects aimed at bringing even larger efficiency to the Company.

I conclude this message by once again thanking our shareholders and investors for the trust they have been showing in the Company's leadership, the Board of Directors for their continued support and commitment, and the team of employees for their undeniable contribution to the implementation of our business strategy and the quality of our service in each of our stores.

Belmiro Gomes

CEO

2024 Highlights

Best Wholesale and Retail Company in Brazil

Elected by the Maiores & Melhores ranking of the Exame Brazilian magazine

302 stores in operation

and more than 1.5 million square meters of sales area

Revenues of BRL 80.6 billion

Growth of 11% vs. 2023

Net Profit of BRL 769 million

8% growth vs. 2023

Accelerated reduction in leverage

with reduction in net debt;
Level of 3.04x at the end of 2024, exceeding guidance (<3.2x)

Profitability Expansion

+0.4p.p. of EBITDA margin in the Pre and Post-IFRS 16 views, given the maturity of the new stores and the control of expenses


ASSAÍ
ATACADISTA



Awards and Recognitions

Exame's Best and Biggest 2024

Category: For the first time, voted Best Company in the Wholesale and Retail Segment

Institution: Exame magazine

Branding Brazil

Category: Most remembered brand in physical and digital retail

Institution: Anacouto

GPTW

Category: For the first time, the Company was listed in the national ranking, ranking 18th among companies with more than 10,000 employees

Institution: Great Place to Work

Interbrand Ranking of the Most Valuable Brazilian Brands

Category: 22nd most valuable Brazilian brand and 1st in the food retail segment

Folha Top of Mind

Category: For the 3rd consecutive year, the most remembered brand in the supermarket and wholesale industries

Institution: Instituto Datafolha e Folha de S. Paulo

14ª Survey of Companies that Communicate Best with Journalists

Category: For the 2nd year in a row, voted the best company that communicates with journalists in the Retail and Wholesale segment

Institution: The Center for Communication Studies and the Business of Communication Platform

Best Investor Day by Institutional Investor

Category: 3rd place in the retail category in the Buy Side evaluation

Institution: Institutional Investor


ASSAÍ
INVESTOR DAY
CHARLOTTE

Assaí's Look into the Future

In 2024, Assaí achieved remarkable milestones such as:

- The best wholesale and retail company in Brazil ;[1]
- Present in 1 out of every 4 homes in Brazil, being the most present brand in households[2];
- Most remembered brand in physical and digital retail ;[3]
- Around 500 million in annual customer flow; and
- one of the largest private employers in Brazil[4]

Those achievements are the result of the efforts made over the Company's 50 years of existence. Keeping up with market developments, understanding the specificities of each region of the country and adopting a regionalized operation, creating a strong brand connected to customers, valuing Our People and Our Culture and focusing on operational efficiency have been paramount in placing the Company in a prominent position in the Brazilian food retail market.

In order to maintain and even expand its market share, Assaí is constantly seeking to bring innovations into its business model. The most recent were (i) the implementation of services such as butchery, bakery and cold cuts slicing in the stores, improving the shopping experience and building customer loyalty, and (ii) the conversion of hypermarket stores into Assaí, expanding the Company's presence in central, highly densified regions close to the higher income public.

For the next few years, with a focus on further improving the customer shopping experience, increasing the "share of wallet" and business profitability, the Company will direct its efforts towards expansion, broadening the range of offered services, opportunity purchases ("in & out"), *phygital* strategy, projects related to financial services and technology, optimizing systems and modernizing core processes.

1 Exame's 2024 *Maiores & Melhores* ranking
2 Nielsen HomeScan Survey 2023
3 Ranking Branding Brazil 2024 - Anacouto
4 Caged


ASSAÍ
INVESTOR DAY
CHARLOTTE

Assaí's Look into the Future

Considering the Company's sustainability strategy, which aims at boosting prosperity for all people with responsible and transparent operations and lower environmental impact, at the last Investor Day held by Assaí in November 2024, with attendance by the Board of Directors, the Executive Board, it also shared other growth avenues for the Company in the medium and long term. In addition to increasing the efficiency of the operation by building on existing assets, Assaí will continue to look for organic, inorganic and new format opportunities.


Contribution to value creation
Short term
Current Focus
Core opportunity and development
1. Empower existing assets in categories and services
2. Inovation via Technology
3. Productivity gains
4. Organic expansion
5. M&A and new models
Time

CONSOLIDATION OF THE COMPANY AS A TRUE CORPORATION

A brief retrospective of the corporate transformation

The 2024 year was marked by the procedure of consolidation of the Company as a true corporation.

The following illustration shows the main events since 2020 that allowed the completion of the transformation process:



GPA Spin-off
(Dec 31, 2020)
Casino Stake
40.9% in Assai
40.9% in GPA
B3 Listing:
Mar 01, 2021
NYSE Listing
Mar 08, 2021
Casino's 1st follow-on
(Dec. 07, 2022)
Casino Stake
30.5% in Assai
Casino's 2nd follow-on
(Mar 21, 2023)
Casino Stake
11.7% in Assai
Election of new Board of Directors
(Apr 27, 2023)
- Renewal of 66% of positions
- Recomposition of Advisory Committees
Final Sale Block Trade Casino
(Jun 23, 2023)
Casino Stake in Assaí:
0.0%
Approval of Transitional Compensation Proposal
(Jul 14, 2023)
Board of Directors committed to reviewing the compensation model
Election of new independent Board member
(Sep 01, 2023)
Substitution of the last member elected by Casino
8 independent members
Approval of new compensation model
(Apr 26, 2024)
- Long-Term Incentives
- Executive Partner Program
- Stock Ownership Guideline
Election of new independent Board member
(Sep 02, 2024)
Approval of José Roberto Musnich as a member
8 independent members

It is important to stress that, since completion of the first follow-on, Assaí was already adopting initiatives related to the transition to a widely-held capital company.

In such scenario, at the end of 2022 the Company relied on the support of strategy and corporate governance expert consultant firms and, based on benchmarking - including analysis of national and international peers, as well as guidelines of investment funds known for their power of influence and guidelines of proxy advisors - opportunities for improvement were identified.

CONSOLIDATION OF THE COMPANY AS A TRUE CORPORATION

Those important comparison procedures and, in particular, of dialogue with investors and proxy advisors evidenced, at that time, the need for:

(i) reformulation of the Board of Directors and its Boar Committees, aiming at increasing the level of independence and reflecting the economic interest of its shareholders;
(ii) implementation of a more structured procedure of appointment of members of the Board of Directors, based on the development of a skill matrix; and
(iii) reformulation of the compensation model.

Items (i) and (ii) were fully addressed in 2023, with the reformulation of the Board of Directors, based on a definition of a specific skill matrix for the Company.

Item (iii) was partially addressed at the Extraordinary Shareholders' Meeting of July 2023, with adjustments and spot changes to compensation, and was effectively resolved in 2024, the details of which may be found below (see **section Disscussion and Analyses of Management Compansation**).

Inherent to such corporate model, the Board of Directors was intensely devoted to improving the management bodies and practices of the Company, aiming at turning it into a benchmark in corporate governance.

Among the efforts related to governance, it is worth mentioning that:

(a) In the process of replacing one of the directors, the Company relied on the support of an external consultancy, conferring more objectiveness onto the choice of a new director;
(b) amidst the challenges of the business, the Company intensified its engagement process with investors through the members of the Board of Directors and the Investor Relations team, with a view to collecting their perceptions and demands;
(c) there was a significant effort involved in discussing and defining the compensation model for managers, with the support of external consultants;
(d) the Company relied on the support of an expert corporate governance consultant to carry out the process of evaluating the Board of Directors and Committees, as well as to identify opportunities for improvement.

Confidence in Assaí's strategic Direction

Being aware of the shareholders' expectations and fiduciary responsibilities to promote sustainable business growth in the environment of a widely-held capital company, the Board of Directors has been a leading player in providing strategic direction and proactive in monitoring the efficiency and effectiveness of governance practices and management procedures. The purpose of such approach is to mitigate risks and ensure long-term success.

CONSOLIDATION OF THE COMPANY AS A TRUE CORPORATION

In this regard, special attention is being devoted to reviewing and approving the strategic plans developed by the Board of Directors, with a view to ensuring that strategies are aligned with financial sustainability and growth, as well as challenging assumptions and validating the feasibility of the proposed actions.

Interactions between the Board of Directors and the Executive Board were also facilitated by the Company's second get-together, held in September 2024, with the support of strategy expert consultant. During the offsite, the 2025 Strategic Plan was broadly discussed and approved by the Board.

2024: A year of consolidation and advances

During the 2024 fiscal year, 27 meetings were held by the Board of Directors. However, given the complete renovation of the body and the context of the Company, the process of interaction among directors and among them and the executive officers involved much more effort than the formal meetings themselves. In this sense, it is worth highlighting the commitment of the Chairman of the Board of Directors, for example, who not only attended all the meetings of the Board of Directors, but also participated in 54 meetings of the Board Committees, as detailed below, in addition to having maintained weekly interactions with the Company's CEO.

Among the main items on the Board of Directors' agenda were the following:

- discussion and approval of the 2024 compensation plan;
- discussions on the Company's indebtedness and approval of successful capital market transactions aimed at stretching the debt profile and reducing its cost;
- discussion of governance improvements to be implemented in 2025;
- changes in the composition of the Board committees to ensure complementarity of attributions;
- reports of the Board Committees, particularly on sustainability, compensation, nomination and governance;
- discussion and resolution on the voluntary delisting of the Company's American Depositary Shares from the NYSE, in accordance with the Minutes of Meeting and Material Fact disclosed in December 2024;
- evaluation and revision of the strategy (guidelines and monitoring of compliance with the strategic planning);
- monitoring of performance, including store conversion and the financial deleveraging plan;
- risks monitoring, including cybersecurity and sustainability;
- discussion on the managers' succession plan;

CONSOLIDATION OF THE COMPANY AS A TRUE CORPORATION

- consolidation of the new governance secretary;
- internal evaluation and definition of engagement of an independent external consultancy to evaluate the directors;
- discussion on innovation, including the impact of artificial intelligence on business and the strategic plan;
- presentation of issues related to sustainability (report, matrix and updating of action plans); and
- monitoring of the action plans related to the culture and organizational environment.

In 2024, the Board of Directors also discussed and approved updated and improved versions of various policies, in particular the Policy for Nomination of Members of the Board of Directors, its Board Committees, Statutory Executive Board and Fiscal Council and the Compensation Policy for Members of the Board of Directors, its Board Committees and Statutory Executive Board, which was updated to reflect the compensation model approved at the 2024 Shareholders Annual and Extraordinary Meeting ("AEGM").

CONSOLIDATION OF THE COMPANY AS A TRUE CORPORATION

Organizational chart

The organizational chart below reflects the current governance structure, including the Board Committees of the Board, the composition and agenda of activities of which are discussed elsewhere in this document:


Board of Directors
Financial and Investment Committee
Human Resources, Culture and Compensation Committee
Corporate Governance, Sustainability and Nomination Committee
Audit Committee
Ethics Committee
CEO
Belmiro Gomes
Audit & Special Investigations Officer
Valdério Matias
Operations Vice Presidency
Anderson Castilho
Commercial & Logistics Vice Presidency
Wlamir dos Anjos
Finance & IR Vice Presidency
Vitor Faga
Management, HR & Sustainability Vice Presidency
Sandra Vicari
Marketing Executive Officer
Marly Yamamoto
IT Executive Officer
Rodrigo Callisperis
Expansion & Construction Executive Officer
José León
Administrative Executive Officer
Marcelo Simões
Business Planning & M&A Executive Officer
Julio Gentilim
Institutional Relations Executive Officer
Paulo Pompilio

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

Board evaluation procedure adopted in 2024

In the context of Assaí's consolidation as a true Corporation, one and a half year after its election the Board of Directors performed its evaluation procedure for the first time, with the support of an expert and independent external consultant.

Throughout the process, the Board of Directors and the Committees, as collegiate bodies, and the individual directors were evaluated. In addition to the directors, executives and external members of the committees were consulted, and the 10 most important shareholders of the Company's shareholder base were interviewed in October 2024.

In addition to the scores obtained according to the methodology applied the most objective aspect of the evaluation - the interviews were also treated so as to consolidate the largest convergences of opinions among directors, executives and shareholders, providing a fairly robust and consistent list of perceptions that assisted in the process of drawing up recommendations.

Summary table of the evaluation procedure carried out in 2024

EXPERT AND INDEPENDENT EXTERNAL CONSULTANT	Development and conduction of the evaluation procedure based on a proprietary methodology.
PROCEDURE	Os conselheiros, diretores e membros externos dos comitês responderam a uma enquete (questionário *on line*) com perguntas sobre 12 dimensões (indicadas a seguir) e, à luz dos resultados obtidos, conselheiros e executivos foram entrevistados individualmente. A avaliação do Conselho (como órgão colegiado) contemplou as seguintes dimensões: • The directors, officers and external members of the committees replied to a survey (online questionnaire) with questions on 12 dimensions (indicated below) and, in the light of the obtained results, directors and executives were individually interviewed. • Evaluation of the Board (as a collegiate body) covered the following dimensions: • Composition, Structure and Interactions; • Committees;

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

- Working procedures and conditions;
- Directors' actions;
- The Board dynamics and solidness of the decision-making procedure;
- Sustainability Guidance;
- Shareholders' relations;
- Readiness for the future;
- Additional attributions of the Board;
- Chairmanship of the Board of Directors (PCA);
- Committee Coordinators;
- Performance.

PROCEDURE

The evaluation procedure also included:

- Analysis of the meeting agendas since the collegiate body members took office in May 2023 and time allocated by the Board to the various issues;
- Diagnosis of the diversity of skills, attributes and characteristics found in the Board;
- Identification of the level of dedication of each director to activities other than Assaí;
- Verification of directors' attendance at meetings;
- Updating of the matrix of skills present in the Board which takes into account functional experience, professional experience and acting in segments and comparison with the skills to be prioritized for the future;
- Mapping of the structure and activities carried out by the governance secretary;
- Benchmarking of the main practices adopted by the Board of Directors of domestic and foreign peers; and
- Interaction with the most representative investors in the shareholder base.

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

	• The individual evaluation of the directors was carried out through self-evaluation and peer evaluation taking into account the following dimensions: • Commitment and participation; • Support to the management; • Roles and responsibilities; • Independence; • Acting in the Board dynamics; and • Contribution and expertise. In addition, directors were invited to highlight strengths and development opportunities for each of their peers. Investors were also interviewed and contributed by sharing their perceptions on various aspects of the Company's governance.
CONSULTANT'S RECOMMENDATIONS	At the end of the procedure, recommendations were presented to improve governance, as described below.

Highlights of the Board of Directors' evaluation

In general, the Board of Directors was well evaluated in all dimensions, with a highlight to the following points (1) skills of its members; (2) current number of independent directors (89% of the total number of directors); (3) the directors' level of dedication and commitment; and (4) the structure and performance of the committees, coordinated by independent directors.

As opportunities for improvement, the following needs were identified (1) more time to be dedicated to structured discussions on strategy, in addition to the issues of innovation and succession, so as to reinforce the Company's readiness for the future; and (2) interaction of the Board of Directors with investors to be expanded.

Recommendations resulting from the Board of Directors' evaluation procedure and action plans

The following list includes some of the main recommendations for improvement presented by the consultant, as well as the respective action plans approved by the Corporate Governance, Sustainability and Nomination Committee to be implemented in 2025:

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

MATTER	RECOMMENDATION RESULTING FROM THE EVALUATION PROCEDURE	ACTION PLAN UNDER IMPLEMENTation
A) Composition of the Board of Directors (BoD) - size and profile	To explore the possibility of reducing the size of the Board of Directors in a coming term, seeking a more efficient decision-making and the a more agile collegiate body. Discussions on the total number of directors should take into account, in particular, the apparent redundancy of skills pointed out by board members. With regard to skills, to evaluate the improvement of knowledge and experience in digital transformation, technology and industry (wholesale/retail chain - "food retail") present in the Board of Directors, in addition to seeking education for all directors in technology/digital transformation/innovation through specific training, to be complemented with experts and leaders in such education.	Analyses and discussions on a possible reduction in the composition of the Board in 2027. However, considering that expectations about this reduction were detected by shareholders who represent a significant portion of the shareholder base, the Board decided to anticipate and propose this reduction at the AGM. To add meetings to the Board schedule focused on the development of directors and other issues not involving the executive board.
B) Agendas of the Board and of the Committees	To act with more discipline in defining the Board's agenda, providing for quality time to deal with issues of greater criticality, such as strategy and succession, as well as more time for action plans for talent development with a view to succession not restricted to the CEO, and specific sessions to discuss issues such as new business models, technology and AI. To improve the Board's annual agenda of matters and its alignment with the committees' agenda of matters, as well as supervision of agendas by the Chairman of the Board ("CoB") and the Committee Coordinators with the support of the Corporate Governance Secretariat.	To integrate agendas and matters submitted to the Board and the Committees in order to optimize the executive board's time and improve efficiency of the procedure. Improved monitoring of action plans related to Strategic Planning by the BoD.
C) BoD dynamics	To improve the dialogue among members of the Board by expanding the space/time for debates, reducing the time for presentations, as well as reflecting on the number and frequency of meetings, in light of the importance of strategic discussions, ensuring regular exclusive sessions - without the presence of executive officers and any guests - to allow a greater exchange of ideas among the directors without embarrassment or conflict of interest.	To prioritize critical issues for the future of the business on the Board's agenda, such as strategy and succession.
D) Committees	To improve the reporting of discussions and recommendations to the Board, as well as to increase the frequency of joint meetings of committees to deal with related issues, with a view to optimizing discussions and the time of executives, when involved. To reflect on the implications of regular participation of the CEO and the CoB in Committee meetings.	Optimization of the committees' contributions by standardizing the reports and presentations of the committee coordinators to the Board of Directors. To confer more efficiency to the treatment of common

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

		matters of one or more Committees by holding joint meetings.
E) Corporate Governance Secretary/Governance Officer	To strengthen the Corporate Governance Secretariat function, by improving its attributions based on good practices and reinforcing the essential role of supporting the improvement of corporate governance and the process of compliance with governance documents, the applicable laws and regulation.	Future revision of applicable regulation to reflect the current structure and function.
F) Engagement of the BoD with investors	Intensify the frequency with which the Board engages with investors, as well as broaden the range of investors, in order to improve investors' perception of the body's performance.	Updating of the communications plan, including the Board's engagement with investors.
G) Policies and/or Regulations - Succession and Engagement with Investors	To discuss and improve the Nomination Policy to address the issue of succession, as well as greater detailing of diversity. To adopt an Engagement Policy or provide for investor engagement activities in the Board of Directors' Rules of Procedure, with clear attribution of responsibility to the body.	Revision of the internal rules and the nomination policy. Updating of the communications plan, including the Board's engagement with investors.

Recommendation of reappointment of the current members of the Board of Directors

As a result of the structured procedure of evaluation of the Board of Directors adopted in 2024, the good evaluation of all current members in all dimensions, the current high level of independence (89% of all directors) and also based on the expectation of a significant portion of the shareholders heard in the fourth cycle of engagement carried out at the beginning of 2025 to ensure consolidation of the transformations and advances implemented in this first term, management is changing the expectation of a significant portion of the shareholders to promote a reduction in the number of members of the board from nine to seven, including a proposal to amend the bylaws and recommending the reappointment of six of the current members, with a view to preserving relevant knowledge and experience from the first term. It is also being proposed to renew one of the positions with the appointment of Miguel Maia Mickelberg, whose financial and capital allocation expertise, developed in positions as an executive and board member, will bring a great contribution to the debate and to the Board's analytical capacity.

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

The recommendation to reappoint six members with the election of a new one reaffirms the purpose of the structured procedure adopted in 2023 to indicate the composition of a Board of Directors whose formation brings together the required skills for the strategic challenges, in line with the Company's values and culture, with due regard to the high levels of independence now required by the current shareholding composition, reinforcing diversity issues and prioritizing skills such as: finances and capital allocation, corporate governance, talent management, sustainability, risk management, strategy, knowledge of publicly-held companies/corporations, focus on customer, innovation, cybersecurity, digital transformation, retail/wholesale production chain

Accordingly, management proposes the election of the following composition for the Board of Directors, all with a term of office until the 2027 Shareholders' Annual Meeting:

1. Belmiro de Figueiredo Gomes;
2. Enéas Cesar Pestana Neto;
3. José Roberto Meister Müssnich;
4. Julio Cesar de Queiroz Campos;
5. Leila Abraham Loria;
6. Miguel Maia Mickelberg; e
7. Oscar de Paula Bernardes Neto.

If the proposal is approved, the Company will maintain its high level of independent members (89% of all directors). In this sense, after verifying that the independent members fulfill the requirements established by the CVM and B3 according to the declarations submitted by the relevant independent members, the Company's Board of Directors, analyzed the nominations and confirmed that nominated directors Enéas Cesar Pestana Neto, Julio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg, José Roberto Meister Müssnich and Oscar de Paula Bernardes Neto meet the independence criteria set out in CVM Resolution 80 and in the Novo Mercado Rules.

The information required in article 11 of CVM Resolution 81 regarding the candidates nominated to integrate the Board of Directors is available as of this date at the Company's head office, on the Company's Investor's Relations page (https:// ri.assai.com.br), on the CVM (www.gov.br/cvm) and B3 (www.b3.com.br) websites; being also found in Exhibit __ to this Proposal.

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

1. BELMIRO DE FIGUEIREDO GOMES

ATUAÇÃO E EXPERIÊNCIAS



BELMIRO DE FIGUEIREDO GOMES
Age: **54 years old**
Date of investiture: 10/27/2022

CEO
Member of the Board of Directors

Positions held in the last 5 years

- Vice-president of ABAAS - Brazilian Association of Self-Service Wholesalers

Education and previous experiences

Graduated in Accounting from the Instituto de Educação Maringá

Other external occupations

- Founding member and vice-president since 2016 of ABAAS - Brazilian Association of Self-Service Wholesalers.

Principais competências e setores de atuação

- Environmental / Social /Responsibility / Corporate
- Commercial / Sales
- Finance / Capital Allocation
- Mergers and Acquisitions
- Talent / Human Resources Management
- Innovation and new business models
- Marketing
- Operations
- Supply chain (purchasing and logistics)
- Information Technology
- Retail
- CEO
- Publicly-held company
- Retail
- Wholesale
- Business and Enterprise Management
- Services
- Technology

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

2. ENÉAS CESAR PESTANA NETO

PERFORMANCE AND EXPERIENCE



ENÉAS CESAR PESTANA NETO
Age: **62 years old**
Date of investiture: **09/01/2023**

M Independent member of the Board of Directors

Member of the Financial and Investment Committee

Member of the Audit Committee

Positions held in the last 5 years

- Chairman of the Board of Lopes Supermercados
- CEO of Dia Supermercados
- CEO of JBS South America
- CEO, CFO and Senior Executive Vice President of Operations at GPA - Grupo Pão de Açúcar
- Vice-President of DASA S/A
- Controller of Carrefour Brazil

Education and previous experience

Graduated in Accounting Sciences from Pontifícia Universidade Católica do Estado de São Paulo and specialized in Controllership, Finance, Leadership and Management.

Other external occupations

- Founding Partner of EPA Consultoria Empresarial Ltda.
- Independent member of the Board of Directors and member of the Financial Committee of Alvorada S/A.
- Independent member of the Board of Directors of Grupo Multi S/A.
- Member of the Advisory Board of Liotécnica S/A.

Main skills and acting segments

- Environmental / Social /Responsibility / Corporate
- Commercial / Sales
- Compliance
- Accounting (Audit)
- Strategy
- Finance / Capital Allocation
- Mergers and Acquisitions
- Risk Management
- Talent / Human Resources Management
- Corporate Governance
- Innovation and new business models
- Operations
- Supply chain (procurement and logistics)
- Retail
- CEO
- Board member
- Advisory Committee Coordinator
- Chairman of the Board of Directors
- Publicly-held companies
- Retail Production Chain
- Retail
- Wholesale
- Business and Enterprise Management
- Services
- Technology

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

3. JOSÉ ROBERTO MEISTER MÜSSNICH

PERFORMANCE AND EXPERIENCE



JOSÉ ROBERTO MEISTER MÜSSNICH
Age: **71 years old**
Date of investiture: **09/02/2024**

Independent member of the Board of Directors

Member of the Financial and Investment Committee

Member of the Human Resources, Culture and Compensation Committee

Positions held in the last 5 years

- Member of the Board of Directors of Dotz S.A
- Member of the Advisory Board of Alimenta Angola S/A
- International Expansion Officer - Cash and Carry Carrefour Group model - France
- Professor at the following educational institutions: PUC/RS, ULBRA, UCS, UCUDAL/Uruguay

Formação e experiência anteriores

Master's Degree in Business Management from PUCRS, Postgraduate Degree in Business Administration from MAN/PUCRS, Specialization in Marketing and Postgraduate Degree in Business Administration from PPGA/UFRGS, as well as a Bachelor's Degree in Business Administration and Public Administration from UFRGS.

Other external occupations

- Member of the Board of Directors of Grupo LabelVie S.A
- Member of the Advisory Board of Laticínios Boa Vista (Piracanjuba)
- Member of the Advisory Board of Moinho Tondo S.A (Orquídea)

Main skills and acting segmentso

- Environmental / Social /Responsibility / Corporate
- Commercial / Sales
- Strategy
- Mergers and acquisitions
- Innovation
- Marketing
- Operations
- Finance / Capital Allocation
- Risk Management
- Talent / Human Resources Management
- Corporate Governance
- Supply chain (procurement and logistics)
- Retail
- CEO
- Board member
- Publicly-held company
- Corporation
- Retail / Atacarejo Production Chain
- Retail
- Wholesale
- Finance and Insurance
- Business and Enterprise Management
- Services
- Technology

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

4. JULIO CESAR DE QUEIROZ CAMPOS

PERFORMANCE AND EXPERIENCE



JULIO CESAR DE QUEIROZ CAMPOS
Age: **61 years old**
Date of investiture: **05/08/2023**

Independent member of the Board of Directors

Member of the Corporate Governance, Sustainability and Nomination Committee and of the Human Resources, Culture and Compensation Committee

Positions held in the last 5 years
Member of the Board of Directors of the Instituto Mulheres do Varejo
Vice President of Sales Brazil and Latin America at Unilever Brazil

Education and previous experience
Graduated in Engineering from Escola de Engenharia Mauá, in Administration from Universidade Presbiteriana Mackenzie, with a post-graduate degree in Education from Instituto Singularidades and development courses at institutions such as Singularity and Hebrew University of Jerusalem.

Other external occupations
- Member of the Board of Instituto Ser +
- Emeritus Board Member of Capitalismo Consciente Brasil
- Founder of the Instituto Movimento Jovens do Brasil
- CEO of Compra Agora América Latina

Main skills and acting segments
- Environmental / Social /Responsibility / Corporate
- Commercial / Sales
- Compliance
- Strategy
- Finance / Capital Allocation
- Mergers and Acquisitions
- Talent / Human Resources Management
- Corporate Governance
- Innovation and new business models
- Marketing
- Supply chain (procurement and logistics)
- Digital transformation
- Retail
- CEO
- Business and Enterprise Management
- Services
- Technology

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

5. LEILA ABRAHAM LORIA

PERFORMANCE AND EXPERIENCE



LEILA ABRAHAM LORIA
Age: **71 years old**
Date of investiture: **05/08/2023**

Independent member of the Board of Directors

Coordinator of the Human Resources, Culture and Compensation Committee

Member of the Governance, Sustainability and Nomination Committee

Positions held in the last 5 years

- Member and Chairman of the Board of Directors of the Instituto Brasileiro de Governança Corporativa - IBGC
- Member of the Board of Directors, Audit Committee and Minority Committee of Companhia Paranaense de Energia - COPEL
- Member of the Advisory Board, the Audit Committee and the Human Resources and Compensation Committee of Casas Pernambucanas.
- Member of the Board of Directors, the Social and Environmental Responsibility Committee and the Diversity Committee of JBS
- Member of ABRACOM's Board of Ethics
- Co-Chair of Women Corporate Directors - WCD
- Member of the Board of Directors, the Compliance and Governance Committee, the Investigation Committee and the Human Resources Committee of Madeira Energia - MESA and Santo Antônio Energia - SAE
- Member of the Advisory Board of Costão do Santinho Resort
- Member of the Advisory Board of INPLAC Indústria de Plástico

Other external occupations

- Chairman of the Board and Member of the Finance and Audit Committee of FCC Indústria Química
- Member of ANACONDA's Board of Directors and Strategy Committee
- Member of the Advisory Board of Women Corporate Directors - WCD
- Mentor in the Board Member Development Program - PdeC
- Member of the IBGC Nomination and Instructing Committee

Main skills and acting segments

- Environmental / Social /Responsibility / Corporate
- Commercial / Sales
- Compliance
- Accounting (Audit)
- Strategy
- Finance / Capital Allocation
- Mergers and Acquisitions
- Risk Management
- Talent / Human Management
- Corporate Governance
- Innovation and new business models
- Marketing
- Operations
- Supply chain (procurement and logistics)
- Digital transformation
- Retail
- CEO
- Board member
- Advisory Committee Coordinator
- Chairman of the Board of Directors
- Publicly-held company
- Retail / Atacarejo Production Chain
- Retail
- Business and Enterprise Management

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

Education and previous experiences

Graduated in Business Administration from Fundação Getúlio Vargas - FGV, Master in Business Administration from COPPEAD- UFRJ; Post-MBA in Corporate Governance and Capital Markets for executives from B.I. International; courses for Board Members by IBGC; Risk University; Sustainable Capitalism ESG by Berkely; Course for Board Chairmen - IOD/IBGC; Doing Business in China - Tsinghua University, Immersion and Technical Journeys in Singapore and Hong Kong (2017), Israel (2018), Silicon Valley (2018), Canada (2022) and China (2024).

- Services
- Technology

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

6. MIGUEL MAIA MICKELBERG

ATUAÇÃO E EXPERIÊNCIAS



MIGUEL MAIA MICKELBERG
Age: **40 years old**
Date of investiture: **Not applicable**

External member of the Financial and Investment Committee

Positions held in the last 5 years

- Cyrella's Chief Financial Officer (CFO) and Investor Relations Officer

Education and previous experience

Graduado em Ciências Econômicas pela UFRGS; e MBA pelo MIT Sloan School of Management

Other external occupations

- Chief Financial and Investor Relations Officer of Cyrella Brazil Realty S.A. Enterprises and Holdings;
- Member of the Board of Directors of Cury Construtora e Incorporadora S.A.;
- Member of the Board of Directors of Lavvi Empreendimentos Imobiliários S.A.
- Member of the Board of Directors of Plano & Plano Desenvolvimento Imobiliário S.A.

Main skills and acting segments

- Accounting (Auditing)
- Strategy
- Finance / Capital Allocation
- Mergers and Acquisitions
- Risk Management
- Talent / People Management
- Corporate Governance
- Information Technology
- Board member
- Publicly traded company
- Corporation
- Finance and Insurance
- Business and Enterprise Management

BOARD OF DIRECTORS EVALUATION PROCESS TOTALLY REDESIGNED IN 2024

7. OSCAR DE PAULA BERNARDES NETO

FORMAÇÃO E EXPERIÊNCIAS



OSCAR DE PAULA BERNARDES NETO
Age: **78 years old**
Date of investiture: **05/08/2023**

Chairman of the Board of Directors

Positions held in the last 5 years
- Member of the Board of Directors Localiza Rent a Car S.A. - Brazil
- Member of Mosaic's Board of Directors and Audit and Compensation Committee
- Member of the Board of Directors of OMNI Brasil

Education and previous experience
Graduated in Chemical Engineering from the Federal University of Rio de Janeiro

Other external occupations
- Managing partner of Yguaporã Consultoria e Empreendimentos Ltda
- Member of the Board of Directors of DASA - Diagnósticos América S.A
- Member of the Board of Directors of Votorantim Participações - Brazil
- Chairman of the Board of Directors of Jalles Machado
- Advisor to the Board of Directors of Localiza Rent a Car S.A

Main skills and acting segments
- Environmental / Social /Responsibility / Corporate
- Commercial / Sales
- Compliance
- Strategy
- Finance / Capital Allocation
- Mergers and Acquisitions
- Risk Management
- Talent / Human Resources Management
- Corporate Governance
- Innovation and new business models
- Marketing
- Supply chain (procurement and logistics)
- Information Technology
- Digital transformation
- Retail
- CEO
- Board member
- Advisory Committee Coordinator
- Chairman of the Board of Directors
- Publicly-held company
- Corporation
- Business and Enterprise Management
- Services
- Cybersecurity

OBSERVED SKILLS

The matrix of current skills and those prioritized for the future of Assaí was updated throughout the Board of Directors' evaluation procedure and, in light of the progress made in the Company's transformation and the results of the individual evaluations, the board's recommendation is to elect the candidates indicated below.

We present below the skill matrix of the candidates nominated by the Management, resulting from the self-evaluation of the positions held, experiences and acting segments, highlighting in orange those prioritized for the future during the Board's evaluation procedure.

Summary of Directors' experience and qualifications



	Belmiro Gomes	Enéas César P. Neto	José Müssnich	Júlio Campos	Leila Loria	Miguel Mickelberg	Oscar Bernardes
POSITIONS HELD							
Environmental / social / responsibility / corporate	✓	✓	✓	✓	✓	-	✓
Commercial / sales	✓	✓	✓	✓	✓	-	✓
Compliance	-	✓	-	✓	✓	-	✓
Accounting (Auditing)	-	✓	-	-	✓	✓	-
Strategy	✓	✓	✓	✓	✓	✓	✓
Finance / Capital Allocation	✓	✓	✓	✓	✓	✓	✓
Mergers and acquisitions	✓	✓	✓	✓	✓	✓	✓
Risk management	-	✓	✓	-	✓	✓	✓
Talent / people management	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	-	✓	✓	✓	✓	✓	✓
Innovation and new business models	✓	✓	✓	✓	✓	-	✓
Marketing	✓	-	✓	✓	✓	-	✓
Operations	✓	✓	✓	-	✓	-	-
Supply chain (purchasing and logistics)	✓	✓	✓	✓	✓	-	✓
Information technology	✓	-	-	-	-	✓	✓
Digital transformation	-	-	-	✓	✓	-	✓
Retail	✓	✓	✓	✓	✓	-	✓
EXPERIENCES							
CEO	✓	✓	✓	✓	✓		✓
Board member	-	✓	✓	-	✓	✓	✓
Advisory committee coordinator	-	✓	-	-	✓	-	✓
Chairman of the Board of Directors	-	✓	-	-	✓	-	✓
BUSINESS FORMAT							
Publicly traded company	✓	✓	✓	-	✓	✓	✓
Corporation	-	-	✓	-	-		✓
Production chain in retail/wholesale	-	✓	✓	-	✓	-	-
SECTORS OF ACTIVITY							
Retail trade	✓	✓	✓	-	✓	-	-
Wholesale trade	✓	✓	✓	-	-	-	-
Finance and insurance	-	-	✓	-	-	✓	-
Management of companies and enterprises	✓	✓	✓	✓	✓	✓	✓
Services	✓	✓	✓	✓	✓	-	✓
Cybersecurity	-	-	-	-	-	✓	✓
Technology	✓	✓	✓	✓	✓	✓	-

ADVISORY COMMITTEES

As part of the process of transformation of the Company's governance and reformulation of the Board of Directors in 2023, changes were made to the Board Committees of the Company's Board of Directors, including the election of new members.

We stress that, under the Company's Bylaws (article 21, sole paragraph), members of all Committees, even those not formally specified in the document, have the same duties and obligations as the managers.

The following is a message from the four coordinators of the Board Committees, together with a description of the composition of these Committees, as well as of the main activities carried out during the year of 2024:

MESSAGE FROM THE AUDIT COMMITTEE

Heraldo Oliveira
COORDINATOR OF THE AUDIT COMMITTEE - COAUD



"Acting with the purpose of assuring the reliability of financial reports and continuously strengthening auditing, compliance and risk mitigation procedures, in 2024, the Audit Committee (COAUD) played a strategic role in supervising internal controls, risk management and the integrity of Assaí's financial information, and the period was marked by significant advances, challenges faced with technical strictness and the continuous improvement of the control and governance structure.

One of the relevant milestones was the reformulation of the committee's composition, including the transition in its coordination, which emphasized maintenance of the technical skills and independence required by regulatory standards and best governance practices. With its independent and technical work, the committee monitored the Company's activities, including the following:

- Strengthening internal controls, including reviewing identified deficiencies and implementing effective corrective measures;
- Evolution of the risk matrix and definition of the risk appetite, ensuring greater clarity and solidness in corporate risk management;
- Review and recommendation of the financial statements, ensuring compliance with accounting practices and their alignment with the main points discussed with the independent external audit. In addition, recommendations were made for improvements in the presentation of the quarterly and annual financial statements to provide greater clarity and objectivity and to ensure adherence to accounting and regulatory standards;
- Supervision of the restructuring of the Internal Audit to ensure independence and integration with the risk and compliance areas;
- Monitoring of strategic discussions regarding delisting of the American Depositary Shares (ADRs) from the NYSE. In this regard, focusing on assuring continuity of the best corporate governance practices;

MESSAGE FROM THE AUDIT COMMITTEE

- Cooperation in updating the Code of Ethics and Conduct to strengthen the culture of integrity and compliance; and
- Continuous monitoring of legal and tax contingencies, with special attention to issues related to GPA's legacy.
- For 2025, the already approved Work Plan establishes the following priorities:
- To deepen the supervision of internal and external audits to ensure strictness and alignment with best governance practices;
- To improve internal controls, with an emphasis on risk mitigation and operational efficiency;
- To strengthen governance over risk management to ensure adherence to market best practices and enhance the Company's ability to respond to challenges;
- To continue the work of improving the presentation of the financial statements, as well as to initiate preparation for adoption of the IFRS 18, which will bring structural changes to the form of presentation;
- To monitor the procedure of adapting to the requirements of IFRS S1 and S2, in order to meet the new standards of sustainability and disclosure of climate and environmental information; and
- To strengthen the cybersecurity strategy, which seeks to improve data protection and digital security to address any cyber threats.

We will continue our commitment to promoting increasingly efficient management, with integrity and in line with the best market practices, and we assure that implementation of this plan in 2025 will contribute to strengthening the Company and generating value for its shareholders.

Heraldo Gilberto De Oliveira

Heraldo Oliveira

COORDINATOR OF THE AUDIT COMMITTEE - COAUD

MESSAGE FROM THE AUDIT COMMITTEE

Audit Committee		Main activities carried out in 2024
Total number of meetings in 2024:	14	• Discussion of issues within its attribution in accordance with the applicable regulation, such as the revision and improvement of the quarterly and annual financial statements, risk diagnosis by an external consultant, risk matrix and risk appetite, audit plan for 2024 and 2025, and monitoring of action plans • Verification of conformity of accounting practices and their alignment with the main points discussed with the independent external auditor
Participatio n rate:	100%	
Independent Members:	100%	
Members		• Approval of the new version of the Code of Ethics and Conduct to strengthen the culture of integrity and compliance • Review of governance structure with regard to internal audit, compliance and risk management • Discussion on the voluntary delisting of the Company's American Depositary Shares (ADSs) from the NYSE with continuity of best corporate governance practices • Monitoring tax and legal contingencies • Analysis and discussion of the monetization of the Company's tax credits • Revision of the Reference Form and the 20-F Form (items relating to the Committee's powers) • Analysis of Ombudsman and Compliance indicators, reporting on the work of the Ethics and Compliance Committee, including anti-corruption actions • Analysis and discussion of the Company's internal controls, with a focus on SOx • Preparation of the Audit Committee Report • Analysis and discussion of the main points of the independent auditor's report on the financial statements of the previous year • Discussion on the independent auditor's report on internal controls • Analysis of the independent auditors' work • Review of the independent audit contract • Analysis and discussion of the structure and work of internal audit • Review of company policies • Review of compliance with legal requirements • Recommendation on updating the Rules of Procedure • Strengthening internal controls, including a revision of identified deficiencies and implementation of effective corrective measures • Work plan for 2025
Heraldo Gilberto de Oliveira External Coordinator **Andiara Pedroso Petterle** Member **Leonardo Gomes Pereira** Member **Guillermo Braunbeck** External Specialist **Enéas Cesar Pestana Neto** Member		

Message from the Human Resources, Culture and Compensation



Leila Abraham Loria
COORDINATOR OF THE HUMAN RESOURCES, CULTURE AND COMPENSATION COMMITTEE

"Composed entirely of independent members, in its first year of operation the Human Resources, Culture and Compensation Committee (CGCR) dedicated an intense agenda to matters related to executive compensation, reformulating the short- and long-term variable compensation program and the fixed salary program for key leadership positions. It also built the Executive Partner Program, with the aim of retaining the most strategic executives, structuring and recommending a solid model. The CGCR also proposed a review of the indicators in all the programs, with the aim of making them more objective and measurable, in order to align the executives' objectives with the expectations of Assaí Atacadista's shareholders.

In its second year, in addition to implementing and monitoring business goals and evaluating the performance of leaders, it is worth highlighting the work done to monitor human resources management indicators, including productivity, organizational environment, job satisfaction and the consequent improvement in engagement, absenteeism, employee turnover and diversity, the latter being a significant differentiation in relation to market peers. As a result, the information presented to the Board has been more comprehensive, which allowed preservation of the Assaí Culture, an important strategic differentiator.

The management team has been doing an excellent job through engagement and organizational environment surveys, leadership assessments and the organization of performance indicators (KPIs). This allows the committee and the board to identify the team's strengths and opportunities for improvement, supporting data-based decision-making and the implementation of corrective programs and initiatives to improve performance and employee satisfaction.

The monitoring of management indicators has led to various actions, such as the implementation of the reskilling plan to meet the digital transformation, the implementation of new technologies and the demands of the new generations. The goal is to offer new knowledge and train leaders to enable productivity gains, greater efficiency in day-to-day operations and new business opportunities.

Message from the Human Resources, Culture and Compensation Commit-tee (CGCR)Committee (CGCR)

The Board has also made progress in adopting new technologies and strengthening the artificial intelligence strategy, driving the Company's digital transformation. Based on this reskilling plan and the directors' development plan, and based on the results of the Board of Directors' evaluation, a program is also being discussed within the Board of Directors focusing exclusively on issues relating to innovation and new technologies.

Another issue that the committee worked hard on was the development of the succession plan, taking into account the profiles and skills needed to address the Company's future challenges and sustainability. External consultants were engaged to carry out assessments and monitor individual development plans. The succession strategy covers both the first and second tiers of executives, with continuous monitoring by the committee to ensure talento developmentr and leadship readiness to meet the organization's strategic challenges.

It is also worth mentioning the committee's participation in the shareholder engagement cycle, which allowed it to understand expectations in relation to three topics, especially in the current challenging context of the country's economy and the industry: (a) the importance of ensuring that targets and metrics are measurable and accurately ascertained; (b) the sharing and prioritization of the succession plan for the Company's key executives; and (c) the expansion of the openness of information related to the compensation program approved in 2024.

Finally, it is important to reiterate our confidence that the Management Proposal submitted to the Meeting reflects the expectations of the shareholders and will allow the Company to continue with a competitive and motivated team to continuously achieve consistent and sustainable results. In addition, we reinforce that this proposal is in line with the programs already approved by the shareholders. The Committee and Board have recognized the value and performance of an engaged, integrated and motivated team, which is fundamental to achieving consistent and sustainable results.



Leila Abraham Loria

COORDINATOR OF THE HUMAN RESOURCES, CULTURE AND COMPENSATION COMMITTEE

Message from the Human Resources, Culture and Compensation Commit-tee (CGCR)Committee (CGCR)

Human Resources, Culture and Compensation Committee

Human Resources, Culture and Compensation Committee		Main activities carried out in 2024
Total number of meetings in 2024:	11	• Monitoring and discussion of the new compensation plan for the Company's executives and the Executive Partner Program • Monitoring of compensation programs, including compliance with applicable targets • Reskilling for digital transformation/artificial intelligence; • Development of the Succession Plan • Discussion of action plans for improving human resources management indicators, including job satisfaction, absenteeism, employee rotation (turnover) and diversity • Discussion of action plans regarding culture and the organizational environment • Evaluation of the Reference Form (items relating to the Committee's powers) • Updating of the Compensation Policy to reflect the compensation model approved at the 2024 AEGM
Participatio n rate:	100%	
Participation rate:	100%	
Members **Leila Abraham Loria** Coordinator **Andiara Pedroso Petterle** Member **Julio Cesar de Queiroz Campos** Member **José Roberto Meister Müssnich** Member		

MESSAGE FROM THE CORPORATE GOVERNANCE, SUSTAINABILITY AND NOMINATING COMMITTEE (CGCSI)



Julio Cesar de Queiroz Campos
COORDINATOR OF THE CORPORATE GOVERNANCE, SUSTAINABILITY AND NOMINATION COMMITTEE

“ Considering the broad range of issues relating to corporate governance, sustainability and nomination, throughout 2024 the CGCSI maintained an intense agenda of activities aimed at generating and preserving value for the company and its stakeholders. With a long-term strategic vision, emphasis was placed, for example, on implementing initiatives focused on the sustainable future of the business in governance and communication with steakholders.

By continuing the open and transparent dialog with shareholders, the fourth engagement cycle of the Board of Directors' engagement with local and international shareholders was also held (see section **Continuous and Constructive Engagement with Shareholders**) when we were pleased to receive positive feedback in relation to Assaí's advances in corporate governance. Encouraged to continue improving, the Board of Directors Evaluetion Process - carried out by an independent and specialized service provider - was completely reformulated and gave rise to an action plan which includes, among other initiatives, the reduction in the composition of the Board of Directors by 2027.

Based on the permanent dialog that has been maintained with the shareholders, however, the Board of Directors decided to anticipate this proposal - as already mentioned in the letter from the Chairman of the Board of Directors in this Manual - and presents it for consideration at this Annual and Extraordinary General Meeting. The Committee and the Board view this initiative, which responds to feedback from a group of shareholders, as not only a means to more swiftly address investor expectations, but also as a reaffirmation of the Company's commitment to operational efficiency, consider that this initiative. Moreover, it the reinforces the value placed on the diversity and experience of the current members, while bring to the Board a new perspective with additional expertise in finance and capital allocation skills to the collegiate body.

In the process of reducing the total number of directors from nine to seven, the proposal is to reappoint six members of the current Board of Directors - a crucial point for retaining knowledge of the business and preserving 86% of the Board's degree of independence.

MESSAGE FROM THE CORPORATE GOVERNANCE, SUSTAINABILITY AND NOMINATING COMMITTEE (CGCSI)

This Committee is also proposing the alteration of one of the seats with the appointment of Miguel Maia Mickelberg, whose financial and capital allocation expertise, developed in positions as an executive and board member, will make a major contribution to the debate and to the Board's analytical.

In addition to the proposal now submitted to the Annual General Meeting, the CGCSI, made up of independent members, implemented a number of other relevant initiatives in 2024 in the areas of governance and sustainability, including the following.

Corporate Governance

- As part of the ongoing search for opportunities to improve the governance structure, adjustments were made to the composition of the committees, as well as revisions to the committee regulations and the appointment policy, including monitoring of the governance and nomination processes related to changes in the composition of the Board of Directors;
- With regard to processes, the agendas of the committees and of the Board itself were improved, including improving the preparation of management proposals submitted to general meetings, and the internal governance documents were also reviewed; and
- Support for the implementation of a program to expand **communication** nand **engagement** with shareholders.

Sustainability

- Monitoring of all activities related to sustainability. The Company's sustainability materiality was reviewed and, with the support of a specialized external consultancy, risks were analyzed and a strategy for action on each material topic was validated vis-à-vis short- and medium-term public commitments;
- Participation in the discussions and preparation of the 2024 Sustainability Report, including commitments and practices such as the reduction of greenhouse gas emissions and the climate mobilization agenda; and
- The integration of the strategy and the complementarity of sustainability initiatives with the monitoring of the activities of the **Instituto Assaí**, created in 2022 to promote social investment actions in three areas, was ensured: Entrepreneurship, Food Safety and Sports.

In conclusion, we would like to express our deepest thanks to José Guimarães Monforte, who coordinated this Committee until March 12, 2025. His experience and leadership enriched the discussions and provided certainty for fundamental decisions for the sustainable development of the

MESSAGE FROM THE CORPORATE GOVERNANCE, SUSTAINABILITY AND NOMINATING COMMITTEE (CGCSI)

business. Above all, it is necessary to thank and recognize his notorious knowledge of corporate governance, which enabled and accelerated the process of transforming Assaí from a company with defined control to a diversified capital company (*Corporation*) with a solid structure, processes and practices in corporate Governance.

Julio Cesar de Queiroz Campos

COORDINATOR OF THE CORPORATE GOVERNANCE, SUSTAINABILITY AND NOMINATION COMMITTEE

MESSAGE FROM THE CORPORATE GOVERNANCE, SUSTAINABILITY AND NOMINATING COMMITTEE (CGCSI)

Corporate Governance, Sustainability and Nomination Committee

Human Resources, Culture and Compensation Committee		Main activities carried out in 2024
Total number of meetings in 2024:	15	- Self-evaluation and independent evaluation of the Board of Directors and Board Committees - Conduction of the board member nomination procedure - Review and improvement of the Governance Report - Discussion on the implementation of Corporate Governance improvements - Continuous review of governance structure, processes and documents - Evaluation of the Annual Sustainability Report - Evaluation of the Reference Form and 20-F Form (items relating to the Committee's powers) - Analysis and recommendation for approval of Continued Related Party's Transactions - Analysis and discussion of official letters issued by regulatory bodies - Discussion of sustainability plans, including the Diversity & Inclusion Plan, actions to fight hunger, climate change (scope 3), entrepreneurship, the Sports & Citizenship Program and audit working conditions. - ESG risk analysis and discussion - Discussion and updating of the materiality matrix - Policy evaluation - Support provided to the Audit Committee and Board of Directors for the new internal audit structure
Participatio n rate:	100%	
Independent Members:	100%	
Members **Julio Cesar de Queiroz Campos** Coordinator **Leila Abraham Loria** Membro **Oscar de Paula Bernardes Neto** Member **José Guimarães Monforte** Member and Coordinator until 03/12/2025		

MESSAGE FROM THE FINANCIAL AND INVESTMENT COM-MITTEE



Leonardo Pereira
COORDINATOR OF THE FINANCIAL AND INVESTMENT COMMITTEE

"The main driver of the Financial and Investment Committee (COFIN) in 2024 was to reduce leverage in a context of rising interest rates. A challenge that requires disciplined capital management, cost optimization and strategic financial planning to ensure the sustainable strengthening of operations, taking advantage of opportunities to maintain Assaí Atacadista's history of growth.

The fact that the Company does not have defined control intensifies the fiduciary obligations and, in this sense, in addition to the continuous dialog maintained by the Investor Relations (IR) team, the cycle of engagement with the main local and international shareholders (**see section Continuous and Constructive Engagement with Shareholders**) was valuable in promoting a mutually beneficial dialog.

Dedicated to strengthening the role of supporting discussions and decisions of the Board of Directors, based on such priorities, a work program was established and, over the course of 14 meetings during the year, presented the following results:

- **Deleveraging Plan:** incorporated into the 2025-2028 Strategic Plan and including objective targets and implementation schedules, deleveraging is anchored in the Company's strong capacity to generate operating cash; inexistence of a need to issue new shares to achieve such purposes was ascertained. A new pace of expansion was also considered, prioritizing projects with higher potential for value creation based on the competition and/or demographics equation;

- **Reduction in the Cost and Debt Profile Extension:** the committee supervised the work of executives to take advantage of the best windows of opportunity to optimize the debt profile with new funding, combining cost reduction with maturity extension. The good execution eliminated the pressure on the amortization schedule in 2025 and allowed work to begin on the amortizations scheduled for 2026 in 2025 and allowed work to begin on the amortizations scheduled for 2026;

MESSAGE FROM THE FINANCIAL AND INVESTMENT COMMITTEE

- **P Minimum Cash Policy:** the committee discussed, proposed and approved a minimum cash policy, which aims at ensuring an adequate level of liquidity throughout each month and each quarter, always respecting the operating cycle and allowing the monitoring and leveraging of new opportunities with suppliers, avoiding the possibility of excessive cash surplus and minimizing any cash restrictions;
- **Efficient Capital Allocation:** monitoring of all strategic projects (investments made in the expansion plan in store conversion and organic growth), as well as reviewing and recommending approval of the budget by the board and monthly monitoring of results;
- **Monitoring of General and Administrative Expenses:** special attention to controlling general and administrative expenses, since this is deemed an anchor of the cash and carry model as it directly impacts the EBITDA margin and, consequently, cash Generation; and
- **Improvements in the Communication Strategy:** deepening and better understanding of what the main shareholders deem more relevant for monitoring their investments and carrying out their analyses and projections. This effort made it possible to discuss actions to support the work of executives in order to increase disclosure and explanations of variations in the accounts. Some evidence of progress in recent months were:
    - Improvement of the explanatory note on lease liabilities;
    - Opening of items that compose the total cash availabilities;
    - More detailed breakdown of the amount of average cash invested; and
    - Opening of the amortization schedule to allow visualization of the principal amount and interest.

Together with the Human Resources, Culture and Compensation Committee (CGCR), COFIN identified and defined the indicators and quantitative targets for variable compensation programs, establishing appropriate incentives for executive compensation, aligned with the interests and expectations of creation of shareholder value.

In analyzing the scenario for 2025 to 2026, four priorities for action were established:

- To ensure that the Company's deleveraging plan maintains its downward trend, as this will bring larger strategic flexibility. In addition to being driven by cash generation capacity, such plan also implies a reduction in net debt;
- To maintain the liquidity in order to leverage commercial opportunities, deemed as one of the anchors of the business model;

MESSAGE FROM THE FINANCIAL AND INVESTMENT COMMITTEE

- To ensure maximum efficiency in capital allocation, understanding that movements in this area require increased dialog and engagement with shareholders and relevant investors, as well as adequate communication of results to enable the management of expectations; and
- To maintain a continuous improvement in transparency and communication with shareholders and investors, considering that Assaí plays a key role in its industry and is known to be an active player in the capital market. The Company aims to be recognized as one of Brazil's benchmarks in information quality, transparency and communication, which enhances the opportunity to strengthen engagement and dialogue with shareholders, factors that generate greater trust and a better understanding of potential and perceived value.

With this message, I close an important cycle in the coordination of Assaí's Financial and Investment Committee, fully satisfied with the progress made and confident that its members will remain committed to maintaining continuous attention to identifying opportunities that make it possible to anticipate initiatives in the proper execution of plans and the fulfillment of established goals and deadlines.

Leonardo Pereira

Leonardo Pereira

COORDINATOR OF THE FINANCIAL AND INVESTMENT COMMITTEE

MESSAGE FROM THE FINANCIAL AND INVESTMENT COMMITTEE

Financial and Investment Committee

Human Resources, Culture and Compensation Committee		Main activities carried out in 2024
Total number of meetings in 2024:	22	• Monitoring and discussions of the Company's indebtedness and deleveraging • Discussions on the stretching of the debt profile • Discussions on the issuance of debt in the capital market; • Analysis of Quarterly Results and Annual Results • Analysis and discussion of the implementation of the 2023 budget and the 2024 and 2025 budgets • Discussion and recommendation of approval of the Operational and ESG Biannual Strategic Planning • Monitoring results and cash flows • Discussion and recommendation of approval of capital increases relating to the vesting of stock options • Monitoring indebtedness and compliance with covenants • Discussion to improve transparency and reporting of financial data to the market • Follow-up on IR issues • Review of investments planned for 2024 to 2026 • Review and monitoring of investment performance • Analysis and discussion of targets and financial indicators for purposes of managers' compensation • Updating the Investment, Funding and Minimum Cash Policy • Monitoring compliance with Strategic Planning
Participatio n rate:	100%	
Independent Members:	100%	
Members **Leonardo Gomes Pereira** **Coordinator** **Enéas Cesar Pestana Neto** **Member** **Miguel Maia Mickelberg** **External Member** **José Roberto Meister Müssnick** **Member**		

CONTINUOUS AND CONSTRUCTIVE ENGAGEMENT WITH SHAREHOLDERS

A consolidated initiative in the Company's governance practices

In 2023, Assaí implemented a continuous and constructive engagement program with shareholders and investors to accompany the transition from a company with a defined control to a company with widely-held capital.

Since then, Assaí has been improving its shareholder and investor engagement program in two dimensions: (a) the engagement of the investor's relations (IR) executive team on a day-to-day basis and (b) the engagement of members of the Board of Directors (BoD) on topics within their attributions.

The following table illustrates the main differences between these two dimensions of engagement, which complement each other in building the trust of shareholders and investors, and in assuring the preservation and creation of long-term value for shareholders:

ASPECT	ENGAGEMENT OF THE IR EXECUTIVE TEAM	ENGAGEMENT OF THE BOD
MAIN	It acts as Assaí's main point of contact for shareholders, investors, managers, analysts, ratings agencies, creditors and other stakeholders that monitor the Company's economic and financial performance.	It facilitates direct communication between the Board of Directors and the shareholders, usually on strategic governance issues.
FUNCTION	Financial performance, market updates, corporate strategy, investor queries, stock performance and analyst relations.	Governance, executive compensation, sustainability issues (ESG), succession planning and major corporate decisions.
FOCUS	Regular and continuous through meetings, web conferences and local and international roadshows, dissemination of reports, presentations and communications.	Occasional and strategic, usually involving annual meetings, special investor forums or governance-related discussions.
NATURE OF ENGAGEMENT	Institutional investors, analysts, financial media and regulators.	Long-term shareholders, voting recommendation consultancies (Proxy Advisors) and institutions focused on governance.
TARGET PUBLIC	It focuses on transparency and continuously offers clarifications on actions that impact operational and economic-financial performance, avoiding information asymmetry. The main means of communication include the disclosure of materials regarding quarterly and annual results, filings with the CVM/SEC and the website, the Sustainability Report, the Manual and other information relating to General Shareholders' Meetings, local and international investor meetings and conferences, as well as the provision of periodic and occasional information by the IR Officer, as required by applicable laws and regulations.	Formal interaction, with exclusive emphasis on fiduciary duties, governance issues and strategic direction.

CONTINUOUS AND CONSTRUCTIVE ENGAGEMENT WITH SHAREHOLDERS

Continuous engagement of the IR executive team

Assaí's investor's relations (IR) executive team works to ensure accessibility and transparency in the Company's information and, for such purpose, makes disclosures to shareholders and investors throughout the year to allow continuous interaction on issues that are important to their investment decisions. The IR executive team holds regular meetings with investors, sometimes including the participation of executives from other important areas of the Company, respecting capital market regulations prohibiting the selective disclosure of privileged information, and regularly reports to the Board of Directors on investor concerns, demands and expectations.

The IR executive team maintained an intense schedule of activities during the year to assure accessibility to its target public:

+120
meetings with analysts

+140
meetings with the 30 biggest shareholders

30
local and international events

~600
Formal meetings with analysts*

*Does not include telephone contacts and service by e-mail.

CONTINUOUS AND CONSTRUCTIVE ENGAGEMENT WITH SHAREHOLDERS

Engagement of the BoD with Shareholders

In addition to the ongoing interaction initiatives among the IR team and the Executive Board of Officers, since 2023 the Board of Directors began a process of constructive and direct dialog with a significant portion of shareholders, both to respond directly to questions related to governance and sustainability practices and also to consider the demands and expectations of shareholders in its business decision-making process and in the proposals formulated at General Meetings.

In addition to engagement meetings, the BoD regularly receives reports from the IR executive team to review shareholder feedback, which allows it to identify any need for action or improvement. Whenever necessary, shareholder expectations are incorporated into the BoD's actions and Committee initiatives, based on the relevance of the demands.

As part of the evolution process, the Board of Directors has already held four cycles of engagement with the Company's shareholders, in which they were able to share their views on the most relevant issues submitted to the General Meetings, such as the proposal for the new Management Compensation Program and the Executive Partner Program approved in April 2024.

The following illustration describes the typical annual Shareholder Engagement cycle adopted by Assaí, with the regular involvement of the Board of Directors:

CONTINUOS AND CONSTRUCTIVE ENGAGEMENT WITH SHAREHOLDERS

Geral - Engagement after the publication of the Notice and Proposal of the General Shareholders'

APRIL

Comprehensive engagement with shareholders to provide updates, collect new feedback on governance issues, elucidate misunderstandings regarding the management's proposals and discuss items on the Shareholders' General Meeting agenda

General Shareholders' Meeting

APRIL

Post General Shareholders Meeting Engagement

MAY AND JUNE

Reporting to the Board of Directors and the appropriate committees on shareholder feedback in relation to the topics that received approval or not at the Meeting. Discussing the results of the vote at the last General Shareholders' Meeting with the Board of Directors.

Preliminary and preparatory engagement for the General Shareholders' Meeting

NOVEMBER AND DECEMBER

Obtaining feedback that will be shared with the applicable Advisory Committee. Shareholder/investor perceptions are shared with the entire Board of Directors. The appropriate committees and the Board of Directors consider possible changes to respond to shareholder demands, concerns and expectations. eventuais mudanças para responder às demandas, preocupações e expectativas dos acionistas.

Comprehensive engagement

JULY AND OCTOBER

Comprehensive engagement with shareholders to get to know and capture investors' perceptions, demands and expectations, with special attention to governance issues, in addition to other topics to be addressed at the General Shareholders' Meeting.

REPORT OF THE FOURTH CYCLE OF SHAREHOLDER ENGAGEMENT

WHO PARTICIPATED	• **Institutional investors** with positions representing **more than 57% of the outstanding shares** (*free float*) - Note: Previous cycle had reached **44% of the shareholder base** • The main international consultants in voting recommendation; • Four **independent directors** participated in the talks (CoB and three committee coordinators), as well as the Vice-President of Finance and Investor Relations and members of the IR and governance executive team.
MAIN TOPICS ADDRESSED	• Understanding the internal *guidelines* and priority themes related to governance/ESG issues; • Learning expectations regarding the evaluation process and the appointment of the BoD; • Getting to know the expectations regarding management compensation in the current context and scenarios; • Learning recommendations regarding the form of communication and the level of transparency of the Company in relation to relevant issues from the perspective of shareholders.
WHAT WE HEARD FROM SHAREHOLDERS AND INVESTORS	• Evaluate the possibility of implementing the highest possible openness of information (*disclosure*) about the BoD's evaluation process and the skills of each member; • Expectation to learn details of the succession plan for the BoD, including alternation in leadership positions, the gradual pace of succession and emerging skills such as innovation, technology and AI - Artificial Intelligence; • Expectation of receiving *disclosure* on the development and evolution of the Management Compensation Programs and the Executive Partner Program • Indication of changes in metrics and, possibly, performance targets in the short, medium and long term, especially in view of the more challenging current context; • Expectations of being able to monitor initiatives aimed at capital structure and the pace/process of deleveraging.

In addition to the engagement meetings already held by members of the Board of Directors between November 2024 and February 2025, **a webinar will be held** shortly after the publication of the Meeting Manual **so that the Board of Directors may briefly present the main items of the management proposal and clarify any doubts**. Also after the publication of the Meeting Manual, the Vice- President of Finance and Investor Relations and the

REPORT OF THE FOURTH CYCLE OF SHAREHOLDER ENGAGEMENT

Company's IR team will be able to hold engagement meetings with the Company's shareholders in order to clarify the context of the topics contained in the Management proposal and collect any comments and perceptions.

Issues already addressed in the 2023 and 2024 period as a result of previous engagement cycles

As a result of previous BoD engagement cycles, in response to shareholder's feedback and as part of our ongoing assessment of best practices, the BoD incorporated the improvements described below since taking office in 2023:

CORPORATE GOVERNANCE PRACTICES

- Expansion of the number of independent board members to reflect the shareholder configuration;
- Adoption of a structured process for identification and selection of board members, with the support of specialized and independent companies, to assess skills in line with the Company's strategic needs and future challenges, including to increase diversity in the board in its broadest sense;
- Appointment of board members taking into account the aspects of (I) diversity of experience, including an expert in governance; and (II) diversity of gender, ethnicity, age and others;
- Adoption of a skill matrix for appointing members of the Board of Directors, to identify the complementarity of members;
- Adoption of a management compensation policy that aligns the interests of managers and shareholders, with short-, medium- and long-term metrics and targets;
- Reviewing/updating and implementing adjustments to the bylaws, policies and regulations:
- The **Related Party's Transactions Policy (changes aiming** at avoiding conflicts of interest and limits for the approval of amounts, board approvals, etc.);
- ***Clawback* policy**, (implementation);
- **Results and Dividends Distribution Policy** (implementation);
- **Appointment Policy for Members of the Board of Directors, its Board Committees, Statutory Executive Board and Audit Board** (segregation of compensation policy, regulatory updates and improvements);
- **Compensation Policy for Members of the Board of Directors, its Board Committees and Statutory Executive Board** aims at reflecting the new compensation model approved at the 2024 AEGM);
- **Stock Ownership Guidelines (SOG)** (implementation in accordance with the new compensation model approved at the 2024 AEGM).



DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

As part of the process of preparing the management compensation proposal approved at the Shareholders' Annual and Extraordinary Meeting held on April 26, 2024 ("2024 AEGM"), the Human Resources, Culture and Compensation Committee (CGCR) dedicated itself intensively to matters related to the managers' compensation, especially executives, going through discussion in the Board of Directors before its final approval at the 2024 AEGM, having obtained significant shareholders' approval of the different programs proposed on that occasion, as indicated in the table below:

CORPORATE EVENT	DESCRIPTION OF THE DECISION	% VOTES IN FAVOR
Shareholders' Extraordinary Meeting (EGM)	Long-Term Incentive Plan through Grant of a Right to Receive Company's Shares	95.1%
	Executive Partner Program Complementary global limit to the managers' compensation for the 2024 to 2031 fiscal years, with the sole and exclusive purpose of authorizing expenses related to the Executive Partner Program	75.0%
Shareholders' Annual Meeting (AGM)	Annual global limit to the managers' compensation for the fiscal year ending December 31, 2024	72.7%

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

Considering the shareholders' support for the approved programs, which already take into account the new true corporation context, including performance metrics that reflect the alignment of interests with shareholders, the CGCR believes that the challenge ahead is to ensure full transparency for shareholders on the evolution of the already approved programs and the proposed annual global limit to the managers' compensation for 2025, in order to also allow comparability and consistency of compensation information between different years.

In this sense, this analysis seeks to recall the purposes and objectives of the different Management Compensation Programs, their models and structures, as well as to present the actual result within the global annual compensation limit approved for 2024 (after verifying the achievement of targets) and to present the proposal for the global annual compensation limit to 2025, which will be the subject of analysis and resolution at this General Meeting.

Purposes and Objectives of the Management Compensation Program

Assaí experienced exceptional growth over the last 13 years and improved corporate governance, given the transformation into a corporation. In this sense, having a compensation plan for management focused on generating value for the Company, linked to performance metrics and reflecting the alignment of interests with shareholders was an important step taken in 2024.

The new model was created and approved by the shareholders for this purpose: to retain and motivate executives by rewarding the achievement of the Company's performance targets aimed at creating value, taking into account that such performance depends on the talents, skills and engagement of the leadership team.

In summary, the main objectives contemplated in the Management Compensation Program approved at the 2024 AEGM were:

- Aligning the interests of executives and shareholders with a significant portion of long-term compensation through the grant of restricted shares, in order to maximize long-term value creation.
- Retaining and attracting executives who have the necessary leadership skills to support the Company's culture and strategic growth priorities.

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

- Offering a competitive aggregate compensation in relation to the market average, with the opportunity to increase earnings upon the Company presenting results that exceed performance targets, as well as to fall below the market when performance targets are not met.

Model and structure of the Management Compensation Program

The current model and structure of the management compensation program was approved by the 2024 AEGM. When it was drawn up and proposed, each component of the compensation program was thoroughly reviewed, including the definition of metrics, comparison criteria, the balance between fixed and variable compensation, short- and long-term incentives, as well as programs focused on retaining our main executives. The whole process was conducted with an attentive eye to simplifying the program and based on listening to shareholders.

In response to shareholders' demand for a compensation structure that would ensure the retention of the Company's key leaders and promote the commitment of executives along the lines of the "skin in the game" concept, the Executive Partner Program and the Stock Ownership Guidelines were created. Both programs are pillars for the Retention, Commitment, Motivation and Recognition of Key Leaders.

The programs approved and implemented as of April 2024 are described below:

Compensation of the Board of Directors

The compensation model approved for the Board of Directors for 2024 (which will be maintained for 2025) considers fixed compensation only. The following table describes the elements of the compensation of members of the Board of Directors and the approved model:

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

ELEMENTS OF COMPENSATION	MODEL (HOW IT IS PAID)
Fixed Compensation	Fixed cash compensation consisting of: Monthly fees Committee fees Committee
Short-term incentives (ICP)	Not eligible
Long-Term Incentives (LTI)	Not eligible

Compensation of the Executive Board

The compensation model approved for the Executive Board for 2024 (which will be maintained for 2025) has been carefully designed to ensure the continuity of the Company's growth path, maintaining the motivation of the team and aiming at meeting the expectations of our shareholders. The table below describes the elements of the compensation of members of the Executive Board and the approved model:

ELEMENTS OF COMPENSATION	MODEL (HOW IT IS PAID)
Fixed Compensation	Fixed cash compensation linked to the scope and responsibilities of each executive's position, composed of: Basic salary Direct and indirect benefits
Short-Term Incentives (ICP)	Cut off of 80% of the Pre-IFRS 16 EBITDA target, as a condition for the PPR to be triggered. The Program is composed by an achievement curve that ranges from 80% to 120%, and a payment curve of 50% to 150%, with 50% of the target-amount being paid if 80% of the individualized scorecard is achieved and 150% of the target-amount being paid if 120% of the individualized scorecard is achieved (except for the "Net Sales" indicator, which has a

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

	range of 95% to 105%). If the 80%target is not reached, the corresponding indicator will be reset to zero on the scorecard.
Long-Term Incentives (LTI)	Standard ILP: **30%** of the award of restricted shares linked to permanence **70%** of the award performance shares linked to the following performance conditions, with an achievement and payment curve of 90% to 110%: • Operating Cash Flow - **35%** • Return on Invested Capital (ROIC) – **35%** • Black individuals in Leadership Positions (ESG) - **5%** • Reduction of CO² Emissions (ESG) - **5%** • Formation of Successors - **20%** For the CEO, 30% of the award (restricted shares) will have a 5-year vesting period, with partial releases of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year; the other 70% (performance shares) will have a single 5-year vesting (cliff). For the other officers, a single 3-year vesting (cliff).

To facilitate the understanding of the **Standard ILP**, below is a visual representation showing what was indicated in the previous section:

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

CEO Standard LTI


Base Salary
x
Salary Multiple
÷
ASAI3 quote
Last 20 trading sessions
=
Total number of shares
Total number of shares
=
30% restricted shares
+
70% performance shares
Vesting
30% restricted shares
=
Grant
33%
3 years
33%
4 years
34%
5 years
70% performance shares
=
Grant
100%
5 years
Indicator assessment
Standard LTI performance indicator calculation model
35% Operating Cash Flow (OCF)
Minimum
Target
Maximum
90%
97%
100%
110%
33.95%
35% Return on Invested Capital (ROIC)
Minimum
Target
Maximum
90%
100%
105%
110%
36.75%
10% ESG: Black People in Leadership Positions and Reduction of CO2 Emissions
Minimum
Target
Maximum
90%
98%
100%
110%
9.80%
20% Formation of Successors
Minimum
Target
Maximum
90%
100%
108%
110%
21.60%
Result
102.10%
70% performance shares
x
Result 102.10%
=
Total number of performance shares

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

Other Officers' Standard LTI


Base Salary
x
Salary Multiple
÷
ASAI3 quote
Last 20 trading sessions
=
Total number of shares
Total number of shares
=
30% restricted shares
+
70% performance shares
Vesting
30% restricted shares
=
Grant
100%
3 years
70% performance shares
=
Grant
100%
3 years
Indicator assessment
Standard LTI performance indicator calculation model
35% Operating Cash Flow (OCF)
Minimum
Target
Maximum
90%
97%
100%
110%
33.95%
35% Return on Invested Capital (ROIC))
Minimum
Target
Maximum
90%
100%
105%
110%
36.75%
10% ESG: Black People in Leadership Positions and Reduction of CO2 Emissions
Minimum
Target
Maximum
90%
98%
100%
110%
9.80%
20% Formation of Successors
Minimum
Target
Maximum
90%
100%
108%
110%
21.60%
Result
102.10%
70% performance shares
x
Result 102.10%
=
Total number of performance shares

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

About the Executive Partner Program

The Executive Partner Program, is distinct from a traditional Long-Term Incentive via Grant of the Right to Receive Shares ("Standard LTI") program. Such specific program aims at strengthening the entrepreneurial mindset within the Company's leadership, with the CEO and two Vice-Presidents of the core areas of the Company (Operations and Comercial & Logistics) as beneficiaries.

This Program not only grants rights to shares in a specific way, but also responds to a clear retention strategy, aligning key leaders with the long-term objectives of the shareholders. Thus, the Program was designed to cultivate lasting commitment and deep alignment with a vision for the future of Assaí, attending the expectations of a significant portion of shareholders, evidenced during comprehensive engagements.

Meticulously developed with the collaboration of global experts, introduced an innovative approach to executive compensation, inspired by the "CEO shareholder" practice, widely recognized in leading markets such as the United States.

Differentiating itself from conventional models, the Program was designed to retain key executives through **a one-off grant of rights to shares**, with a vesting period of seven years, complemented by a subsequent three-year lock-up, totaling **a complete ten-year cycle of engagement and commitment**.

The scope of the Program is limited to up to 2% of the total number of shares issued by the Company and consists of: 30% in restricted shares (retention) and 70% in performance shares. The final determination of the performance shares awarded will be concluded on the 7th vesting year and will depend on the degree of achievement of the Earnings per Share (EPS) target, as adjusted by the Broad Consumer Price Index (IPCA), considering the achievement of a minimum EPS growth of IPCA + 20% per annum.

This structure not only solidifies the Company's position as a differentiated competitive force, but also marks a significant advance in Assaí's corporate governance practices, aligning them with global best practices.

The following illustration shows the operation of the **Executive Partner Program** as an exceptional one-off extraordinary long-term program, under which the one-off grant of rights to shares was already made in 2024 and is not related to the annual compensation indicated on **in section** Setting of the Annual Global Limit to the Compensation of the Company's Managers for the Fiscal Year Ending December 31, 2025**, which is formulated on an annual basis and submitted to the general meeting**:

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION


Executive Partner Program
Evolution of EPS vs Distribuition of %
and shares issued by the Company
Program start trigger
EPS: IPCA + 20% p.y
Maximum
1.6%
0.4%
0.4%
0.4%
0.4%
EPS growth
RETENTION
PERFORMANCE

Stock Ownership Guidelines

The Stock Ownership Guidelines (SOG), represents a best practice in corporate governance, designed to more closely align the interests of statutory officers with the generation of long-term value. Adopted by many of the world's largest listed companies, this guideline encourages executives to hold a significant portion of their compensation in company's shares, promoting a direct connection with the Company's success and sustainable growth.

The Stock Ownership Guidelines, which reflects the compensation model approved by the 2024 AEGM, stipulates that the CEO shall hold shares in an amount equivalent to **5 times his annual fixed compensation** and the other statutory officers shall hold shares in an amount equivalent **to 3 times their respective annual fixed compensation**. In all cases, the CEO and statutory officers will have until 2029 (namely, up to 5 years from the date of execution of the relevant agreement) to achieve the goals and target-number of shares. Notwithstanding the stipulation of such term, the CEO currently already holds a number of shares that satisfy the policy's requirement for his position.

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

Severity and Diligence of the Board of Directors in Monitoring the 2024 Goals and in Establishing the Proposed Global Limit to the Annual Compensation for 2025

Annual global limit to the managers' compensation approved for 2024 and actual compensation

The limit to the annual global compensation of managers for the fiscal year ended December 31, 2024 was approved in the amount of **BRL 61,137.4 thousand**, distributed among the Board of Directors as shown below, provided that such global limit **does not include expenses arising from the Executive Partner Program**, since this is an exceptional one-off extraordinary long-term program which will be discussed later. The table below also shows the amount actually paid in 2024, as well as the variation with respect to the global limit that was approved.

COLLEGIATE BODY	PROPOSED AND APPROVED GLOBAL LIMIT (BRL THOUSAND)	REALIZED AMOUNT (BRL THOUSAND)	VARIATION
Board of Directors	10,820.4	10,348.4	-4.36%
Fiscal Council	496.9	496.9	-
Executive Board	49,820.0	35,857.3	-28.03%
Total	**61,137.4**	**46,702.20**	**-23,61%**

Compensation of the Board of Directors

Considering the nature of the compensation of the Board of Directors, the composition of which exclusively includes a fixed portion, we verified that the compensation actually paid for the 2024 fiscal year was 4.36% below the global limit to BRL 10.8 million approved at the 2024 AEGM, mainly due to the vacancy of a director for more than 3 months (as detailed in section **section VI.1 of the Management Proposal**). The following graphs show the significant reduction in the compensation of the Board of Directors in more than two thirds (2/3) compared to recent history and the concentration of compensation in the fixed mode only. In addition to economic efficiency, such adjustment also allowed full alignment with current best corporate governance practices.

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION


MIX COMPENSATION EVOLUTION - BOARD OF DIRECTORS
In R$ (MM) - Reference for view
33,9
7,1
21%
11,6
34%
15,1
45%
35,8
5,8
16%
14,4
40%
15,6
44%
17,8
8,0
45%
9,8
55%
10,8
-4,36%
10,3
10,8
100%
10,3
100%
Total paid in 2021
Total paid in 2022
Total paid in 2023
2024's Proposal
Total paid in 2024
Fixed Compensation
ICP
ILP

Compensation of the Fiscal Council

Considering the nature of the compensation of the Fiscal Council, the composition of which exclusively includes a fixed portion and pursuant to the provisions of article 162 of Law 6,404/76, we verified that the compensation actually paid for the 2024 fiscal year was in line with the global limit to BRL 496.985.00 thousand approved at the 2024 AEGM. The following graph indicates a certain steadiness in the behavior of such body's compensation over the last four Years.

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

MIX COMPENSATION EVOLUTION - FISCAL COUNCIL

In R$ (MM) - Reference from view


0,33
100%
0,58
100%
0,46
100%
0,50
100%
0,50
100%
Total paid in 2021
Total paid in 2022
Total paid in 2023
2024's Proposal
2024
Total paid in 2024
Fixed Compensation

Compensation of the Executive Board

The annual global limit to the Executive Board's compensation approved at the 2024 AEGM was of BRL 49,820,011.00 and was already established under the new model and structure of the Compensation Program described above, which were duly linked to goals and objectives.

a) **Fixed Compensation**

The amount actually realized, which includes payment for termination, of BRL 12,208,127.00 in 2024 for the compensation of the Executive Board was lower than the proposed amount of BRL 13,862,913.00, with a reduction of 11.9%. This difference is due to the fact that there was a reduction in the number of statutory directors from five (5) to four (4), thus generating a difference and reduction in fixed salary plus benefits, as detailed in section **VI.2 of the Management Proposal**.

b) **Variable Compensation**

The Board of Directors analyzed and approved quantitative and qualitative indicators and targets linked to the Company's performance, which were developed by the Human Resources, Culture and Compensation Committee (CGCR) jointly with the Financial and Investment Committee (COFIN). Such metrics aim a balancing collective targets, specific targets for each area and individual targets, which were regularly monitored and validated during the calculation period.

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

Such 2024 goals and objectives are integrated into the Company's planning and budget cycle. The targets were arranged in a cascade at each level, adapted to the area of responsibility of the executives, with elements indicating business performance and individual objectives.

In 2024, achievement of indicators was in average of 106.09% and, therefore, the Short-Term Incentive, restricted to the Profit-Sharing Program (PPR), was calculated using such percentage.

The BoD was diligent and disciplined in monitoring the evolution of performance and the achievement of goals and, in order to ensure that the work was sufficiently in-depth, External Audit was engaged to validate and verify the process and the accuracy of the calculation of results. The progress of the work was monitored by the internal audit and the results of the tests presented to the Audit Committee and to the Board of Directors were very satisfactory.

The following table summarizes the calculation of individual targets for the main leaders:

ICP - INCENTIVO DE CURTO PRAZO

	METAS		CEO	COMERCIAL & LOGÍSTICA	OPERAÇÕES	FINANÇAS & RI
INDICADOR DE NEGÓCIO	50%	10% Net Sales	✓	✓	✓	✓
		10% Net Profit	✓	✓	✓	✓
		12.5% Net Debt		✓	✓	✓
		12.5% EBITDA	✓	✓	✓	✓
		5% ESG (Women in leadership positions and CO2 emissions)	✓	✓	✓	✓
	AVERAGE ACHIEVEMENT		**51%**			

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

AREA INDICATOR / QUANTITATIVE AND QUALITATIVE	30%	Assaí Expansion Plan	✓		✓	
		Execution of Assaí's 50th anniversary campaign.	✓	✓	✓	✓
		Development of a new financial services proposal for the company				✓
		Debt Management (Net Debt/EBITDA)	✓	✓	✓	✓
		Volume of *Cash* Margin		✓		
		Percentage of losses on net sales Brazil			✓	
		Initiatives to improve recurring commercial conditions with suppliers in relation to retail competitors		✓		
		Percentage of Total Turnover (without expansion) - Brazil	✓	✓	✓	✓
		Tax Monetization				✓
		Evaluation of possible M&A or merger processes	✓			✓
	AVERAGE ACHIEVEMENT		**32,09%**			
INDIVIDUAL CONTRIBUTION INDICATOR	20,00%	Individual Qualitative and Quantitative Targets	✓	✓	✓	✓
	ATINGIMENTO MÉDIO		**23,00%**			
	ATINGIMENTO MÉDIO 2024		**106,09%**			

The approved global limit to the Executive Board's compensation allowed achievement of the ICP target of up to 120%, with a planned payment curve of 150%, totaling BRL 18,544,579.00. As of the closing of 2024, the average achievement was of 106.09%, resulting in a global realized amount of BRL 11,746,003.00.

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

c) Long Term Incentive – ILP

The approved global limit to the Executive Board's compensation contemplated the possibility of an expenditure of the ILP of up to BRL 17,412,520.00, and an amount of BRL 11,913,119.00 was recognized in 2024 (not considering the Executive Partner Program), namely, 31.6% below the planned amount, due to the following factors:

(i) Not all options contemplated by the C8 Series of the Stock Option Plan were exercised, since the exercise price of BRL 13.39 for this series was higher than the market value of the shares at the time of such exercise; and

(ii) Reduction in the accounting provision for 2024 related to Phantom Shares, reflecting a devaluation of the market price of the shares in the period.

The following graphs show the recent history of the Executive Board's compensation, including the variations between the amounts proposed and realized in 2024, as described above, and indicate the balance achieved in the distribution of compensation between fixed compensation, ICP and ILP. Such graphs do not include the compensation of the Executive Partner Program, an exceptional one-off extraordinary long-term program under which the one-off grant of rights to shares was already made in 2024 and is not related to the traditional annual compensation described here.

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

MIX COMPENSATION EVOLUTION - STATUTORY OFFICERS
In R$ (MM) - Reference Form View


39,7
6,1
15%
14,5
37%
19,1
48%
59,1
8,9
15%
42,1
71%
8,1
14%
47,2
20,9
44%
16,8
36%
9,5
20%
49,8
-28,3%
17,4
35%
18,5
37%
13,9
28%
35,9
11,9
36%
11,7
33%
12,2
34%
Total paid in 2021
Total paid in 2022
Total paid in 2023
2024's Proposal with Executive Partner
Total paid in 2024 with Executive Partner
Fixed Compensation
ICP
ILP

Proposal for the Annual Global limit to the Managers' Compensation for the fiscal year ending 12/31/2025

The global amount of compensation proposed for 2025 remained aligned with the compensation model and structure approved at the 2024 AEGM and is virtually in line with the amount and criteria of the proposal submitted in the previous year.

Compensation criteria in line with the market and suitable for retaining, motivating and recognizing key leaders, including statutory and non-statutory officers, were maintained.

For purposes of defining the global limit to the managers compensation proposed for the 2025 fiscal year, the monthly fixed compensation of officers takes into account the salary position at the market median (P50 - 50th percentile), as proposed to the Board of Directors following the works and in-depth discussions by the Human Resources, Culture and Compensation Committee (CGCR), acting jointly with the Financial and Investment Committee (COFIN),

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

In addition, such proposal maintains the structure of the officers' Short-Term Incentive (ICP), which is exclusively composed by the Profit Sharing Program (PPR). The aim is to ensure that the sum of Fixed Compensation, ICP and Long-Term Incentive (ILP) is positioned at the 75th percentile (P75), in line with market practices to ensure the Company's competitiveness.

The **limit to the managers' annual global compensation for the fiscal year ending December 31, 2025** proposed to this General Meeting is of **BRL 58,894,607.00**, to be distributed among the Management as shown in the table below:

COLLEGIATE BODY	AMOUNT REALIZED IN 2024 (BRL THOUSAND)	PROPOSED AND APPROVED GLOBAL LIMIT FOR 2024 (BRL THOUSAND)	PROPOSED GLOBAL LIMIT FOR 2025 (BRL THOUSAND)	PROPOSED VARIATION 2025/2024
Board of Directors	10,348.4	10,820.4	10,690.4	-1.20%
Fiscal Council	496.4	496.9	661.7	33.15%
Executive Board	35,857.3	49,820.0	47,542.4	-4.57%
Total	46,702.20	61,137.4	58,894.6	-3.67%

An analysis of the comparison between the proposal for 2025 and the closing of 2024 shows progress in the figures. We highlight below the main points that justify the variations:

- **Board of Directors:** a 1.20% decrease considering the reduction of 2 (two) directors as of May/2025 (from 9 to 7 members). For the other members of the Board, we are applying a 5% inflation adjustment, keeping fees in line with market practice;
- **Fiscal Council:** the increase the compensation related to the reduction from 5 (five) to 4 (four) statutory officers, is due to the increased on the average of the fixed compensation attributed to the statutory officers for the 2025 fiscal year, on the basis of which the remuneration of the Fiscal Council is calculated;
- **Statutory Executive Board:** the variations in fixed compensation (salaries and benefits) reflecting the inflation adjustments. The ICP variable compensation, continues to the proposal being at its maximum level of achievement and the accounting provisioning of the ILP

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

programs continue to respect the CPC 10 rules (equivalent to IFRS 2).In summary, the variations in the 2025 budget compared to the closing of 2024 are planned increases aimed not only at ensuring competitiveness, but also at aligning compensation and benefits with the growth and performance targets set for the coming year.

A comparative analysis of the ICP amount approved for the 2024 fiscal year, within the global compensation limit and the amount proposed for the 2025 fiscal year, shows an achievement curve of 80% to 120%, as well as a payment curve of 50% to 150%. As a result, the amount has remained practically stable, as shown below.

LIMIT OF THE PROPOSED GLOBAL ANNUAL COMPENSATION

In R$ (mm) – Reference Form View


BOARD OF DIRECTORS
-1,20%
10,8
10,7
Approved in 2024
2025's Proposal
Fixed
FISCAL COUNCIL
33,15%
0,5
0,7
Approved in 2024
2025's Proposal
Fixed
STATUTORY OFFICERS
-4,57%
17,4
18,5
13,9
14,3
19,5
13,8
Approved in 2024
2025's Proposal
Fixed ICP ILP

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

Again, it is worth stressing that such proposed Annual Global Compensation Limit does not include the provisions arising from the Executive Partner Program (provision of BRL 17 million in 2025), since this is an exceptional one-off extraordinary long-term program that has already been approved at the 2024 AEGM, as well as its respective supplementary compensation for the years 2024 to 2031.

The details of the proposal of Annual Global Limit to Managers' Compensation for the fiscal year ending December 31, 2025 are set out in **Exhibit V**.

Evolution of the Executive Partner Program - Realized 2024 and Provision 2025

In 2024 a one-off grant was made under such one-off extraordinary long-term program, which is not to be confused with the Standard ILP and, therefore, is not included in the proposal of the Annual Global Limit to Managers' Compensation for the year ending December 31, 2025.

The program was approved at the 2024 AEGM and set the supplementary global limit to the managers' compensation for the **fiscal years 2024 to 2031**, particularly with respect to the total vesting period of 7 years comprised between **May 1, 2024** and **May 1, 2031**, in the amount equivalent to the total grant of the right to receive shares under the Executive Partner Program (i.e., up to BRL 336,065,746.00), considering certain assumptions, with **sole and exclusive allocation to expenses related to the Executive Partner Program** to be accounted for over the vesting period, in accordance with CPC 10 (equivalent to IFRS 2).

Considering that the portion accounted for in each fiscal year between 2024 and 2031 depends on the estimate of the number of shares to be potentially received by the participants, according to the potential for achieving the performance targets set for the Executive Partner Program, the estimated amounts to be accounted for as effective compensation expenses related to the Executive Partner Program vary in the fiscal years from 2024 to 2031, but in no case will the aggregate amount of expenses accounted for in such period exceed the definitive global limit approved in April 2024.

The provision related to the **Executive Partner Program** recorded in December 2024 **were of BRL 11.5 million**, in contrast to the initially provisioned **BRL 25.5 million**. The initial estimates considered the delivery to shareholders of all shares under the program (2.0% of the shares issued by the Company). However, in December 2024, in accordance with the schedule of awards and CPC 10 - Stock-Based Payment, the expectations of achieving the CAGR (Compound Annual Revenue Growth) of the EPS

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

(*Earnings per Share*) indicator were ascertained and, as a result, the expected delivery of shares was adjusted from 2.0% to 0.8%.

Given the update of the expectation of achieving the EPS CAGR indicator and the expected delivery of 0.8% of the shares issued by the Company to executives, Management also clarifies that the expected accounting provision for the fiscal year ending December 31, 2025 resulting from the **Executive Partner Program** is of **BRL 17.1 million**.

It is important to stress that, although the assumption of expected achievement of the EPS CAGR indicator and, consequently, the number of shares to be delivered to executives, is the same for the amount realized in 2024 and the amount provisioned in 2025, the amount realized in 2024 considers the term of duration of the plan since its award date in May/24, that is, a provision equivalent to 8 months was recognized, while the amount recognized in 2025 considers the 12 months of the year.

The graph below shows the behavior of the estimate of provisions for 2024 versus the provisions actually incurred in, as well as the accounting provision forecast for 2025:

EXECUTIVE PARTNER PROGRAM ACCOUNTING PROVISION FOR GRANTS

In BRL (mm) - Reference Form View


25,5
11,5
17,1
2024 Estimated Accounting Provision
2024 Concluded Accounting Provision
2025 Estimated Accounting Provision

DISCUSSION AND ANALYSIS OF MANAGEMENT COMPENSATION

More detailed information on the accounting of the Executive Partner Program may be found in **Exhibit V** to this Manual.

Considering the criteria for required openness of information, the figures presented in the Reference Form - section 8 - may lead to a misinterpretation that the Annual Global Limit to Managers' Compensation incorporates the Executive Partner Program, which may distort the understanding of what is being submitted for approval of this General Meeting.

The graphs below show the evolution of the officers' compensation mix including, for information purposes, the total amount of the annual compensation proposed for 2025 with the expenses of the Executive Partner Program for 2025. Again, it should be noted that expenses arising from the Executive Partner Program for 2025 do not integrate the annual global compensation to be proposed at that meeting, since the total compensation under the Executive Partner Program was already approved at the 2024 AEGM. We also highlight that the provision arising from the Executive Partner Program is reviewed annually with the projection of achieving the EPS CAGR indicator. Thus, there is still chance of the beneficiaries achieving the target along the seven (7) year period.

MIX COMPENSATION EVOLUTION - STATUTORY OFFICERS
In R$ (MM) - Reference Form View


39,7
6,1
15%
14,5
37%
19,1
48%
59,1
8,9
15%
42,1
71%
8,1
14%
47,2
20,9
44%
16,8
36%
9,5
20%
75,3
25,5
35%
17,4
23%
18,5
26%
13,9
16%
47,3
11,5
24%
11,9
25%
11,7
25%
12,2
26%
64,6
17,1
26%
14,3
22%
19,5
30%
13,8
21%
Total paid in 2021
Total paid in 2022
Total paid in 2023
2024's Proposal with Executive Partner
Total paid in 2024 with Executive Partner
2025 Proposta com Sócio Executivo
Fixed Compensation
ICP
ILP
Sócio Executivo

1 INTRODUCTION


ASSAI ATACADISTA
MOTOS
ACESSO À LOJA

Messrs. Shareholders,

The Management of Sendas Distribuidora S.A. ("Management" and "Company", respectively) hereby presents the following information on the matters to be resolved on, pursuant to the Management proposal, at the Company's Shareholders' Annual and Extraordinary Meeting ("AEGM") to be held:

- **On April 25, 2025, at 11:00 a.m.**,
- **exclusively through digital means,** pursuant to art. 5, §2nd, item I and art. 28, §§2nd and 3rd of CVM Resolution 81, of March 29, 2022, as amended ("CVM Resolution 81"), through the digital platform Ten Meetings ("Digital Platform") link: https://assembleia.ten.com.br/659919565.

Pursuant to article 5, paragraph 4th of CVM Resolution 81, the Company clarifies that the AEGM will be held exclusively by digital means, since this is the practice adopted by the Company to encourage the participation of its shareholders in meetings held in recent years. It is important to note that these meetings had a significant quorum of shareholders.

The Company's Management prepared this Management Proposal and Attendance Manual ("Proposal"), in compliance with good corporate governance and transparency practices, aiming at providing guidance and clarification on matters to be resolved on, as well as on Shareholders' attendance at the in the AEGM, placing its Investors' Relations Department at the entire disposal of Messrs. Shareholders to clarify any additional doubts.

The Shareholders' Annual General, shall resolve on the following matters included in the agenda:

I) Examination, discussion and voting on the Company's Financial Statements containing Explanatory Notes, accompanied with the Management Report and the relevant Management Accounts, the Independent Auditors' Report and Opinion, the Fiscal Council's Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2024;

II) Allocation of the net income for the fiscal year ending December 31, 2024;

III) Setting the number of members of the Company's Board of Directors for the next term of office;

IV) Election of members of the Company's Board of Directors;

V) Election of the Chairman and Vice-Chairman of the Company's Board of Directors, pursuant to article 8, item III of the Company's Bylaws; and

VI) Setting of the annual global limit to the Company's management compensation for the fiscal year ending December 31, 2025.

The Shareholders' Extraordinary General Meeting, shall resolve on the following matters included in the agenda:

I) Amendment of article 40, main section, and paragraphs 4th and subsequent, in order to complement the provisions relating to public offerings in the event of reaching a relevant shareholding (*poison pill*) and its exceptions;

II) Amendment to the Company's Bylaws, pursuant to the Management Proposal to: **(a)** include complementary activities in the Company's corporate purpose, related to the agency and intermediation of communication services, advertising in general and publicity, the sale and lease of machinery and other equipment related to collections, payments or receipts in general, the generation of electric power for own consumption sale, canteens, bakeries, patisseries and the sale of meat, dairy products and cold cuts, as well as provisions aligned with the best governance practices regarding the Company's activities; **(b)** update the Company's capital stock provided for in Article 4, to reflect the capital increases approved at the Board of Directors' meetings held on October 30, November 18, and December 8, 2023,August 8, November 7 and December 11, 2024 and March 18, 2025; **(c)** include an exception of the Shareholders' Meeting attributions regarding the approval of transactions with related parties; **(d)** amend the maximum number of directors to seven (7), the minimum number of independent directors to 1/3, and the majority as external for the Board of Directors; **(e)** include additional requirements for the election of members of the Board of Directors, in accordance with the law, and to amend its powers; **(f)** amend the requirement for the election of Officers, in accordance with the law, and the designation of the position of the Officers; **(g)** provide for the adherence of the Company's Audit Committee to CVM Resolution No. 23, of February 25, 2021; **(h)** amend the provisions regarding preparation of balance sheets and financial statements for declaration of interim, intercalary dividends and interest on equity; **(i)** amend the statute of limitations for unreceived or unclaimed dividends, in accordance with the law, and the payment period for declared interest on equity; and **(j)** to improve the Company's corporate governance.

III) Consolidation of the Company's Bylaws as a result of the amendments resolved in items I and II above, if approved.

Accordingly, Management presents the following Proposal with respect to each of the matters included in the agenda to be resolved on by the Shareholders at the AEGM, as detailed in Items **3 and 4** of this Proposal.

In the event that installation of the Fiscal Council is requested by the Company's shareholders, pursuant to article 161, paragraph 2nd of the Brazilian Corporation Law and article 4 of CVM Resolution 70 of March 22, 2022, Management avails itself of this opportunity to express its support to the election of the candidates whose CVs and professional experience are detailed in Annex 1 to this proposal, as provided for in article 11 of CVM Resolution 81.

In compliance with CVM Resolution 81, we inform that the minimum percentage of ownership interests held in the Company's voting capital required to request the installation of the Fiscal Council is of two percent (2%).

Considering the Company's current scenario, Management believes that maintaining the majority of the current members of the Fiscal Council will reinforce the continuity of the works currently being carried out by that corporate body, alongside with the implementation of a stronger and better structured governance in the Company.

The issue of installation of the Fiscal Council is included in the Remote Voting Instrument for the Annual Shareholders' Meeting, as provided for in the first paragraph of article 36 of CVM Resolution 81.

Rio de Janeiro, March 25, 2025.

Management

Sendas Distribuidora S.A.

2

SHAREHOLDER'S
ATTENDANCE


ASSAÍ
ATACADISTA

2 SHAREHOLDER'S ATTENDANCE

In accordance with the guidelines below, the Company will admit Shareholders' attendance through the following means:

(a) voting through electronic system during the AEGM; or

(b) remittance of a remote voting instrument ("Remote Voting Instrument"), available on the Company's Investors' Relations website (https://ri.assai.com.br) and on the websites of the Brazilian Securities Commission ("CVM") (www.gov.br/cvm) and B3 S.A. - Brasil, Bolsa, Balcão ("B3") (www.b3.com.br), which may be forwarded by **(i)** their respective custody agents (if they provide such service); **(ii)** by BTG Pactual Serviços Financeiros S.A. DTVM, the Company's bookkeeping agent ("Bookkeeping Agent"); **(iii)** by the central depositary in which the Company's shares are deposited; or **(iv)** to the Company, exclusively through the Digital Platform, as indicated below.

Shareholders attending the AEGM through the Digital Platform or by remittance of a Remote Voting Instrument shall be deemed present and a signatory of the minutes of the Shareholders' attendance book.

Pursuant to article 27, paragraph 7th of CVM Resolution 81, the Company hereby informs that delivery of the Remote Voting Instrument and of the documents required to enable Shareholders attendance and/or vote at the AEGM directly to the Company will be carried out exclusively through the Digital Platform, to the electronic address indicated below.

In order to expedite the works of the AEGM, Shareholders willing to attend the AEGM through the Digital Platform and who have not sent the Remote Voting Instrument must also proceed with the prior registration of their voting instructions on the Digital Platform. For such purpose, in addition to following the guidelines and sending the documents described below for attendance through Digital Platform, Shareholders must record their voting instructions on the Digital Platform. We emphasize that the record of voting instructions does not exempt Shareholders from virtually attending the Meeting in order to their votes to be duly considered.

2.1. Attendance through the Digital Platform

The AEGM will be held exclusively by digital means.

Shareholders willing to attend the AEGM through Digital Platform need to access the electronic address https://assembleia.ten.com.br/659919565, complete their registration form (cadastro) and attach all the documents required to enable the attendance and voting at the AEGM.

After analysis of the documents by the Company, Shareholders will receive an email in the electronic address used for the enrollment confirming the approval or justified rejection of the enrollment and, if applicable, instructions on how to rectify the enrollment on the Digital Platform. Once the registration has been approved, the functionality for including voting instructions will also be enabled, which can be done up to two (2) hours before the AEGM, i.e. up to 9 a.m. on April 25, 2025.

Registration must be made no later than two (2) days prior to the date designated for conduction of the AEGM, namely, until April 23, 2025, as indicated below. Pursuant to article 6th, paragraph 3rd, of CVM Resolution 81, access to the Digital Platform will not be granted to Shareholders that fail to submit all the necessary documents within the term set out herein.

Guidelines to access the Digital Platform will be sent to each Shareholder or proxy in due course, together with confirmation of individual enrollment to access the Digital Platform.

In case of proxies/representatives, they must proceed the enrollment with their details at the same electronic address indicated above. Proxies representing more than one shareholder may only vote at the AEGM for those Shareholders whose enable (habilitação) have been confirmed by the Company.

Once registered, the Shareholder or proxy will have access to the virtual environment called the "Representatives' Panel", which is also accessed through the electronic address indicated above using the previously registered login and password. In that environment, they may monitor the approval status of each representative and update their documents.

The following documents must be sent by the Shareholders and/or their proxies/representatives through the Digital Platform at the indicated address:

DOCUMENTS	NATURAL PERSON	LEGAL PERSON	INVESTMENT FUND
Taxpayers' ID (CPF) and photo ID of the shareholder or the legal representative (1)	X	X	X
Restated and updated Articles of Incorporation or Bylaws (2)		X	X
Proper document evidencing the grant of powers, including representation powers, if applicable (3)	X	X	X
Restated and updated by-laws of the fund			X

(1) Identity documents accepted: ID, RNE or RNM, CNH, passport and officially recognized professional registration card;
(2) For investment funds, documents from the manager and/or administrator, with due regard to the voting policy of the fund and corporate documents evidencing the representation powers.
(3) In case of representation by proxy.

For this AEGM, the Company will accept powers of attorney granted by Shareholders by electronic means, preferably signed with ICP-Brasil certification.

The Company will not require certified copies or notarial certification of signatures of documents issued and signed in the Brazilian territory or notarization, legalization/apostille and registration in the Registry of Deeds and Documents in Brazil of documents signed abroad.

Furthermore, the Company will not require sworn translation of documents originally drawn up in Portuguese, French, English or Spanish, or those accompanied with the respective translation into those languages, which will be required in all other cases.

The Company emphasizes that the access login and the password, among other information and guidelines for accessing the Digital Platform, are unique and non-transferable, and the Shareholder (or the respective proxy, as per case) assume full liability for the possession and confidentiality of information and guidelines transmitted by the Company pursuant to this Manual.

In anticipation of the access information that will be sent by e-mail to the duly registered Shareholder, as described above, the Company requests that access to the Digital Platform occur exclusively through computer, by videoconference (modality in which the Shareholder may attend the AEGM and speak by voice and video), in order to ensure the authenticity of communications, unless the Shareholder is urged, for any reason, to turn off the video functionality of the Digital Platform. It also requests, in order to maintain the efficient pace of the AEGM, that Shareholders respect the maximum time that may be established by the Company for the respective Shareholder's manifestation after a request for manifestation and the opening of the audio by the Company.

Access to the Digital Platform requires: (i) computer with camera and audio that can be enabled; and (ii) internet access connection of at least 1mb (minimum bandwidth 700kbps). Access through videoconference should preferably be made through the Google Chrome browser, provided that the Safari browser of the iOS system is not compatible with the Digital Platform. It is also recommended that, before accessing the Digital Platform, Shareholders disconnect from any virtual private network (VPN) or platforms that may use their camera.

If the Shareholder (or his/her/its proxy, as per case) has not received the aforementioned instructions, he/she/it should contact the Company at adm.societario@assai.com.br, with a copy to ri@assai.com.br, up to two (2) hours before the starting time of the AEGM, i.e. no later than 9:00 a.m. on April 25, 2025, so that the guidelines may be re-forwarded.

In the event that additional documents and/or clarification are required regarding the documents sent for e purposes of registration, the Company will contact the Shareholder (or the respective proxy, as applicable) to request such additional documents and/or clarification in due time to enable the remittance of information and guidelines for access to the Digital Platform within the term referred above.

Qualified (credenciados) Shareholders shall: (i) use individual invitations solely and exclusively for remote attendance of the AEGM; (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, whether or not a shareholder, as the invitation is non-transferable; and (iii) not record or reproduce, in whole or in part, or transfer, to any third party, whether or not a shareholder, the contents or any information transmitted by virtual means during the AEGM.

Access to the AEGM electronic system shall be restricted to Shareholders that register (se credenciar) until April 23, 2025 and join the Digital Platform up to the opening of the AEGM works. On the date of the AEGM, the link to access the Digital Platform will be available thirty (30) minutes before the starting time of the AEGM, provided that Shareholder's attendance through the electronic system will only be recorded upon accessing the link, in accordance with the instructions indicated herein.

The Company recommends that Shareholders test and familiarize themselves with the Digital Platform beforehand, and access it at least thirty (30) minutes before the start of the AEGM in order to avoid any operational problems with its use on the AEGM day.

The Company shall not be liable for connection issues of Shareholders or their representatives, or for any other situation not under its control. Shareholders who do not receive the link for attendance or have any other questions should contact the Investors' Relations Department and/or Corporate Legal Department at ri@assai.com.br and adm.societario@assai.com.br.

For more information on proxy enrollment (cadastro) and on the Shareholders represented by it, see the "Platform Manual - Participant" provided by the Digital Platform at https://assembleia.ten.com.br/575628392.

2.2. Attendance through Remote Voting Instrument

Alternatively to attending the AEGM through Digital Platform, Shareholders willing to exercise their voting rights by means of the Remote Voting Instrument, pursuant to CVM Resolution 81, must: (a) fill in the Remote Voting Instrument, in accordance with the instructions contained therein; and (b) send it (i) directly to the Company; (ii) to the Bookkeeping Agent; (iii) to their respective custody agent (if it provides such service), subject to the following instructions; or (iv) to the central depositary in which the Company's shares are deposited, subject to the following instructions:

- For remittance of the Remote Voting Instrument directly to the Company, the Shareholder must do so exclusively through the Digital Platform, filling the Remote Voting Instrument in digitally, after the conclusion of its register, pursuant to the instructions listed in Sub-item 2.1 above, in the electronic address: https://assembleia.ten.com.br/659919565, accompanied with a copy of the documents listed in Sub-item 2.1 above; or

- For remittance of the Remote Voting Instrument to the Company's Custody Agent, Depositary or Bookkeeping Agent, Shareholders who hold shares issued by the Company deposited in a depositary central may transmit voting instructions for filling in the Remote Voting Instrument through their central depositary or their respective custody agents, if they provide such service. Shareholders whose shares are not held at a depositary central may transmit their voting instructions to the Company's Bookkeeping Agent, BTG Pactual Serviços Financeiros S.A. DTVM, through the channels provided by it. Delivery of the Remote Voting Instrument shall be subject to the rules, guidelines and deadlines set by the depositary, by each custody agent or by the Bookkeeping Agent, as per case. In order to do so, the Shareholder must contact them and verify the procedures, documents and information established by them for issuing voting instructions through the Remote Voting Instrument.

The Company provided the Remote Voting Instrument for the AEGM on the websites of the Company (https://ri.assai.com.br), the CVM (www.gov.br/cvm) and the B3 (www.b3.com.br).

In all cases, for the Remote Voting Instrument to be accepted, the Shareholder must submit it by one of the methods indicated above so that it be received no later than April 21, 2025 (that is, up to four (4) days before the date of the AEGM).

Remote Voting Instruments received after April 21, 2025 will be disregarded.

The Company clarifies that, pursuant to article 28, paragraphs 2nd and 3rd, of CVM Resolution 81, if the Shareholders or their duly constituted proxy attend the AEGM through the Digital Platform, they may:

(i) simply attend the AEGM, whether or not they having submitted the Remote Voting Instrument; or

(ii) attend and vote at the AEGM, provided that, with regard to Shareholders who have already sent in the Remote Voting Instrument and wish to vote at the AEGM, all voting instructions received through the Remote Voting Instrument will be disregarded.

ASSAÍ ATACADISTA

3

SHAREHOLDERS' ANNUAL GENERAL MEETING:

MANAGEMENT PROPOSAL



3. SHAREHOLDERS' ANNUAL GENERAL MEETING: MANAGEMENT PROPOSAL

Management hereby submits the following proposals to the Shareholders' Annual General Meeting.

I. ANALYSIS, DISCUSSION AND VOTING ON COMPANY'S FINANCIAL STATEMENTS CONTAINING EXPLANATORY NOTES, ACCOMPANIED WITH THE MANAGEMENT REPORT AND THE RELEVANT MANAGEMENT ACCOUNTS, THE INDEPENDENT AUDITORS' REPORT AND OPINION, THE FISCAL COUNCIL'S OPINION AND THE SUMMARY ANNUAL REPORT AND OPINION OF THE STATUTORY AUDIT COMMITTEE, FOR THE FISCAL YEAR ending DECEMBER 31, 2024

Management proposes the approval, without restrictions, of the Financial Statements for the fiscal year ending December 31, 2024, containing explanatory notes, accompanied with the management report and the respective management accounts, the independent auditors' report and opinion, the opinion of the Fiscal Council and the summary annual report and opinion of the Statutory Audit Committee, as disclosed on February 19, 2025, on the sites of the CVM and B3, through the Empresas.NET system.

Pursuant to item III of article 10 of CVM Resolution 81, item 2 of Annex C of CVM Resolution NO. 80, of March 29, 2022 ("CVM Resolution 80") is included herein as EXHIBIT 2 to this Proposal, and contains the management comments on the Company's financial condition.

II. ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024

The Company's net profit verified for the fiscal year ending December 31, 2024 was BRL 768,940,814.56 (seven hundred and sixty-eight million, nine hundred and forty thousand, eight hundred and fourteen reais and fifty-six cents).

Pursuant to article 195-A of the Brazilian Corporation Law, pursuant to proposal of the management bodies, the General Meeting may allocate to the tax incentive reserve the portion of net profit resulting from donations or government investment grants, which may be excluded from the calculation base of the mandatory dividend.

Furthermore, pursuant to article 19, paragraph 8th, of Decree Law No. 1,598, of December 26, 1977, as amended ("Decree"), the Company's Annual and Extraordinary General Meeting held on April 26, 2024 ("2024 AEGM") approved the allocation of the excess amount of BRL 228.905,700.72 (two hundred and twenty-eight million, nine hundred and five thousand, seven hundred reais and seventy-two cents), equivalent to the base of the tax incentives granted by the States calculated in the fiscal year ended December 31, 2023, in the amount of BRL 938.691,266.78 (nine hundred and thirty-eight million, six hundred and ninety-one thousand, two hundred and sixty-six reais and seventy-eight cents), minus the net profit of BRL 709,785.566.06 (seven hundred and nine million, seven hundred and eighty-five thousand, five hundred and sixty-six reais and six cents) as of December 31, 2023, to the Company's tax incentive reserve based on the reversal of the amount of the expansion reserve or to the extent that profits are verified in subsequent fiscal years.

In this connection, pursuant to article 195-A of the Brazilian Corporation Law, the Management proposes approval of the allocation of BRL 228,905,700.72 (two hundred and twenty-eight million, nine hundred and five thousand, seven hundred reais and seventy-two cents) of the net profit earned in the fiscal year ending December 31, 2024, to the Company's tax incentive reserve.

Discounting (i) the sum of BRL 228,905,700.72 (two hundred and twenty-eight million, nine hundred and five thousand, seven hundred reais and seventy-two cents), equivalent to the base of tax incentives granted by the states for the fiscal year ending December 31, 2023, as approved at the 2024 AEGM; and (ii) the sum of BRL 27,001,755.69 (twenty-seven million, one thousand, seven hundred and fifty-five reais and sixty-nine cents) allocated to formation of the legal reserve, corresponding to 5% of the net profit for the year pursuant to articles 193 and 202 of Law No. 6,404/76 (the Corporation Law), and art. 36, (c), (i) of the Company's Bylaws, the adjusted net profit for the fiscal year ended December 31, 2024, amounts to BRL 513,033,358.15 (five hundred and thirteen million, thirty-three thousand, three hundred and fifty-eight reais and fifteen cents). Thus, pursuant to article 36, (c), (iii) of the Company's Bylaws, the mandatory dividend, corresponding to 25% of the adjusted net profit for the fiscal year ended December 31, 2024, is of BRL 128,258,339.54 (one hundred and twenty-eight million, two hundred and fifty-eight thousand, three hundred and thirty-nine reais and fifty-four cents).

During the fiscal year ended December 31, 2024, the Company declared interest on equity capital in the total gross amount of BRL 125,000,000.00 (one hundred and twenty-five million reais), equivalent

to BRL 0.09270138645907 per share, as approved at the Board of Directors' Meeting held on December 30, 2024.

The gross amount of declared interest on equity capital was also subject to withholding income tax at the rate of 15% (fifteen percent), in accordance with the legislation in force, except for shareholders who prove to be exempt or immune, against whom there is no such withholding, or shareholders domiciled in countries or jurisdictions for which the law establishes a different rate, so that a total net amount of BRL 108,650,714.52 (one hundred and eight million, six hundred and fifty thousand, seven hundred and fourteen reais and fifty-two cents) was declared as interest on equity capital, imputed onto the mandatory dividend for the fiscal year ended December 31, 2024.

Based on the foregoing, considering the amount equivalent to the mandatory dividend, the total amount of proceeds already declared for the fiscal year ended December 31, 2024 corresponds to approximately 21.18% (twenty-one point eighteen per cent) of the adjusted net profit for the fiscal year ended December 31, 2024.

In view of the provisions of article 25, second paragraph, of the Company's Bylaws, which establishes a mandatory dividend of no less than 25% (twenty-five per cent) of the adjusted annual net profit in accordance with the Brazilian Corporation Law, Management also proposes that the amount of BRL 19,607,625.02 (nineteen million, six hundred and seven thousand, six hundred and twenty-five reais and two cents) be declared and distributed as supplementary amounts in order to reach the net amount corresponding to the mandatory dividend. With regard to the remaining amount of adjusted net profit, in the sum of BRL 368,425,733.13 (three hundred and sixty-eight million, four hundred and twenty-five thousand, seven hundred and thirty-three reais and thirteen cents), based on article 194 of the Brazilian Corporation Law Management proposes that such amount be withheld to compose the statutory reserve called the Expansion Reserve. In summary, the Company's Management proposes the following allocation for the Company's net profit for the fiscal year ended December 31, 2024, in the amount of BRL 768,940,814.56 (seven hundred sixty-eight million, nine hundred and forty thousand, eight hundred and fourteen reais and fifty-six cents), as follows:

Net Profit for the Year	BRL 768,940,814.56
Tax Incentive Reserve [5]	BRL 228,905,700.72
Reserva Legal [6]	BRL 27,001,755.69
Dividends [7]	BRL 128,258,339.54
Expansion Reserve	BRL 368,425,733.13

[5] Considers the amount of BRL 228,905,700.72, equivalent to the base of tax incentives granted by the States calculated in the fiscal year ended December 31, 2023, approved at the Company's Annual and Extraordinary General Meeting held on April 26, 2024.

[6] The legal reserve was set up within the limit of 20% of the capital stock, in accordance with art. 193 of the Corporation Law

7 Of which: (i) BRL 125,000,000.00 as interest on equity capital declared and imputed onto the mandatory dividend for the fiscal year ended December 31, 2024 for the net amount of BRL 108,650,714.52; and (ii) BRL 19,607,625.02, to be declared and distributed as supplementary amount in order to reach the net amount corresponding to the mandatory dividend.

The proposed dividends to be declared at the AEGM, if approved, will be paid to the persons listed as shareholders of the Company according to their shareholding positions at the close of the trading session at B3 on April 25, 2025 (base date), with due regard to trades carried out up to and including that day. The Company's shares will be traded "ex-dividend" from and including April 28, 2025.

Dividends declared at the AEGM will be paid on June 23, 2025. The amounts to be declared as dividends will not be subject to monetary restatement or compensation between the date of declaration and the actual payment. Dividends are also exempt from income tax, in accordance with art. 10 of Law No. 9,249/95 and art. 72 of Law No. 12,973/14.

The information required by article 10, sole paragraph, item II, of CVM Resolution 81, regarding the proposal for allocation of the net profit, is attached hereto as EXHIBIT 3 to this Proposal.

III. SETTING THE NUMBER OF MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS FOR THE NEXT TERM OF OFFICE

The caput of art. 12 of the Company's Bylaws establishes that the Board of Directors shall be composed of a minimum of three (3) and a maximum of nine (9) members, all with a unified term of office of two (2) years, re-election being permitted; noting further that the Board of Directors must be composed of, at least twenty percent (20%) of independent members, pursuant to Annex K of CVM Resolution 80, and two (2) Independent Directors or twenty percent (20%), whichever is higher, pursuant to the Bylaws and the Novo Mercado Rules of B3 ("Novo Mercado Rules").

Accordingly, Management proposes the appointment of seven (7) members to the Board of Directors, six (6) of whom to be independent directors, all with a term of office until the Annual General Meeting that will resolve on the financial statements for the fiscal year ending December 31, 2026.

IV. ELECTION OF MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS

With the aim of continuing the work carried out by the members of the Board of Directors in the last term, the composition of which brings together the skills required for the strategic challenges, in line with the Company's values and culture, respecting the levels of independence and related to Environmental, Social and Corporate Governance issues required by the applicable regulations, and reinforcing the implementation of a more solid and structured governance in the Company, following the favorable recommendation of the Corporate Governance and Sustainability Committee, the Company's Management hereby proposes the reappointment of the current members of the body, by electing the following slate to compose the Board of Directors, all with a term of office extending until the Annual General Meeting that approves the financial statements for the fiscal year ending December 31, 2026:

BELMIRO DE FIGUEIREDO GOMES	Brazilian, divorced, accountant, holder of Identity Card RG No. 52.699.074-0 SSP/SP, enrolled as a Taxpayer under CPF/MF No. 805.421.589-49, with business address at Avenida Aricanduva, No. 5.555, Jardim Marilia, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;
ENÉAS CESAR PESTANA NETO	Brazilian, in stable union, businessman, holder of identity card No. 11.383.698-3 and enrolled as a Taxpayer under CPF/MF No. 023.327.978-40, with business address at Avenida Aricanduva, 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03527-020, as an independent member of the Company's Board of Directors;
JOSÉ ROBERTO MEISTER MÜSSNICH	Brazilian, married, business administrator, holder of identity card No. 20.048.723-35 SSP/RS and enrolled as a Taxpayer under CPF/MF No. 164.206.830-68, with business address at Avenida Aricanduva, 5.555, Jardim Marilia, City of São Paulo, State of São Paulo, CEP 03.523-020, as an independent member of the Company's Board of Directors;
JULIO CESAR DE QUEIROZ CAMPOS	Brazilian, married, engineer and administrator, holder of Identity Card RG No. 13.685.283 SSP/SP, enrolled as a Taxpayer under CPF/MF No. 129.447.578-90, with business address at Avenida Aricanduva, 5.555, Jardim Marilia, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;
LEILA ABRAHAM LORIA	Brazilian, married, administrator, holder of Identity Card RG No. 31645393 IFP/RJ, enrolled as a Taxpayer under CPF/MF No. 375.862.707-91, with business address at Avenida Aricanduva, 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;

MIGUEL MAIA MICKELBERG	Brazilian, married, production engineer and economist, holder of Identity Card RG No. 62680742-6 SSP/SP, enrolled as a Taxpayer under CPF/MF No. 006.105.080-67, with business address at Avenida Aricanduva, 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors; and
OSCAR DE PAULA BERNARDES NETO	Brazilian, married, chemical engineer, holder of Identity Card RG No. 7158672 SSP/SP, enrolled as a Taxpayer under CPF/MF No. 037.057.307-20, with business address at Avenida Aricanduva, 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors.

The Company presents, as EXHIBIT 4 to this Proposal, the form of the declarations sent by the candidates for independent members of the Board of Directors to the Company, attesting to their compliance with the independence criteria established in the Novo Mercado Rules.

Pursuant to article 17, item II of the Novo Mercado Rules and article 7, item II of Annex K of CVM Resolution 80, the Company's Board of Directors clarifies that it has reviewed the aforementioned declarations and agreed with the qualification of the candidates as independent, pursuant to article 16, paragraph 1st, of the Novo Mercado Rules and article 6, paragraphs 1st and 2nd, Annex K of CVM Resolution 80. Therefore, the Board of Directors proposes that Mrs. Leila Abraham Loria and Messrs. Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Julio Cesar De Queiroz Campos, Miguel Maia Mickelberg and Oscar De Paula Bernardes Neto, if elected, be identified as independent directors.

Shareholders or groups of shareholders willing to propose another slate or candidates for positions on the Company's Board of Directors must send to the Company, at the same time, the documents and information required by Article 3rd of Annex K of CVM Resolution 80. The full qualifications of the nominated candidate must meet the minimum requirements determined by the Company Registration and Integration Department (Departamento de Registro de Empresa e Integração) for registration of the minutes of the AEGM with the Board of Trade: (i) full civil name; (ii) nationality; (iii) marital status; (iv) profession; (v) identity number and issuer authority; (vi) CPF/MF; and (vii) place of residence with full address.

Upon receiving a nomination for a member of the Board of Directors containing the minimum information required by CVM Resolution 80, the Company will publish a "Notice to Shareholders" informing them of the nomination submitted. Such disclosure will be made through the Empresas.NET system, in the "Notice to Shareholders" category, type "Other Notices", including in the subject that it is a nomination of candidates for members of the Board of Directors submitted by minority shareholders.

Shareholders that meet the percentage indicated in Annex N of CVM Resolution 81, i.e. 1.5% in the case of the Company, may request the Company to include candidates for the Board of Directors on the remote voting instrument, provided that such request is sent in writing by March 31, 2025. It is worth noting that the nomination of a candidate may also be made at the AEGM by the shareholder or group of shareholders, in person or through a proxy, who must submit the aforementioned documents and information. In compliance with CVM Resolution 81, we inform that the minimum percentage of the Company's voting capital required to request multiple voting for the election of members of the Board of Directors is of five percent (5%), pursuant to CVM Resolution 70, of March 22, 2022.

In the event of a request to adopt the multiple voting procedure, each share will be attributed as many votes as there are members of the Board of Directors to be elected, with shareholders being allowed to either cumulate votes in a single candidate or distribute them among several candidates, in accordance with art. 141 of the Corporation Law. Upon receipt of a request to adopt the multiple voting procedure and verification of its compliance with the provisions of art. 141 of the Corporation Law, the Company will announce, through the IPE System, that the election of the Board of Directors may take place using that procedure. It is important to mention that shareholders that exercise their vote by means of a remote voting instrument may, if so willing, advance their votes in the form of a multiple vote in case any request is submitted within the legal term.

The information regarding the résumés and professional experience of the candidates for the Board of Directors, as provided for in article 11 of CVM Resolution 81, is detailed in EXHIBIT 1 to this Proposal

V. ELECTION OF THE CHAIRMAN AND VICE-CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS, PURSUANT TO ARTICLE 8, ITEM III OF THE COMPANY'S BYLAWS

The Company's Management proposes that Mr. Oscar de Paula Bernardes Neto and Mr. José Roberto Meister Müssnich be elected to the positions of Chairman and Vice-Chairman of the Company's Board of Directors, respectively, pursuant to article 8, item III of the Company's Bylaws.

VI. SETTING OF THE ANNUAL GLOBAL LIMIT TO THE COMPENSATION OF THE COMPANY'S MANAGERS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025

The Board of Directors proposes setting the limit to the management global annual compensation for the fiscal year ending December 31, 2025 at a total of BRL 58,894,607.00 (fifty-eight million, eight hundred ninety-four thousand, six hundred and seven reais), distributed among the Management as follows:

Executive Board:	**up to** BRL 47,542,424.00.
Board of Directors:	**up to** BRL 10,690,470.00
Fiscal Council:	**up to** BRL 661,713.00

It is important to note that the above figures reflect the accounting standards adopted by the Company (IFRS). Therefore, elements such as amortizations of past grants, which are not under the discretion of the current Board or the Shareholders', are included in the proposed total amounts, as it will be shown in this section. In addition, the above proposal does not include labor charges to be incurred in by the Company with the proposed overall compensation, as directed by the CVM.

In addition, the global compensation limit for members of the Executive Board herein proposed does not take into account the accounting expenses to be incurred in by the Company as a result of the Executive Partner Program (defined below) in the fiscal year ending December 31, 2025, since the complementary global limit to the management compensation for the fiscal years of 2024 to 2031, related exclusively to the Executive Partner Program, was approved at the 2024 AEGM. For information purposes, Management clarifies that: (i) the estimated provision for the fiscal year ending December 31, 2025 arising from the Executive Partner Program is of BRL 17,096,143.00 (seventeen million, ninety-six thousand, one hundred and forty-three reais); and (ii) the sum of the proposed limit to the annual global compensation of managers for the fiscal year ending December 31, 2025, and the estimated provision for the fiscal year ending December 31, 2025 exclusively as a result of the Executive Partner Program, previously approved at the 2024 AEGM, is of BRL 75.990,750.00 (seventy-five million, nine hundred and ninety thousand, seven hundred and fifty reais).

Management informs that the information regarding the Executive Partner Program, and the estimated provision for the fiscal year ending December 31, 2025 under such program, are presented in accordance with item 8 of Annex C of CVM Resolution 80, as shown in Exhibit [==] to this Proposal.

The Board of Directors proposes the following structure for the global compensation for the 2025 fiscal year, to be further described throughout this Proposal.

FOR THE BOARD OF DIRECTORS:

Fixed Compensation	monthly fixed compensation, without participation in the Company's short- and long-term incentive plans

FOR THE EXECUTIVE BOARD

Fixed Compensation	officers' base salary, as recommended by an expert compensation consultant engaged by the Company;
Short-Term Incentive	Profit Sharing Program ("PPR") as the only element of the Company's short-term incentive policy;
Long-Term Incentive	Long-Term Incentive Plan through Grant of a Right to Receive Shares ("Standard ILP");
Executive Partner Program	One-off extraordinary long-term program, not to be confused with the Standard ILP;
Stock Owership Guidelines	In the context of the Standard ILP, the Officers adhered to the Stock Ownership Guidelines

Details of the compensation structure proposed above are set out in the sections below.

The tables below show the executive's compensation proposal for 2025, the 2024 proposal and closing, as well as the values of absolute variation and of percentage variation between the 2024 proposal and the 2025 proposal, the explanations on which are included below:

	Proposal 2025				Proposal 2024				Realized 2024			
	Board	Executive Board	Fiscal	Total	Board	Executive Board	Fiscal	Total	Board	Executive Board	Fiscal	Total
Number of Members	7.0	4.0	3.0	14.0	9.0	4.3	3.0	16.3	9.0	4.3	3.0	1.3
Fixed Annual Compensation (RF)												
Salary or pro-labore	7,022,610	12,833,411	661,713	20,517,733	7,710,600	10,985,764	496,985	19,193,349	7,353,450	9,569,601	496,479	17,419,531
Direct and indirect benefits	-	962,682	-	962,682		816,599		816,599	-	577,976		577,976
Compensation for participation in committees	3,667,860	-	-	3,667,860	3,109,800			3,109,800	2,994,969	-	-	2,994,969
Description of other fixed compensation	-	-	-	-	-			-		-		-
Total RF	10,690,470	13,796,092	661,713	25,148,275	10,820,400	11,802,363	496,985	23,119,747	10,348,419	10,147,577	496,479	20,992,476
Variable Compensation (ICP)									-	-	-	-
Profit sharing	-	19,453,731	-	19,453,731	-	18,544,579	-	18,544,579	-	11,746,003	-	11,746,003
Bonus	-	-	-	-	-	-	-	-	-	-	-	-
Variable Compensation (ILP)				-				-	-	-	-	-
Bonus	-	-	-	-	-	926,042	-	926,042	-	926,042	-	926,042
Termination of office	-	-	-	-	-	2,060,550	-	2,060,550	-	2,060,550	-	2,060,550
Total RF + RV	10,690,470	33,249,823	661,713	44,602,006	10,820,400	33,333,533	496,985	44,650,918	10,348,419	24,880,172	496,479	35,725,071
Stock-based compensation*												
Accounting recognition - current year	-	3,864,669	-	3,864,669	-	3,376,925	-	3,376,925	-	3,484,732	-	3,484,732
Accounting recognition - previous years	-	10,427,932	-	10,427,932	-	13,109,553	-	13,109,553	-	7,492,346	-	7,492,346
Total stock-based compensation	-	14,292,601	-	14,292,601	-	16,486,478	-	16,486,478	-	10,977,078	-	10,977,078
Grand Total	10,690,470	47,542,424	661,713	58,894,607	10,820,400	49,820,011	496,985	61,137,396	10,348,419	35,857,250	496,479	46,702,149

	Absolute Variation				Percentage Change (%)			
	Board	Executive Board	Fiscal	Total	Board	Executive Board	Fiscal	Total
Number of Members	-2	-0.3	0	-2.3	-22%	-7%	0%	-14%
Fixed Annual Compensation (RF)								
Salary or pro-labore	-687,990	1,847,647	164,728	1,324,384	-9%	17%	33%	7%
Direct and indirect benefits	-	146,083	-	146,083	0%	18%	0%	18%
Compensation for participation in committees	558,060	-	-	558,060	18%	0%	0%	18%
Description of other fixed compensation	-	-	-	-	0%	0%	0%	0%
Total RF	-129,930	1,993,730	164,728	2,028,528	-1%	17%	33%	9%
Variable Compensation (ICP)	-	-	-	-	0%	0%	0%	0%
Profit sharing	-	909,152	-	909,152	0%	5%	0%	5%
Bonus	-	-	-	-	0%	0%	0%	0%
Variable Compensation (ILP)	-	-	-	-	0%	0%	0%	0%
Bonus	-	-926,042	-	-926,042	0%	-100%	0%	-100%
Termination of office	-	-2,060,550	-	-2,060,550	0%	-100%	0%	-100%
Total RF + RV	-129,930	-83,710	164,728	-48,912	-1%	0%	33%	0%
Stock-based compensation*					0%	0%	0%	0%
Accounting recognition - current year	-	487,745	-	487,745	0%	14%	0%	14%
Accounting recognition - previous years	-	-2,681,621	-	-2,681,621	0%	-20%	0%	-20%
Total stock-based compensation	-	-2,193,877	-	-2,193,877	0%	-13%	0%	-13%
Grand Total	-129,930	-2,277,587	164,728	-2,242,789	-1%	-5%	33%	-4%

For information purposes, the table below shows the estimated expenses including the Executive Partner Program for the 2025 fiscal year:

	Proposal 2025				Proposal 2024				Realized 2024			
	Board	Executive Board	Fiscal	Total	Board	Executive Board	Fiscal	Total	Board	Executive Board	Fiscal	Total
Number of Members	7.0	4.0	3.0	14.0	9.0	4.3	3.0	16.3	9.0	4.3	3.0	16.3
Fixed Annual Compensation (RF)												
Salary or pro-labour	7,022,610	12,833,411	661,713	20,517,733	7,710,600	10,985,764	496,985	19,193,349	7,353,450	9,569,601	496,479	17,419,531
Direct and indirect benefits	-	962,682	-	962,682		816,599		816,599	-	577,976		577,976
Compensation for participation in committees	3,667,860	-	-	3,667,860	3,109,800			3,109,800	2,994,969	-	-	2,994,969
Description of other fixed compensation	-	-	-	-	-			-		-		-
Total RF	10,690,470	13,796,092	661,713	25,148,275	10,820,400	11,802,363	496,985	23,119,747	10,348,419	10,147,577	496,479	20,992,476
Variable Compensation (ICP)									-	-	-	-
Profit sharing	-	19,453,731	-	19,453,731	-	18,544,579	-	18,544,579	-	11,746,003	-	11,746,003
Bonus	-	-	-	-	-	-	-	-	-	-	-	-
Variable Compensation (ILP)				-				-	-	-	-	-
Bonus	-	-	-	-	-	926,042	-	926,042	-	926,042	-	926,042
Termination of office	-	-	-	-	-	2,060,550	-	2,060,550	-	2,060,550	-	2,060,550
Total RF + RV	10,690,470	33,249,823	661,713	44,602,006	10,820,400	33,333,533	496,985	44,650,918	10,348,419	24,880,172	496,479	35,725,071
Stock-based compensation*												
Accounting recognition - current year	-	3,864,669	-	3,864,669	-	3,376,925	-	3,376,925	-	3,484,732	-	3,484,732
Accounting recognition - previous years	-	10,427,932	-	10,427,932	-	13,109,553	-	13,109,553	-	7,492,346	-	7,492,346
Accounting recognition - Executive Partner Program	-	17,096,143	-	17,096,143		25,489,645		25,489,645	-	11,475,493	-	11,475,493
Total stock-based compensation	-	31,388,744	-	31,388,744	-	41,976,123	-	41,976,123	-	22,452,571	-	22,452,571
Grand Total	10,690,470	64,638,567	661,713	75,990,750	10,820,400	75,309,656	496,985	86,627,041	10,348,419	47,332,743	496,479	58,177,642

	Absolute Variation				Percentage Change (%)			
	Board	Executive Board	Fiscal	Total	Board	Executive Board	Fiscal	Total
Number of Members	-2	-0.3	0	-2.3	-22%	-7%	0%	-14%
Fixed Annual Compensation (RF)								
Salary or pro-labour	-687,990	1,847,647	164,728	1,324,384	-9%	17%	33%	7%
Direct and indirect benefits	-	146,083	-	146,083	0%	18%	0%	18%
Compensation for participation in committees	558,060	-	-	558,060	18%	0%	0%	18%
Description of other fixed compensation	-	-	-	-	0%	0%	0%	0%
Total RF	-129,930	1,993,730	164,728	2,028,528	-1%	17%	33%	9%
Variable Compensation (ICP)	-	-	-	-	0%	0%	0%	0%
Profit sharing	-	909,152	-	909,152	0%	5%	0%	5%
Bonus	-	-	-	-	0%	0%	0%	0%
Variable Compensation (ILP)	-	-	-	-	0%	0%	0%	0%
Bonus	-	- 926,042	-	- 926,042	0%	-100%	0%	-100%
Termination of office	-	- 2,060,550	-	- 2,060,550	0%	-100%	0%	-100%
Total RF + RV	-129,930	- 83,710	164,728	-48,912	-1%	0%	33%	0%
Stock-based compensation*					0%	0%	0%	0%
Accounting recognition - current year	-	487,745	-	487,745	0%	14%	0%	14%
Accounting recognition - previous years	-	- 2,681,621	-	- 2,681,621	0%	-20%	0%	-20%
Accounting recognition - Executive Partner Program	-	- 8,393,502	-	- 8,393,502				
Total stock-based compensation	-	- 10,587,379	-	- 10,587,379	0%	-25%	0%	-25%
Grand Total	-129,930	-10,671,089	164,728	- 10,636,291	-1%	-14%	33%	-12%

VI.1 Compensation of the Board of Directors

The proposed limit to the compensation of the Board of Directors is of BRL 10,690,470.00 (ten million, six hundred and ninety thousand, four hundred and seventy reais). The components of such compensation in 2025 will be monthly fees, with additional fees for participating in committees, also on a monthly basis.

Directors will not be entitled to variable or stock-based compensation in 2025.

In order to facilitate visualization of this proposal with respect to the proposed overall compensation of directors approved for the 2024 fiscal year, according to resolution of the AEGM held in 2024, the table below compares amounts proposed for 2024, amounts actually incurred in for that year and amounts proposed for 2025, considering the scenarios with and without charges (for comparative purposes only):

BOARD OF DIRECTORS

in BRL (1)	2024 Approved (a)	2024 Realized (b)	2025 Proposal (c)	(c) - (a)	(c) - (b)
Pro labore	7,710,600	7,353,450	7,022,610	-687,990	-330,840
Benefits	-	-	-	-	-
Participation in Committees	3,109,800	2,994,969	3,667,860	558,060	672,891
Description of other fixed compensation	-	-	-	-	-
Subtotal Fixed Compensation	10,820,400	10,348,419	10,690,470	-129,930	342,051
Bonus	-	-	-	-	-
Subtotal ICP (2)	-	-	-	-	-
Total without charges	**10,820,400**	**10,348,419**	**10,690,470**	**-129,930**	**342,051**

(1) Indication of amounts without taking cents into account.

As shown in the table above, the difference between the amount of compensation proposed and that actually realized in 2024 was due to the difference in the amount paid as pro-labore (BRL 357,150.00) and participation in committees (BRL 114,830.00), totaling a difference of BRL 471,980.00.

The aforementioned difference is due to the following factors::

I) Vacancy of director: Due to the resignation, due to health issues, of Mr. Luiz Nelson Guedes de Carvalho from the position of independent member of the Company's Board of Directors on May 12, 2024, who received compensation proportional to the period worked in the month of May 2024, such position remained vacant until e election of the replacement, Mr. José Roberto Meister Müssnich, on September 2, 2024, thus generating a cost reduction for three months.

II) Adjustment of Provision: As of January 1, 2024, there was a 6.5% provision for adjustment (inflation restatement) for the Board of Directors, which began to be applied after approval by the 2024 AEGM.

VI.2 Compensation of the Executive Board

The proposed limit to the compensation of the Executive Board is of BRL 47,542,424.00 (forty-seven million, five hundred and forty-two thousand, four hundred and twenty-four reais).

As indicated in Subsection VI.3 below, the compensation proposal for the Executive Board contemplates the accounting recognition of option awards granted until 2022. Such awards are not under the discretionary power of the Board of Directors or of the Shareholders' and represent an expense to be recorded in 2025 of BRL 2,769,873.00 (two million seven hundred and sixty-nine thousand eight hundred and seventy-three reais), corresponding to the portion of options partially vesting in 2025, pursuant to CPC 10 (equivalent to IFRS 2).

In addition, in line with resolutions passed at the Extraordinary General Meeting held on July 14, 2023, a one-off award of phantom shares was made to the members of the Executive Board, which represented the right to receive the value of a certain number of shares issued by the Company on the dates of vesting, with payment in cash to the beneficiary, representing an estimated expense of BRL 6,734,466.00 to be accounted for in 2025 of BRL 3,593,001 (three million, five hundred ninety-three thousand and one reais).

In order to facilitate visualization of the present proposal with respect to the proposed global compensation of the Executive Board approved for the 2024 fiscal year, pursuant to a resolution passed at the 2024 AEGM, the table below shows a comparison of amounts:

EXECUTIVE BOARD

in BRL	2024 Approved (a)	2024 Closing (b)	2025 Proposal (c)	(c) - (a)	(c) - (b)
Salary	10,985,764	9,569,601	12,833,411	1,847,647	3,263,809
Benefits	816,599	577,976	962,682	146,083	384,706
Subtotal Fixed Compensation	11,802,363	10,147,577	13,796,092	1,993,730	3,648,515
Bonus	-		-	-	-
PPR	18,544,579	11,746,003	19,453,731	909,152	7,707,727
ICP Subtotal	18,544,579	11,746,003	19,453,731	909,152	7,707,727
ILP Cash	926,042	926,042	-	- 926,042	- 926,042
Options - Series 8 (grant date 2021)	307,610	- 622,576	-	- 307,610	622,576
Options - Series 9 (grant date 2022)	6,067,478	6,165,378	2,769,873	- 3,297,605	- 3,395,505
Virtual shares (grant 2023)	6,734,466	1,949,544	3,593,001	- 3,141,465	1,643,457

New Standard ILP - Series 1	2,275,542	2,383,349	4,065,058	1,789,516	1,681,709
New Standard ILP - Series 2			3,864,669	3,864,669	3,864,669
Termination of office - Early vesting	1,101,383	1,101,383		- 1,101,383	- 1,101,383
ILP subtotal	7,412,521	11,903,119	4,292,601	- 3,119,919	2,389,482
Termination of office	2,060,550	2,060,550		- 2,060,550	- 2,060,550
Total without charges	**49,820,012**	**35,857,250**	**47,542,424**	**- 2,277,588**	**11,685,175**

According to the description of the amounts in the table above, the amount actually paid in 2024 for the Managements compensation was lower than that approved at the 2024 AEGM.

The foregoing difference in value results from the following facts:

- Reduction of Statutory Officers: In 2024, due to the election of Mr. Vitor Fagá de Almeida to the positions of Vice President of Finance and Investor Relations, there was a reduction in the number of statutory officers from five (5) to four (4), since that officer now holds two positions, thus generating a difference and reduction in fixed salary plus benefits;
- ICP: Closing indicators in line with the an average of 106.09% target, while the global compensation limit is set based on a maximum achievement of 120%, equivalent to 150% on the payment curve;
- ILP: Options contemplated by the C8 Series of the Stock Option Plan were not exercise in their entirety, since the exercise price of BRL 13.39 for that series was higher than the market value of the shares at the time of the exercise; and a reduction in the 2024 accounting provision for phantom shares, reflecting a devaluation of the market price of the shares in the period.

A detailed description of each of the main elements of the Executive Board's compensation is presented below.

Fixed Compensation

In order to establish the management compensation the Company, advised by an expert compensation consultant, regularly carries out market surveys based on the analysis of data from Brazilian companies with revenues and size similar to the Company's (measured based on consultant firm's Top Exec survey), in order to evaluate whether the criteria and conditions adopted by it for determining compensation are consistent with the market and allow retention of the best professionals. In addition, the Company periodically analyzes the need to adjust the compensation criteria and components to ensure the best compensation strategy.

Based on information obtained from market surveys, compensation proposals are developed taking in account the level of responsibility and the duties performed by the management.

The last survey defined the following 40 references as the Company's peer group, selected based on the following main characteristics: (a) segment; (b) revenues; and (c) publicly-held company status:

1	AmBev	11	DPSP	21	Grupo Pereira - Fort Atacadista	31	OLX
2	Azul Linhas Aêreas	12	Globo	22	Heineken	32	Porto Seguro
3	B3	13	Gol	23	JBS	33	Profarma
4	BRF	14	Grupo BIG	24	Latam	34	RD
5	BRF - Mercado	15	Grupo BIG - Maxxi	25	Localiza	35	Sulamérica
6	C&A	16	Grupo BIG - Sam's	26	Lojas Renner	36	TIM
7	Carrefour	17	Grupo Boticário	27	Lojas Riachuelo	37	Ultra - Corporativo
8	Cielo	18	Grupo Mateus	28	Magazine Luiza	38	Ultra – Ultragaz
9	Dexco	19	Grupo Pereira	29	Multilaser	39	Via Varejo
10	Dia	20	Grupo Pereira - Comper	30	Oi	40	Vibra Energia

73%
National Companies

75%
Public-Held Companies


Retail 53
Non-durable Consumption 13
Transportation 10
Insurance 5
Financial Services 5
Telecom 5
Construction and Construction's Materials 3
Consumption Industry 3
Media 3
Utilities 3

Of this sample, 75% are publicly-held companies, 73% are Brazilian companies and 53% operate in the retail segment.

In line with the market study and recommendation provided by the specialized consultant firm hired by the Company, the Company proposes positioning the Officers' base salary at the 50th percentile (P50), applying the salary table presented by the consultant firm, which will result in an increase in based salay of 17% for 2025 (BRL 12,833,411.00), compared to the amount approved in 2024 (BRL 10,985,764.00).

Short-term incentive (ICP)

The Board of Directors proposes maintaining the PPR as the sole element of the Short-Term Incentive (ICP) policy.

Below we make a description and brief summary of the procedure to verify the goals established in the 2025 PPR.

As approved at the 2024 AEGM, the 2025 PPR will have a cut off corresponding to achievement of at least 80% of the PRE-IFRS 16 EBITDA target, as a condition to be triggered. In other words, if PRE-IFRS 16 EBITDA in 2025 is lower than 80% of the target PRE-IFRS 16 EBITDA for 2025, the PPR initial trigger will not be met and therefore no PPR payment will be due to the officers.

If the PRE-IFRS 16 EBITDA in 2025 is equal to or higher than 80% of the target PRE-IFRS 16 EBITDA for 2025, the PPR initial trigger will have been met, whereupon the level of achievement of the goals set in the PPR scorecard will be determined, with the consequent calculation of the percentage of the target amount that each officer is entitled to receive.

The range of achievement of target goals set in the PPR may vary from 80% to 120%, with the payment curve varying from 50% to 150%, in accordance with the Company's internal strategy for each indicator, except for the "Net Sales" indicator, which has an achievement range of 95% to 105%, maintaining the payment curve in 50% to 150%.

The scorecards will establish corporate indicators (general goals for the Company, with a weight of 50%), indicators for each area/board evaluated in quantitative and qualitative aspects (weight of 30%) and individual qualitative and quantitative indicators (weight of 20%), as described in the following table:

	INDICATOR	MIN	TARGET	MAX
CUT OFF Trigger for PPR payment	EBITDA PRE-IFRS 16	80%	-	-
BUSINESS INDICATORS Representing 50% of the indicators	Net Sales (same stores bases)	95%	100%	105%
	Net Profit	80%	100%	120%
	Net Debt	80%	100%	120%
	PRE-IFRS 16 Consolidated EBITDA (% of Net Sales stores open until December/2023)	80%	100%	120%
	ESG	80%	100%	120%
AREA/EXECUTIVE BOARD INDICATORS (Qualitative and quantitative targets) Representing 30% of the Total Value of the Indicators	Quantitative and qualitative indicators specific to each Executive Board (Examples: Percentage of Breakdowns over Net Sales; Expansion Plan; CAPEX - Cash-out; Turnover Percentage; Cash Margin Volume, Supplier Financing, Market Share)	80%	100%	120%
INDIVIDUAL INDICATORS Representing 20% of the Total Value of Indicators	Individual qualitative and quantitative targets	80%	100%	120%
TOTAL	**100%**			

With regard to the business indicators (which represent 50% of the panel), allocation of weights and calculation shall be as follows:

INDICATORS	WEIGHT	CONCEPT	DETERMINATION AND CALCULATION
INDICATOR 1: **Net Sales**	10.0%	Net Sales on a "Same Stores ("mesmas lojas") basis (open until Dec/24).	Net Sales = Gross Sales - Taxes/Deductions
INDICATOR 2: **Net Profit – Assaí Total**	10.0%	Reflects the final result of the Company's operations after all deductions for expenses, costs and taxes.	Net Profit = Net Revenue – Total Costs – Total Expenses + Equity Result + Financial Result – Income Tax and Social Contribution on Profit
INDICATOR 3: **Net Debt**	12.5%	Obtained by the sum of the Company's financial obligations (Loans and Financing) minus the amount in cash and cash equivalents.	Net Debt = Discounted Receivables + Balance payable of hypermarket acquisitions
INDICATOR 4: **Pre-IFRS 16 Consolidated EBITDA (% Net Sales) - stores open until December/2023**	12.5%	Represents earnings before interest, taxes, depreciation and amortization.	Pre-IFRS 16 EBITDA = Operating Income before Financial Result and Taxes + Other Operating Expenses, Net + Depreciation and Amortization

INDICATOR 5: **Women in leadership positions (ESG)**	2.5%	Determines the representativeness of women in leadership positions (management and above), compared to the total number of active leaders in the Company (management and above).	Percentage of Women in Leadership Positions = Total Women in Leadership Positions in 2025 / Total Staff Members in Leadership Positions in 2025
INDICATOR 6: **Reduction of CO_2 emissions (ESG)**	2.5%	Determines the percentage of reduction of CO_2 emissions from Scope 1 (Carbon Footprint) and Scope 2 (Ton of CO_2 Equivalent).	Percentage of CO_2 Reduction = Target Percentage of Reduction of CO_2 Emissions for the period ÷ Percentage of Reduction of CO_2 Emissions in the period
TOTAL WEIGHT	**50.0%**		

The selection of indicators was based on the following reasons:

1. **Net Sales (Same Stores - "*Mesmas Lojas*"):** This indicator is essential to evaluate the Company's financial performance, providing insights into the revenue generated by sales from same stores opened until December 2023, after deductions such as returns and discounts.

2. **Net Profit**: is a key indicator of the Company's profitability, representing total revenue deducting all expenses and taxes. It is material for evaluating operational efficiency and the Company's ability to generate profit.

3. **Net Debt**: The indicator is very important for evaluating the Company's financial soundness, calculated by subtracting the net assets from the total debt. It helps to evaluate the Company's ability to pay its short- and long-term debts.

4. **PRE-IFRS 16 Adjusted EBITDA**: **(% of Net Sales - stores open until December/2023):** Selected to align the shareholders' expectations, since this indicator measures the Company's operating profitability, excluding the effects of financial leasing. A useful metric for evaluating a company's operational efficiency and cash generation ability.

5. **ESG (Environmental, Social and Governance)**: ESG indicators are important for measuring the Company's performance in the environmental, social and governance spheres. Monitoring indicators such as the representation of women in leadership positions and total carbon emissions (scopes 1 and 2) is material to evaluate the Company's social and environmental impact, as well as its corporate liability.

In this connection, the Company remains engaged in the responsibility and commitment to operate based on ESG metrics, with a direct impact on the short-term variable compensation of its statutory officers.

Some of those indicators are strictly financial and the others are measurable factors that contribute to the Company's results and, therefore, are related to its financial performance.

For 2025, the PPR payment curve will be maintained, providing for the payment of 50% of the target amount upon achievement of 80% of the individualized scorecard and of 150% of the target amount upon achievement of 120% or more of the individualized scorecard, with a linear percentage between 50% and 150% of the target amount for achievements of the scorecard between 80% and 120%, except for the "Net Sales" indicator, which has an achievement range of 95% to 105%, maintaining the payment curve in 50% to 150%.

Long-Term Incentives (ILP)

With regard to the long-term incentive, since 2023, the Company ceased to grant stock options to members of the Executive Board within the scope of the Company's stock option plans. As of 2025, the Company discontinued the use of such plans for its other employees, so there was no new option awards for the Company's other employees under those plans. Option awards already awarded will remain in force without any change.

According to the Standard ILP approved at the 2024 AEGM, the officers' long-term incentive for 2025 will be the grant of the right to receive Company's shares under the Standard LTI, provided that (i) 30% of each officer's grant shall be conditioned solely upon the officer's compliance with the condition of permanence during the vesting period (restricted shares - time vesting), and (ii) 70% of each officer's grant shall be conditioned, in addition to compliance with the vesting period, upon achievement of certain performance targets (performance shares - performance vesting), with an achievement and payment curve of 90% to 110% of the target sum of shares, assuming the established target-goals.

Regarding the Company's Chief Executive Officer (CEO), (i) 30% of his/her grant (consisting of restricted shares – time vesting) will be subject to a 5-year vesting period, with a 33% partial release in the 3rd year, 33% in the 4th year and 34% in the 5th year; and (ii) 70% of his/her grant (consisting of performance shares – performance vesting) will be subject to a single 5-year vesting period (cliff), upon expiration of which the percentage of achievement of the established target-goals shall be verified.

For the other officers, there will be a single 3-year vesting period (cliff), both for the 30% of their grant (consisting of restricted shares - time vesting) and for the 70% of their award (consisting of performance shares - performance vesting). At the end of the 3rd year, the percentage of achievement of the established target-goals shall be verified.

With regard to the award of performance shares under the Standard LTI, performance indicators will be defined taking into account the following main purposes:

- preservar a relevância e posicionamento da Companhia em relação aos seus *peers* no setor de *cash & carry*;

- to preserve the Company's relevance and position towards its peers in the cash & carry segment;
- to ensure the generation of sustainable value of the Company's business
- to assure the long-term profitability of the Company's business; and
- To ensure an adequate level of profitability of the Company's operations, preserving sound profit margin levels vis-à-vis the Company's track record.

In addition, in setting performance goals for each indicator the Board of Directors will be guided by the following principles:

- goals will be challenging with respect to the Company's historical performance; and
- the goals will be defined in accordance with the budget and the strategic plan already approved by the Board of Directors and there will be no adjustment or reduction of the goals during the measurement period, except in case of budget and strategic plan revisions that distort the indicators and require a goals' readjustment, case in which the adjustment of the goals will have the purpose of reflecting only the budget and the strategic plan revisions, thus maintaining the initially desired objectives.

For 2025, the Board of Directors intends to use the following indicators for the officers' performance goals, in line with the Company's long-term strategy:

INDICATORS	WEIGHT	CONCEPT	DETERMINATION AND CALCULATION
INDICATOR 1: Operating Cash Flow (OCF)	35.0%	Represents all monetary inflows and outflows related to the Company's operations (core business). Does not include activities related to investments and financing.	OCF = Sales Inflows - Taxes on Products - Suppliers and General Expenses - Income Tax and Social Contribution
INDICATOR 2: Return on Invested Capital (ROIC)	35.0%	Measures the efficiency with which the Company generates profits from the total capital invested in its business. Represented as percentages.	ROIC = NOPAT / (Total Working Capital Variation + Fixed Assets + Intangible Assets)
INDICATOR 3: Black People in Leadership Positions (ESG)	5.0%	Determines the representativeness of black employees in leadership positions (management and above), compared to the total number of active leaders of the Company (management and above).	Percentage of Black People in Leadership Positions = Total Black People in Leadership Positions / Total Employees in Leadership Positions

INDICATOR 4: Reduction of CO2 emissions (ESG)	5.0%	Calculates the percentage of reduction in CO_2 emissions from Scope 1 (Carbon Footprint) and Scope 2 (Ton of CO_2 Equivalent).	Percentage of CO_2 Reduction = Target Percentage of Reduction of CO_2 Emissions for the period × Percentage of Reduction of CO_2 Emissions in the period
INDICATOR 5: Formation of Successors	20.0%	Mapping, monitoring and developing staff members to be future successors of the Company's current officers.	Achievement of the Condition of Successor Formation: Number of Successors mapped for each Executive ≥ 1
TOTAL WEIGHT	**100.0%**		

The selection of indicators was based on the following reasons:

- **Operating Cash Flow (OCF):** The OCF is a fundamental indicator to evaluate the Company's financial health, as it demonstrates its ability to generate cash from its operations, which is essential to assure the long-term financial feasibility and sustainability of the business.
- **Return on Invested Capital (ROIC):** ROIC is the key-metric for evaluating the efficiency of the Company's investments, as it demonstrates the ability to generate positive returns vis-à-vis the invested capital, providing valuable insights into the financial management and the creation of value for the shareholders.
- **ESG (Environmental, Social and Governance):** ESG indicators are important for measuring the Company's performance in the environmental, social and governance spheres. Monitoring indicators such as the representation of black people in leadership positions and total carbon emissions (scopes 1 and 2) is material to evaluate the Company's social and environmental impact, as well as its corporate liability.
- **Formation of Successors:** The condition of Formation of Successors reflects the Company's commitment to developing talented people and preparing leaders for its future. Formation of Successors is of paramount importance to assure the long term existence and success of the Company's business, stimulating a culture of learning and growth.

The final number of performance shares to which the officer will be entitled will depend on the level of achievement of the goals set by the Board of Directors, which may vary from 90% to 110% of the target number of shares, assuming the target-goals. In other words, the officer will be granted the right to receive a target number of performance shares, assuming that 100% of the established goals are achieved, which will be transferred to the participants at the end of the vesting period and upon compliance with the stipulated conditions. If 90% of the goals are achieved, the officer will receive 90% of the awarded target number. If 110% or more of the goals are achieved, the officer will receive 110% of the awarded target number. If goals are achieved between 90% and 110%, a linear interpolation of the awarded target number will be calculated. If achievement of goals is lower than 90%, the officer will lose the right to performance shares.

Executive Partner Program

As resolved at the 2024 AEGM, the Company's shareholders approved a one-off extraordinary long-term program, which is not to be confused with the Standard ILP, consisting of a one-off grant of rights to shares directed to the Chief Executive Officer, the Commercial and Logistics Vice President Officer and the Operations Vice President Officer, in a substantial amount and linked to the permanence of such officers and the achievement of certain performance targets, aiming at (i) the long-term retention of participants; and (ii) strengthening participants' sense of ownership, transforming key managers into relevant long-term shareholders ("Executive Partner Program").

Through the Executive Partner Program, the Company granted to participants the right to receive up to 27,036,664 shares of the Company, corresponding to up to two percent (2%) of the total number of shares issued by the Company as of the date of approval of the Executive Partner Program, subject to the adjustments therein provided for.

Management communicates that the information regarding the Executive Partner Program, and the estimated provision for the fiscal year ending December 31, 2025 under such program, are presented in accordance with item 8 of Annex C of CVM Resolution 80, as Exhibit V to this Proposal.

VI.3 Granted Awards and Amounts Established in previous periods, with effects in 2024

Stock Based

All amounts referenced in this proposal up to the present section followed the accounting standards used by the Company.

As explained above, at each year decisions are made setting the management rights, which are partially deferred for several years, so that such amounts may impact the Company's results in the years following their grant/setting.

Aiming at explaining such effect, we present in this section different formats that we believe afford a better understanding of the Management's compensation, taking into consideration those arrangements granted/established in previous fiscal years:

Stock Option Plans

As resolved at the 2024 AEGM, the Company's stock option plans for its employees approved at the Shareholders' Extraordinary General Meeting of December 31, 2020 were discontinued as of 2025, provided that their use for the management was discontinued as of 2023. Therefore, as of 2025, no new options were awarded under the aforementioned stock option plans, which will remain in force solely with respect to granted options already.

Due to the award of options in previous fiscal years to members of the Executive Board, there are amounts having an impact on the 2025 financial statements, pursuant to CPC 10, and are therefore

reflected in this proposal for the global compensation for 2025, in the amount of BRL 2,769,873.00 (two million, seven hundred and sixty-nine thousand, eight hundred and seventy-three reais).

Phantom Shares – 2023 Award

In line with resolutions passed at the Extraordinary General Meeting of the Company held on July 14, 2023, a one-off award of phantom shares was granted to the members of the Management, which represented the right to receive the value of a certain number of shares issued by the Company on the dates of vesting, with payment in cash to the beneficiary.

Currently, phantom shares are recorded in the balance sheet under liabilities (and not under the net worth, as the stock options or restricted shares). For this reason, CPC 10 (equivalent to IFRS 2) stipulates that the market value of phantom shares must be remeasured at each reporting period (i.e. quarterly and annually), considering the price of the Company's share on each remeasurement date.

In 2024, the global limit to compensation for the Executive Board approved at the 2024 AEGM considered the estimated market value of the phantom shares as BRL 6,734,466.00 (six million, seven hundred and thirty-four thousand, four hundred and sixty-six reais), calculated based on the average price of the Company's shares in the 20 trading sessions prior to January 30, 2024. In 2024, the actual market value recorded as an expense in the Company's accounting was BRL 1,949,544.00 (one million, nine hundred ninety-four thousand, five hundred forty-four reais), as calculated in accordance with CPC 10 (equivalent to IFRS 2).

For 2025, the global limit to compensation for the Executive Board proposed in this Proposal considers the market value of the phantom shares estimated at BRL 3,593,001.00 (three million, five hundred ninety-three thousand ando ne real), calculated based on the average price of the Company's shares in the 20 trading sessions prior to January 30, 2025.

The table below summarizes the evolution of accounting expenses for such stock options awarded in previous years, as well as the phantom shares in 2024 and the estimated expenses for 2025.

Year	2022 CLOSING		2023 CLOSING		2024 CLOSING		2025 PROVISION	
	Amount accounted for	proportion	Amount accounted for	proportion	Amount accounted for	proportion	Amount accounted for	proportion
2019 - Series 6	1,522,405	05/36						
2020 - Series 7	2,395,448	12/36	-622,576	05/36				
2021 - Series 8	535,312	12/36	6,165,378	12/36	-622,576	05/36		
2022 - Series 9	2,663,499	07/36	1,949,544	12/36	6,165,378	12/36	2,769,873	05/36
2023 - Virtual Actions			2,383,349	05/36	1,949,544	12/36	3,593,001	12/36
New Standard ILP - Series 1					2,383,349	07/36	4,065,058	12/36

New Standard ILP - Series 2							3,864,669	09/36
Termination of office - Early vesting					1,101,383	36/36		
Total nominal economic value	**7,116,664**		**9,875,695**		**10,977,078**		**14,292,601**	

VI.4 Compensation Mix

The amounts referenced above followed the accounting standards used by the Company, for which reason the limit proposed to the compensation of the executive board for 2025 contains amounts to be accounted for arising from decisions made in previous years.

Given that the inclusion of these amounts arising from decisions taken in previous years may make it difficult for shareholders to analyze, in order to mitigate this effect, in this section we present different compensation mix formats that we believe will provide a better understanding of the compensation of the Management.

Compensation Strategy View

Below, we indicate the compensation mix considering only the awards actually scheduled for 2025. In other words, expenses relating to past awards that will be accounted for in 2025 (e.g. awards granted in the past with vesting periods ending in 2025) are not included in the compensation mix shown in the chart below.

COMPENSATION MIX
TARGET 100%


27,0
26,9
29,9
30,6
43,1
42,4
Base Salary
ICP
ILP
2024 (New Compensation Strategy) New Targets of ICP and ILP
2025 (Mantain the Compensation Strategy)

In the first item below, we will present the compensation mix from an accounting perspective, i.e. considering the expenses to be accounted for in 2025, in accordance with accounting rules, so that expenses arising from grants awarded in 2025, as well as grants and decisions made in previous years, with impacts on 2025, will be taken into account.

Subsequently, we present the compensation mix considering the grant view, i.e. the full value of the grants to be made in 2025, even if part of this value is deferred for several years according to the respective vesting schedule. In this view, we compare the accounting view related to the grants made in each of the last two years, as well as the proposal for 2025. For the purpose of this simulation, we used the maximum value achievable in the short-term programs, and the total fair value of the stock-based instruments granted each year, in consonance with the accounting rules. In this way, it is possible to understand what decisions were made each year to make up the total compensation of the statutory directors.

Accounting View

Considering the accounting view, as explained above, the compensation mix of the Statutory Executive Board is now composed as shown in the chart below:

MIX COMPENSATION EVOLUTION - SATUTORY OFFICES
In R$ (MM) - FRE View


39,7
6,1
15%
14,5
37%
19,1
48%
Total paid in 2021
59,1
8,9
15%
42,1
71%
8,1
14%
Total paid in 2022
47,2
20,9
44%
16,8
36%
9,5
20%
Total paid in 2023
75,3
25,5
35%
17,4
23%
18,5
26%
13,9
16%
2024's Proposal with Executive Partner
47,3
11,5
24%
11,9
25%
11,7
25%
12,2
26%
Total paid in 2024 with Executive Partner
64,6
17,1
26%
14,3
22%
19,5
30%
13,8
21%
2025's Proposal with Executive Partner
Fixed Compensation
ICP
ILP
Executive Partner

Award View

We indicate below the compensation mix considering the maximum value achievable in the short-term programs, and the total fair value of the stock-based instruments granted each year, in consonance with the accounting rules. Expenses relating to awards granted in previous years and which will be accounted for in 2025 are not included in the compensation mix below.

COMPENSATION MIX
AWARD VIEW


46,8
19,3
41%
20,9
45%
6,5
14%
in 2021
63,7
23,5
37%
32,1
50%
8,1
13%
Granted in 2022
46,4
10,0
22%
12,7
27%
11,9
26%
11,9
26%
Granted in 2023 with Extraordinary Grant Option
36,4
12,7
35%
11,9
33%
11,9
32%
Granted in 2023 without Extraordinary Grant Option
36,3
14,4
40%
11,7
32%
10,1
28%
Granted in 2024 without Executive partner
36,3
15,4
42%
11,1
31%
9,8
27%
2025's Proposal
Fixed Compensation
ICP
ILP
Extraordinary Grant Option ILP

VI.5. Conclusion

In view of the foregoing explanations, the Board of Directors proposes setting the annual global compensation of the Management for the fiscal year ending December 31, 2025 at the total amount of BRL 58,894,607.00 (fifty-eight million, eight hundred and ninety-four thousand, six hundred and seven reais), without charges, to be distributed among management bodies as follows:

Executive Board:	**up to** BRL 47,542,424.00
Board of Directors:	**up to** BRL 10,690,470.00
Fiscal Council:	**up to** BRL 661,713.00

It is important to note that the above figures reflect the accounting standards adopted by the Company (IFRS). Therefore, elements such as amortizations of past awards, which are not under the of the current Board or the Shareholders', are included in the proposed total amounts, as was shown in this section. In addition, the above proposal does not include labor charges to be incurred in by the Company with the proposed overall compensation, as directed by the CVM.

Furthermore, the limit to the global compensation of members of the Executive Board herein proposed does not consider the estimated accounting expenses to be incurred in by the Company as a result of the Executive Partner Program in the fiscal year ending December 31, 2025, since the supplementary global limit to the compensation of managers for the fiscal years 2024 to 2031, specifically for the vesting period from May 1, 2024 to May 1, 2031, was approved at the 2024 AEGM. For information purposes, Management clarifies that: (i) the estimated provision for the fiscal year ending December 31, 2025 arising from the Executive Partner Program is of BRL 17,096,143.00; and (ii) the sum of the proposed limit to the annual global compensation of managers for the fiscal year ending December 31, 2025, with the estimated provision for the fiscal year ending December 31, 2025 exclusively as a result of the Executive Partner Program previously approved at the 2024 AEGM, is of BRL 75,990,750.00.

For 2025, the global limit to the Executive Board's compensation indicated in this Proposal takes into consideration the market value of phantom shares estimated at BRL 3,593,001.00, calculated based on the average price of the Company's shares in the last 20 trading sessions prior to January 30, 2025. Due to the need to proceed with a new measurement of liabilities at the end of each reporting period pursuant to CPC 10, the global limit to the Executive Board's compensation may vary during the course of 2025. Accordingly, upon approval of the global limit to the Executive Board's compensation herein proposed, it will automatically be adjusted to reflect the positive or negative variation in the market value of phantom shares in 2025, as required by CPC 10. This will prevent the global limit to the Executive Board's compensation established based on an estimated value from being exceeded due to the mandatory measurement of the market value of phantom shares at each reporting period.

Finally, Management informs that the information contained in item 8 of Annex C of CVM Resolution 80, including the estimated provision for the fiscal year ending December 31, 2025 under the Executive Partner Program, is attached hereto as **EXHIBIT 5** to this Proposal.

4

EXTRAORDINARY SHAREHOLDERS MEETING:

MANAGEMENT PROPOSAL


ASSAÍ ATACADISTA

EXTRAORDINARY SHAREHOLDERS MEETING: MANAGEMENT PROPOSAL

Management hereby submits the following proposals to the Extraordinary General Meeting.

AMENDMENT OF ARTICLE 40, MAIN SECTION, AND PARAGRAPHS 4th AND SUBSEQUENT, IN ORDER TO COMPLEMENT THE PROVISIONS RELATED TO PUBLIC OFFERINGS IN THE EVENT OF REACHING A RELEVANT SHAREHOLDING (POISON PILL) AND ITS EXCEPTIONS

Management proposes that Article 40, main section, and paragraph 4th of the Bylaws be amended, with the exclusion of the current paragraph 5th and the renumeration of the following paragraph, in the following sense (i) to include a provision to the effect that corporate restructurings or business combinations (such as corporate transactions of merger, incorporation of shares or spin-off involving the Company), as well as the private subscription for shares, whether or not within the authorized capital, constitute events of transactions or group of successive transactions that would result in the acquisition of a relevant direct or indirect stake that would give rise to a tender offer for the acquisition of all shares issued by the Company or a request for registration with the CVM and B3, as the case may be ("OPA"); and (ii) to change the exceptions provided for the obligation to carry out the OPA, which will no longer apply if achievement of the relevant stake results from: (a) the acquisition of the Company's shares within the scope of a tender offer for the acquisition of shares meeting the criteria set out in art. 40, as well as the laws and regulations applicable to OPAs, regardless of whether such offer is combined with other OPAs, as permitted by the applicable regulations, (b) a repurchase of shares, or if such shareholder acquires new shares through subscription for shares issued by the Company and part of the newly issued shares are canceled and not fully subscribed for by the shareholders having preemptive rights, provided that, in any such cases, the shareholder - or group of shareholders - that exceeded a 25% stake in the Company disposes of the excess shares within 60 days from the date on which it is informed by the Company of its concentration of shares ; and (c) a public offering for distribution of shares (including restricted-effort public offerings).

These changes are intended to respond to requests from the Company's shareholders sent to Management and are aimed at implementing complementary provisions in the Company's governance relating to public offerings of distribution in the event of achievement of a relevant stake (poison pill), in order to improve protection of the Company's liquidity and shareholding dispersion, in line with the practice of several companies in the Brazilian market.

In compliance with article 12, item II of CVM Resolution 81, the comparative table containing the origin and justification of the proposed changes to the Company's Bylaws, and the analysis of their legal and economic effects are detailed in EXHIBIT 6 to this Proposal..

EXTRAORDINARY SHAREHOLDERS MEETING: MANAGEMENT PROPOSAL

II. AMENDMENT OF THE COMPANY'S BYLAWS, PURSUANT TO MANAGEMENT'S PROPOSAL TO: (A) INCLUDE COMPLEMENTARY ACTIVITIES IN THE COMPANY'S CORPORATE PURPOSE, RELATED TO THE AGENCY AND INTERMEDIATION OF COMMUNICATION SERVICES, ADVERTISING IN GENERAL AND PUBLICITY, THE SALE AND LEASE OF MACHINERY AND OTHER EQUIPMENT RELATED TO COLLECTIONS, PAYMENTS OR RECEIPTS IN GENERAL, THE GENERATION OF ELECTRIC POWER FOR OWN CONSUMPTION SALE, CANTEENS, BAKERIES, PATISSERIES AND THE SALE OF MEAT, DAIRY PRODUCTS AND COLD CUTS, AS WELL AS PROVISIONS ALIGNED WITH THE BEST GOVERNANCE PRACTICES REGARDING THE COMPANY'S ACTIVITIES; (B) UPDATE THE COMPANY'S CAPITAL STOCK PROVIDED FOR IN ARTICLE 4, TO REFLECT THE CAPITAL INCREASES APPROVED AT THE BOARD OF DIRECTORS' MEETINGS HELD ON OCTOBER 30, NOVEMBER 18, AND DECEMBER 8, 2023,AUGUST 8, NOVEMBER 7 AND DECEMBER 11, 2024 AND MARCH 18, 2025; (C) INCLUDE AN EXCEPTION OF THE SHAREHOLDERS' MEETING ATTRIBUTIONS REGARDING THE APPROVAL OF TRANSACTIONS WITH RELATED PARTIES; (D) AMEND THE MAXIMUM NUMBER OF DIRECTORS TO SEVEN (7), THE MINIMUM NUMBER OF INDEPENDENT DIRECTORS TO 1/3, AND THE MAJORITY AS EXTERNAL FOR THE BOARD OF DIRECTORS; (E) INCLUDE ADDITIONAL REQUIREMENTS FOR THE ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS, IN ACCORDANCE WITH THE LAW, AND TO AMEND ITS POWERS; (F) AMEND THE REQUIREMENT FOR THE ELECTION OF OFFICERS, IN ACCORDANCE WITH THE LAW, AND THE DESIGNATION OF THE POSITION OF THE OFFICERS; (G) PROVIDE FOR THE ADHERENCE OF THE COMPANY'S AUDIT COMMITTEE TO CVM RESOLUTION NO. 23, OF FEBRUARY 25, 2021; (H) AMEND THE PROVISIONS REGARDING PREPARATION OF BALANCE SHEETS AND FINANCIAL STATEMENTS FOR DECLARATION OF INTERIM, INTERCALARY DIVIDENDS AND INTEREST ON EQUITY; (I) AMEND THE STATUTE OF LIMITATIONS FOR UNRECEIVED OR UNCLAIMED DIVIDENDS, IN ACCORDANCE WITH THE LAW, AND THE PAYMENT PERIOD FOR DECLARED INTEREST ON EQUITY; AND (J) TO IMPROVE THE COMPANY'S CORPORATE GOVERNANCE

EXTRAORDINARY SHAREHOLDERS MEETING: MANAGEMENT PROPOSAL

Management proposes that the following amendments to the Company's Bylaws be approved, which are detailed in EXHIBIT 6 to this Proposal and, in summary, encompass the following aspects:

(a) to include complementary activities related to the Company's corporate purpose, pursuant to article 2nd, paragraph 1st, related to the agency and intermediation of communication services, advertising in general and publicity, the sale and lease of machinery and equipment related to collections, payments or receipts in general, and the generation of electric power for own consumption or commercialization, canteens, bakeries, patisseries and the sale of meat, dairy products and cold cuts;

(b) to include paragraph 3rd in article 2nd, in order to provide that the exercise of activities related to the Company's corporate purpose shall consider: (i) the short- and long-term interests of the Company and of its shareholders; and (ii) the short- and long-term economic, social, environmental and legal effects of the Company's operations towards its active employees, suppliers, consumers and other creditors of the Company and of its subsidiaries, as well as in relation towards the local and global community in which it operates;

(c) to amend article 4th, *caput*, to reflect the Company's updated capital stock and the number of shares into which it is divided, in the amount of BRL 1,455,770,100.32 (one billion, four hundred and fifty-five million, seven hundred and seventy thousand and one hundred reais and thirty-two cents) fully subscribed for and paid up, divided into 1,352,245,185 (one billion, three hundred fifty-two million, two hundred forty-five thousand, one hundred and eighty-five) common shares with no par value, due to the exercise of stock options, in accordance with the Company's capital increases approved at meetings of the Company's Board of Directors held on November 18, October 30 and December 8, 2023, August 8, November 7 and December 11, 2024 and March 18, 2025;

(d) to include in article 8 a provision to the effect that approval of transactions with related parties by shareholders at a general meeting does not cover indemnities to beneficiaries under D&O Insurance and the execution of indemnity agreements;

(e) to amend article 12, *caput*, and paragraph 2nd: (i) to reduce the maximum number of members to 7 (seven); (ii) to provide that the majority of the Company's Board of Directors will be composed of external members; and (iii) to change the minimum number of independent directors from 20% (twenty percent) to 1/3 (one third) of the members of the Board of Directors, in line with the best corporate governance practices, as recommended by the Brazilian Institute of Corporate Governance (IBGC);

(f) to include additional paragraphs in article 15 (paragraphs 4th and 5th): (i) to provide for additional requirements for the election of a member of the Board of Directors, who must have an unblemished reputation, provided that the following individuals cannot be elected, unless waived by the General Meeting: (i.a) those holding positions in companies that may be deemed competitors of the Company; or (i. b) those having or representing a conflicting interest with the Company's; (ii) to

EXTRAORDINARY SHAREHOLDERS MEETING: MANAGEMENT PROPOSAL

include a prohibition of the exercise of voting rights by a member of the Board of Directors if the impediment factors indicated in item (i) shall be subsequently verified; and (iii) to provide that a member of the Board of Directors may not have access to information or participate in meetings of the Board of Directors related to matters in which he/she has or represents a conflicting interest with those of the Company.

(g) to change the name of the Executive Secretary to Governance Secretary, as provided for in art. 16, *caput*;

(h) to change the attributions of the Board of Directors described in the clauses of art. 17: (i) to expressly include in item (h) the resolution on other conditions of issuance within the scope of resolutions regarding the issuance of shares, subscription warrants or debentures convertible into shares up to the limit to the authorized capital; (ii) to amend item (k) regarding acquisition of the Company's own shares, including trading by the Company in its own shares and debentures, with due regard to the applicable laws and regulations, including for purposes of cancellation or holding in treasury, and the sale of treasury shares ; (iii) to amend items (l) and (n) and to delete item (m) in order to clarify the concepts of statutory participation governed by the Brazilian Corporation Law and the sharing of profits or results (PPR), governed by Law 10.101/00; (iv) to amend former item (p) to clarify that the percentage of 0.3% of the Company's net income established as the relevant amount for the Board of Directors to resolve on the acquisition, disposition, creation of liens, encumbrance of any assets of the Company, including real estate, or the making of any other investment by the Company, is based on the past 12 months, except for express events; and (v) to supplement the powers to resolve on any issuance, for public or private placement, in Brazil or abroad, of non-convertible debentures, promissory notes and other debt securities, as well as to determine the terms and conditions of the issuance;

(i) to include paragraph 4th in article 18, in order to expressly provide that the statutory Audit Committee performs its duties in accordance with its internal regulation, the Company's Bylaws, and adheres to CVM Resolution 23, of February 25, 2021, qualifying as a Statutory Audit Committee (CAE), as therein provided for;

(j) to amend art. 22, *caput*: (i) to exclude the requirement of residence in Brazil for members of the Executive Board; (ii) to include a provision that members of the Executive Board are elected and removable at any time by the Board of Directors; and (iii) to change the name of the Chief Financial Administrative Officer to Finance Vice President Officer;

(k) to amend article 35 to provide that the Company may, at the discretion of the Executive Board, prepare half-annual and/or quarterly balance sheets or within shorter intervals;

(l) to amend article 36, paragraph 3rd, in order to improve the provision regarding the possibility of declaration of interim and intermediate dividends or interest on equity capital by the Board of Directors, in compliance with the applicable laws and regulation;

EXTRAORDINARY SHAREHOLDERS MEETING: MANAGEMENT PROPOSAL

(m) to amend article 36, paragraph 4th, to state that actual payment of interest on equity capital may be made in the course of the fiscal year or in the fiscal year following its crediting, as resolved by the Board of Directors;

(n) to amend article 37 to set the statutory period for dividends not received or unclaimed at 3 years counted from the date on which they were made available to shareholders, pursuant to the prevailing laws and regulation; and

(o) to adjust the numbering and cross-references due to the changes proposed above, as well as other adjustments for consistency and improved wording;

In compliance with article 12, item II of CVM Resolution 81, the comparative table containing the origin and justification of the proposed changes to the Company's Bylaws, and the analysis of their legal and economic effects is included in Exhibit 6 to this Proposal.

III. CONSOLIDATION OF THE COMPANY'S BYLAWS AS A RESULT OF THE CHANGES RESOLVED IN ITEMS I AND II ABOVE, IF APPROVED

Finally, Management proposes to consolidate the Company's Bylaws, reflecting the proposed changes described in items I and II above to be approved by the shareholders.

In compliance with the provisions of article 12, item I of CVM Resolution 81, and for easy reference and better visualization of the proposed changes, a copy of the consolidated Bylaws highlighting the proposed changes is included in **Exhibit VII** of this Proposal.

Exhibits


ASSAÍ
ATACADISTA

EXHBIT I – Information indicated in Items 7.3 to 7.6 of the Reference Form

7.3. Regarding each of the managers and members of the issuer's fiscal council, indicate, in table form:

Name	Date of Birth	Administrative Body	Election Date	Term Duration	Start Date of First Term
CPF	**Profession**	**Elected Position Held**	**Inauguration Date**	**Elected by the Controller**	
Adriano Cives Seabra	06/19/1972	Fiscal Council	04/25/2025	1 year, until the AGM that approves the accounts for the fiscal year 2025	04/25/2025
016.480.547-81	Engineer	F.C. (Effective) Elected by Minority Shareholders	04/25/2025	No	
Artemio Bertholini	04/01/1947	Fiscal Council	04/25/2025	1 year, until the AGM that approves the accounts for the fiscal year 2025	05/08/2023
095.365.318-87	Accountant	F.C. (Effective) Elected by Minority Shareholders	04/25/2025	No	
Belmiro de Figueiredo Gomes	11/08/1971	Board of Directors	04/25/2025	2 years, until the AGM that approves the accounts for 2026	06/30/2011
805.421.589-49	Businessman	Board Member (Effective) and CEO	04/25/2025	No	
Enéas Cesar Pestana Neto	02/27/1963	Board of Directors	04/25/2025	2 years, until the AGM that approves the accounts for 2026	09/01/2023

023.327.978-40	Businessman	Independent Board of Directors (Effective)	04/25/2025	Não	
José Roberto Meister Müssnich	07/24/1953	Board of Directors	04/25/2025	2 years, until the AGM that approves the accounts for 2026	09/02/2024
164.206.830-68	Businessman	Vice-President of the Board of Directors	04/25/2025	No	
Julio Cesar De Queiroz Campos	05/10/1963	Board of Directors	04/25/2025	2 years, until the AGM that approves the accounts for 2026	05/08/2023
129.447.578-90	Engineer and Businessman	Independent Board of Directors (Effective)	04/25/2025	No	
Leda Maria Deiro Hahn	01/16/1970	Fiscal Council	04/25/2025	1 year, until the AGM that approves the accounts for the fiscal year 2025	05/08/2023
664.501.287-04	Entrepreneur	F.C. (Effective) Elected by Minority Shareholders	04/25/2025	No	
Leila Abraham Loria	01/26/1954	Board of Directors	04/25/2025	2 years, until the AGM that approves the accounts for 2026	05/08/2023
375.862.707-91	Businesswoman	Independent Board of Directors (Effective)	04/25/2025	No	
Márcio Marcelo Belli	08/08/1965	Fiscal Council	04/25/2025	1 year, until the AGM that approves the accounts for the fiscal year 2025	05/08/2023

083.588.098-24	Accountant	F.C. (Alternate) Elected by Minority Shareholders	04/25/2025	No	
Marco Antonio Mayer Foletto	03/24/1970	Fiscal Council	04/25/2025	1 year, until the AGM that approves the accounts for the fiscal year 2025	04/25/2025
480.083.380-91	Accountant	F.C. (Alternate) Elected by Minority Shareholders	04/25/2025	No	
Miguel Maia Mickelberg	11/02/1984	Board of Directors	04/25/2025	2 years, until the AGM that approves the accounts for 2026	04/25/2025
006.105.080-67	Economist	Independent Board of Directors (Effective)	04/25/2025	No	
Oscar de Paula Bernardes Neto	09/05/1946	Board of Directors	04/25/2025	2 years, until the AGM that approves the accounts for 2026	05/08/2023
037.057.307-20	Chemical Engineer	Chairman of the Board of Directors	04/25/2025	No	
René De Medeiros Ribeiro Martins	03/02/1966	Fiscal Council	04/25/2025	1 year, until the AGM that approves the accounts for the fiscal year 2025	05/08/2023
407.796.104-15	Economist	F.C. (Alternate) Elected by Minority Shareholders	04/25/2025	No	

Experiência profissional / Declaração de eventuais condenações / Critérios de Independência

Adriano Cives Seabra - 016.480.547-81

Mr. Adriano is an electronics engineer with a degree from UFRJ and has over 20 years' experience in the financial market. He also holds governance certifications from the IBGC for Board Members and the Fiscal Council and is a CFA Chartholder. He began his career at Banco de Investimentos Garantia in 1997 as a stock analyst, having worked for management companies such as GAP Asset Management, Opus Investimentos and Fides Asset Management. He is currently Head of Analysis at Itaverá Investimentos and effective member of the Fiscal Council of Weswing Comércio Varejista S.A. He has been a board member at Banrisul since 2018, and has also served as a board member at Sanepar and Smiles, as well as a fiscal board member at Copasa and Weswing Comércio Varejista S.A.

Artemio Bertholini - 095.365.318-87

Artemio Bertholini has over 40 years of experience in the financial and accounting field and in university teaching. He holds a PhD in Business Administration from FCU – Florida Christian University, Orlando, USA, 2005. Thesis: "The Evolution of Arbitration in Brazil" and a Master's degree in Accounting and Finance from PUC – SP, Pontifical Catholic University of São Paulo, 2003. Dissertation: "Contribution to the Study of Special Purpose Entities in Brazil". The Company is not aware of Mr. Artemio's participation in third sector entities. Mr. Artemio declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined in CVM Resolution 50.

Belmiro de Figueiredo Gomes - 805.421.589-49

Mr. Belmiro Gomes has been the CEO of Assaí Atacadista since February 2011 and a member of the Board of Directors since October 2022. He studied accounting at the Maringá Education Institute and self-taught programming - an area that led him to work in the food retail sector, where he has accumulated 35 years of experience. He began his career in the information technology sector, being a pioneer in the development of external sales automation systems in the early 1990s, as well as store operational process automation systems and commercial and logistics management systems in the wholesale sector. He also has strong experience in the tax area, especially in indirect taxes and various state legislations.

He joined Atacadão in Maringá (PR) in 1988, where he remained for 22 years. From 2005, he led the internal preparation process for the sale to the Carrefour Group. In 2010, he was invited by GPA to join the Assaí team, then a subsidiary of the Company, initially as Commercial Director and later as CEO. At GPA, he remained as a statutory director until the split between the companies at the end of 2020.

He is also a founding member and Chairman of the Deliberative Council of ABAAS (Brazilian Association of Self-Service Wholesalers). He led the strong expansion of Assaí in recent years, positioning the company as one of the largest retailers in Brazil and the only wholesale listed on the Brazilian stock exchange (B3). Under his management, the company became the best wholesale and retail company in Brazil (Exame's Best and Biggest 2024) and the most remembered brand in physical and digital retail (Branding Brazil).

He implemented a strong culture of management, training, and growth of people, resulting in GPTW recognition in 2024 as the best food retail company to work for in the country (companies with more than 10,000 employees). Belmiro was recognized as CEO of the year 2022 by Consumidor Moderno and listed as one of the 10 Best CEOs in Brazil by Forbes that year. He has also been a top voice on LinkedIn Brazil since 2024.
Mr. Belmiro declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by the CVM, Central Bank of Brazil or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined in CVM Resolution 50.

Enéas Cesar Pestana Neto - 023.327.978-40

Mr. Enéas Pestana has extensive experience in Brazilian food retail, having most recently served as Chairman of the Board of Directors of Lopes Supermarkets and as CEO of Dia Brasil, CEO of JBS South America, and CEO of GPA-Grupo Pão de Açúcar, where he also served as CFO and Senior Executive Vice President of Operations. Additionally, he is an independent member of the Board of Directors of other companies and a Founding Partner of a consultancy specializing in business management for companies in the Retail and Consumer Goods Industry segments. He graduated in Accounting from the Pontifical Catholic University of São Paulo and has specializations in the areas of Controllership, Finance, Leadership, and Management, conducted at national and international institutions.

The Company is not aware of Mr. Enéas' participation in third sector entities.

Mr. Enéas declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.
He is not considered a Politically Exposed Person, as defined in CVM Resolution 50..

José Roberto Meister Müssnich - 164.206.830-68

Mr. José Roberto Meister Müssnich was the CEO of Atacadão S.A for 14 years, leading the process of selling the company to the Carrefour Group in 2007 and being responsible for the management and expansion of the Atacadão brand in Brazil and abroad. Mr. Müssnich holds a Master's degree (MSc) in Business Management from PUCRS, a Postgraduate degree in Business Administration from MAN/PUCRS, a Specialization in Marketing (PPGA/UFRGS), a Postgraduate degree in Business Administration from PPGA/UFRGS, a degree in Business Administration from UFRGS, and a degree in Public Administration from UFRGS. Mr. Müssnich is a member of the Board of Directors of Grupo LabelVie SA, a company listed on the Moroccan stock exchange with operations in Morocco, Ivory Coast, and France. Throughout his career, he has had experiences in management positions in companies and consulting in various Brazilian and international groups and companies, including serving as a member of the Board of Directors of Dotz S.A. between 2021 and 2024, as well as an academic career as a professor at PUC/RS, ULBRA, UCS, UCUDAL/Uruguay, among other universities for over 20 years, having received more than 40 academic honors in the areas of Marketing and Business Strategy. He was awarded the LIDE 2016 Award, among the eight Brazilian executives who contribute to the nation's development, promoted by the Business Leaders Group – LIDE. Mr. Müssnich is considered an Independent Director, according to the requirements set forth in the Novo Mercado Regulation.

The Company is not aware of Mr. José Roberto's participation in third sector entities.

Mr. José Roberto declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) with a final judgment, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

He is not considered a Politically Exposed Person, as defined in CVM Resolution 50. For the purposes of determining Mr. José Roberto's independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation..

Julio Cesar De Queiroz Campos - 129.447.578-90

Mr. Julio Cesar holds a degree in Engineering from the Mauá School of Engineering, a degree in Administration from Mackenzie Presbyterian University, a postgraduate degree in Education from the Singularities Institute, as well as dozens of development courses at institutions such as Singularity, Hebrew University of Jerusalem, among others.

He worked at Unilever Brazil in Supply Chain, Trade Marketing, Regional Sales Leader, Corporate Affairs, and from 2000 to 2021 as Vice President of Sales Brazil and Latin America. He was a member of the Board of the Women in Retail Institute until 2021. He is currently a member of the Board of the Ser + Institute, Emeritus Advisor of Conscious Capitalism Brazil, Founder of the Young People of Brazil Movement Institute, and CEO of Compra Agora Latin America.

The Company is not aware of Mr. Julio's participation in third sector entities.

Mr. Julio declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) with a final judgment, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

He is not considered a Politically Exposed Person, as defined in CVM Resolution 50. For the purposes of determining Mr. Julio's independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation..

Leda Maria Deiro Hahn - 664.501.287-04

Ms. Leda Hahn has extensive professional experience including government (IPEA and Ministry of Finance), consulting firms, investment banks, pension funds, and companies investing in port infrastructure. Activities focused on investment analysis, projection preparation, budget control of large projects, negotiations for obtaining long-term loans for infrastructure investments, negotiations involving various stakeholders, negotiations between controlling shareholders aiming at market exit for equity positions. Member of boards of directors and fiscal councils of Brazilian companies listed on B3 (or the former Bovespa). The Company is not aware of Ms. Leda's participation in third sector entities. Ms. Leda declared not to have suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by CVM, Central Bank of Brazil or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity. She is not considered a Politically Exposed Person, as defined in CVM Resolution 50.

Leila Abraham Loria - 375.862.707-91

Ms. Leila holds a degree in Business Administration from Fundação Getúlio Vargas - FGV, with a master's degree in Business Administration from COPPEAD-UFRJ (1978); Corporate Governance International Columbia University (2014); Johns Hopkins International Business (2014); Post-MBA in Corporate Governance and Capital Markets for executives by B.I. International (2015); course for Board Members by IBGC (2015); Nova School of Business and Economics (2016); Risk University KPMG (2018 and 2015/2016); Sustainable Capitalism ESG Berkeley (2021); Course for Board Chairs – IOD/IBGC (2024); Doing Business in China – Tsinghua University (2024). Currently, she is a member of the Board of Directors and Coordinator of the People, Culture, and Compensation Committee and member of the Governance and Sustainability Committee of Assaí (since 2023); Chair of the Board and member of the Finance and Audit Committee of FCC Indústria Química (since 2024); member of the Board of Directors and the Strategy Committee of ANACONDA (since 2021); Member of the Advisory Board of Women Corporate Directors - WCD (since 2024). Previously, she was a member of the Board of Directors, Audit Committee, and Minority Committee of Companhia Paranaense de Energia – COPEL (from 2017 to 2023); member of the Board of Directors, Socio-Environmental Responsibility Committee, and Diversity Committee of JBS (from 2021 to 2023); member of the Advisory Board and the People and Compensation Committee of Casas Pernambucanas (from 2018 to 2024); member and Chair of the Board of Directors of the Brazilian Institute of Corporate Governance – IBGC (2018-2022); member of the Board of Directors and the People Committee (2017-2021), Compliance and Governance Committee, Investigation Committee (2018-2019) of Madeira Energia - MESA and Santo Antônio Energia - SAE; member of the Advisory Board of Costão do Santinho Resort (2016-2021); member of the Advisory Board of INPLAC Plastic Industry (2016-2021); member of the Advisory Board of COPPEAD (2005-2018); member of the Ethics Committee of ABRACOM (2021-2024); Executive Director of the Telefônica Brasil group and member of the Board of Directors of the Telefônica Vivo Foundation (2010-2015); President and General Director of TVA (Abril Group) and Member of the Tevecap Board (1997-2006); General Director and member of the Board of Direct TV (1997-1999); Commercial Director of Walmart (1994-1997); and Marketing, Sales, Business, Purchasing, and Human Resources Director of Mesbla (1978-1994).

The Company is not aware of Ms. Leila's participation in third sector entities.

Ms. Leila declared not to have suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by CVM, Central Bank of Brazil or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity. She is not considered a Politically Exposed Person, as defined in CVM Resolution 50. For the purposes of determining Ms. Leila's independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation..

Márcio Marcelo Belli - 083.588.098-24

Mr. Márcio Belli is a member of the Paulista Academy of Accounting; he has experience in the areas of Financial Administration, Accounting, Controllership, Auditing, and Valuation of companies, having worked as an Accountant, Financial Manager, Administrative Manager, Technical Director in Auditing, Controller, and Auditor. He holds a LIBRE DOCENCIA in Administration from UNICAMP, a DOCTORATE in Accounting Sciences from FEA-USP of the UNIVERSITY OF SÃO PAULO, a MASTER'S degree in Accounting Sciences, Controllership, and Accounting, also from FEA-USP of the UNIVERSITY OF SÃO PAULO, a degree in Business Administration, and a degree in Accounting Sciences. He is currently an Adjunct Professor MS5 at the FACULTY OF APPLIED SCIENCES OF UNICAMP- STATE UNIVERSITY OF CAMPINAS and Coordinator of the Specialist Training Courses in Controllership and Finance and Executive Management at UNICAMP. The Company is not aware of Mr. Márcio's participation in third sector entities. Mr. Márcio declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined in CVM Resolution 50.

Marco Antonio Mayer Foletto - 480.083.380-91

Mr. Márcio Belli is a member of the Academia Paulista de Contabilidade (São Paulo Accounting Academy); he has been experience in Financial Administration, Accounting, Controllership, Auditing and Valuation of companies, having worked as Accountant, Financial Manager, Administrative Manager, Technical Director in Auditing, Controller and Auditor. He holds a FULL TEACHING in Administration from UNICAMP, a DOCTORATE in Accounting Sciences from FEA-USP of the University Of São Paulo, a Master's Degree in Accounting Sciences, Controllership and Accounting, also from FEA-USP of the UNIVERSITY OF SÃO PAULO, a degree in Business Administration, and a degree in Accounting Sciences. He is currently an Assistant Professor MS5 at the SCHOOL OF APPLIED SCIENCES OF UNICAMP-STATE UNIVERSITY OF CAMPINAS and Coordinator of the Specialist Training Courses in Controllership and Finance and Executive Management at UNICAMP. The Company is not aware of Ms. Márcio's participation in third sector entities. Mr. Márcio declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50. For the purposes of determining Mr. Márcio independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation.

Miguel Maia Mickelberg – 006.105.080-67

Mr. Miguel Maia Mickelberg holds a degree in Economic Sciences from UFRGS and an MBA from MIT Sloan School of Management, having obtained the Certificate in Finance from the same school. Currently, Mr. Miguel holds the position of Chief Financial Officer (CFO) and Investor Relations Director at Cyrela Brazil Realty S.A. Enterprises and Participations. Miguel serves as a member of the Board of Directors of Cury Construtora e Incorporadora S.A., Lavvi Empreendimentos Imobiliários S.A., and Plano & Plano Desenvolvimento Imobiliário S.A. Before holding the position of CFO, Mr. Miguel was the Controller at Cyrela.

The Company is not aware of Mr. Miguel's participation in third sector entities.

Mr. Miguel declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

He is not considered a Politically Exposed Person, as defined in CVM Resolution 50. For the purposes of determining Mr. Miguel's independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation

Oscar de Paula Bernardes Neto - 037.057.307-20

Mr. Oscar graduated in Chemical Engineering from the Federal University of Rio de Janeiro. Since 2011, he has been a member of the Board of Directors of DASA, where he has also held the positions of Vice-Chairman of the Board and Coordinator of the Human Resources Committee; since 2015, he has been a member of the Board of Directors of VPAR Participações (Votorantim Group); since 2019, he has been a member of the Board of Jalles Machado, where he has held the position of Chairman of the Board of Directors since 2020; since 2021 member of the Governance and Sustainability Committee of Localiza, where he also held the positions of member of the Audit, Risks and Compliance Committee, Chairman of the Board of Directors and member of the Board of Directors, the latter from 2007 to 2023. In recent years, he has held the following positions: from 1996 to 1999, he was CEO/COO of Bunge Internacional; from 1999 to 2013, he was a member of the Advisory Board of Bunge Brasil, a food company; from 1999 to 2009, he was a member of the Board of Directors of Delphi United States; from 2003 to 2016, he was a member of the Advisory Board of Alcoa Brasil, an aluminum company; from 2005 to 2016, he was a member of the Board and the Audit Committee of Cia Suzano Papel e Celulose, a pulp and paper company; from 2010 to 2018, he was a member of the Board and of the Compensation and People Development and Finance Committees of Praxair inc. (United States), a company that operates with industrial gases; from 2001 to 2019, he was Senior Advisor to the CEO of Johnson Electric Holdings Limited (Hong Kong), an electric motor company, having been a member of its Board of Directors until 2011; from 2011 to 2020, he was a member of the Board of Directors of OMNI Táxi Aéreo, aviation; from 2007 to 2018, he was also a member of Localiza's Audit and Strategy Committees; from 2012 to 2019, he was Vice-Chairman of the Board of Directors and a member of the Strategy Committees of Marcopolo S.A., a transportation company; from 2003 to 2015 he was a member of the Board of Directors and the People Management and Corporate Governance Committee of Gerdau S.A.; from 2003 to 2016 he was a member of the Board of Directors of Metalúrgica Gerdau S.A.; from 2012 to 2015 he was a member of the Strategy Committee of Van-guarda S.A.; from 2009 to 2017 he was a member of the Advisory Board of Amyris United States; from 2018 to 2022 he was a member of the Board of Directors, the People Committee and the Audit Committee of Mosaic.

The Company is not aware of Mr. Oscar's participation in third sector entities.

Mr. Oscar declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

He is not considered a Politically Exposed Person, as defined by CVM Resolution 50. For the purposes of determining Mr. Oscar's independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation..

René De Medeiros Ribeiro Martins – 407.796.104-15

Mr. René Martins has been working in financial and strategic consulting since 2017. Before that, he worked for over 30 years in large companies: Grupo Globo, Oi, Xerox, Pepsi-Cola International, Aracruz Celulose (now Suzano) in the areas of: Investor Relations/Corporate Finance/Treasury/Project Financing/Business Division Controller/Project Controller/Planning, Consolidation, and Financial Analysis (FP&A)/Pricing/Economic and Financial Feasibility Studies. The Company is not aware of Mr. René's participation in third sector entities. Mr. René declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Type of Conviction	Description of Conviction
Adriano Cives Seabra - 016.480.547-81 N/A	N/A
Artemio Bertholini - 095.365.318-87 N/A	N/A
Belmiro de Figueiredo Gomes - 805.421.589-49 N/A	N/A
Enéas Cesar Pestana Neto - 023.327.978-40 N/A	N/A
José Roberto Meister Müssnich - 164.206.830-68 N/A	N/A
Julio Cesar De Queiroz Campos - 129.447.578-90 N/A	N/A
Leda Maria Deiro Hahn - 664.501.287-04 N/A	N/A
Leila Abraham Loria - 375.862.707-91 N/A	N/A
Márcio Marcelo Belli - 083.588.098-24 N/A	N/A
Marco Antonio Mayer Foletto - 480.083.380-91 N/A	N/A
Miguel Maia Mickelberg – 006.105.080-67 N/A	N/A
Oscar de Paula Bernardes Neto - 037.057.307-20 N/A	N/A
René De Medeiros Ribeiro Martins – 407.796.104-15 N/A	N/A

7.4. Provide the information mentioned in item 7.3 regarding the members of statutory committees, as well as audit, risk, financial, and compensation committees, even if such committees or structures are not statutory

Name	Date of Birth	Type of Committee	Election Date	Term Duration	Start Date of the First Term
CPF	**Profession**	**Position Held**	**Inauguration Date**	**Elected by the Controller**	
Enéas Cesar Pestana Neto	02/27/1963	Financial and Investment Committee	09/01/2023	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	09/01/2023
023.327.978-40	Entrepreneur	Member	09/01/2023	No	
Enéas Cesar Pestana Neto	02/27/1963	Audit Committee	09/02/2024	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	09/01/2023
023.327.978-40	Entrepreneur	Member	09/02/2024	No	
José Roberto Meister Müssnich	07/24/1953	Financial and Investment Committee	09/02/2024	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	09/02/2024
164.206.830-68	Businessman	Committee Member (Effective)	09/02/2024	No	
José Roberto Meister Müssnich	07/24/1953	Compensation Committee	09/02/2024	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	09/02/2024
164.206.830-68	Businessman	Committee Member (Effective)	09/02/2024	No	
Julio Cesar De Queiroz Campos	05/10/1963	Compensation Committee	05/08/2023	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	05/08/2023
129.447.578-90	Engineer and Businessman	Committee Member (Effective)	05/08/2023	No	

Julio Cesar De Queiroz Campos	05/10/1963	Corporate Governance, Sustainability and Nomination Committee	06/25/2024	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	06/25/2024
129.447.578-90	Engineer and Businessman	Committee Member (Effective)	06/25/2024	No	
Leila Abraham Loria	01/26/1954	Compensation Committee	05/08/2023	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	05/08/2023
375.862.707-91	Businesswoman	Committee Member (Effective)	05/08/2023	No	
Leila Abraham Loria	01/26/1954	Corporate Governance, Sustainability and Nomination Committee	05/08/2023	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	05/08/2023
375.862.707-91	Businesswoman	Committee Member (Effective)	05/08/2023	No	
Oscar de Paula Bernardes Neto	09/05/1946	Corporate Governance, Sustainability and Nomination Committee	03/18/2025	BoD Meeting after AGM that approves the accounts of the 2024 fiscal year	
037.057.307-20	Chemical Engineer	Committee Member (Effective)	03/18/2025	No	

Professional Experience / Statement of any convictions / Independence Criteria

Enéas Cesar Pestana Neto - 023.327.978-40

Mr. Enéas Pestana has extensive experience in Brazilian food retail, having most recently served as Chairman of the Board of Directors of Lopes Supermarkets and as CEO of Dia Supermarkets, JBS South America, and GPA, where he served as CEO, CFO, and Executive Vice President of Senior Operations. He is also a Founding Partner of a consultancy specializing in business management for companies in the Retail and Consumer Goods Industry segments. He graduated in Accounting from the Pontifical Catholic University of São Paulo and has specializations in the areas of Controllership, Finance, Leadership, and Management, carried out in national and international institutions. The Company is not aware of Mr. Enéas' participation in third sector entities. Mr. Enéas declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) with a final and unappealable decision, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50. For the purposes of determining his independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation.

José Roberto Meister Müssnich - 164.206.830-68

Mr. José Roberto Meister Müssnich was CEO of Atacadão S.A for 14 years, leading the company's sale process to the Carrefour Group in 2007 and being responsible for the management and expansion of the Atacadão brand in Brazil and abroad. Mr. Müssnich holds a master's degree (MSc) in Business Management from PUCRS, a postgraduate degree in Business Administration from MAN/PUCRS, a specialization in Marketing (PPGA/UFRGS), a postgraduate degree in Business Administration from PPGA/UFRGS, Business Administration from UFRGS, and Public Administration from UFRGS. Mr. Müssnich is a member of the Board of Directors of Grupo LabelVie SA, a company listed on the Moroccan stock exchange with operations in Morocco, Ivory Coast, and France. Throughout his career, he has had experiences in management positions in companies and consultancy in various Brazilian and international groups and companies, including serving as a member of the Board of Directors of Dotz S.A. between 2021 and 2024, as well as an academic career as a professor at PUC/RS, ULBRA, UCS, UCUDAL/Uruguay, among other universities for over 20 years, having received more than 40 academic honors in the areas of Marketing and Business Strategy. He was awarded the LIDE 2016 Award, among the eight Brazilian executives who contribute to the nation's development, promoted by the Group of Business Leaders – LIDE. The Company is not aware of Mr. José Roberto's participation in third sector entities. Mr. José Roberto declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) with a final and unappealable decision, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50. For the purposes of determining his independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation.

Julio Cesar De Queiroz Campos - 129.447.578-90

Mr. Julio is graduated in Engineering from the Mauá School of Engineering, in Administration from the Presbyterian University Mackenzie, postgraduate in Education from the Singularities Institute, in addition to dozens of development courses at institutions such as Singularity, Hebrew University of Jerusalem, among others. He worked at Unilever Brazil in Supply Chain, Trade Marketing, Regional Sales Leader, Corporate Affairs, and from 2000 to 2021 as Vice President of Sales Brazil and Latin America. He was a member of the Board of the Women in Retail Institute until 2021. He is currently a member of the Board of the Ser + Institute, Emeritus Advisor of Conscious Capitalism Brazil, Founder of the Youth Movement Institute of Brazil, and CEO of Compra Agora Latin America. The Company is not aware of Mr. Julio's participation in third sector entities. Mr. Julio declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative process by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) with a final and unappealable decision, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50. For the purposes of determining his independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation.

Leila Abraham Loria - 375.862.707-91

Graduated in Business Administration from Fundação Getúlio Vargas - FGV, with a master's degree in Business Administration from COPPEAD- UFRJ (1978); Corporate Governance International Columbia University (2014); Johns Hopkins International Business (2014); Post-MBA in Corporate Governance and Capital Markets for executives from B.I. International (2015); course for Board Members from IBGC (2015); Nova School of Business and Economics (2016); Risk University KPMG (2018 and 2015/2016); Sustainable Capitalism ESG Berkeley (2021); Course for Board Chairmen – IOD/IBGC (2024); Doing Business in China – Tsinghua University (2024). Currently, she is a member of the Board of Directors and Coordinator of the People, Culture, and Compensation Committee and a member of the Governance and Sustainability Committee of Assaí (since 2023); Chairman of the Board and member of the Finance and Audit Committee of FCC Indústria Química (since 2024); member of the Board of Directors and the Strategy Committee of ANACONDA (since 2021); Member of the Advisory Board of Women Corporate Directors - WCD (since 2024). Previously, she was a member of the Board of Directors, Audit Committee, and Minority Committee of Companhia Paranaense de Energia – COPEL (from 2017 to 2023); member of the Board of Directors, Socio-environmental Responsibility Committee, and Diversity Committee of JBS (from 2021 to 2023); member of the Advisory Board and the People and Compensation Committee of Casas Pernambucanas (from 2018 to 2024); member and Chairman of the Board of Directors of the Brazilian Institute of Corporate Governance – IBGC (2018-2022); member of the Board of Directors and the People Committee (2017-2021), Compliance and Governance Committee, Investigation Committee (2018-2019) of Madeira Energia - MESA and Santo Antônio Energia - SAE; member of the Advisory Board of Costão do Santinho Resort (2016-2021); member of the Advisory Board of INPLAC Indústria de Plástico (2016-2021); member of the Advisory Board of COPPEAD (2005-2018); member of the Ethics Committee of ABRACOM (2021-2024); Executive Director of the Telefônica Brasil group and member of the Board of Directors of Fundação Telefônica Vivo (2010-2015); President and General Director of TVA (Grupo Abril) and Member of the Board of Tevecap (1997-2006); General Director and member of the Board of Direct TV (1997-1999); Commercial Director of Walmart (1994-1997); and Marketing, Sales, Business, Purchasing, and Human Resources Director of Mesbla (1978-1994). The Company is not aware of Ms. Leila's participation in third sector entities. Ms. Leila declared that she has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity. She is not considered a Politically Exposed Person, as defined in CVM Resolution 50. For the purposes of determining her independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation.

Oscar de Paula Bernardes Neto - 037.057.307-20

Mr. Oscar graduated in Chemical Engineering from the Federal University of Rio de Janeiro. Since 2011, he has been a member of the Board of Directors of DASA, where he has also held the positions of Vice-Chairman of the Board and Coordinator of the Human Resources Committee; since 2015, he has been a member of the Board of Directors of VPAR Participações (Votorantim Group); since 2019, he has been a member of the Board of Jalles Machado, where he has held the position of Chairman of the Board of Directors since 2020; since 2021 member of the Governance and Sustainability Committee of Localiza, where he also held the positions of member of the Audit, Risks and Compliance Committee, Chairman of the Board of Directors and member of the Board of Directors, the latter from 2007 to 2023. In recent years, he has held the following positions: from 1996 to 1999, he was CEO/COO of Bunge Internacional; from 1999 to 2013, he was a member of the Advisory Board of Bunge Brasil, a food company; from 1999 to 2009, he was a member of the Board of Directors of Delphi United States; from 2003 to 2016, he was a member of the Advisory Board of Alcoa Brasil, an aluminum company; from 2005 to 2016, he was a member of the Board and the Audit Committee of Cia Suzano Papel e Celulose, a pulp and paper company; from 2010 to 2018, he was a member of the Board and of the Compensation and People Development and Finance Committees of Praxair inc. (United States), a company that operates with industrial gases; from 2001 to 2019, he was Senior Advisor to the CEO of Johnson Electric Holdings Limited (Hong Kong), an electric motor company, having been a member of its Board of Directors until 2011; from 2011 to 2020, he was a member of the Board of Directors of OMNI Táxi Aéreo, aviation; from 2007 to 2018, he was also a member of Localiza's Audit and Strategy Committees; from 2012 to 2019, he was Vice-Chairman of the Board of Directors and a member of the Strategy Committees of Marcopolo S.A., a transportation company; from 2003 to 2015 he was a member of the Board of Directors and the People Management and Corporate Governance Committee of Gerdau S.A.; from 2003 to 2016 he was a member of the Board of Directors of Metalúrgica Gerdau S.A.; from 2012 to 2015 he was a member of the Strategy Committee of Van-guarda S.A.; from 2009 to 2017 he was a member of the Advisory Board of Amyris United States; from 2018 to 2022 he was a member of the Board of Directors, the People Committee and the Audit Committee of Mosaic.

The Company is not aware of Mr. Oscar's participation in third sector entities.

Mr. Oscar declared that he has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding by the CVM, Central Bank of Brazil, or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

He is not considered a Politically Exposed Person, as defined by CVM Resolution 50. For the purposes of determining Mr. Oscar's independence, the Company considered the criteria established by CVM Resolution 80 (Annex K) and the Novo Mercado Regulation.

Type of Conviction	**Description of Conviction**
Enéas Cesar Pestana Neto - 023.327.978-40 N/A	N/A

José Roberto Meister Müssnich - 164.206.830-68 N/A	N/A
Julio Cesar De Queiroz Campos - 129.447.578-90 N/A	N/A
Leila Abraham Loria - 375.862.707-91 N/A	N/A
Oscar de Paula Bernardes Neto - 037.057.307-20 N/A	N/A

7.5. Inform the existence of a marital relationship, stable union, or kinship up to the 2nd degree between: (a) managers of the issuer; (b) (i) managers of the issuer and (ii) managers of subsidiaries, direct or indirect, of the issuer; (c) (i) administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer; (d) (i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

Not applicable, considering that Mr. Adriano Cives Seabra, Mr. Artemio Bertholini, Mr. Belmiro Gomes, Mr. Enéas Cesar Pestana Neto, Mr. José Roberto Meister Müssnich, Mr. Julio Cesar De Queiroz Campos, Ms. Leda Maria Deiro Hahn, Ms. Leila Abraham Loria, Mr. Marco Foletto, Mr. Márcio Marcelo Belli, Mr. Miguel Maia Mickelberg, Mr. Oscar de Paula Bernardes Neto, Mr. René De Medeiros Ribeiro Martins, do not have kinship relations with managers of the Company and/or subsidiaries.

7.6. Inform about subordination, service provision, or control relationships maintained in the last 3 fiscal years between managers of the issuer and (a) a company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, an equal or greater than 99% (ninety-nine percent) share of the capital stock; (b) direct or indirect controller of the issuer; and (c) if relevant, supplier, customer, debtor, or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

Not applicable, as in the last three fiscal years there have been no subordination, service provision, or control relationships between managers and subsidiaries, controllers, and others.

EXHBIT II – Information indicated in Item 2 of the Reference Form

2. Comments of the Company's Officers

2.1. General Conditions

The financial information contained in items 2.1 to 2.11, except where otherwise expressly indicated, should be read together with the Company's audited financial statements for the fiscal years ended December 31, 2024 and 2023, which were prepared in accordance with the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB"), and the Brazilian generally accepted accounting principles ("GAAP"). The accounting practices adopted in Brazil comprise those provided for in Brazilian corporate law and in the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronuciamentos Contábeis - "CPC") and approved by the Brazilian Securities Commission ("CVM").

The information presented below has been reviewed and commented on by the Company's Officers. The analysis of the Company's Officers clarifying the obtained results and the reasons for the fluctuation in the amounts reflected in the equity accounts constitutes an opinion on the impacts or effects of the data presented in the financial statements regarding the Company's financial and patrimonial condition. Accordingly, the evaluations, opinions and comments of the Company's Officers presented herein reflect their vision and perception of the Company's activities, business and performance, as well as aim at providing investors with information that will assist them in comparing the Company's financial statements with the relevant fiscal years, and the main factors that explain such changes between fiscal years. The Company's Executive Board gives no assurance that the financial condition and results obtained in the past shall be repeated in the future.

The terms "HA" and "VA" used in certain columns of the tables in this item 2 generally stand for, respectively, "Horizontal Analysis" and "Vertical Analysis". Horizontal analysis compares indexes or items under the same line item throughout the time, while Vertical Analysis expressed the percentage of the concerned line item in relation to net operating income, to the total assets, to the total liabilities and net worth or to the specific indicated account.

(a) General financial and equity conditions

The Company ended the 2024 fiscal year with 302 wholesale cash & carry stores in operation distributed in 24 Brazilian states and the Federal District. The total of sales area was of 1,529 thousand square meters, representing a growth of more than 5% in sales area in relation with the previously year. This progress was due through the opening of 15 new stores, including 2 units resulting of the conversion of hypermarkets, concluding the conversion project with the opening of 66 converted stores.

In the fiscal year ended December 31, 2024, the Company recorded net operating income of BRL 73,819 million, representing growth of 11.0% compared with the previous fiscal year and reflecting a commercial strategic aligned to the competitive environment, the constant adaptation of assortments and services, in addition to the continuous evolution of the business model and of the shopping experience. A total of 312 million tickets were recorded in 2024, an increase of 7.6% compared to 2023, which demonstrates the growing public engagement with Assaí stores.

In the fiscal year ended December 31, 2024, the Company recorded net operating income of BRL 73,819 million, representing growth of 11.0% compared with the previous fiscal year and reflecting a commercial strategic aligned to the competitive environment, the constant adaptation of assortments and services, in addition to the continuous evolution of the business model and of the shopping experience. A total of 312 million tickets were recorded in 2024, an increase of 7.6% compared to 2023, which demonstrates the growing public engagement with Assaí stores.

In the fiscal year ended December 31, 2024, the Company also recorded a 15.2% increase in EBITDA, which totaled BRL 5,484 million, compared to BRL 4,761 million in the fiscal year ended December 31, 2023. Additionally, the Company obtained a net profit of BRL 769 million in the fiscal year ended December 31, 2024, representing an increase of 8.3% when compared to the fiscal year ended December 31, 2023, when it reached BRL 710 million.

The increase in EBITDA was mainly due to the maturing of new stores and also contributed to a reduction in the Company's leverage ratio, which measures the ratio of its debt to its cash generation. As part of the 2025's business strategy, the Company seeks to continue reducing leverage, driven by the growth in EBITDA, for the increase of the cash generation related to the maturing of the new stores and for the reduction in net debt, as a result of a review of the expansion plan and investment plan.

In parallel to strengthening the operating indicators, in the last three fiscal years the Company issued securities, raised loans and renegotiated bonds, aiming at stretching the payment periods and reducing the cost of its indebtedness. In 2024, the Company issued a total of BRL 5,900 million in debentures, distributed in the months of March, June, October and December. Additionally, in August, the Company raised BRL 700 million in foreign currency loans, with swap arrangements to eliminate the effects of the exchange rate variation. The raise of funds was in the amount of BRL 6,600 million in the year.

Furthermore, the Company prepayment debts maturing in 2025 and 2026, and managed to: (i) extend the average debt by 9 months (41 months in the fourth quarter of 2024 compared to 32 months in the first quarter of 2024); (ii) reduce the average cost of debt (CDI+1.36% in the fourth quarter of 2024 compared to CDI+1.49% in the first quarter of 2024); and (iii) addressing the need for refinancing in 2025, as detailed the following:

- 9th issuance of the Company's debenures in March 2024 in the amount of BRL 500 million;
- 10th issuance of the Company's debentures in June 2024 in the amount of BRL 1,800 million;
- Loans in August 2024 in the amount of BRL 700 million;
- 11th issuance of the Company's debentures in October 2024 in the amount of BRL 2,800 million;
- 12th issuance of the Company's debentures in December 2024 in the amount of BRL 800 million.

The fundraising in October (BRL 2,800 million) and in December (BRL 800 million) totaled BRL 3,600 million and was allocated to the prepayment of the following debts maturing in 2025 and 2026:

- 2nd series of the 2nd issuance of promissory notes (BRL 1,851 million, cost of CDI+1.53% and maturing in February 2025);
- 1st series of the 2nd issuance of debentures (BRL 950 million, cost of CDI+1.70% and maturing in May 2025 and May 2026); and

- 3 loan facilities (BRL 648 million, average cost of CDI+2.00% and maturing in January 2025, April 2025 and May 2025).

For more information on the funds raised by the Company and the use of proceeds of its securities issuances, see items 2.1(f) and 12.8, respectively, of this Reference Form.

In addition, over the last two fiscal years, the Company has also shown a continuous improvement in its Current Liquidity Ratio, maintaining a position with a comfortable liquidity situation over the years. The evolution of this indicator can be seen in the comparison between the Company's positions in the fiscal year ended December 31, 2024 and 2023:

Fiscal year ended December 31	2024	2023
Current liquidity ratio[1]	1.01	0.89

[1] The current liquidity ratio is calculated by dividing current assets by current liabilities as of the indicated dates.

Finally, shareholders' equity totaled BRL 5,255 million in the fiscal year ended December 31, 2024, representing an increase of 13.5% in relation to the previously fiscal year when it recorded shareholders' equity of BRL 4,630 million.

(b) Capital structure

(BRL million, except %)	**12.31.2024**	**AV**	**12.31.2023**	**AV**
Liabilities (Current and Non-Current)	40,338	88.5%	38,547	89.3%
Total Net Worth	5,255	11.5%	4,630	10.7%
Total Liabilities and Net Worth	45,593	100%	43,177	100%

The table above shows the composition of the Company's capital structure on the dates indicated. The percentage of own equity is calculated by dividing shareholders' equity by total liabilities (current and non-current) plus shareholders' equity. The percentage of third-party capital corresponds to dividing current and non-current liabilities by total liabilities and shareholders' equity.

The Company's current capital structure was defined mainly in the context of the spin-off of GPA, implemented on 12/31/2020. As a result, the balance sheet now reflects a debt of approximately BRL 8 billion, which currently represents 48% of the Company's gross debt. This debt originates from GPA and is therefore not linked to the Company's historical growth.

In the following years, due to the intense pace of expansion and conversions, with the opening of more than 120 stores and the payment for the commercial points of the 66 Extra hypermarkets, the Company made investments above historical levels, totaling BRL 15 billion in 4 years.

Due to these events, the Company's leverage ratio was above historical levels, when the capital structure was less leveraged.

As of 2023, the Company began a process of reducing its leverage, which continued in 2024 and is

expected to continue in 2025. Considering the recent hikes in the SELIC rate, changes in interest rate curve expectations for the coming years and the focus on cash generation, the pace of investments was reviewed. The Company decided to postpone certain organic expansion projects (around 10 stores scheduled to open in 2025, compared to 15 stores opened in 2024 and 27 stores in 2023). It also points out that it has already completed the payments due for the points acquired. Given this scenario, Management believes it will be possible to continue to reduce leverage, aligned with the Company's objectives of sustainable growth and improved returns for shareholders and other stakeholders.

(c) Ability to pay vis-à-vis undertaken financial commitments

Management believes that the cash flow and currently available funds, assure to the Company full ability to honor all short- and long-term financial commitments.

The Company's efficient cash management, given the context of rising interest rates, larger investment in expansion and stores converted at the maturity curve, resulted in a free cash generation in line with the expectations for the relevant time. In addition, the working capital in the fiscal year ended December 31, 2024 was sufficient to support a term of 24 days, representing an improvement of 1 day compared to 2023. Such result was due to the normalization of inventories after the strong pace of openings of stores throughout 2022 and the continuing process of maturation of new units.

(d) Financing sources for working capital and for investments in non-current assets used by the Company

Raising of funds in the fiscal year ended December 31, 2024 was carried out through: (a) cash generation through its operation; (b) financial contracts denominated in Brazilian reais with an obligation to pay principal and interest pegged to the DI rate; (c) raisings in the capital markets through the issuance of debentures and bi-lateral loans; and (d) acceleration of receivables.

The Company also stresses that in the fiscal year ended December 31, 2024, there were no difficulties to obtain financing or refinancing of the existing debt.

(e) Financing sources for working capital and investments in non-current assets intended to cover liquidity shortfalls

In the Management's opinion, the financing sources used in the fiscal year ended December 31, 2024 are adequate and will continue to be used by the Company as sources of financing, if necessary.

(f) Levels of indebtedness and characteristics of the debts

(g) Main loan and financing agreements

The following tables show the Company's indebtedness with financial institutions and capital market raisings in the fiscal year ended December 31, 2024. The composition of the debt includes loans, debentures and promissory notes. Furthermore, the values below consider derivative financial instruments of registered in the current and non-current assets.

(BRL million)	**Average rate**	**12.31.2024**
Debentures		
Debentures and promissory notes	CDI + 1.34% p.a.	14,975
swap agreements		(304)

Cost of raising		(176)
		14,495
Loans		
In Brazilian currency		
Working capital	CDI + 0.20% p.a.	29
Working capital	CDI + 1.62% p.a.	923
swap agreements		(2)
Cost of funding		(5)
		945
In foreign currency		
Working capital	CDI + 1.34% p.a.	801
swap agreements		(66)
		735
Total		**16,175**

Schedule of maturity of loans and financing, including derivatives in non-current assets and liabilities:

Maturity	12.31.2024 (BRL million)
From 1 to 2 years	1,172
2 to 3 years	4,292
3 to 4 years	2,825
From 4 to 5 years	5,438
After 5 years	589
Subtotal	14,316
Cost of raising	(132)
Total	14,184

Financing of working capital, swap and consumer financing by intervention:

- *Financing of the working capital and Debentures*

The Company uses the issuance of debentures to reinforce the working capital, to maintain its cash strategy, to stretch its debt profile and to fund investments. The issued debentures are not convertible into shares, are unsecured and do not have renegotiation clauses.

- *Swaps*

The Company resorts to swap transactions for 100% of its raisings in U.S. dollars, in prefixed interest rates and IPCA, exchanging such obligations for the real linked to the CDI interest rate (floating). Such agreements have the same term as the debt and protect interests and principal amounts. In the fiscal year ended December 31, 2024 the CDI rate was of 10.8%, while on the fiscal year ended December 31, 2023 it was of 13.0%.

We present the following table the main information and the Company's outstanding balances with respect to its debt instruments as on the fiscal year ended December 31, 2024:

Description	Type	Issuance value	Outstanding debentures (units)	Issuance dd/mm/yyyy	Due date dd/mm/yyyy	Annual financial charges	Unit price *(BRL)*	Balance as of 12.31.2024 *(BRL million)*
1st Issuance of promissory notes - 6th series	No priority	200	4	04/07/2019	04/07/2025	CDI + 0.72% p.a.	80,710,560	322
2nd Issuance of Debentures - 2nd series	No priority	660,000	660,000	01/06/2021	20/05/2028	CDI + 1.95% p.a.	1,014	669
3rd Issuance of Debentures - 1st series - CRI	No priority	982,526	982,526	15/10/2021	16/10/2028	IPCA + 5.15% p.a.	1,199	1,178
3rd Issuance of Debentures - 2nd series - CRI	No priority	517,474	517,474	15/10/2021	15/10/2031	IPCA + 5.27% p.a.	1,199	620
4th Issuance of Debentures - single series	No priority	2,000,000	2,000,000	07/01/2022	26/11/2027	CDI + 1.75% p.a.	1,012	2,024
1st Issuance of Book-Entry Commercial Notes - single series	No priority	750,000	750,000	10/02/2022	09/02/2025	CDI + 1.70% p.a.	1,048	786
5th Issuance of Debentures - single series - CRI	No priority	250,000	250,000	05/04/2022	28/03/2025	CDI + 0.75% p.a.	1,028	258
6th Issuance of Debentures - 1st series - CRI	No priority	72,962	72,962	28/09/2022	11/09/2026	CDI + 0.60% p.a.	1,032	75
6th Issuance of Debentures - 2nd series - CRI	No priority	55,245	55,245	28/09/2022	13/09/2027	CDI + 0.70% p.a.	1,033	58
6th Issuance of Debentures - 3rd series - CRI	No priority	471,793	471,793	28/09/2022	13/09/2029	IPCA + 6.70% p.a.	1,131	534
2nd Issuance of Book-Entry	No priority	400,000	400,000	26/12/2022	26/12/2025	CDI + 0.93%	1,280	513

Commercial Notes - single series						p.a.		
7th Issuance of Debentures - 1st series - CRI	No priority	145,721	145,721	25/07/2023	15/07/2026	CDI + 1.00% p.a.	1,054	154
7th Issuance of Debentures - 2nd series - CRI	No priority	878,503	878,503	25/07/2023	15/07/2027	Pre 11.75% p.a.	1,053	925
7th Issuance of Debentures - 3rd series - CRI	No priority	46,622	46,622	25/07/2023	17/07/2028	CDI + 1.15% p.a.	1,055	50
8th Issuance of Debentures - 1st series - CRI	No priority	400,000	400,000	22/12/2023	22/12/2027	CDI + 1.85% p.a.	1,003	401
8th Issuance of Debentures - 2nd series - CRI	No priority	400,000	400,000	22/12/2023	22/12/2028	CDI + 1.95% p.a.	1,003	401
9th issuance of debentures - single series	No priority	500,000	500,000	28/03/2024	26/03/2029	CDI + 1.25% p.a.	1,031	516
10th issuance of debentures - single series	No priority	1,800,000	1,800,000	25/06/2024	20/06/2029	CDI + 1.25% p.a.	1,003	1,805
11th issuance of debentures - single series	No priority	2,800,000	2,800,000	01/10/2024	25/09/2029	CDI + 1.25% p.a.	1,029	2,882
12th issuance of debentures - single series	No priority	800,000	800,000	13/12/2024	10/12/2029	CDI + 1.25% p.a.	1,006	804
Cost of funding								(176)
Total								**14,799**

i. Other long-term relationships with financial institutions

The Company does not currently have any relevant long-term relationships with financial institutions, other than those already described in item 2.1(f)(i) of this Reference Form.

ii. Level of subordination among debts

The Executive Board informs that the level of subordination of the Company's debts is determined pursuant the provisions of the laws and regulation in force, namely in this priority order: (i) corporate and labor obligations; (ii) taxes payable; (iii) lease liabilities; (iv) loans and financing; (v) unsecured credits; (vi) subordinated credits; and (vii) dividends and interest on shareholders' equity.

iii. Any restrictions imposed onto the Company, in particular with respect to indebtedness limits and to the entering into new debt, to the distribution of dividends, the disposition of assets, the issuance of new securities and the transfer of corporate control, as well as whether the issuer has been compliant with such restrictions.

- ***Financial covenants***

In connection with the issuance of debentures, commercial notes and promissory notes and a portion of loan transactions, the Company is required to maintain determined financial ratios. Such ratios are calculated quarterly based on the Company's audited financial statements prepared in accordance with the Brazilian GAAP: (i) Net Debt (Gross Debt minus cash and accounts receivable)/Net Worth equal to or lower than 3.0; and (ii) Consolidated Net Debt/EBITDA ratio equal to or lower than 3.0. In the fiscal year ended December 31, 2024, the Company was compliant with respect to such ratios.

- ***Non-financial covenants***

Furthermore, instruments of issuance of debentures, promissory notes and commercial notes contain restrictive clauses that, among other things, set a limit for the sale of assets, the conduction of corporate restructuring transactions (spin-offs, mergers and incorporations) and the payment of dividends in excess of the mandatory minimum.

Th Company executed certain loan agreements and financing instruments that, as applicable, also provide for restrictive clauses limiting the aforementioned events, including: (i) loan and financing agreements denominated in Brazilian currency and in foreign currency; and (ii) agreement for Accession to the Financial Risk Protection System - Derivatives (*swap*, term and options).

- ***Restrictions on the transfer and acquisition of the Company's corporate control***

    - *Transfer of Control*

The Casino Group held a controlling interest in the Company until selling it in 2023. However, this sale did not result in the transfer of the Company's controlling interest to third parties.

    - *Prior Consent and Contractual Amendment*

The Company obtained prior approval and made contractual amendments with financial institutions such as The Bank of Nova Scotia, Banco do Brasil, Banco Safra, Banco BTG Pactual and Banco Itaú. These amendments were made to ensure that Casino's withdrawal as the Company's controlling shareholder would not result in early maturity of the debts, as provided for in current corporate legislation and in the respective terms of the debt instrument.

a. Transfer of Control Clauses

The clauses relating to the transfer, sale or acquisition of shareholdings in the debt instruments provided for early maturity only if the Casino Group ceased to be the controlling shareholder, regardless of whether the Company became the new controlling shareholder, or the share capital was pulverized.

b. Need of Waivers

Due to the clauses mentioned above, the Company had to request waivers from the holders of debt instruments, including debentures, promissory notes, commercial notes, CRIs and other bilateral loans, generating a cost of approximately BRL93 million, the status of which are the following:

2nd, 3rd, 4th, 5th and 6th issuance of debentures, 1st issuance of commercial notes, 1st and 2nd issuance of promissory notes

At meetings held between March 3, 2023 and July 11, 2023, holders of debentures of the 2nd and 4th issuance, holders of the CRIs linked to the 3rd, 5th and 6th issuance of debentures of the Company, holders of commercial notes of the 1st issuance of the Company, and holders of promissory notes of the 1st and 2nd issuance of the Company approved, among others, prior consent in the event of any change of control by the Company, provided that (a) the Company ceases to have controlling shareholders, or (b) if, at any time during the term of effectiveness of the relevant instruments, the Company has a new controlling shareholder, (i) the Company's shares remain listed in the B3's *Novo Mercado* segment, (ii) the change of control does not result in a downgrade of the Company's rating, (iii) the new controlling shareholder does not have a history of default in the payment of any amount due and payable under transactions carried out in the domestic financial and/or capital markets; (iv) the new controlling shareholder has not violated any anti-corruption laws; (v) the new controlling shareholder complies with laws related to fighting the use of child labor, slave-like labor, encouragement of prostitution and violation of the rights of forest dwellers, and adopts best practices for protecting the environment, occupational health and safety, including compliance with social-environmental laws and regulation; (vi) it is not involved in practices that violate the anti-corruption laws; (vii) the new controller is not a politically exposed entity or person; and (viii) where applicable, (viii.1) is not a Restricted Counterparty or incorporated in a Sanctioned Territory or (viii.2) is not a subsidiary of a Restricted Counterparty.

For the foregoing purposes:

"Restricted Counterparty" means any person, organization or vessel (1) designated in the list of Specially Designated Nationals and Blocked Persons issued by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC), in the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions or any similar list of target persons issued with any Sanctions (including those issued by Brazil), or (2) that is, or is part of, a government of a Sanctioned Territory, or (3) is owned or controlled by, or acting on behalf of, any of the foregoing.;

"Sanctioned Territory" means any country or other territory subject to a general export, import, financial or investment embargo under the Sanctions, which countries and territories as of the date of approval include Crimea (as defined and interpreted in applicable Sanctions laws and regulations), Russia, the Donetsk and Luhansk territories, Iran, North Korea, Syria, Cuba and Venezuela; and

"Sanctions" means any economy or trade, laws, regulations, embargoes, freezing provisions, prohibitions or restrictive measures related to trade, doing business, investments, exporting, financing or providing assets (or other similar or related to any of the foregoing) enacted, enforced, imposed or administrated by any of the following sanctioning authorities: (a) the United Nations Security

Council, the European Union, OFAC, the United States Departments of Treasury and Commerce, the Government of the United Kingdom, Her Majesty's Treasury of the United Kingdom, as applicable, and/or (b) any and all countries with which the Issuer or any company of its economic group has a connection, as applicable; and/or (c) the governments, institutions or agencies of any country or entity listed in items (a) and (b).

Bank Credit Notes CCB Banco do Brasil, CCB Banco Safra, CCB Banco BTG Pactual and CCB Banco Itaú

Prior consents were approved to the Bank Credit Notes ("CCBs") with Banco do Brasil, Banco Safra, Banco BTG Pactual and Banco Itaú, which were obtained on terms similar to those approved by the holders of the aforementioned instruments, and the relevant amendments executed.

- ***Cross default and Cross acceleration***

Some of the Company's debt instruments, including all issuances of debentures, commercial notes and promissory notes, contain *cross default* and *cross acceleration* clauses, which provide for the maturity of the debt in the event of (a) default in any other financial obligation of the Company and/or of any of its controlled entities in the financial and/or capital markets in amounts equal to or higher than those provided for in the relevant instrument, which vary between BRL 50 and 75 million, and/or (b) declaration of acceleration of any other debt and/or obligation of the Company and/or any of its controlled entities in amounts equal to or higher than that provided for in the relevant instrument, which vary between BRL 50 and 75 million.

(h) Limits on obtained financing arrangements and already used percentages

In the fiscal year ended December 31, 2024, the Company had no outstanding financing limits obtained from financial institutions.

(i) Significant changes in income statement and cash flow statement items

Income Statements

Fiscal year ended December 31, 2024 compared to fiscal year ended December 31, 2023

Income Statement ***(BRL million, except %)***	**Fiscal year ended 12/31/2024**	**AV (%)**	**Fiscal year ended 12/31/2023**	**AV (%)**	**AH (%)**
Net Operating Revenue	**73,819**	**100.0%**	**66,503**	**100.0%**	**11.0%**
Cost of Products Sold	(61,598)	(83.4%)	(55,682)	(83.7%)	10.6%
Gross Profit	**12,221**	**16.6%**	**10,821**	**16.3%**	**16.6%**
Selling Expenses	(5,995)	(8.1%)	(5,411)	(8.1%)	10.8%
General and Administrative Expenses	(878)	(1.2%)	(831)	(1.2%)	5.7%
Depreciation and Amortization	(1,547)	(2.1%)	(1,394)	(2.1%)	11.0%
Equity Method Result	64	0.1%	51	0.1%	25.5%
Other Operating (Expenses), Revenue, Net	(21)	0.0%	49	0.1%	(142.9%)
Total Operating Expenses	**(8,377)**	**(11.3%)**	**(7,536)**	**(11.3%)**	**11.2%**
Operating Income before Net Financial Result	**3,844**	**5.2%**	**3,285**	**4.9%**	**17.0%**
Financial Income	324	0.4%	281	0.4%	15.3%

Financial Expenses	(3,233)	(4.4%)	(3,012)	(4.5%)	7.3%
Net Financial Result	**(2,909)**	**(3.9%)**	**(2,731)**	**(4.1%)**	**6.5%**
Profit before Income Tax and Social Contribution	**935**	**1.3%**	**554**	**0.8%**	**68.8%**
Income Tax and Social Contribution	(166)	(0.2%)	156	0.2%	(206.4%)
Net Profit for the Fiscal Year	**769**	**1.0%**	**710**	**1.1%**	**8.3%**

- ***Net Operating Revenue***

The Company's net operating revenue is mainly made up of gross revenue from product sales, net of taxes and returns. In the fiscal year ended December 31, 2024, net operating revenue grew by 11.0%, equivalent to BRL 7,316 million, from BRL 66,503 million in the fiscal year ended December 31, 2023 to BRL 73,819 million in the fiscal year ended December 31, 2024. This growth was mainly driven by recent expansion (5.7%), with the opening of 15 new stores in 2024, including 2 hypermarket conversions, marking the conclusion of the conversion project. As a result, the company's sales area increased by 5.2% in the period. In addition, there was a 3.4% growth in same-store sales in 2024. The sales performance reflects the attractiveness of Assaí's business model, which continues to innovate, expanding the services offered in-store, rapidly adapting its assortment and improving the shopping experience.

- ***Cost of Products Sold***

In the fiscal year ended December 31, 2024, the cost of goods sold totaled BRL 61,598 million, representing an increase of BRL 5,916 million (+ 10.6%) compared to the fiscal year ended December 31, 2023, when it totaled BRL 55,682 million. This growth reflects the expansion of the company's sales operations, as mentioned above. The cost of goods sold remained practically stable in relation to net operating revenue, rising from 83.7% in 2023 to 83.4% in 2024. As a result, the gross margin increased by 0.3 p.p., showing the rapid maturation of the new stores.

- ***Selling Expenses***

Selling expenses went from BRL 5,411 million in the fiscal year ended December 31, 2023 to BRL 5,995 million in the fiscal year ended December 31, 2024, representing an increase of 10.8% or BRL 584 million. Such increase was mainly due to the expansion of the Company's operations, which opened 15 stores in the period, and the implementation of additional 242 services in stores, an increase of 64% compared to 2023. Despite those investments, sales expenses remained steady vis-à-vis the net operating revenue in each period, represent 8.1% in each term, demonstrating that the Company's new stores, combined with strict control of expenses, allowed the absorption of expenses inherent to the expansion of operations. Selling expenses comprise all store expenses such as salaries, maintenance, expenses with credit card companies, among other items.

- ***General and Administrative Expenses***

The Company's general and administrative expenses increased from BRL 831 million in the fiscal year ended December 31, 2023 to BRL 878 million in the fiscal year ended December 31, 2024, an increase of 5.7% or BRL 47 million. Such increase was mainly due to salary adjustment for employees, in line with inflation over the period. In relation to net income for the year, expenses remained steady compared to 2023 (1.2%), as a result of an efficient control of costs. Such control was assisted by the work of the expenses committee, which implemented structured initiatives and strictly monitored expenses, reflecting the Company's ability to dilute costs associated with the growth of operations.

- ***Depreciation and Amortization***

In the fiscal year ended December 31, 2024, depreciation and amortization totaled BRL 1,547 million, representing an increase of 11,0% compared to the depreciation and amortization of BRL 1,394 million recorded in the fiscal year ended December 31, 2023, a variation mainly due to the opening of new stores and hypermarket conversions during the period.

- ***Other Operating (Expenses) Income, Net***

The other operating (expenses) income, net account totaled an expense of BRL 21 million in the fiscal year ended December 31, 2024, compared to an income of BRL 49 million in the fiscal year ended December 31, 2023. In 2024, other operating expenses, net, consisted mainly of (i) provision for the write-off of assets; and (ii) the sale of property, plant & equipment.

- ***Operating Income before Net Financial Result***

In the fiscal year ended December 31, 2024, operating income before net financial result totaled BRL 3,844 million, representing an increase of 17% or BRL 559 million, compared to the same period in 2023, when it totaled BRL 3,285 million. This variation was mainly due to an increase in gross profit in the amount of BRL 1,400 million, which was partially offset by an increase of BRL 584 million in selling expenses, as explained above.

- ***Net Financial Result***

In the fiscal year ended December 31, 2024, the net financial result totaled an expense of BRL 2,909 million, an increase of BRL 178 million in relation to the same period of 2023, when the net expense was of BRL 2,731 million. This variation was mainly due to (i) the lesser effect of capitalized interest (BRL 46 million in 2024 compared to BRL 257 million in 2023); and (ii) an increase in the total indebtedness balance (current and non-current loans plus current and non-current debentures and promissory notes). Does not consider the values of derivative financial instruments of current assets and non-current assets, which went from BRL 15,184 million on the fiscal year ended December 31, 2023 to BRL 16,565 million in the fiscal year ended December 31, 2024, due to new funding obtained by the Company, aiming at improving the debt profile, reducing the average cost and stretching the term.

- ***Profit before Income Tax and Social Contribution***

In the fiscal year ended December 31, 2024, income before income tax and social contribution was BRL 935 million, an increase of 68.8% (or +BRL 381 million) in relation to the same period in 2023. This growth was mainly driven by the increase in operating profit before net financial income.

- ***Income Tax and Social Contribution***

In the fiscal year ended December 31, 2024, income tax (IRPJ) and social contribution (CSSL) resulted in an expense of BRL 166 million, compared to an income of BRL 156 million in the same period of 2023. The effective tax rate was 17.8% in 2024, compared to -28.2% in 2023, mainly due to the increase in profit before income tax and social contribution, driven by the maturation of the new stores and the control of expenses. In addition, the limitations imposed by the new rules on the use of investment subsidies, as provided for in Complementary Law 160/17 and Law 12,973/14, excluded the amount of the tax incentive reserve from the IRPJ and CSLL calculation bases, which totaled BRL 229 million in the fiscal year ended December 31, 2024.

- ***Net Profit for the Fiscal Year***

The Company's net profit for the fiscal year ended December 31, 2024 was of BRL 769 million, compared to BRL 710 million for the fiscal year ended December 31, 2023, representing an increase of 8.3%.

- ***Cash Flows***

The following table shows certain information on the Company's cash flows for the fiscal years ended December 31, 2024 and 2023.

(BRL million, except %)	**Fiscal year ended 12/31/2024**	**Fiscal year ended 12/31/2023**	**AH (%) 2024 x 2023**
Net cash generated by operating activities	4,932	5,963	(17.3%)
Net cash used in investment activities	(1,670)	(3,055)	(45.3%)
Net cash used in financing activities	(3,093)	(3,291)	(6.0%)
Net increase (decrease) in cash and cash equivalents	169	(383)	144.1%
Cash and cash equivalents at the beginning of the year	5,459	5,842	(6.6%)
Exchange variation on cash and cash equivalents	-	-	0.0%
Cash and cash equivalents at year-end r	5,628	5,459	3.1%

Historically, the Company finances its capital expenditures and investments mainly with cash generated by its operations and, to a lesser extent, with third-parties' funds, including bank financing and capital market transactions, including the issuance of debentures and promissory notes.

Fiscal year ended December 31, 2024

- ***Net cash generated by operating activities***

The net cash generated by the Company's operating activities in the fiscal year ended December 31, 2024, was of BRL 4,932 million, compared to a generation of BRL 5,963 million in the fiscal year ended 2023, representing a reduction of 17.3%. This variation was mainly due to the increase in interest incurred in and monetary variation charges, which totaled BRL 3,117 million in 2024, compared to BRL 2,853 million in 2023, due to a higher gross debt in the period as a result of funds raised. In addition, there was a reduction in accounts payable to suppliers, that reach the total amount of BRL 635 million, a reduction compared to 2023 (BRL 1,498 million), linked to the decrease in the Company's expansion.

The effects of those factors were partially offset by an increase in the variation of accounts receivable of BRL 1,011 million, due to a lower volume of advancements made by the Company of credit card receivables, and by the increase in the variation of inventories of BRL 1,096 million, explained by the larger number of stores with their own inventories and by the new distribution center opened in 2024.

- ***Net cash used in investment activities***

The Company's net cash applied in investment activities was of BRL 1,670 million in the fiscal year ended December 31, 2024, compared to an investment of BRL 3,055 million in the fiscal year ended December 31, 2023, representing a reduction of 45.3%. This reduction is mainly due to the slower pace of store expansion in 2024 compared to 2023, with 15 stores opened in 2024 and 27 in 2023 (BRL 1,647 million in 2024 and BRL 3,116 million in 2023), resulting in a lower disbursement of funds.

- ***Net cash used in financing activities***

The Company's net cash used in financing activities was of BRL 3,093 million in the fiscal year ended December 31, 2024, compared to an investment of BRL 3,291 million in the fiscal year ended December 31, 2023, representing a variation of 6.0%. This variation is substantially explained by the payment of installments still to become due regarding the acquisition of hypermarkets, in the amount of BRL 910 million; by the higher volume of loan repayments in 2024, by prepayments (BRL 4,771 million, compared to BRL 1,499 million in 2023 for principal and BRL 2,583 million , compared to BRL 1,085 million in 2023 for interest); by amortizations carried out at higher amounts and by higher lease payments, of BRL 1,060 million in 2024 compared to BRL 977 million in 2023. The effects of those factors were partially offset by loans obtained in 2024 (BRL 6,600 million) compared to 2023 (BRL 3,392 million).

Fiscal year ended December 31, 2023

- ***Net cash generated by operating activities***

The net cash generated by the Company's operating activities in the fiscal year ended December 31, 2023, was of BRL 5,963 million, compared to a generation of BRL 5,144 million in the fiscal year ended 2022, representing an increase of 15.9%. This variation was mainly due to: (i) an increase in the effect of interest incurred in and monetary variation charges in the amount of BRL 2,853 million in 2023, compared to BRL 1,827 million in 2022, on account of a higher gross debt in the period due to raisings carried out and the payment, according to schedule, of installments related to the acquisition of hypermarket commercial points; (ii) net increase in accounts payable to suppliers in the amount of BRL 1.498 million, related to the Company's expansion, with the opening of 27 stores in the year (compared to the opening of 60 stores in 2022 and which led to a net increase in accounts payable to suppliers of BRL 3.175 million; (iii) non-cash effect of depreciation and amortization in the amount of BRL 1,476 million (compared to BRL 990 million in 2022) due to the opening of new stores and the consequent increase in fixed assets in 2023; and (iv) net reduction in inventories of BRL 735 in 2023 compared to BRL 2,505 million in 2022, which is explained by the lower volume of store openings in 2023 (27 stores) compared to 2022 (60 stores). The effects of those factors were partially offset mainly by: (i) an increase in recoverable taxes of BRL 352 million in 2023, compared to BRL 336 million in 2022, reflecting the monetization of ICMS, PIS and COFINS; and (ii) increase in the variation of accounts receivable of BRL 640 million, as a result of the Company's expansion.

- ***Net cash used in investment activities***

The Company's net cash applied in investment activities was of BRL 3,055 million in the fiscal year ended December 31, 2023, compared to an investment of BRL 3,790 million in the fiscal year ended December 31, 2022, representing a reduction of 19.4%. This reduction is mainly justified by the slower pace of store expansion in 2023 compared to 2022 (BRL 3,116 million in 2023 and BRL 3,524 in 2022), resulting in lower expenditure of funds. In addition, due to the schedule of the conversion project, the hypermarket outlets were recognized as intangible assets in 2022, justifying the reduction in consumption of BRL 400 million related to the acquisition of fixed assets. Likewise, most of the own real estate properties referring to the conversion project were sold in 2022, resulting in a reduction in consumption of BRL 160 million related to the net impact of assets held for sale.

- ***Net cash used in financing activities***

The Company's net cash used in financing activities was of BRL 3,291 million in the fiscal year ended December 31, 2023, compared to a generation of BRL 1,938 million in the fiscal year ended December 31, 2022, representing a variation of (269.8%). This variation is substantially explained by (i) the payment of outstanding installments for the acquisition of hypermarkets, in the amount of BRL 2,609 million, with no comparable payment in 2022; (ii) the higher volume of loan payments in 2023 (BRL 1,499 million, compared to BRL 183 million in 2022), due to higher amortizations; and (iii) lower borrowings in 2023 (BRL 3,392 million) compared to 2022 (BRL 4,001 million).

2.2. Operating and financial results

(a) Results of the Company's operations

(i) Description of any relevant components of the revenues

In the fiscal year ended December 31, 2024, the Company's revenues were originated mainly from its cash & carry operations. For more details on changes in the net operating revenue, see item 2.1(h) of this Reference Form.

(ii) Factors that materially affected the operating results

Factors that materially affected the Company's operating results in 2024 may be summarized as follows:

- Investments in expansion, with the opening of 15 new stores;
- Performance of existing stores, driven by same-store sales growth, including the contribution of 64 stores converted from hypermarkets, of which 47 stores were opened during 2022, and17 in 2023. Moreover, 2 stores converted stores were opened in the 4th quarter of 2024, completing the conversion project with an total of 66 units;
- Performance of the new stores, which are still in the process of maturing and represented more than 30% of the 302 units in operation at the end of 2024;
- Constant innovation in the business model, with the expansion of services offered in stores, promoting an improvement in the shopping experience, leading to a 7.6% increase in the average ticket; and
- Strategy to assure a margin level appropriate to the context of intensified competition and reduced consumer purchasing power, impacted by high interest rates and rising food inflation.

For more information on the factors that materially affected our operating results, see item 2.1(h) of this Reference Form.

(b) Significant variations in revenue attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

Over the last 4 fiscal years, the Company experienced several challenging macroeconomic times and Assaí's operation has proved resilient and solid. Sales growth during this period more than doubled, and was accompanied by gains in market share leading to a 30.7% share of the wholesale-retail (*atacarejo*) market, which continues to evolve. Gross revenue in the fiscal year ended December 31, 2024 totaled BRL 80,570 million, an increase of BRL 7,785 million compared to the same period of the previous year, representing an increase of 10.7%. The sales performance was a result of the strong contribution of the expansion during the past 12 months, with the opening of 15 new stores in the period, and the consistent performance of "same-stores" sales, evidencing the attractive and successful business model. The Company ended the 2024 fiscal year with 302 stores in operation and a sales area bigger than of 1.529 million square meters. In addition, the Company's revenue was positively impacted by improvements to its business model related to physical stores, such as adapting the product assortment and including the provision of related services in stores (such as butcher shops, cold cut emporium, bakery). Those improvements favor an increase in sales volume, contributing to revenue growth. For more information on variations in revenues, see item 2.1 (h) of this Reference Form.

Gross revenue in the fiscal year ended December 31, 2023 totaled BRL 72,785 million, an increase of BRL 13,101 million compared to the same period of the previous year, representing a growth of 22.0%. The sales performance was a result of the strong contribution of the expansion occurred in 2023, with the opening of 27 new stores in the

EXHIBIT

period, and the consistent performance of "same-store" sales, evidencing the attractive and successful [illegible]

2.3. Significant changes in accounting practices

(a) Changes in accounting practices that resulted in significant effects on the information set out in items 2.1 and 2.2

Not applicable, since there were no changes in the Company's accounting practices in the last fiscal year having a significant effect on the information set out in items 2.1 and 2.2.

(b) Modifying opinions and emphases in the auditor's report

The independent auditors issued its reports without qualifications or emphases on the financial statements for the last three fiscal years.

2.4. Events with material effects, both occurring and expected, on the financial statements

(a) Introduction or disposition of an operating segment

Not applicable, since no operating segments were introduced or disposed of during the fiscal year ended December 31, 2024.

(b) Constitution, acquisition or disposition of equity interests

Not applicable, since there was no constitution, acquisition or disposition of any equity interest during the fiscal year ended December 31, 2024.

(c) Non-usual events or transactions

There were no non-usual significant events or transactions related to the Company or its activities during the fiscal year ended December 31, 2024.

2.5. Non-accounting measurements disclosed in the last fiscal year or for the current fiscal year

(a) Report the value of non-accounting measurements

- ***EBITDA and EBITDA Margin***

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-accounting measurement prepared by the Company consonant with CVM Resolution 156 of June 23, 2022, which consists of net profit adjusted by (i) the net financial result, (ii) income tax and social contribution on net profit - current and deferred, and (iii) depreciation and amortization expenses.

The EBITDA margin is calculated dividing the EBITDA by the net operating revenue.

In the fiscal year ended December 31, 2024, EBITDA increased by 15.2% compared to the previous fiscal year, from BRL 4,761 million in the fiscal year ended December 31, 2023 to BRL 5,484 million in 2024.

The Company's EBITDA and EBITDA Margin values for the fiscal years ended December 31, 2024 and 2023 are the following:

(BRL million, except %)	Fiscal year ended 12/31/2024	Fiscal year ended 12/31/2023
EBITDA	5,484	4,761
EBITDA margin	7.4%	7.2%

- ***Gross Debt and Net Debt***

Gross Debt is a non-accounting measurement calculated by adding up the balances of loans and financing and debentures and promissory notes, both current and non-current.

Net Debt is a non-accounting measurement calculated as Gross Debt deducted by the sum of the balances cash and cash equivalents and derivative financial instruments (current and non-current). Derivative financial instruments are used to protect the Company against hedge exposure to possible fluctuations in interest rates and foreign currency exchange rates used in its indebtedness.

Below are the figures for the Company's Gross Debt and Net Debt for the fiscal years ended December 31, 2024 and 2023:

(BRL million)	Fiscal year ended 12/31/2024	Fiscal year ended 12/31/2023
Gross Debt	16,565	15,184

Net Debt	10,547	9,451

(b) Reconciliation between the disclosed figures and those reflected in the audited financial statements

- ***EBITDA and EBITDA Margin***

(BRL million, except %)	Fiscal year ended 12/31/2024	Fiscal year ended 12/31/2023
Net profit for the year	769	710
(+/-) Income Tax and Social Contribution	166	(156)
(+) Net Financial Result	2,909	2,731
(+) Depreciation and Amortization	1,640	1,476
EBITDA	5,484	**4,761**
Net Operating Revenue	73,819	**66,503**
EBITDA margin	7.4%	7.2%

- ***Gross Debt and Net Debt***

(BRL million)	Fiscal year ended 12/31/2024	Fiscal year ended 12/31/2023
Short-term debt	**2,084**	**2,115**
Loans	**38**	36
Debentures and promissory notes	**2,046**	2,079
Long-term debt	**14,481**	**13,069**
Loans	**1,720**	1,947
Debentures and promissory notes	**12,761**	11,122
Total Gross Debt	**16,565**	**15,184**
Cash and Cash Equivalents	**5,628**	5,459
Derivative Financial Instruments[1]	**390**	274
Net debt	**10,547**	**9,451**

[1] Derivative financial instruments are used to hedge exposure to possible fluctuations in interest rates and foreign currency exchange rates used in the Company's indebtedness.

(c) Explain why it is understood that such measurement is more appropriate for a correct

comprehension of the financial condition and results of operations.

- ***EBITDA and EBITDA Margin***

The Company's management considers that EBITDA is a practical measure to evaluate its operating performance and cash generation ability. The EBITDA Margin, in its turn, is an indicator that evaluates the Company's operating performance in percentage terms taking into account the variation in its revenue. The Company emphasizes that EBITDA and EBITDA Margin are supplementary to its financial statements and should not be used to replace its audited results as indicators of profitability or actual cash generation.

EBITDA and EBITDA Margin are not measures recognized by the Generally Accepted Accounting Principles in Brazil ("Brazilian GAAP") or by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), nor should they be individually considered or deemed as an alternative to net profit as an operating measure, or as an alternative to operating cash flows or as measures of liquidity and should not be taken into account as basis for distributing dividends.

EBITDA and EBITDA Margin do not have a standard meaning and their definitions may not be comparable with the definitions of EBITDA and EBITDA Margin used by other companies. EBITDA and EBITDA Margin have limitations that affect their use as indicators of the Company's profitability, as they do not take into account certain intrinsic costs of the Company's business that could, in their turn, significantly affect its profits, such as financial expenses, taxes on profit, depreciation and amortization, other operating expenses and revenues, as well as other non-recurring items effects.

- ***Gross Debt and Net Debt***

The Company's management considers that Gross Debt and Net Debt as useful indicators for assessing its indebtedness position and the availability of funds to meet its obligations.

Gross Debt and Net Debt are not measures recognized by the Brazilian GAAP or by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), do not have a standard meaning and may not be comparable to Gross Debt and Net Debt prepared by other companies.

Gross Debt and Net Debt have limitations that may impair their use as a measure of liquidity, and should not be individually considered or deemed as a substitute indicator of liquidity or performance.

2.6. Events subsequent to the latest financial statements

There were events subsequent to the Company's latest consolidated financial statements for the fiscal year ended December 31, 2024, for which authorization was granted released by the Board of Directors on February 19, 2025, as follows:

(i) At the Board of Directors Meeting held on March 18, 2025, the Company approved, in compliance with the authorized capital limit, a capital increase of BRL 184 million, without issuance of shares, through the partial capitalization of the Company's expansion reserve; and

(ii) At the Board of Directors Meeting held on March 18, 2025, the Company approved the second share buyback program issued by the Company. The program aims to acquire, within 12 months from April 1, 2025, up to 8,000,100 (eight million and one hundred) common shares, representing 0.59% of the total shares outstanding on March 18, 2025, to be held in treasury and the delivery of these shares to participants in the Executive Partner Program and the Long-Term Incentive Plan via granting of the Right to Receive.

2.7. Allocation of the Company's results

Description	12/31/2024
a. Rules regarding withholding of profits	On December 31, 2024, the Company's profit retention policy was in line with the rules contained in its bylaws and in the Brazilian Corporation Law. The Bylaws established the following deductions from the Company's profit: (a) accrued losses and provision for income tax; (b) the amount to be distributed as employee and management profit sharing, as determined by the Board of Directors, in compliance with the Profit Sharing Plan, under the terms and limits established by the Company's Bylaws; (c) 5% to form a legal reserve; (d) amounts allocated to the formation of contingency reserves, if decided by the General Meeting; and (e) 25% for payment of the mandatory dividend. After the foregoing allocations, the general meeting may decide to withhold all or part of the remaining profit for the Expansion Reserve, the purpose of which is to ensure funds to finance additional fixed and working capital investments, in accordance with the Bylaws, or for execution of the approved capital budget. The remaining profit, if any, may be distributed as additional dividends.
a.i. Profit Withholding Amounts	The amounts shown below are included in the Company's financial statements for the fiscal year ended December 31, 2024, which will be submitted for approval by the Board of Directors and by the shareholders at the annual general meeting to be held in April, 2025: (a): BRL 229 million for the tax incentive reserve; (b): BRL 27 million for the legal reserve; (c): BRL 145 million for the payment of interest on equity capital and dividends; and (d): BRL 368 million for the expansion reserve.
a.ii. Percentage vis-à-vis the declared total profits	(a): 30% (b): 3% (c): 19% (d): 48%
b. Rules regarding dividend distributions	As of December 31, 2024, the Company's Articles of Incorporation provided that shareholders would be entitled to receive a mandatory minimum annual dividend equal to 25% of net profit of each fiscal year, adjusted in accordance with the law.
c. Frequency of dividend distributions	As of December 31, 2024, the Company's Bylaws established that distribution of mandatory minimum dividends would be made on an annual basis. However, it also allowed the Company to distribute dividends, by resolution of the Board of Directors and based on quarterly, half-annual or

Description	12/31/2024
	shorter interval balance sheets.
d. Restrictions	The instruments of the 2nd, 3rd, 4th, 5th, 6th, 7th, 8th, 9th, 10th, 11th and 12th issuances of debentures, of the 2nd issuance of promissory notes and of the 1st issuance of commercial notes of the Company contain a restrictive clause that limits the distribution of dividends above the legal minimum in the event of non-compliance with the monetary obligations set out in the respective provisions and instruments.
e. Profit Allocation Policy	The Company has a profit and dividend distribution policy approved by the Board of Directors at a meeting held on July 11, 2023, available on the CVM website (https://www.gov.br/cvm/pt-br) and on the Company's IR website (https://ri.assai.com.br/).

2.8. Relevant items not reflected in the financial statements

(a) Assets and liabilities directly or indirectly held by the Company that do not appear in its balance sheet (off-balance sheet items), such as: (i) written off receivables portfolios in respect of which the entity has neither withheld nor substantially transferred the risks and benefits of ownership of the transferred asset, indicating the respective liabilities; (ii) contracts for the future purchase and sale of products or services; (iii) unfinished construction contracts; and (iv) contracts for future receipt of financing.

Not applicable, since the Company has not identified relevant item not already duly reflected in the Company's financial statements for the fiscal year ended December 31, 2024.

(b) Other items not reflected in the financial statements

Not applicable, since the Company has not identified relevant item not already reflected in the Company's financial statements for the fiscal year ended December 31, 2024.

All required disclosures were duly made by the Company.

2.9. Comments on items not appearing in the financial statements, as described in item 2.8 above

(a) How such items change or may change the revenues, expenses, operating income, financial expenses or other items in the issuer's financial statements

Not applicable, since there are no relevant items of this nature not disclosed in the Company's financial statements for the year ended December 31, 2024.

(b) Nature and purpose of the operation

Not applicable, since there are no relevant items of this nature not disclosed in the Company's financial statements for the year ended December 31, 2024.

(c) Nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction

Not applicable, since there are no relevant items of such nature not disclosed in the Company's financial statements for the year ended December 31, 2024.

2.10. Business Plan

(a) Investments, including: (i) quantitative and qualitative description of investments in course and of planned investments; (ii) investment financing sources; and (iii) relevant disinvestments in progress and planned disinvestments

Assaí's Gross Investment Plan for the 2025 fiscal year establishes the allocation of an amount between BRL 1.0 and BRL 1.2 billion in the cash view, of which: (i) BRL 650-750 million for the opening of new stores; (ii) BRL 250-300 million for maintenance and implementation of new services in existing stores; and (iii) BRL 100-150 million for infrastructure, new systems (IT) and innovation projects.

The Company made a payment of BRL 894 million over the course of the 2024 fiscal year for the acquisition of 66 hypermarket commercial points, already converted into Assaí stores.

The Company also stresses that during the 2024 fiscal year, it invested BRL 1,472 million in its operations, mainly for the expansion and renovation of stores, which represented a reduction of 39.9% in connection to the 2023 fiscal year.

The Company funds its operations and investments primarily through its operating cash flow, including the expansion reserve, in addition to the capital budget, bank loans, acceleration of receivables, and raising funds in the capital markets through the issuance of debentures, promissory and commercial notes, among other financing sources.

Furthermore, the Company is constantly analyzing the possibility of carrying out new Sales & Lease Back transactions.

(b) If already disclosed, indicate the acquisition of plants, equipment, patents or other assets that shall materially influence the issuer's production capacity.

There is no acquisition of plants, equipment, patents or other assets that should materially influence the Company's production capacity.

(c) New products and services, indicating: (i) description of already disclosed ongoing research; (ii) total amounts spent by the issuer in research for the development of new products or services; (iii) already disclosed projects under development; (iv) total amounts spent by the issuer in the development of new products or services.

Not applicable.

(d) Opportunities included in the issuer's business plan related to ESG issues

- ***Environment***

We want to foster prosperity for all people by means of responsible and transparent operations and lower environmental impact. This is the principle guiding our sustainability strategy, as updated in 2023. As a large company of the food trade industry, we innovate in our operations and in how we do business. From farm to fork,

we encourage best production and marketing practices with our suppliers and conscious consumption in our stores – thereby reducing our climate impact.

We run a complex operation that involves a large number of suppliers to ensure the best supply for our stores and to meet our clients' needs. In this connection, we aim at creating strategies to reduce those risks and to make our activities more responsible and suitable for dealing with the climate emergency, developing awareness among our consumer public, including practices and processes that reinforce our commitment beyond compliance with the laws and regulation currently in force.

Among the efforts planned to achieve the climate change target, in addition to improving the implemented technologies related to refrigerant gases, we promoted the migration of our entire store network to the Energy Free Market (or Contracting Free Environment - ACL). Unlike the acquisition conventional model, where supply is made by the *Sistema Interligado Nacional* (National Interconnected System or Grid), the Energy Free Market relies on a competitive negotiation environment that allows the client to negotiate energy acquisition conditions on a more customized basis.

In addition to the financial savings, there is also the environmental benefit of contracting incentivized energy, such as solar, wind, small hydroelectric plants and biomass. Assaí started to migrate its stores to Mercado Livre in 2019. As of December 31, 2024, 98% of the operations had been converted to Mercado Livre.

Furthermore, the efforts to migrate to Mercado Livre are also linked to a reduction in diesel oil consumption, since this fuel is used in power generators, which are generally activated in the units at peak times (periods of the day on which the consumption demand is higher). Migrating to the contracting free environment means removing the need to activate generators, resulting in lower diesel consumption and, consequently, lower GHG emissions. With this and other actions, in 2024, we reduced in 10% the emission of Green House Gases, as compared to the same period of the previous year.

We already have seven stores using energy from solar graphic panels placed on the roofs of parking lots, an effort that promotes the use of non-used areas and increases independence from the local distributor. In addition to reducing the cost of acquisition of electric power and safeguarding against possible water/energy shortage crises, the project contributes to reducing energy costs and greenhouse gas emissions linked to scope 2.

- ***Local development***

As Assaí is present in practically the entire national territory, we also want our support to be capitalized, which is why we have also identified the management and close relationship with our suppliers and entrepreneurs as one of the priority themes for the sustainability of our business, mainly due to the representativeness they have over the products the Company sells.

With our expansion strategy, we have ensured national (operating in several states), regional (serving a few states) and local (serving just one city) supply logistics - this approach develops and strengthens suppliers located close to our operations and ensures a lower environmental impact by optimizing and regionalizing the supply of products to our stores.

On this side, we also lead entrepreneurship actions, through the Assaí Academy, a program created in 2017 and later integrated into the activities of the Assaí Institute - which supports micro and small food entrepreneurs with training in business management, development of skills and competencies, as well as financial support to improve

their ventures. In 2024, the initiative generated 25,493 certificates to entrepreneurs through its segmented courses, and the online platform saw a 22% increase in the accesses, reaching more than 5 million compared to 2023.

Our operating strategy is based on global guidelines aligned with the Company's business model, stakeholder consultation, materiality matrix and regulatory standards. Currently we are part of the ISE – Corporate Sustainability Index of B3, the ICO2 – Carbon Efficiency Index of B3, the iDiversa of B3, among others. The new S1 and S2 standards of the International Sustainability Standards Board (ISSB) of the IFRS Foundation are already in the process of being implemented in the Company, for future publication, in accordance with CVM Resolution No. 193/2023.

For more information, see the section the "Environment" of the Company's "2023 Sustainability Report", available in the websites of the CVM (www.cvm.gov.br), B3 (https://www.b3.com.br) and in the Company's IR website (https://ri.assai.com.br/) under the "Annual Reports" tab.

2.11. Comment on other factors that materially influenced the operating performance not identified or commented on in the other items in this section.

- ***Leverage***

The Company's management believes that the net debt to be considered in the leverage ratio should be adjusted by the balance of anticipated receivables and the balance payable on the acquisition of the hypermarket outlets. It is worth noting that, in January 2024, the payment of the last installment relating to the acquisition of the hypermarkets was made.

Accordingly, on December 31, 2024, the leverage ratio, represented by the ratio of net debt including discounted receivables and the remaining portion of the acquisition of the hypermarket outlets/ Adjusted EBITDA was 3.04x, a reduction of 0.76x compared to the indicator on December 31, 2023 (3.8x). Such reduction is essentially explained by:

(i) an increase of BRL 669 million in Pre-IFRS 16 EBITDA accrued over 12 months, reflecting the maturing of the new stores; and

(ii) a reduction of BRL 571 million in net debt, as a result of operating cash generation in 4Q24.


R$ Billion
-0.76x
-0.48x
3.80x
3.75x
3.65x
3.52x
3.04x
13.1
13.8
14.0
13.9
12.5
4Q23
1Q24
2Q24
3Q24
4Q24
EBITDA[1]
R$ 3.4
R$ 3.7
R$ 3.8
R$ 3.9
R$ 4.1
+19%
Net Debt + Receivables discounted + Payable on the hypermarkets acquisition/ Adjusted EBITDA Pre IFRS16
Net Debt+ Receivables discounted + Payable on the hypermarkets acquisition

[1] Adjusted EBITDA PreIFRS16 accumulated the last 12 months (excluding equity income

EXHBIT III – Proposal of Destination of the Net Profit

1. Inform the net profit for the year

The Company's net profit for the fiscal year ended December 31, 2024 was of BRL 768,940,814.56 (seven hundred and sixty-eight million, nine hundred and forty thousand, eight hundred and fourteen reais and fifty-six cents).

2. Inform the overall amount and value per share of dividends, including already declared advance dividends and interest on equity capital

The overall amount of shareholders' remuneration proposed by the Company's management, to be submitted for approval at the Meeting, will represent a total amount of BRL 128,258,339.54 (one hundred and twenty-eight million, two hundred and fifty-eight thousand, three hundred and thirty-nine reais and fifty-four cents), considering BRL 0.095117807200141 per share (disregarding treasury shares and considering the number of shares as of the present date), paid with respect to the aggregate of the 2024 fiscal year.

As detailed in the table below, the overall amount of advance interest on equity capital, net of taxes, paid up to the present proposal is of BRL 108,650,714.52 (one hundred and eight million, six hundred and fifty thousand, seven hundred and fourteen reais and fifty-two cents).

In addition, the Board of Directors proposes that the Shareholders' Annual and Extraordinary Meeting ("AEGM") approve the declaration and distribution of dividends in the amount of BRL 19,607,625.02 (nineteen million, six hundred and seven thousand, six hundred and twenty-five reais and two cents), in order to reach the net amount corresponding to the total amount of mandatory dividends of BRL 128,258,339.54 (one hundred and twenty-eight million, two hundred and fifty-eight thousand, three hundred and thirty-nine reais and fifty-four cents) determined for the fiscal year ended December 31, 2024.

Event of Declaration	BOD MEETING OF 12/30/2024	AGM OF 04/25/2025
Proceeds	INTEREST ON EQUITY CAPITAL	DIVIDENDS
Distributed Amount	BRL 125,000,000.00 (BRL 108,650,714.52 being the net amount after deduction for Income Tax (IRRF))	BRL 19,607,625.02
Gross value per share - Common Share	BRL 0.092701386459067	BRL 0.014541232193963
Gross value per share - Preferred Share	NA	N/A
Distribution Shareholding Base	01/06/2025	04/25/2025
Starting date of *Ex-Right* Negotiations	01/07/2025	04/28/2025
Date of payment to shareholders	02/28/2025	06/23/2025

3. Inform the distributed percentage of net profit for the year

Management's proposal involves the distribution of 16.68% of the ascertained net profit and 25% of the adjusted net profit for the year, as follows:

	2024 (BRL)
Net Profit for the Year	768,940,814.56
Tax Incentive Reserve	(228,905,700.72)
Legal Reserve	(27,001,755.69)
Adjusted Net Profit	513,033,358.15
Distributed Dividends and Interest on equity capital	128,258,339.54

It should be noted that the 25% mandatory dividend is calculated based on the adjusted net profit, which is the net profit for the year deducted by amounts allocated to constitution of the tax incentive reserve and the legal reserve, pursuant to article 36, paragraph 1st, item (a), of the Company's Bylaws.

According to article 195-A of Law No. 6,404/76 ("Corporation Law"), amounts allocated to the tax incentive reserve may be excluded from the calculation base of the mandatory dividend.

4. Inform the overall amount and value per share of dividends distributed based on profits from previous years

Not applicable, considering that the Company only distributed net profit for the fiscal year ended December 31, 2024.

5. Inform, deducting any already declared advance dividends and interest on equity capital:

(a) The gross amount of dividends and interest on equity capital, segregated per share of each type and class

PROCEEDS	DIVIDENDS
Distributed Amount	BRL 19,607,625.02
Gross value per share – Common Share	BRL 0.014541232193963
Gross value per share - Preferred Share	N/A

(b) The form and term of payment of dividends and interest on equity capital

The payment of dividends will be made in Brazilian official currency on June 23, 2025.

(c) Possible incidence of updates and interest on dividends and interest on equity capital

Not applicable, since the amounts declared as dividends are not subject to monetary update or remuneration between the dates of declaration and actual payment.

(d) Date of declaration of payment of dividends and interest on equity capital considered for identification of shareholders entitled to their receipt.

The dividend declaration date shall be deemed to be the date of conduction of the AEGM that, if held on first call, shall be April 25, 2025 (base date).

Thus, if the AEGM is held on first call, shares issued by the Company will be traded "*ex-dividend*" starting from and including day April 28, 2025.

6. If dividends or interest on equity capital have been declared based on profits ascertained in half-year balance sheets or in shorter periods:

(a) Inform the amount of already declared dividends or interest on equity capital

During the fiscal year ended December 31, 2024, the Company declared interest on equity capital in the total gross amount of BRL 125,000,000.00 (one hundred and twenty-five million reais), equivalent to BRL 0.09270138645907 per share, as approved at the Board of Directors' Meeting held on December 30, 2024. The total amount, net of withholding income tax, is of BRL 108,650,714.52 (one hundred and eight million, six hundred and fifty thousand, seven hundred and fourteen reais and fifty-two cents); see table in item 2 above.

(b) Inform the date of the respective payments

The declared amount of interest on equity capital was paid in Brazilian official currency on February 28, 2025. See table in item 2 above.

7. Provide a comparative table indicating the following values per share of each type and class:

The Company has only common shares. For purposes of calculating the amount of net profit per share, we considered the weighted average number of outstanding shares during each fiscal year:

(a) Net profit for the year and for the three (3) previous fiscal years

	2024 (BRL)	2023 (BRL)	2022 (BRL)
Net profit per share (ON)	0.5070255	0.525574	0.905322

(b) Dividend and interest on equity capital distributed in the previous three (3) fiscal years

PROVENANCE	2024 (BRL)	2023 (BRL)	2022 (BRL)
Dividends and Interest on Equity Capital per Share (ON)	0.095118	0.00	0.082246

8. If profits are allocated to the legal reserve

- Identify the amount allocated to the legal reserve

BRL 27,001,755.69 (twenty-seven million, one thousand, seven hundred and fifty-five reais and sixty-nine cents).

- Detail the manner of calculation of the legal reserve

(IN BRL, EXCEPT PERCENTAGES)	FISCAL YEAR ENDED DECEMBER 31, 2024
Net profit ascertained in the year	768,940,814.56
Allocation to tax incentive reserve	(228,905,700.72)
Base for distribution of the legal reserve	540,035,113.84
Percentage allocated to the legal reserve	5%
Allocation of the legal reserve	27,001,755.69

9. If the company has preferred shares entitled to fixed or minimum dividends

(a) Describe the manner of calculation of the fixed or minimum dividends

(b) Inform whether the profit of the year is sufficient for the full payment of fixed or minimum dividends

(c) Identify whether any unpaid installment is cumulative

(d) Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

(e) Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, since the Company does not have preferred shares.

10. With respect to the mandatory dividend

(a) Describe the manner of calculation provided for in the bylaws

Pursuant to Article 36, (c), (iii) of the Company's Bylaws, shareholders shall be entitled to receive, in each fiscal year, a mandatory dividend corresponding to 25% of the Company's adjusted net profit, ascertained based on the balance remaining after the deductions and additions provided for in the Brazilian Corporation Law.

(b) Inform whether it is being paid in full

The Company's management is proposing full payment of the mandatory dividend referring to the net profit for the 2024 fiscal year, in the total amount of BRL 128,258,339.54 (one hundred and twenty-eight million, two hundred and fifty-eight thousand, three hundred and thirty-nine reais and fifty-four cents), equivalent to 25% of the adjusted net profit.

(c) Inform any withheld amount

Not applicable, since withholding of the mandatory dividend is not being proposed.

11. In the event of withholding of the mandatory dividend due to the company's financial condition

(a) Inform the withholding amount

(b) Describe in details the company's financial condition, including aspects related to liquidity analysis, working capital and positive cash flows.

(c) Justify the withholding of dividends

Not applicable, since withholding of the mandatory dividend is not being proposed.

12. In the event of allocation of the result to the contingency reserve

(a) Identify the amount allocated to the reserve

(b) Identify the loss deemed probable and its cause

(c) Explain why the loss was deemed probable

(d) Justify the constitution of the reserve

Not applicable.

13. In the event of allocation of the result to the unrealized profit reserve

(a) Inform the amount allocated to the unrealized profit reserve

(b) Inform the nature of the unrealized profits that originated the reserve

Not applicable.

14. In the event of allocation of the result to statutory reserves

(a) Describe the statutory clauses providing for the reserve

The Expansion Reserve, described in article 36, paragraph 2nd of the Company's Bylaws, aims at ensuring resources to finance fixed and current capital additional applications and will be formed with up to 100% of the net profit remaining after the allocations referred to in items "i", "ii" and "iii" of item (c) of article 36 of the Bylaws, provided that the total amount of such reserve shall not exceed the amount of the Company's capital stock.

(b) Identify the amount allocated to the reserve

The amount allocated to the expansion reserve is of BRL 368,425,733.13 (three hundred and sixty-eight million, four hundred and twenty-five thousand, seven hundred and thirty-three reais and thirteen centavos).

(c) Describe how the amount was calculated

(IN BRL)	FISCAL YEAR ENDED DECEMBER 31, 2024
Net profit ascertained in the fiscal year	768,940,814.56
Allocation to the tax incentive reserve	(228,905,700.72)
Allocation to the legal reserve	(27,001,755.69)
Interest on equity capital (gross)	(125,000,000.00)
Dividends	(19,607,625.02)
Expansion Reserve	**368,425,733.13**

15. In the event of withholding of profits provided for in the capital budget

(a) Identify the withholding amount

(b) Provide a copy of the capital budget

Not applicable.

16. In the event of allocation of profits to the tax incentive reserve

(a) Inform the amount allocated to the reserve

The Company's management proposes the allocation of the amount of BRL 228,905,700.72 (two hundred and twenty-eight million, nine hundred and five thousand, seven hundred reais and seventy-two cents) to the tax incentive reserve, as detailed in item 8(b) above

(b) Explain the nature of the allocation

The Company has special tax regimes granted by the States now qualified as investment grants, as provided for in Complementary Law 160/17 and Law 12,973/14. In the year ended December 31, 2024, the Company excluded from the Income Tax (IRPJ) and Social Contribution (CSLL) calculation bases the amount recorded in the tax incentive reserve.

According to the provisions of article 195-A of the Brazilian Corporation Law, upon a proposal of the management bodies the Shareholders' Meeting may allocate to the tax incentive reserve the portion of the net profit resulting from donations or government investment grants, which may be excluded from the calculation basis of the mandatory dividend.

In addition, according to the CVM's understanding contained in Official Letter N# 91/2019/CVM/SEP/GEA-2, dated March 25, 2019, tax incentives should be subtracted from the calculation basis of the legal reserve, as they must be fully allocated to the constitution of the tax incentive reserve.

INDEPENDENCE DECLARATION

I, **[Name]**, [nationality], [marital status], [profession], bearer of Identity Card RG No. [X], enrolled with the CPF/MF under No. [X], resident and domiciled at [complete address], with commercial address at [complete address], being appointed to the position of independent member of the Board of Directors of **Sendas Distribuidora S.A.**, a publicly-held corporation headquartered at Avenida Ayrton Senna, No. 6000, Lote 2, Pal. 48959, Anexo A, Jacarepaguá, Zip Code 22775-005, in the city of Rio de Janeiro, State of Rio de Janeiro, with its articles of incorporation filed with the Board of Trade of the State of São Paulo under NIRE 33.300.272.909 and enrolled with the CNPJ/MF under No. 06.057.223/0001-71 ("Company"), hereby represent, pursuant to the Rules of the *Novo Mercado* Segment of B3 S.A. - Brasil, Bolsa, Balcão ("*Novo Mercado* Rules") and Exhibit K of CVM Resolution No. 80, of March 29, 2022 ("CVM Resolution 80"), that:

(a) I am not a direct or indirect controlling shareholder of the Company;

(b) I do not exercise a vote in meetings of the Board of Directors bound to a shareholders' agreement which is related to matters related to the Company;

(c) I am not the spouse, partner or relative, in a direct or collateral line up to the 2nd degree, of a controlling shareholder, a manager of the Company or of a manager of its controlling shareholders;

(d) I am not a relative by affinity, up to the 2nd degree, of a controlling shareholder, manager of the Company or manager of the controlling shareholder of the Company;

(e) I have not been an employee or officer of the Company or of its controlling shareholders in the last three (3) years;

(f) I have no business relationship with the Company, its controlling shareholders or affiliates, subsidiaries or companies under common control;

(g) I do not hold a position in a company or entity that has commercial relations with the Company or in which its controlling shareholders have decision-making power in the conduction of the activities of such company or entity;

(h) I do not receive any other compensation from the Company, its controlling shareholders, affiliated companies, subsidiaries or companies under common control other than that related to my work as a member of the Board of Directors or Committees of the Company, its controlling shareholders, affiliated companies, subsidiaries or companies under common control;

(i) I do not receive any other compensation from the Company, its controlling shareholders, affiliated companies, subsidiaries or companies under common control other than that related to my work as a member of the Board of Directors or Committees of the Company, its controlling shareholders, affiliated companies, subsidiaries or companies under common control

EXHBIT IV – Draft of the Independence Declaration

(j) I am not a founder of the Company and have no significant influence over it.

Considering the above, I hereby represent that I satisfy the independence criteria set out in the *Novo Mercado* Rules and in CVM Resolution 80, and that I am, therefore, eligible to hold the position of independent member of the Company's Board of Directors.

Rio de Janeiro, March 25, 2025.

[NAME]

EXHBIT V – Information indicated in Item 8 of the Reference Form

8. Managers' Compensation

8.1. Describe the compensation policy or practice of the board of directors, the statutory and non-statutory executive board, the fiscal council, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

(a) purposes of the compensation policy or practice, informing whether the compensation policy was formally approved, the management body responsible for its approval, the date of approval and, if the issuer discloses the policy, websites in which the document may be consulted

The Company has a compensation policy for members of the Board of Directors, of its board committees and of the statutory executive board, approved at a meeting of the Board of Directors held on December 11, 2024 ("Policy"), which is available for consultation at the following internet addresses:

- on the Company's Investors' Relations website (ri.assai.com.br), by clicking on "Corporate Governance", "Bylaws, Policies and Regulations" and, finally, ", Compensation Policy" or directly through the *link* https://api.mziq.com/mzfilemanager/v2/d/ec14f0ab-c5d4-4b12-a413-b6cc7475ed98/d2eaeb03-e67a-45de-6481-727a799a2437?origin=1;

- on the website of the Brazilian Securities Commission - CVM (www.gov.br/cvm/pt-br); and

- on the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

The Policy is responsible for defining the compensation strategy for such members of management, in line with best market practices, which will be based on:

- responsibilities of the members of the Board of Directors, its board Committees and the Statutory Executive Board, considering the different positions held and the duties performed by them;

- time dedicated to their duties;

- professional skills and reputation, taking into account their experience and qualification; and

- market value of their services.

The main purposes of the Policy are:

- to attract and retain the Statutory Executive Board to conduct its business in an innovative, profitable and, above all, sustainable manner, with due regard to adequate risk limits and a long-term vision;

- to generate value for the Company's shareholders through a remuneration model that ensures alignment among members of the Board of Directors, its Board Committees and

the Statutory Executive Board, and shareholders, without prejudice to other stakeholders;

- to provide remuneration based on criteria highlighting performance and allowing individual performance to be recognized and valued, by setting goals for the areas and individual goals that reflect the Company's strategy; and

- to ensure maintenance of standards consistent with the attributions of each position and competitive with the benchmark labor market, establishing guidelines for setting the remuneration of members of the Board of Directors, its Board Committees and Statutory Executive Officers.

Based on such purposes, the Company adopted a compensation plan that uses value creation metrics to determine variable compensation goals, benefits and stock-based compensation, and the compensation of each of the Company's management bodies is individually described provided for in the Policy.

In addition, the Company regularly conducts market surveys with the advice of reputed expert external consultancy firms. The surveys are based on an analysis of data from major companies in the Brazilian market with revenue and size similar to the Company's, in order to evaluate whether the Company's compensation practices are satisfactory and allow the retention of professionals.

•

practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and of the executive board, indicating:

(i) the issuer's management bodies and committees that participate in the decision-making process, identifying how they participate

The Company has an area dedicated to compensation-related matters, the main purpose of which is to evaluate, structure and recommend best practices. Based on such study, the area suggests compensation parameters and strategies for directors, statutory and non-statutory officers and holders of other strategic positions in the Company to the Human Resources, Culture and Compensation Committee.

The Human Resources, Culture and Compensation Committee, in its turn, is responsible for establishing the compensation structure for managers and other key personnel. Once established, the structure must be submitted to the Board of Directors for validation.

Once the compensation structure is validated by the Board of Directors, the appropriate information must be described in management's proposal for the general meeting, so that the Company's shareholders may resolve on the overall amount of the managers' compensation, always separated for each management body.

(ii) criteria and methodology used to set individual compensation, indicating whether studies are used to verify market practices and, if so, the comparison criteria and the scope of such studies

For purposes of setting the managers' compensation the Company, in reliance upon advice provided by an internationally reputed compensation expert consultant firm engaged by the Company, regularly conducts market surveys based on the analysis of data from Brazilian companies with revenue and size similar to the Company's (determined based on the *Top Exec* survey), in order to evaluate whether the criteria and conditions adopted by it for setting the compensation are consistent with the market and allow the retention of the best professionals. In

addition, the Company periodically analyzes the need to adjust the compensation criteria and components to ensure the best compensation strategy.

Based on the information obtained from market surveys, compensation proposals are developed taking into account the level of responsibility and the duties performed by the managers.

The last conducted survey defined the following 40 references as the Company's peer group, selected in accordance with the following main characteristics: (a) segment; (b) revenue; and (c) status of publicly-held company:

1. Ambev
2. Azul Linhas Aereas
3. B3
4. BRF
5. BRF - Mercato
6. C&A
7. Carrefour
8. Cielo
9. Dexco
10. Dia
11. DPSP
12. Globo
13. Gol
14. Grupo BIG
15. Grupo BIG - Maxxi
16. Grupo BIG - Sam's
17. Grupo Boticário
18. Grupo Mateus
19. Grupo Pereira
20. Grupo Pereira - Comper
21. Grupo Pereira - Fort Atacadista
22. Heineken
23. JBS
24. Latam
25. Localiza
26. Lojas Renner
27. Lojas Riachuelo
28. Magazine Luiza
29. Multivarejo
30. OI
31. OLX
32. Porto Seguro
33. Profarma
34. RD
35. Sulamerica
36. TIM
37. Ultra - Corporativo
38. Ultra - Ultragaz
39. Via Varejo
40. Vibra Energia

Of such sample, 75% are publicly-held companies, 73% are Brazilian companies and 42% operate in the retail segment.

For the 2025 fiscal year, the Board of Directors proposes maintaining the levels of the monthly Fixed Compensation of the officers at the P50 market median (50th percentile), as recommended the compensation consultant engaged by the Company.

Furthermore, for 2025, the Board of Directors proposes maintaining the officers' Short-Term Incentive structure, consisting only of the Profit Sharing Program (PPR), assuring that the officers' Fixed Compensation, Short-Term Incentive (ICP) and Long-Term Incentive (ILP), taken as a whole, are positioned at the P75 (75th percentile), in line with the practices recommended by the same consultancy firm.

(iii) frequency and manner in which the Board of Directors evaluates the adequacy of the issuer's compensation policy

Annually, the parameters and references provided by the external consulting firm are evaluated and compared, to those actually adopted by the Company. Based on such evaluation, the area dedicated to compensation matters recommends adjustment proposals in order to maintain the Company's competitiveness and adherence to the established strategy. Those recommendations are presented to the

Human Resources, Culture and Compensation Committee, which is responsible for structuring the adjustments, and then submitted to the Board of Directors for validation.

Furthermore, in order to ensure alignment with market practices and maintain the ability to attract, motivate and retain the best professionals, the proposals presented by the Board of Directors are based on market research and periodic studies, carried out annually or at least once every two (2) years, comparing the Company's practices with those of companies of a similar size and operating sector, including through engagement of expert consultant firms.

(a) composition of compensation, indicating:

(i) a description of the various elements that integrate the compensation including, for each of them:

- ***its purposes and alignment with the issuer's short-, medium- and long-term interests***

The elements that integrate the managers' compensation are described below, provided that the global compensation of members of the Board of Directors, its Board Committees and the Statutory Executive Board may consist of the following components: (i) fixed compensation (*pro-labore* or salary and benefits); (ii) variable compensation (profit sharing); (iii) post-employment benefits; (iv) benefits motivated by the termination of office; (v) share-based compensation; and (vi) others that the Board of Directors may determine, provided that duly justified.

- *Fixed Compensation*

The managers' Fixed Compensation is determined based on competitive compensation structures that take into account the know-how, problem-solving ability and responsibility required for each position. The Company organizes its Fixed Compensation structure by salary grades and respective average salaries, seeking to maintain alignment with the market average salary.

a) Executive Board

Fixed Compensation of members of the Executive Board consists of base salary and may also consist of base salary plus benefits.

Direct and fringe benefits are intended to complement fixed compensation with public welfare benefits in order to giveto Officers a greater security and allow them to focus on performing their duties. Benefits that may be granted to Officers are (i) life insurance; (ii) medical and/or dental assistance or reimbursement plan; (iii) food allowance; and (iv) fuel allowance, among others approved by the Board of Directors.

Statutory Officers who may integrate Board Committees may be entitled to an incremental fixed monthly compensation referring to their participation in Board Committees, including for acting as coordinators of such committees, the amount of which will be defined taking into account, in particular, the responsibility and complexity inherent to the position, the time dedication expected from the professional, the experience and skills required to exercise the office.

b) Board of Directors

Fixed Compensation of members of the Board of Directors consists of monthly fees and additional compensation for participation in Board Committees, which may include payments for acting as coordinators of such committees, if applicable, and this amount will be defined taking account, mainly the responsibility and complexity inherent to the position, the time commitment expected of the professional, and the experience and qualifications required to perform the job.

The members of the board of directors who may eventually join the Board Committees may be entitled to an incremental fixed monthly remuneration related to their participation in A Board Committees, including their role as coordinators of such committees. The amount will be determined considering, primarily, the responsibility and complexity inherent to the position, the expected time commitment from the professional, and the experience and qualifications necessary for the performance of the function.

c) Fiscal Council

Compensation of members of the fiscal council, when installed, is set by the General Meeting that elects them in accordance with market practices and, for each acting member it may not be lower than 10% of the amount attributed to the average fixed compensation of the Statutory Executive Board, pursuant to article 162, paragraph 3rd, of the Brazilian Corporation Law.

- *Short-Term Incentives (ICP)*

Members of the Statutory Executive Board receive, as Short-Term Incentives (ICP) solely payments within the scope of the Company's Profit Sharing Program, implemented pursuant to Law 10,101/2000 ("PPR"). The other ICP programs previously in force were discontinued in 2023. The purpose of such portion of the compensation is to recognize the achievement and/or exceeding of pre-established goals, related to:

- the Company's strategic planning, based on its business plan (50% weight);
- the specific indicators of the Company's areas, covering quantitative and qualitative indicators (30% weight), and
- the individual contribution of the Managers, including quantitative and qualitative performance results (20% weight).

Performance indicators used for PPR purposes are aligned with the Company's strategic planning and defined based on its business plan, which takes into account quantitative and qualitative results (officers' performance evaluation).

As of 2024, the PPR began to have a cut off corresponding to achievement of, at least, 80% of the goal-goal of the Pre-IFRS 16 EBITDA, as a condition for the PPR to be triggered. In other words, if Pre-IFRS 16 EBITDA in 2025 is lower than 80% of the goal Pre-IFRS 16 EBITDA for 2025, the PPR initial trigger will not be met and therefore no payment will be due as PPR. This cut off will apply to all PPR beneficiaries.

If the Pre-IFRS 16 EBITDA in 2025 is equal to or higher than 80% of the goal Pre-IFRS 16 EBITDA for 2025, the initial trigger will have been met, in which case the level of achievement of the goals set in the PPR scorecard will be determined, with the consequent calculation of the percentage of the target amount that each officer is entitled to receive.

With regard to the other indicators, the PPR is structured in the form of a scorecard, in which specific goal-goals are defined for each indicator. The scorecard is composed by business indicators (indicating the Company's overall performance, 50% weight) and specific indicators of the area/directorate of the professional in question, which include general indicators (quantitative and qualitative with respect to the performance of the area/board, 30% weight), and individual indicators (quantitative and qualitative with respect to the professional's performance, 20% weight).

Still with regard to the 2025 PPR, the PPR payment curve approved in 2024 providing for the payment of 50% of the target amount upon achievement of 80% of the individualized scorecard and of 150% of

the target amount upon achievement of 120% or more of the individualized scorecard, with a linear percentage between 50% and 150% of the target amount for achievements of the scorecard between 80% and 120%.

The target amount of the PPR, in its turn, is determined for each beneficiary based on: (a) a salary goal or multiple related to his/her position grade; and (b) his/her base salary in the year of the PPR vesting.

Maintenance of the payment curve is intended to ensure that Fixed Compensation, Short-Term Incentive (ICP) and Long-Term Incentive (ILP), taken as a whole (*total cash*), remain within the P75 standard (75th percentile), as recommended by the compensation consultant firm engaged by the Company.

In addition to payments made under the PPR, until the fiscal year ended December 31, 2022, members of the Executive Board also received payments as performance-based bonus.

- *Long-Term Incentives (ILP)*

Until the 2022 fiscal year, members of the Executive Board and of the Board of Directors received, as Long-Term Incentive (ILP), stock-based payments in the form of stock option awards within the scope of two plans approved at the Company's general meeting, as described in item 8.4 of the Reference Form. In addition, aiming at retention, members of the Executive Board received cash payments linked to their permanence in the Company.

In the 2023 fiscal year, the Company did not award stock options to members of the Executive Board, but rather a single award of phantom shares - which correspond to the right to receive a cash payment equal to the value of the Company's shares on certain dates, in accordance with the vesting schedule described in item 8.4 of the Reference Form. In the 2023 fiscal year, the Board of Directors ceased to participate in the Company's ILP programs, so that in 2023 no new awards were made to the directors, who received only Fixed Compensation.

The Annual Extraordinary General Meeting held on April 26, 2024 ("AEGM 2024") approved the Long-Term Incentive Plan through Grant of the Right to Receive Company's Shares ("Standard ILP"), the purpose of which is to allow the award of restricted shares and performance shares to the Company's statutory and non-statutory officers, as well as to other employees that may be selected to participate in the plan, in accordance with the information presented in item 8.4 of the Reference Form.

On that occasion, the Company's Executive Partner Program ("Executive Partner Program") was also approved, the purpose of which is to create a single and discretionary long-term program, not to be confused with the Standard ILP, consisting of a single and discretionary grant of the right to receive Company's shares, intended for the Chief Executive Officer, the Commercial and Logistics Vice-President Officer and the Operations Vice-President Officer, in a substantial amount and linked to the permanence and achievement of certain performance goals by these participants, aiming at: (i) long-term retention; and (ii) strengthening the sense of ownership, transforming key managers into relevant long-term shareholders. Further information on the Executive Partner Program is presented in item 8.4 of the Reference Form.

Until the 2022 fiscal year, members of the Executive Board and of the Board of Directors received stock option awards as Long-Term Incentives (ILP) and, in 2023, a single award of phantom shares was made to the officers.

- ***their proportion of total compensation in the last 3 fiscal years***

The tables below show the proportion of each element in the managers' total compensation in the last 3 fiscal years:

For the fiscal year ended December 31, 2024:

	% of total compensation			
	Fixed Compensation	**Short-term incentives**	**Long-term incentives**	**Total**
Board of Directors	100%	-	-	100%
Executive Board	25.79%	24.82%	49.39%	100%
Fiscal Council	100%	-	-	100%

Note: Termination of the position considered under Fixed Compensation

For the fiscal year ended December 31, 2023:

	% of total compensation			
	Fixed Compensation	**Short-term incentives**	**Long-term incentives**	**Total**
Board of Directors	55.09%	-	44.91%	100%
Executive Board	20.10%	35.58%	44.33%	100%
Fiscal Council	100.00%	-	-	100%

For the fiscal year ended December 31, 2022:

	% of total compensation			
	Fixed Compensation	**Short-term incentives**	**Long-term incentives**	**Total**
Board of Directors	43.56%	40.24%	16.20%	100%
Executive Board	21.69%	66.27%	12.04%	100%
Fiscal Council	100%	-	-	100%

- ***its calculation and adjustment methodology***

For purposes of setting and adjusting the managers' Fixed Compensation, the Company regularly conducts market surveys in order to evaluate whether the criteria and conditions adopted by it for determining compensation are satisfactory and allow the retention of professionals, and analyzes the need to propose adjustments to any compensation component that may be misaligned. Those surveys are carried out on an annual basis by a reputed expert consultant firm engaged by the Company, and rely on the analysis of data from major companies in the Brazilian market with revenues and size similar to the Company's. In addition, with regard to members of the Executive Board, since they are hired under the Brazilian Labor Laws (CLT) and in accordance with the applicable legislation, their salaries are subject to the restatement index determined by collective bargaining with the union. For the 2025 fiscal year, the Board of Directors is proposing to maintain the current salary scale, so as to maintain the officers' Fixed Compensation at P50 (50th percentile), as recommended by the consultant firm.

With regard to the Short-Term Incentive (ICP) for members of the Executive Board, composed only by payments made under the PPR, calculation of the amounts is structured in the form of a scorecard, as already described in this item. The financial and non-financial indicators that compose the scorecard are independent from each other and are defined in line with the Company's strategic planning, pursuant to dealings carried out in accordance with specific legal provisions (Law No. 10,101/2000), as further detailed below. Profit-sharing is therefore linked to the Company' and to the officers' performance, pursuant to the PPR. Furthermore, until the fiscal year ended December 31, 2022, members of the Executive Board also received bonus payments, calculated based on performance indicators aligned with the Company's strategic planning.

With respect to the Long-Term Incentives (ILP), calculation of the number of restricted shares and performance shares to be awarded shall be determined based on (i) a salary multiple, according to the grade held by the participant; and (ii) the average share price on the twenty (20) trading sessions preceding the award.

For the 2025 fiscal year, the Board of Directors contemplates Fixed Compensation, Short-Term Incentive (ICP) and Long-Term Incentive (LTI), taken as a whole (*total cash*), within the P75 (75th percentile), as recommended by the consultant firm engaged by the Company.

- **key performance indicators taken into account including, where appropriate, ESG-related indicators**

    - *PPR*

As aforementioned, as of 2024 the PPR began to have a cut off corresponding to achievement of, at least, 80% of the goal PRE-IFRS 16 EBITDA, as a condition for the PPR to be triggered. In other words, if PRE-IFRS 16 EBITDA in 2025 is lower than 80% of the goal PRE-IFRS 16EBITDA for 2025, the initial PPR trigger will not be met and, therefore, no payment will be due as PPR. Such cut off will apply to all PPR beneficiaries.

If the PRE-IFRS 16 EBITDA in 2025 is equal to or higher than 80% of the goal PRE-IFRS 16 EBITDA for 2025, the initial trigger of the PPR will have been met, in which case the level of achievement of the goals set out in the PPR scorecard shall be determined, with the consequent calculation of the percentage of the target amount that each officer is entitled to receive.

With regard to the other indicators, the PPR is structured in the form of a scorecard, in which specific goal-goals are defined for each indicator. The scorecard is composed of business indicators (indicative of the Company's overall performance, 50% weight) and specific indicators of the area/board of the concerned professional, which include general indicators (quantitative and qualitative with respect to the area's/board's performance, 30% weight), and individual indicators (quantitative and qualitative with respect to the professional's performance, 20% weight), as shown in the following table:

	INDICATOR PROPOSALS	ACHIEVEMENTS MIN	GOAL	MAX
CUT OFF Trigger for PPR payment	PRE-IFRS 16 EBITDA	**80%**	-	-
BUSINESS INDICATORS Represent 50% of the Total Indicator Value	Net Sales (base same stores)	95%	100%	105%
	Net Profit	80%	100%	120%
	Net Debt	80%	100%	120%
	PRE-IFRS 16 Consolidated EBITDA	80%	100%	120%
	ESG	80%	100%	120%
AREA/BOARD INDICATORS Represent 30% of the Total Indicator Value	Specific quantitative and qualitative indicators of each Executive Board (Examples: Break Percentage on Net Sales; Expansion Plan; CAPEX - Cash-out; Turnover Percentage; Cash Margin Volume; Supplier Financing; Market Share)	80%	100%	120%
INDIVIDUAL INDICA\TORS Represent 20% of the Total Indicator Value	Individual qualitative and quantitative goals	80%	100%	120%
TOTAL 100%				

With regard to business indicators (which represent 50% of the panel), allocation of weights and calculation in 2025 shall be as follows:

INDICATORS	WEIGHT	CONCEPT	CALCULATION
INDICATOR 1: Net Sales	10.0%	Net Sales based on Same Stores - stores opened up to Dec/23	Net Sales = Gross Sales - Taxes/Deductions
INDICATOR 2: Net Profit	10.0%	Reflects the final result of the Company's operations after all deductions for expenses, costs and taxes.	Net Profit = Net Revenue - Total Costs - Total Expenses + Equity Income or loss + Financial Income or loss - Income Tax and Social Contribution on Profit
INDICATOR 3: Net Debt	12.5%	Obtained by the sum of the Company's financial obligations (Loans and Financing) minus the amount in cash and cash equivalents.	Net Debt = Discounted Receivables + Balance payable of hypermarket acquisitions

INDICATOR 4: Pre-IFRS 16 Consolidated EBITDA	12.5%	Represents earnings before interest, taxes, depreciation and amortization.	PRE-IFRS 16 Consolidated EBITDA = Operating Income before Financial Income or loss and Taxes + Other Operating Expenses, Net + Depreciation and Amortization
INDICATOR 5: Women in leadership positions (ESG)	2.5%	Determines the representativeness of women in leadership positions (managers and above), compared to the total number of active leaders in the Company (managers and above).	Percentage of Women in Leadership Positions = Total Women in Leadership Positions / Total Staff Members in Leadership Positions
INDICATOR 6: Reduction of CO emissions$_2$ (ESG)	2.5%	Determines the percentage of reduction of CO_2 emissions from Scope 1 (Carbon Footprint) and Scope 2 (Ton of CO_2 Equivalent).	Percentage of CO_2 Reduction = Goal Percentage of Reduction of CO_2 Emissions for the period × Percentage of Reduction of CO_2 Emissions in the period
	50.0%		

The selection of indicators was based on the following reasons:

- Net Sales (Same Stores): This indicator is essential for assessing the Company's financial performance, providing insights into the revenue generated by the sales of stores opened until December 2023 after deductions such as returns and discounts.

- Net Profit: is a key indicator of the Company's profitability, representing total revenue minus all expenses and taxes. It is essential for assessing operational efficiency and the company's ability to generate profit.

- Net Debt: Looking at the indicator is very important to assess the Company's financial health, calculated by subtracting total debt from net assets. It helps to assess the company's ability to pay its short- and long-term debt.

- PRE-IFRS 16 Consolidated EBITDA (% of Net Sales - Stores opened until December/2023): Chosen to align closely with shareholder expectations, since this indicator measures the Company's operating profitability, excluding the effects of financial leasing. A useful metric for assessing the company's operating efficiency and cash generation capacity.

- ESG (Environmental, Social and Governance): ESG indicators are important for measuring the Company's performance in the environmental, social and governance spheres. Monitoring indicators such as the representation of women in leadership positions and total carbon emissions (scopes 1 and 2) is essential for assessing the company's social and environmental impact, as well as its corporate responsibility.

The Company remains engaged in the responsibility and commitment to operate based on ESG metrics, with a direct impact on the short-term variable compensation of its statutory officers.

Some of those indicators are strictly financial and the others are measurable factors that contribute to the Company's results and, therefore, are related to its financial performance.

- *Standard ILP*

With regard to the award of performance shares under the Standard ILP, performance indicators will be defined taking into account the following main purposes:

- to preserve the Company's relevance and position towards its peers in the cash & carry segment;
- to ensure the generation of sustainable value of the Company's business;
- to assure the long-term profitability of the Company's business; and
- To ensure an adequate level of profitability of the operations, preserving sound profit margin levels vis-à-vis the Company's track record.

In addition, in setting performance goals for each indicator the Board of Directors will be guided by the following principles:

- goals will be challenging with respect to the Company's historical performance; and
- goals will be defined in line with the budget and the strategic plan approved by the Board of Directors and there will be no adjustment or reduction in the goals during the measurement period, except in case of revisions to the budget and/or the strategic plan that distort the indicators and require an adjustment of the goals, in which case revision of the goals will aim at reflecting the revisions to the budget and the strategic plan, thus maintaining the initially sought purposes.

For 2025, the Board of Directors will use the following indicators for the officers' performance goals, in line with the Company's long-term strategy:

INDICATORS	WEIGHT	CONCEPT	DETERMINATION AND CALCULATION
INDICATOR 1: Operating Cash Flow (OCF)	35.0%	Represents all monetary inflows and outflows related to the Company's operations (core business). Does not include activities related to investments and financing.	OCF = Sales Inflows - Taxes on Products - Suppliers and General Expenses - Income Tax and Social Contribution
INDICATOR 2: Return on Invested Capital (ROIC)	35.0%	Measures the efficiency with which the company generates profits from the total capital invested in its business. Represented as percentages.	ROIC = NOPAT / (Total Working Capital Variation + Fixed Assets + Intangible Assets)
INDICATOR 3: Black People in Leadership Positions (ESG)	5.0%	Determines the representativeness of black employees in leadership positions (managers and above), compared to the total number of active leaders of the Company (managers and above).	Percentage of Black People in Leadership Positions = Total Black People in Leadership Positions / Total Employees in Leadership Positions

INDICATOR 4: Reduction of CO_2 emissions (ESG)	5.0%	Calculates the percentage of reduction in CO_2 emissions from Scope 1 (Carbon Footprint) and Scope 2 (Ton of CO_2 Equivalent).	Percentage of CO_2 Reduction = Goal Percentage of Reduction of CO_2 Emissions for the period × Percentage of Reduction of CO_2 Emissions in the period
INDICATOR 5: Formation of Successors	20.0%	Mapping, monitoring and developing staff members to be future successors of the Company's current executives.	Achievement of the Condition of Successor Formation: Number of Successors mapped for each Executive ≥ 1
	100.0%		

The selection of indicators was based on the following reasons:

- Operating Cash Flow (OCF): The OCF is a fundamental indicator to evaluate the Company's financial health, as it demonstrates its ability to generate cash from its operations, which is essential to assure the long-term financial feasibility and sustainability of the business.

- Return on Invested Capital (ROIC): ROIC is the key-metric for evaluating the efficiency of the Company's investments, as it demonstrates the ability to generate positive returns vis-à-vis the invested capital, providing valuable insights into the financial management and the creation of value for the shareholders.

- ESG (Environmental, Social and Governance): ESG indicators are important for measuring the Company's performance in the environmental, social and governance spheres. Monitoring indicators such as the representation of black people in leadership positions and total carbon emissions (scopes 1 and 2) is material to evaluate the Company's social and environmental impact, as well as its corporate liability.

- Formation of Successors: The condition of Formation of Successors reflects the Company's commitment to developing talented people and preparing leaders for its future. Formation of Successors is of paramount importance to assure the long term existence and success of the Company's business, stimulating a culture of learning and growth.

The other terms and conditions of the Standard ILP are described in item 8.4 of the Reference Form.

- *Executive Partner Program*

With respect to awards of performance shares under the Executive Partner Program, the final number of performance shares to which participants will be entitled will depend on the level of achievement of the Earnings Per Share ("EPS") goal at the end of the single vesting term (*cliff*) of 7 years, among the 3 levels of EPS goals.

The participant will be entitled to a target number of performance shares in accordance with the EPS goal achievement curve.

The EPS goal achievement curve will start at the minimum trigger corresponding to an EPS equal to or higher than IPCA + 20% p.a. The number of performance shares increases proportionally with the EPS CAGR, provided that, (i) for the CEO, the number of performance shares increases by 0.125% for each percentage point above the IPCA + 20% p.a. EPS, up to a maximum of 1.20% of the market cap; and (ii) each of the vice-president officers, the number of performance shares increases by 0.0125% for each percentage point, up to a maximum of 0.20% of the market cap. If the minimum trigger of the EPS goal

curve is not reached, the participant will lose the right to the performance shares.

The graph below shows how the Socio-Executive Program works:


Executive Partner Program
Evolution of EPS vs Distribution of % and shares issued by the Company
Program start trigger
EPS: IPCA + 20% p.y.
Maximum
1.6%
0.4%
0.4%
0.4%
0.4%
EPS growth
RETENTION
PERFORMANCE

The other terms and conditions of the Executive Partner Program are described in item 8.4 of the Reference Form.

(ii) reasons justifying the composition of the compensation

We took into account the challenging scenario of consistent accelerated growth and increase in market share for more than 10 consecutive years, the constant adjustments in the business governance model to assure the required transparency, reliability, agility and autonomy to maintain its growth pace, the implementation of new products and services for its differentiation and an extremely competitive market with many national and local *players*, which call for a constant quest for innovation and evolution of our business, as well as an alignment of its managers with the current and future challenges of the business, constituting a role model and example for other employees, with behaviors and attitudes that represent its culture and values.

Given this challenging scenario, we need to maintain an attractive compensation proposal for our business model. We are a growing company and we want to retain the best and most experienced professionals, preserve knowledge of the business and primarily of its strategies and to avoid losing strategic resources and talents in critical and high-impact positions in the Company.

(iii) existence of members not compensated by the issuer and the reason for such fact

One of the current directors does not receive any type of compensation on account of his/her position as a member of the Board of Directors, as he holds the position of Chief Executive Officer of the Company and is compensated for such office.

(d) existence of compensation supported by subsidiaries, controlled or direct or indirect controlling entities

Compensation of managers and committee members is exclusively borne by the Company.

(e) existence of any compensation or benefit linked to occurrence of a certain corporate event, such as the transfer of the issuer's corporate control

The Standard ILP and the Executive Partner Program establish conditions for accelerating the vesting of awards in the event of transactions of sale of control, acquisition of a relevant stake in the Company's capital, tender offer for going private purposes or delisting from the Novo Mercado, as detailed in the respective plans.

8.2. Total compensation recognized in the income statement for the last 3 fiscal years and that planned for the current fiscal year

Total compensation expected for the current fiscal year ending 12/31/2025 - Annual Amounts				
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Total**
Total number of members	7.00	4.00	3.00	14.00
Number of members receiving compensation	6.00	4.00	3.00	13.00
Clarification				
Annual fixed compensation				
Salary or *pro-labore*	7,022,610.00	12,833,411.00	661,713.00	20,517,733.00
Direct and indirect benefits	-	962,682.00	-	962,682.00
Participation in committees	3,667,860.00	-	-	3,667,860.00
Other fixed amounts	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation				
Bonus	-	-	-	-
Profit sharing	-	19,453,731.00	-	19,453,731.00
Attendance at meetings	-	-	-	-
Commissions	-	-	-	-
Other variable amounts	0	-	0	-
Description of other variable compensation	n/a	n/a"	n/a	n/a
Other compensation benefits				
Post-employment	0	0	0	0
Termination of office	0	0	0	0
Stock-based (including options)[8]	-	31,388,744.00	-	31,388,744.00
Total compensation	**10,690,470.00**	**64,638,567.00**	**661,713.00**	**75,990,750.00**
Note	In accordance with Annual Circular Letter 2025 CVM/SEP, the number of members of the Board of Directors, Statutory Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2025 CVM/SEP. The amounts disclosed in the table above with respect to "Stock-Based (including options)" include the estimated provision for 2025 related to the Executive Partner Program, in the amount of BRL 17,096,143.00. This amount refers to the maximum amount preliminarily estimated as appropriate, pursuant to CPC 10, for the			

[8] This table does not take into account the expense resulting from the Executive Member ILP, which is included in the agenda for the Shareholders' Special Meeting (EGM) to be held on April 26, 2024. If the Executive Partner Program is approved at such EGM, the corresponding expense resulting from the Executive Partner Program for 2024 will also be the subject of a resolution at that EGM and, therefore, will have already been approved by the shareholders. Accordingly, we inform in item 8.20 of this Form the estimated expense of the Executive Partner Program for 2024, as well as an alternative table to the above, which considers the expense resulting from the Executive Partner Program for 2024 in the estimated total compensation for 2024, which should be taken into account if the Executive Partner Program is approved at the aforementioned EGM.

	year ending December 31, 2025. The amount of BRL 17,096,143.00 is within the overall limit of the Executive Partner Program already approved at the Shareholders' Meeting held on April 26, 2024.

1. Total Compensation for the Fiscal Year ended 12/31/2024 - Annual Amounts				
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Total**
Total number of members	9.00	4.30	3.00	16.30
Number of members receiving compensation	8.00	4.30	3.00	15.30
Clarification				
Annual fixed compensation				
Salary or *pro-labore*	7,353,450.00	9,569,601.00	496,479.00	17,419,530.00
Direct and indirect benefits	0	577,976.00	0	577,976.00
Participation in committees	2,994,969.00	0	0	2,994,969.00
Other Fixed Amounts	0	0	0	0
Description of other fixed compensation	0	0	0	0
Variable compensation				
Bonus	0	0	0	0
Profit sharing	0	11,746,003.00	0	11,746,003 00
Attendance at meetings	0	0	0	0
Commissions	0.00	0.00	0.00	0.00
Other Variable Amounts	0.00	962,042.00	0.00	962,042.00
Description of other variable compensation	n/a	Amounts entered in the table above as "Description of other variable compensation" correspond to payments of the final installments of a long-term incentive program via cash payment	n/a	see "Note"
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	2,060,550.00	0.00	2,060,550.00
Stocke-based (including options)	0	22,452,571.00	0	22,452,571.00
Total compensation	**10,348,419.00**	**47,332,743.00**	**496,479.00**	**58,177,641.00**

Note	In accordance with Annual Circular Letter 2025 CVM/SEP, the number of members of the Board of Directors, Statutory Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2025 CVM/SEP. The amounts disclosed in the table above with respect to "Stock-Based (including options)" include the expense forecast for 2024 related to the Executive Partner Program, in the amount of BRL R$ 11,475,492.97.

2.

Total Compensation for the Fiscal Year ended 12/31/2023 - Annual Amounts				
	Board of Directors	**Statutory Executive Board**	**Fiscal Council**	**Total**
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	8.00	5.00	3.00	16.00
Annual fixed compensation				
Salary or *pro-labore*	7,595,571.92	8,846,932.72	456,960.00	16,899,464.64
Direct and indirect benefits	328,329.76	632,181,79	0.00	960,511.55
Participation in committees	1,886,667.00	0.00	0.00	1,886,667.00
Other Fixed Amounts				
Description of other fixed compensation	see "Note"	n/a	n/a	see "Note"
Variable compensation				
Bonus	0.00	4,889,677.91	0.00	4,889,677.91
Profit sharing	0.00	11,887,898.21	0.00	11,887,898.21
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	10,017,366.38	0.00	10,017,366.38
Description of other variable compensation	n/a	see "Note"	n/a	see "Note"
Other compensation benefits				
Post-employment	0.00	0,00	0.00	0.00
Termination of office	0.00	0,00	0.00	0.00
Stock-based (including options)	7,996,365,00	10,886,647,38	0.00	18,883,012,38
Total compensation	**17,806,933.32**	**47,160,704.39**	**456,960.00**	**65,424,597.72**
Note	In accordance with Annual Circular Letter 2025 CVM/SEP, the number of members of the Board of Directors, Statutory Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2025 CVM/SEP. Amounts disclosed in the "Bonus" line			

correspond to short-term incentives via cash payments. Amounts disclosed in the above table under "Description of other variable compensation" correspond to payment under a long-term incentive program via cash payment. Amounts disclosed in the above table under "Stock-based (including options)" for the Board of Directors refer to accounting effects of acceleration of the vesting of stock-based payments specifically awarded to former members of the old Board of Directors, who served their terms from January to April, 2023. Amounts disclosed in the above table under "Stock-based (including options)" refer to the *pro rata* accounting of awards made in previous fiscal years and of the award of phantom shares to take place in 2023.

3. Total Compensation for the Fiscal Year ended 12/31/2022 - Annual Amounts

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	7.83	5.00	3.00	15.83
Annual fixed compensation				
Salary or *pro-labore*	13,258,236.00	7,590,036.00	584,180.00	21,411,600.00
Direct and indirect benefits	2,355,227.00	526,061.00	0.00	2,881,288.00
Participation in committees	0.00	0.00	0.00	0.00
Other Fixed Amounts	0.00	0.00	0.00	0.00
Description of other fixed compensation	0.00	0.00	0.00	0.00
Variable compensation				
Bonus	14,421,250.00	23,500,616.00	0.00	37,921,866.00
Profit sharing	0.00	18,637,276.00	0.00	18,637,276.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other Variable Amounts	0.00	1,744,140.00	0.00	1,744,140.00
Description of other variable compensation	n/a	see "Note"	n/a	see "Note"
Other compensation benefits				
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including options)	5,804,604.00	7,116,663.00	0.00	12,921,267.00
Total compensation	**35,839,317.00**	**59,114,792.00**	**584,180.00**	**95,538,289.00**

Note	In accordance with Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Directors, Statutory Executive Board and Fiscal Council was determined according to the annual average of the number of members of each such body, calculated monthly, to two decimal places. Amounts disclosed in the above table with respect to "Salary or *pro labore*" do not include labor charges incumbent upon the Company, pursuant to Annual Circular Letter 2023 CVM/SEP. Amounts disclosed in the above table under "Description of other variable compensation" correspond to payment under a long-term incentive program via cash payment.

8.3. Variable compensation for the last 3 fiscal years and that planned for the current fiscal year

–

Variable compensation planned for the current fiscal year ending 12/31/2025

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	7.00	4.00	3.00	14.00
Number of members receiving compensation	0.00	4.00	0.00	4.00
Clarification				
Bonus				
Minimum amount provided for in the compensation plan	0	0	0	0
Maximum amount provided for in the compensation plan	0	0	0	0
Amount provided for in the compensation plan if goals are met	0	0	0	0
Profit sharing				
Minimum amount provided for in the compensation plan	0	0	0	0
Maximum amount provided for in the compensation plan	0	BRL 19,453,731.00	0	BRL 19,453,731.00
Amount provided for in the compensation plan if goals are met	0	BRL 12,969,154.00	0	BRL 12,969,154.00

Variable compensation - fiscal year ended 12/31/2024

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	9.00	4.30	3.00	16.30
Number of members receiving compensation	0.00	4.30	0.00	4.30
Clarification				
Bonus				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if goals are met	0.00	0.00	0.00	0.00
Amount effectively recognized in the income statement	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	BRL 18,544,579,00	0.00	BRL 18,544,579.00
Amount provided for in the compensation plan if goals are met	0.00	BRL 12,363,052.50	0.00	BRL 12,363,052.50
Amount effectively recognized in the income statement	0,00	BRL 11,746,003.00	0,00	BRL 11,746,003.00

Variable compensation - fiscal year ended 12/31/2023

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	0.00	5.00	0.00	16.00
Clarification		The amount reported in the field "Amount effectively recognized in the result for the year" is higher than the amount in the field "Amount provided for in the compensation plan, if goals are met" because the results achieved were higher than 100% of the goal set.		
		Bonus		
Minimum amount provided for in the compensation plan	0.00	0,00	0,00	0,00
Maximum amount provided for in the compensation plan	0.00	BRL 12,484,760.00	0.00	BRL 12,484,760.00
Amount provided for in the compensation plan if goals are met	0.00	BRL 12,484,760.00	0.00	BRL 12,484,760.00
Amount effectively recognized in the income statement	0.00	BRL 4,889,677.91	0.00	BRL 4,889,677.91
		Profit sharing		
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	BRL 14,887,295.00	0.00	BRL 14,887,295.00

Amount provided for in the compensation plan if goals are met	0.00	BRL 11,066,308.50	0.00	BRL 11,066,308.50
Amount effectively recognized in the income statement	0.00	BRL 11,887,898.21	0.00	BRL 11,887,898.21

Variable compensation - fiscal year ended 12/31/2022

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of members receiving compensation	7.83	5.00	3.00	15.83
Clarification	The amount reported in the "Amount effectively recognized in the result of the fiscal year" field is higher than the amount in the "Amount provided for in the compensation plan, if the goals are met" field, because the results achieved were higher than 100% of the established goal.	The amount reported in the "Amount effectively recognized in the result of the fiscal year" field is higher than the amount in the "Amount provided for in the compensation plan, if the goals are met" field, because the results achieved were higher than 100% of the established goal.		
		Bonus		
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	BRL 14,421,250.00	BRL 25,244,756.00	0.00	BRL 39,666,006.00
Amount foreseen in the compensation plan if the goals were met	BRL 13,817,500.00	BRL 11,682,051.00	0.00	BRL 25,499,551.00
Amount	BRL	BRL 25,244,756.00	0.00	BRL

effectively recognized in the income statement	14,421,250.00			39,666,006.00
Profit sharing				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	BRL 19,875,822.22	0.00	BRL 19,875,822.22
Amount foreseen in the compensation plan if the goals were met	0.00	BRL 9,937,911.11	0.00	BRL 9,937,911.11
Amount effectively recognized in the income statement	0.00	BRL 18,637,276.00	0.00	BRL 18,637,276.00

8.4. Stock-Based Payment Plans for the Board of Directors and Statutory Executive Board, in force in the last fiscal year and planned for the current fiscal year

The Company's stock-based incentive plans and programs are described below:

(a) general terms and conditions

Options Plans

On December 31, 2020, the Company's shareholders approved at a Extraordinary Meeting (i) the Stock Option Plan and its related standard award agreement ("Option Plan"); and (ii) the Stock Option Compensation Plan and its related standard award agreement ("Option-Based Compensation Plan" and, with the Option Plan, the "Option Plans").

Additionally, as a result of the spin-off described in item 1.1 of this Reference Form, the Company's managers are still entitled to awards made under the plans of Companhia Brasileira de Distribuição ("GPA"), namely the Stock Option Plan ("GPA Option Plan") and the Stock Option Compensation Plan ("GPA Compensation Plan" and, with the GPA Option Plan, the "GPA Plans"), approved at the Extraordinary Meeting of GPA's Shareholders held on May 9, 2019, and amended at the Annual Extraordinary General Meeting held on April 24, 2015 and April 25, 2019 and at the Extraordinary Meeting held on December 30, 2019. In the fiscal year ended December 31, 2022, options granted by GPA under Series B7 of the GPA Compensation Plan and Series C7 of the GPA Option Plan were in force. For information on GPA's Plans, see item 8.4 of GPA's Reference Form.

Options Plans are managed by the Company's Board of Directors, which instituted the Human Resources, Culture and Compensation Committee ("Committee") to advise it on the management of the Options Plans, among other matters.

Each series of stock option awards under the Option-Based Compensation Plan is assigned letter "B" followed by a number and, under the Option Plan, letter "C" followed by a number. In the fiscal year ended December 31, 2024, options granted under Series B8, C8, B9 and C9 of the Option Plans were in force.

It should be noted that participation in the Option Plans does not interfere with sums to which the participant is entitled as a manager of the Company, such as salary, fees, *pro-labore*, benefits, profit sharing and/or any other advantage or compensation.

As of April 26, 2024, the Option Plans will were discontinued, so that no new stock options were or will be awarded under the Option Plans.

Award of Phantom Shares

Exclusively for the 2023 year, the Company awarded phantom shares to members of the Executive Board, which represent the right to receive the value of a certain number of shares issued by the Company on the dates of *vesting*, with payment in cash to the beneficiary.

Each of the awarded phantom shares represents the right to receive, in cash, an amount equal to the average price of one (1) share of the Company in the 20 trading sessions immediately preceding each date of vesting, provided that the beneficiary is working with the Company on such date of vesting.

In addition to the vesting cycle, the right to phantom shares will depend on the achievement of performance goals (ESG and Operating Cash Flow metrics), to be verified on each vesting date, of which (i) 50% shall be intended for retention of the executives (*vesting*) and (ii) 50% shall result from performance indicators. Performance indicators consist of ESG metrics (people with disabilities, renewable energy matrix and women in leadership), with a 30% weight, and an Operating Cash Flow

indicator as a percentage of net revenue, with a 70% weight. The 50% resulting from achievement of the performance indicators will have goals defined for each vesting date and failure to achieve them in the 3rd or 4th may be offset by the achievement in the following year or both in the 5th year. Achievement of goals is linked to a 10% absolute variation range.

In addition, the award of phantom shares will be replaced with the right to receive Company's shares under the Standard ILP, maintaining the same economic conditions and the original vesting periods, so that the only material change will be that phantom shares will now be settled in Company's shares and no longer in cash.

Standard ILP

The purpose of the Standard ILP approved at the 2024 AEGM is to allow the awarding of restricted shares and performance shares to the Company's officers, as well as to any other employees that may be selected to participate in the plan.

Awards granted under the Standard ILP shall be made in the following proportions: (i) 30% of each officer's award shall be conditioned solely upon the officer's compliance with the condition of permanence during the vesting period (restricted shares - time vesting), and (ii) 70% of each officer's award shall be conditioned, in addition to compliance with the vesting period, upon achievement of certain performance goals (performance shares - performance vesting), with an achievement and payment curve of 90% to 110% of the goal sum of shares, assuming the established goal-goals.

Regarding the Company's Chief Executive Officer (CEO), (i) 30% of his/her award (consisting of restricted shares – time vesting) will be subject to a vesting period of up to 5-years, with a 33% partial release in the 3rd year, 33% in the 4th year and 34% in the 5th year; and (ii) 70% of his/her award (consisting of performance shares – performance vesting) will be subject to a single 5-year vesting period (*cliff*), upon expiration of which the percentage of achievement of the established goal-goals shall be verified.

For the other officers, there will be a single 3-year vesting period (*cliff*), both for the 30% of their award (consisting of restricted shares - time vesting) and for the 70% of their award (consisting of performance shares - performance vesting). At the end of the 3rd year, the percentage of achievement of the established goal-goals shall be verified.

The market value of each awarded share was measured based on the share price on the award date, reduced by the estimated discount due to the restriction on transfer after the vesting period.

The Company determined the estimated number of shares that the officers will be entitled to with respect to the variable portion of the plan based on result forecasts, in line with the business assumptions and, at each end of the period, the estimate will be adjusted in line with those forecasts. In the 2024 fiscal year, the amount recorded in the result for the period was BRL 2,383,349.00.

Executive Partner Program

The purpose of the Executive Partner Program approved at the 2024 AEGM is the single and discretionary grant to the Chief Executive Officer, the Commercial and Logistics Vice-President Officer and the Operations Vice-President Officer of the right to receive Company's shares, with the following characteristics:

(i) The CEO will be granted a right to receive up to 1.5% of the total number of shares in the Company's capital stock, of which (1) 0.3% of the capital stock composed of restricted shares (retention), with vesting of 0.09% of the capital stock in the 5th year and 0.21% of the capital stock in the 7th year; (2) up to 1.2% of the capital stock composed of performance shares, with

a single 7-year vesting (*cliff*) combined with achievement of the performance condition measured by *Earnings per Share* ("EPS"). The right to performance shares may vary from 0% to 1.2% of the capital stock, depending on the level of achievement of the performance goals. Shares so received remain subject to a 3-year lock-up period years.

(ii) Each of the Vice-President Officers will be granted a right to receive up to 0.25% of the total number of shares in the Company's capital stock, of which : (1) 0.05% of the capital stock composed of restricted shares (retention), with vesting of 0.015% of the capital stock in the 5th year and 0.035% of the capital stock in the 7th year; (2) up to 0.2% of the capital stock composed of performance shares, with a single 7-year vesting (*cliff*) period cumulated with achievement of the performance condition measured by EPS. The right to performance shares may vary from 0% to 0.2% of the capital stock, depending on the performance goal achievement curve. The curve starts with a minimum growth of IPCA + 20% p.a. for the EPS. Shares so received remain subject to a 3-year lock-up period.

Under the Executive Partner Program, on May 1, 2024, the Company granted to plan participants the right to receive up to 27,036,664 Company's shares, corresponding to up to 2% of the total number of shares issued by the Company on the date of approval of the Executive Partner Program, adjusted as provided for in the Executive Program, with the following characteristics:

(i) 0.40% will be composed of restricted shares, the right to which will only be acquired if the participants in the Executive Partner Program remain linked to the Company as Managers, being: i) 30% on the first vesting date (5 years from the date of grant) and ii) 70% on the second vesting date (7 years from the date of grant); and

(ii) up to 1.60% will be composed of performance shares, the right to which will only be acquired if the following conditions are cumulatively met:

- participants in the Executive Partner Program remain linked to the Company as managers until the second vesting date; and
- the performance goals are achieved on the second vesting date, as ascertained and calculated in accordance with the terms and conditions set out below.

Performance Shares

The final number of performance shares that participants in the Executive Partner Program will be entitled to will depend on the level of achievement of the Earnings Per Share ("EPS") as per increase of the Compound Annual Growth Rate ("CARG") accumulated EPS during the assessment period, according to the achievement curve.

The EPS goal achievement curve will begin at the minimum milestone corresponding to an accrued EPS equal to or higher than IPCA + 20% p.a. Starting from the minimum milestone of IPCA + 20% p.a., the percentage of the total number of shares issued by the Company to which the Executive Partner Program participants will be entitled will increase *pro rata* to the increase in the accrued EPS CAGR, up to a limit of 1.60% of the total number of shares issued by the Company. If the minimum milestone of the EPS goal curve is not reached, the performance condition will be deemed as not having been satisfied.

The achievement curve of the EPS performance will be ascertained considering the period between may 1st, 2024 and may 1st, 2031, except in the following cases, wherein the proportional period will be considered, as provided for in the Executive Program:

- Involuntary Departure between the First and the Second Vesting Date;
- Disposition of Control and Relevant Acquisition; and
- Going Private and delisting from the Novo Mercado segment.

The Finance Committee, the Audit Committee and the People, Culture and Compensation Committee are responsible for calculating and verifying compliance with the performance goals.

The shares (both the restricted shares and the performance shares) will be transferred to the participants through delivery of shares held in treasury by the Company.

Additional Shares

Participants in the Executive Partner Program will be entitled to receive the amount per share of dividends, interest on the shareholders' equity or other proceeds paid by the Company to its shareholders between the date of grant and the date of receipt of such shares, which amount will be paid in shares ("Additional Shares").

The Additional Shares will be calculated by multiplying the value per share distributed as proceeds by the number of shares that participants in the Executive Partner Program will be entitled to receive on each date of payment of proceeds, divided by the share price at the end of the trading session at B3 on the day immediately preceding the date on which the Company's shares began to be traded *ex-dividend*.

The Additional Shares will be added to the awarded target number (whether restricted shares or performance shares) and will be subject to the same terms and conditions applicable to restricted shares and performance shares, being transferred to the participant under the same terms and conditions and upon fulfillment of the applicable conditions.

All shares that may be received by participants of the Executive Partner Program within the scope of that program shall be subject to a *lock-up* period of 3 years counted from the date of receipt of the shares, unless otherwise determined by the Board of Directors in the events of departure of the participant.

(b) date of approval and incumbent management body

The Option Plans were approved by the Company's shareholders at the Extraordinary Meeting held on December 31, 2020.

The award of phantom shares was approved by the Board of Directors at a meeting held on June 4, 2023 as well as by the Extraordinary Meeting held on July 14, 2023.

The Standard ILP and the Executive Partner Program were approved by the Company's shareholders at the Extraordinary Meeting held on April 26, 2024.

(c) maximum number of shares involved

Options Plans

Stock options granted pursuant to the Option Plans may confer acquisition rights in a number of shares not exceeding 2% of the total number of common shares issued by the Company, with respect to the Option Plans. The total number of shares issued or issuable pursuant to the Option Plans is subject to adjustments by virtue of stock splits, reverse stock splits and bonuses.

As aforementioned, in 2024 the Option Plans were discontinued for the members of the Board of Directors and for the Company's employees, so that no new stock options will be granted under the Option Plans.

Award of Phantom Shares

The award of phantom shares does not provide for actual delivery of the Company's shares.

Standard ILP

The maximum number of shares that may be delivered under the Standard ILP corresponds to 1,5% of the total number of shares representing the Company's aggregate capital stock as of the date of each award, subject to any adjustments by virtue of stock splits, reverse stock splits and bonuses and other events provided for in the Standard ILP.

Executive Partner Program

The maximum number of shares that may be delivered under the Executive Partner Program corresponds to up to 2% of the total number of shares representing the Company's aggregate capital stock as of the date of approval of the Executive Partner Program, subject to the adjustments provided for in the Executive Partner Program.

(d) maximum number of options to be granted

Options Plans

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plans, as described in item (c) above.

Each stock option will entitle the Participant to subscribe for or acquire one (1) common share issued by the Company.

Award of Phantom Shares

Not applicable, since the award of phantom shares does not provide for the grant of options.

Standard ILP

Not applicable, since the Standard ILP does not provide for the granting of options.

Executive Partner Program

Not applicable, since the Executive Partner Program does not provide for the grant of options.

(e) conditions for the acquisition of shares

Options Plans

Options awards were formalized by the execution of award agreements by and between the Company and the relevant participants, which specify the total number of shares subject to the relevant options, the term and conditions for effective vesting of the options, the conditions for the exercise of options, the acquisition price and the conditions of payment, with due regard to the provisions of the Option Plans, as applicable.

For purposes of the Option Plans, the date of the committee resolution on the series of option awards shall be the date on which the options shall be deemed awarded to the relevant participants, provided that the Participant, agrees to join the Option Plans, as applicable, even if on a date subsequent to the date of the committee's resolution, by means of formalization of the Stock Option Agreement ("Award Date").

Participants willing to exercise their stock options must notify the Company in writing of their intention to do so during the Exercise Period (as defined in item (i) below), indicating the number of options they wish to exercise. Such notice shall use the exercise form template attached to the respective Stock Option Agreement ("Option Exercise Form").

The participant may exercise his/her stock options in whole or in part, on one or more occasions, provided that for each exercise he/she submits the corresponding Option Exercise Form during the Exercise Period.

Award of Phantom Shares

As mentioned above, the phantom shares will be subject to a total vesting period of 5 years, with partial vesting starting from the 3rd year, as follows: 20% in the 3rd year, 20% in the 4th year, and 60% in the 5th year.

Furthermore, the right to the virtual shares will be conditioned to the following conditions: (i) 50% of the grant will be conditioned solely to the Directors' continued employment with the Company, with the aim of retaining executives, and (ii) 50% of the grant will be conditioned to the achievement of performance indicators. The performance indicators will consist of ESG metrics (people with disabilities, renewable energy matrix, and women in leadership), with a weight of 30%, and an Operating Cash Flow indicator as a percentage of net revenue, with a weight of 70%.

Standard ILP

The awards made under the Standard ILP will be done in the following proportion: (i) 30% of the granted right will consist of restricted shares, with the actual transfer of shares to participants only occurring upon fulfillment of a 3-year single vesting period (cliff) (except for the award to the CEO, which will have a differentiated vesting period as indicated below); and (ii) 70% of the granted right will consist of performance shares, with the actual transfer of shares to participants only occurring upon fulfillment of a 3-year single vesting period (cliff) combined with the achievement of performance targets established by the Board of Directors, with the final quantity of performance shares that participants will be entitled to depending on the degree of achievement of such targets at the end of a 3-year single vesting period (cliff), which may vary from 90% to 110% of the target quantity of shares (with the target quantity of shares assuming the achievement of 100% of the targets).

Exclusively for the Company's CEO, (i) 30% of the granted right will consist of restricted shares, with the actual transfer of shares only occurring upon fulfillment of 5-year single vesting period (cliff), with partial vesting of 33% in the 3rd year, 33% in the 4th year, and 34% in the 5th year; and (ii) 70% of the granted right will consist of performance shares, with the actual transfer of shares only occurring upon fulfillment of a 5-year single vesting period (cliff) combined with the achievement of performance

targets established by the Board of Directors, with the quantity of performance shares that the CEO will be entitled to also depending on the degree of achievement of such targets at the end of a 5-year single vesting period (cliff), which may vary from 90% to 110% of the target quantity of shares."

Executive Partner Program

Awards within the scope of the Executive Partner Program shall be made in the following proportion:

(i) The Chief Executive Officer will be granted the right to receive up to 1.5% of the total number of shares in the Company's capital stock, of which: (i) 0.3% of the capital stock composed of restricted shares, provided that actual transfer of the shares shall only occur upon fulfillment of a total 7-year vesting period, with partial vesting of 30% of the right to receive the restricted shares, equivalent to 0.09% of the capital stock, in the 5th year and the remaining balance of 70%, equivalent to 0.21% of the Capital stock, vesting in the 7th year; and (ii) up to 1.2% of the capital stock composed of performance shares, provided that actual transfer of the shares shall only occur upon fulfillment of a 7-year single vesting period (cliff) combined with achievement of the performance condition, which will be based on the EPS indicator. The right to performance shares may vary from 0% to 1.2% of the capital stock, depending on the level of achievement of the performance goals.

(ii) The Chief Commercial and Logistics Vice-President Officer and the Chief Operations Vice-President Officer shall each be granted up to 0.25% of the total number of shares in the Company's capital stock: (i) 0.05% of the capital stock composed of restricted shares, provided that actual transfer of the shares shall only occur upon fulfillment of a total 7-year vesting period, with partial vesting of 30% of the right to receive the restricted shares, equivalent to 0.015% of the capital stock, in the 5th year and the remaining balance of 70%, equivalent to 0.035% of the capital stock, vesting in the 7th year; and (ii) up to 0.2% of the capital stock composed of performance shares, provided that actual transfer of the shares shall only occur upon fulfillment of a 7-year single vesting period (cliff) combined with achievement of the performance condition based on the EPS. The right to performance shares for each participant may vary from 0% to 0.2% of the capital stock, depending on the level of achievement of the performance goals.

The final number of performance shares that the participants shall be entitled to receive will depend on the level of achievement of the EPS goal at the end of the 7-year single vesting period (*cliff*), in accordance with the achievement curve.

The participant will be entitled to a target-number of performance shares in accordance with the EPS goal achievement curve.

The EPS goal achievement level will start at a minimum trigger corresponding to an EPS equal to or higher than IPCA + 20% p.a. Starting from the IPCA + 20% p.a. minimum trigger, the percentage of the total number of shares issued by the Company to which the Participant will be entitled will increase *pro rata* to the CAGR increase in EPS, provided that (i) the Chief Executive Officer, for each percentage point above the EPS of IPCA + 20% p.a., he/she will be granted an additional 0.125 p.p., up to a maximum of 1.20% of the total number of shares issued by the Company; and (ii) each of the vice-president officers, for each percentage point above the EPS of IPCA + 20% p.a., each one will have an additional 0.0125 p.p., up to a maximum of 0.20% of the total number of shares issued by the Company. If the EPS goal curve minimum trigger is not reached, the participant will lose the right to the performance shares

(f) criteria for setting the acquisition or exercise price

Options Plans

The exercise price of each stock option granted under the Option-Based Compensation Plan shall be of BRL 0.01 (one cent).

The exercise price of each stock option for each series granted under the Stock Option Plan shall be 80% (eighty percent) of the average closing price of trades in the Company's common shares in the last twenty (20) trading sessions of B3 S.A. - Brasil, Bolsa, Balcão - preceding the date of the call for the meeting of the committee that resolves on the grant of options of that series.

Grant of Phantom Shares

Not applicable, since phantom shares will originally be settled in cash, without any financial consideration from the participants.

Standard ILP

Not applicable. If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants by means of a private transaction pursuant to the applicable legislation.

Executive Partner Program

Not applicable. If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants by means of a private transaction pursuant to the applicable legislation.

(g) criteria for setting the acquisition or exercise term

Options Plans

The options granted under the Option Plans shall not be exercisable for a period of thirty-six (36) months counted from the Award Date and may only be exercised in the period starting on the first day of the thirty-seventh (37th) month counted from the Award Date and ending on the last day of the forty-second (42nd) month counted from the Award Date, except in the event of acceleration pursuant to item (n) and applicable sub-items below or as authorized by the committee pursuant to the Option Plans.

- ***Grant of Phantom Shares***

Phantom shares are subject to a 5-year total vesting period, with partial vesting from the 3rd year onwards, as follows: 20% in the 3rd year, 20% in the 4th year and 60% in the 5th year.

Standard ILP

For the Company's Chief Executive Officer, (i) 30% of his/her award consisting of restricted shares - time vesting will be subject to a 5-year vesting period, with partial releases of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year; and (ii) 70% of its award composed of performance shares - performance vesting will be subject to a 5-year single vesting period (*cliff*), at the end of which the percentage of achievement of the established goal-goals will be verified.

The other officers will be subject to a 3-year single vesting period (*cliff*), both for the 30% of their award composed of restricted shares - time vesting and for the 70% of their award composed of performance

shares - performance vesting. At the end of the 3rd year, the percentage of achievement of the established goal-goals will be verified with respect to the performance shares.

Executive Partner Program

For the Executive Partner Program, there will be vesting periods of 5 and 7 years, as follows:

(i) The Chief Executive Officer will be granted the right to receive up to 1.5% of the total number of shares in the Company's capital stock, of which: (i) 0.3% of the capital stock composed of restricted shares, provided that actual transfer of the shares shall only occur upon fulfillment of a total 7-year vesting period, with partial vesting of 30% of the right to receive the restricted shares, equivalent to 0.09% of the capital stock, in the 5th year and the remaining balance of 70%, equivalent to 0.21% of the Capital stock, vesting in the 7th year; and (ii) up to 1.2% of the capital stock composed of performance shares, provided that actual transfer of the shares shall only occur upon fulfillment of a 7-year single vesting period (cliff), linked to achievement of the performance condition, which will be based on the EPS indicator. The right to performance shares may vary from 0% to 1.2% of the capital stock, depending on the level of achievement of the performance goals.

(ii) The Chief Commercial and Logistics Vice-President Officer and the Chief Operations Vice-President Officer shall each be granted up to 0.25% of the total number of shares in the Company's capital stock: (i) 0.05% of the capital stock composed of restricted shares, provided that actual transfer of the shares shall only occur upon fulfillment of a total 7-year vesting period, with partial vesting of 30% of the right to receive the restricted shares, equivalent to 0.015% of the capital stock, in the 5th year and the remaining balance of 70%, equivalent to 0.035% of the capital stock, vesting in the 7th year; and (ii) up to 0.2% of the capital stock composed of performance shares, provided that actual transfer of the shares shall only occur upon fulfillment of a 7-year single vesting period (cliff) linked to achievement of the performance condition based on the EPS. The right to performance shares for each participant may vary from 0% to 0.2% of the capital stock, depending on the level of achievement of the performance goals

(h) manner of settlement

Options Plans

Up to the thirtieth (30th) day of the month in which it receives the Option Exercise Form, the Company shall inform to the relevant Participant: (i) the total exercise price to be paid, resulting from multiplying the Exercise Price by the number of options informed by the Participant in the Option Exercise Form; (ii) the date of delivery to the Participant of the shares subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the relevant options by the Board of Directors, within the authorized capital pursuant to the Company's Bylaws, upon receipt of the Option Exercise Form; (iii) the number of shares to be delivered to the Participant; and (iv) the term within which the Participant must pay the total exercise price, in local currency, by means of discount applied to the Participant's payroll, provided that the deadline will always be the tenth (10th) day preceding the Share Acquisition Date.

- ***Award of Phantom Shares***

Phantom shares will be settled in cash, without financial consideration from the participants, through a private transaction pursuant to the applicable legislation.

Standard ILP

If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants, through a private transaction pursuant to the applicable legislation.

Executive Partner Program

If the conditions for receiving the shares (whether restricted shares or performance shares) are met, the Company will transfer those treasury shares without financial consideration from the participants, through a private transaction pursuant to the applicable legislation.

(i) restrictions on the transfer of shares

Options Plans

The Compensation Plan does not provide for restrictions on the transfer or circulation of shares obtained from the exercise of options, with due regard to the Board of Directors' attribution to establish such restrictions in the award agreements as it deems necessary.

For a period of one hundred and eighty (180) days from the date of payment, Participants will be prevented from directly or indirectly selling, assigning, exchanging, disposing of, transferring, conferring to the capital of another company, granting an option or entering into any act or agreement that directly or indirectly results or may result in the disposition, for consideration or free of charges, of all or any of the shares acquired through the exercise of the stock option under the Option Plan.

- ***Award of Phantom Shares***

Not applicable, there are no restrictions on the transfer of shares.

Standard ILP

Not applicable, there are no restrictions on the transfer of shares.

Notwithstanding the aforesaid, Stock Ownership Guidelines (SOG) were approved, the purpose of which is to establish certain guidelines regarding maintenance by managers of full and legitimate ownership of and title to a certain minimum number of shares issued by the Company, aiming at an alignment of the long-term interests of managers with those of the Company's shareholders and encouraging decision-making that seeks the generation of sustainable value.

Pursuant to such policy, (i) the Company's Chief Executive Officer shall hold shares in a number equivalent to 5 times his respective fixed annual compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), and has a period of 5 years for reaching 100% of such number; (ii) the other Statutory Officers shall hold shares in a number equivalent to 3 times their respective fixed annual compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), and have a period of 5 years to reach 100% of such number.

Executive Partner Program

Participants may only transfer, trade, assign, lease, encumber and/or otherwise transfer ownership or title to the shares received pursuant to the Executive Partner Program after three (3) years counted from the date of receipt of the shares, with due regard to the right to transfer such shares within the scope of succession planning to vehicles held by the participants and/or their heirs and unless otherwise provided for by the Board of Directors.

Notwithstanding the aforesaid, stock ownership guidelines were approved, the purpose of which is to establish certain guidelines regarding maintenance by managers of full and legitimate ownership of and title to a certain minimum number of shares issued by the Company, aiming at an alignment of the long-term interests of managers with those of the Company's shareholders and encouraging decision-making that seeks the generation of sustainable value.

Pursuant to such policy, (i) the Company's Chief Executive Officer shall hold shares in a number equivalent to 5 times his respective fixed annual compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), and has a period of 5 years for reaching 100% of such number; (ii) the other Statutory Officers shall hold shares in a number equivalent to 3 times their respective fixed annual compensation, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), and have a period of 5 years to reach 100% of such number.

(j) criteria and events that, when verified, shall cause suspension, amendment or termination of the plan

Options Plans

Options granted pursuant to the Option Plans shall be automatically extinguished, and all their effects shall cease as a matter of law, in the following events:

(i) upon their full exercise, as provided for in item 6 of the relevant Option Plan;

•

(ii) upon expiration of the option term;

•

(iii) upon termination of the award agreement;

•

(iv) if the Company is dissolved, liquidated or suffers a decree of bankruptcy; or

•

(v) in the events provided for in the Option Plans, subject to any specific conditions that the committee may establish for certain Participants.

In the event of any change in the number, type and class of shares existing on the date of approval of the Option Plans resulting from bonuses, stock splits, reverse splits, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, it shall be incumbent upon the committee to make the corresponding adjustment to the number and class of shares subject to the awarded options and their respective exercise price, in order to avoid distortions in the application of the Option Plans.

•

Award of Phantom Shares

Phantom shares shall be automatically extinguished, and all their effects shall cease as a matter of law, in the following events:

(i) upon settlement in cash or in shares;

•

(ii) upon expiration of the phantom shares term, pursuant to the award agreement;

•

(iii) upon termination of the award agreement; and

•

(iv) in of the events of Participant's departure, as provided for in the award agreement.

In the event of any change in the number, type and class of shares existing on the date of approval of the Option Plans resulting from bonuses, stock splits, reverse splits, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, it shall be incumbent upon the Committee to make the corresponding adjustment to the number and class of shares phantom shares, as applicable.

Standard ILP

•

The Standard ILP shall remain in force for an indefinite period, but may be terminated at any time by resolution of the General Meeting.

The right to receive the shares awarded under the Standard ILP shall be automatically extinguished, and all their effects shall cease as a matter of law, in the following events:

(i) upon termination of the award agreement;

(ii) if the Company is dissolved, liquidated or suffers a decree of bankruptcy; or

(iii) in any of the events of Participant's departure provided for in the Standard ILP.

In the event (i) that the Company engages in corporate restructuring transactions, such as transformation, incorporation, merger, spin-off and incorporation of shares; and/or (ii) of transfer of an interest in the capital of any of the Company's Controlled Entities, the Board of Directors and the companies involved in such transactions may determine, at their discretion and without prejudice to other measures decided in equity: (a) the replacement of restricted shares or performance shares with shares, quotas or other securities issued by the Company's successor entity; (b) acceleration of the vesting period, in order to ensure the inclusion of the corresponding shares in the relevant transaction; and/or (c) replacement, in whole or in part, of the right to the shares with a cash payment.

Should the number, type and/or class of the Company's shares existing on the date of approval of this Plan be changed as a result of splits or reverse splits, primary issuances of shares or other events affecting the capital structure, such as capital increases or reductions, bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of Shares subject to this plan and the awards granted pursuant to this plan will be automatically adjusted. Such adjustments are intended to preserve the proportionality and principles of the Plan, maintaining its correct operation and the incentives as originally contemplated.

The Standard ILP and the Executive Partner Program establish conditions for accelerating the vesting of awards in the event of transactions of sale of control, acquisition of a relevant stake in the Company's capital, a tender offer for going private purposes or delisting from the Novo Mercado, as detailed in the respective plans.

•

Executive Partner Program

•

The Executive Partner Program was effective as of the date of its approval by the General Meeting in 2024 and will remain in force until the rights and obligations set out in the Plan are fully complied with.

The Plan establishes conditions for accelerating the vesting of awards in the event of a sale of control, acquisition of a relevant stake in the Company's capital, a tender offer for going private purposes or delisting from the Novo Mercado, as detailed in the Plan.

The Executive Partner Program will not prevent (i) the Company from engaging in corporate restructuring transactions, such as transformation, incorporation, merger, spin-off and incorporation of shares; and/or (ii) of transfer of an interest in the capital of any of the Company's Controlled Entities. The Board of Directors and the companies involved in such transactions may determine measures decided in equity for the proper operation of the Plan, provided that with respect to performance goals, the following events may result in an adjustment to the manner in which they are ascertained, in order to neutralize the effects of such transactions and maintain the purpose set out in the plan:

- (i) Merger of the Company;
- (ii) Incorporation by the Company of other company(ies) or of shares issued by other company(ies);
- (iii) Spin-off of the Company, with the transfer of relevant assets to another company or constitution of another company;
- (iv) Acquisition, directly or indirectly, by the Company of other relevant company(ies) and/or assets.

Should the number, type and/or class of the Company's shares existing on the date of approval of this Plan be changed as a result of splits or reverse splits, primary issuances of shares or other events affecting the capital structure, such as capital increases or reductions, bonuses, conversion of shares of one type or class into another or conversion into shares of other securities issued by the Company, the number of Shares subject to this plan and the awards granted pursuant to this plan will be automatically adjusted. Such adjustments are intended to preserve the proportionality and principles of the Plan, maintaining its correct operation and the incentives as originally contemplated.

(k) effects of the manager's departure from the issuer's management bodies on his/her rights provided for in the stock-based compensation plan

Options Plans

In the event of the Participant's departure due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to him/her under the Option Plans may be extinct or modified, subject to the provisions below.

If, at any time during effectiveness of the Plan, the Participant:

(i) is involuntarily dismissed from the Company, as applicable, through dismissal without cause or removal from office without breach of manager's duties and attributions, the Participant shall be entitled to exercise, within ten (10) days from the date of dismissal, the number of options calculated on a *pro rata temporis* basis with respect to the Vesting Period. Absent such exercise by the Participant within the aforementioned period, all unexercised options shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification;

(ii) is involuntarily dismissed from the Company, as applicable, through dismissal for cause or removal from office due to breach of manager's duties and attributions, all vested or unvested stock options within the scope of the respective Stock Option Agreement as of the date of his/her departure shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification;

(iii) voluntarily departs from the Company, as applicable, through resignation from his/her employment or position as a manager, all vested or unvested stock options within the scope of the respective Stock Option Agreement as of the date of his/her departure shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification;

(iv) voluntarily departs from the Company, having retired during the course of the employment contract, the Participant shall be entitled to exercise, within fifteen (15) days counted from the date of departure, all stock options under the Stock Option Agreement, including options stock still under a Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. Absent such exercise by the Participant within the aforementioned period, all unexercised options shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification; and

(v) departs from the Company due to death or permanent disability, within thirty (30) days counted from the date of issuance of the probate proceeding (*inventário*) or the relevant court order designating the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the Brazilian Social Security Institute (INSS), the Participant's heirs and legal successors, as applicable, may exercise all stock options under the Stock Option Agreement, including options stock still under a Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. Absent such exercise by the Participant's heirs and legal successors within the aforementioned period, all unexercised options shall be automatically extinct as a matter of law, regardless of prior notice or notification and with no right to indemnification.

Award of Phantom Shares

In the event of departure of the executive officer at his/her own initiative, upon resignation from his/her employment and/or position, the date of departure shall be the date on which the Company receives information of the executive's departure, whereupon all his/her phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

If the executive's departure occurs at the company's initiative, through dismissal and removal from office for serious misconduct, the date of departure shall be the date on which the company the departure, and all of the executive's phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

If the executive's departure occurs by mutual agreement between the Company and the executive or at the company's initiative, through resignation and removal from office, without serious misconduct, the date of departure shall be the thirtieth (30th) day counted from the date on which the departure is agreed or informed by the company to the executive, who shall thereupon and subject to compliance with the restrictive obligations, be entitled to maintain all vested phantom shares and a portion of the unvested phantom shares that would vest upon expiration of the then-current vesting period, at a X/Y ratio (as defined below), and the remainder unvested phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

In the event that the executive's departure or cessation of the provision of services by the executive occurs as a result of his/her death, retirement or permanent disability (as evidenced by a certificate issued by the Brazilian Institute of Social Security - INSS), the date of departure shall be the date on which the termination of employment or cessation of the provision of services actually occurs, whereupon and subject to compliance with the restrictive obligations, the executive shall be entitled to maintain all vested phantom shares and a portion of the unvested phantom shares that would vest upon

expiration of the then-current vesting period, at a X/Y ratio (as defined below), and the remainder unvested phantom shares will be immediately canceled and extinct, both vested and unvested phantom shares, without any type of compensation and/or indemnity to the executive, regardless of prior notice or notification.

In the X/Y ratio, "X" means the number of elapsed days of the then-current Vesting Period up to the date of Departure and "Y" means the total number of days of the then-current Vesting Period, equal to (i) one thousand and ninety-five (1,095) days with respect to the first (1st) Vesting Period; and (ii) three hundred and sixty-five (365) days with respect to the two (2) subsequent Vesting Periods.

Standard ILP

•

In the event of departure prior to expiration o0f the vesting period:

(i) (a) at own initiative, by means of voluntary resignation from employment or from a management position; or (b) at the Company's initiative, by means of dismissal, removal from or non-reappointment to the office for cause: the participant will lose any and all rights related to the restricted shares and performance shares, such rights becoming automatically extinct as of the date of departure as a matter of law, regardless of prior notice or notification and without any indemnification being due to the participant;

(ii) at the company's initiative, by means of dismissal, removal from or non-reappointment to the office without cause: the participant will remain entitled to a number of restricted shares and performance shares, subject to withholding of applicable taxes, proportional to the number of months worked during the vesting period, The month in which the participant worked fifteen (15) or more days will be deemed a worked month, at a X/Y ratio, where "X" is the number of months worked between the reference date and the date of departure and "Y" is the number of months of the total vesting period. Rights to other restricted shares and performance shares not retained by the participant will be automatically extinct, regardless of prior notice or notification and without any right to indemnification to the participant. With respect to the restricted shares to which the participant remained entitled, the Company will deliver shares for settlement of such restricted shares within a period of up to sixty (60) days from the participant's date of departure. With respect to the performance shares to which the participant remained entitled, the Company will determine, upon expiration of the vesting period applicable to the participant, the level of achievement of the originally established performance goals and will apply the percentage of achievement to the number of performance shares to which the participant remained entitled to determine the final number of performance shares due to the participant, provided that shares for settlement of the performance shares shall be delivered on the same originally foreseen date.

(iii) by agreement between the Company and the Participant, provided that duly formalized as a mutually agreed termination in the termination instrument: the provisions of item (ii) above shall apply unless otherwise resolved by the Board of Directors; or

(iv) (a) by reason of death or permanent disability as attested to by the Brazilian Institute of Social Security - INSS; or (b) by retirement agreed between the Company and the participant: the participant will be entitled to the full number of awarded restricted shares and performance shares, the vesting period of which will be accelerated, and the number of performance shares to which the participant will be entitled will be equal to 100% of the awarded target number, assuming achievement of 100% of the stipulated goals, subject to withholding of applicable taxes, and the company shall deliver shares for settlement of the restricted shares and performance shares within a period of up to sixty (60) days counted from the participant's departure date.

Executive Partner Program

In the event that the participant's departure occurs between the reference date and the first vesting date, regardless of the reason for departure, the participant will fully lose his/her right to receive shares, without the need for prior notice or notification and with no right to indemnity and/or compensation of whatsoever nature, and will not be entitled to receive any shares with respect to such right to receive shares.

In the event that the participant's departure occurs after the first vesting date but prior to the second vesting date, at the participant's initiative or at the Company's initiative due to serious misconduct, the participant will fully lose his/her right receive shares still outstanding, without the need of prior notice or notification and with no right to indemnity and/or compensation of whatsoever nature, and will not be entitled to receive any shares with respect to such right to receive shares.

In the event that the participant's departure occurs after the first vesting date but prior to the second vesting date for any reason other than as aforementioned including, without limitation, at the Company's initiative without serious misconduct, by mutual agreement between the participant and the Company and/or by reason of death, the participant shall be entitled to a *pro rata* percentage of the right to receive shares related to his/her restricted shares, to be calculated in accordance with the formula set out below. The remainder portion of the right to receive shares related to his/her restricted shares and the full portion of the right to receive shares related to his/her performance shares shall be automatically extinct, regardless of prior notice or notification and with no right to indemnity and/or compensation of whatsoever nature, and will not be entitled to receive any shares with respect to such right to receive shares.

I) Percentage of the Right to Receive Shares related to Restricted Shares = (X/Y)

Wherein,

"X" means the number of months in which the participant worked between the first vesting date and the date of the participant's departure event (taking into account any notice period, if applicable), provided that only a month in which the participant worked for fifteen (15) or more days shall be considered a worked month; and

"Y" means the total period between the first vesting date and the second vesting date, that is, twenty-four (24) months.

8.5. Stock-based payments in the form of stock options recognized in income or loss of the last 3 fiscal years and expected for the current fiscal year

Stock-based payments contemplated for the fiscal year of 2025:

	Board of Directors	Executive Board	Fiscal Council
Total number of members	7.00	4.00	3.00
Number of members receiving compensation	0.00	3.00	0.00
Weighted average strike price:			
(i) Options outstanding at the beginning of the fiscal year	0	0	
(ii) Options forfeited and expired during the fiscal year	0	0	
(iii) Options exercised during the fiscal year	0	R$ 5.99	
Potential dilution upon exercise of all outstanding options	0	0.05%	

•

Stock-based payments - 2024 fiscal year:

	Board of Directors	Executive Board	Fiscal Council
Total number of members	9.00	4.30	3.00
Number of members receiving compensation	0.00	4.30	0.00
Weighted average strike price:			
(i) Options outstanding at the beginning of the fiscal year	0.00	0.00	0.00
(ii) Options forfeited and expired during the fiscal year	0.00	0.00	0.00
(iii) Options exercised during the fiscal year	0.00	BRL 9.73	0.00
Potential dilution upon exercise of all outstanding options	0.00%	0.01%	0.00%

•

Stock-based payments - 2023 fiscal year:

	Board of Directors	Executive Board	Fiscal Council
Total number of members	9.00	5.00	3.00
Number of members receiving compensation	8,00	0.00	0.00
Weighted average strike price:	0.00	0.00	0.00
(i) Options outstanding at the beginning of the fiscal year	0.00	0.00	0.00
(ii) Options forfeited and expired during the fiscal year	0.00	0.00	0.00
(iii) Options exercised during the fiscal year	0	R$ 11.95	0.00
Potential dilution upon exercise of all outstanding options	0%	0%	0.00%

4.

Stock-based payments - 2022 fiscal year:

	Board of Directors	**Executive Board**	**Fiscal Council**
Total number of members	9.00	5.00	3.00
Number of members receiving compensation	7.83	5.00	0.00
Weighted average strike price on 12/31/2022:	6.01	6.01	0.00
(i) Options outstanding at the beginning of the fiscal year	6.70	6.70	0.00
(ii) Options forfeited and expired during the fiscal year	0.00	0.00	0.00
(iii) Options exercised during the fiscal year	0.00	BRL 11.95	0.00
Potential dilution upon exercise of all outstanding options	0.00%	0.01%	0.00%

8.6. Stock options awarded in the last 3 fiscal years and planned for the current fiscal year

The tables below show the awards granted in the fiscal years ended December 31, 2022 and 2021. No options were awarded in the fiscal years ended December 31, 2023 and December 31, 2024 and there will be no new award of options.

Fiscal year ended December 31, 2022:

B9 series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	9.00	5.00
Number of members receiving compensation	7.83	5.00
Award Date	05/31/2022	05/31/2022
Number of awarded options	276,891	820,825
Vesting Period until	06/01/2025	06/01/2025
Deadline for exercising options	11/30/2025	11/30/2025
Lock-up period for shares received upon option exercise	n/a	n/a
Market value of options on the award date	BRL 15.27	BRL 15.27
Multiplication of the number of awarded shares by the option market value on the award date	BRL 4,228,125.57	BRL 12,533,997.75

C9 series:

Sendas Distribuidora S.A.	Board of Directors	Statutory Executive Board
Total number of members	9.00	5.00
Number of members receiving compensation	7.83	5.00
Award Date	05/31/2022	05/31/2022
Number of awarded options	37,274	820,825
Vesting Period until	06/01/2025	06/01/2025
Deadline for exercising options	11/30/2025	11/30/2025
Lock-up period for shares received upon option exercise	180 days	180 days
Market value of options on the award date	BRL 7.35	BRL 7.35
Multiplication of the number of awarded shares by the option market value on the award date	BRL 2,035,148.85	BRL 6,033,063.75

8.7. Options outstanding at the end of the last fiscal year

Options outstanding at the end of the last fiscal year: May 31, 2022 Award - B9 Series

	Board of Directors	Statutory Executive Board
Total number of members	9.00	4.30
Number of members receiving compensation	0.00	4.30
With regard to unvested option		
Number	n/a	738,565
Date of vesting	n/a	06/01/2025
Deadline for exercising options	n/a	11/30/2025
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	0.01
Market value of options on the last day of the fiscal year	n/a	15.66
With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a
Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

Option outstanding at the end of the last fiscal year: May 31, 2022 Award - C9 Series

	Board of Directors	Statutory Executive Board
Total number of members	9.00	4.30
Number of members receiving compensation	0.00	4.30
With regard to unvested option		
Number	n/a	738,565
Date of vesting	n/a	06/01/2025
Deadline for exercising options	n/a	11/30/2025
Lock-up period for transfer of shares	n/a	6 months
Weighted average exercise price	n/a	12.53
Market value of options on the last day of the fiscal year	n/a	15.66
With regard to vested options		
Number	n/a	n/a
Date of vesting	n/a	n/a

Deadline for exercising options	n/a	n/a
Lock-up period for transfer of shares	n/a	n/a
Weighted average exercise price	n/a	n/a
Market value of options on the last day of the fiscal year	n/a	n/a

Regarding the options granted on May 31, 2021, corresponding to Series B8, the Company informs that such options were exercised in 2024, so there were no Series B8 options outstanding on December 31, 2024. For more information about the grant, see item 8.8 below.

Regarding the options granted on May 31, 2021, corresponding to Series C8, the Company informs that such options were forfeited in 2024, not having been exercised by the participants by the maximum exercise deadline, so there were no Series C8 options outstanding on December 31, 2024.

8.8. Options exercised in the last 3 fiscal years

The tables below show GPA's and the Company's options exercised by members of the Company's Board of Directors and Executive Board in 2022, 2023 and 2024.

Shares related to the exercise of GPA's and the Company's stock options are delivered on the relevant exercise date and each option confers to its holder the right to one share. Thus, there is no differentiation between exercised options and shares delivered in 2022, 2023 and 2024.

Options exercised in the fiscal year ended 12/31/2024				
	Board of Directors C8 Series (ASSAI)	**Statutory Executive Board C8 Series (ASSAI)**	**Board of Directors B8 Series (ASSAI)**	**Statutory Executive Board B8 Series (ASSAI)**
Total number of members	9.00	4.30	9.00	4.30
Number of members receiving compensation	0.00	4.00	0.00	4.00
Number of shares	0	0	0	88,600
Weighted average exercise price	0	0	0	0.01
Weighted average market price of shares related to exercised options	0	0	0	BRL 9.73
Multiplication of the total number of exercised options by the difference between the weighted average exercise price and the weighted average market price of shares related to exercised options.	0	0	0	BRL 862,078.00

Options exercised in the fiscal year ended 12/31/2023								
	Board of Directors C7 Series (ASSAI)	**Statutory Executive Board C7 Series (ASSAI)**	**Board of Directors C7 Series (GPA)**	**Statutory Executive Board C7 Series (GPA)**	**Board of Directors B7 Series (ASSAI)**	**Statutory Executive Board B7 Series (ASSAI)**	**Board of Directors B7 Series (GPA)**	**Statutory Executive Board B7 Series (GPA)**
Total number of members	9.00	4.00	9.00	4.00	9.00	4.00	9.00	4.00
Number of members receiving compensation	8.00	4.00	8.00	4.00	8.00	4.00	8.00	4.00
Number of shares	87,875	262,375	17,575	52,475	87,875	262,375	17,575	52,475
Weighted average exercise price	7.72	7.72	12.60	12.60	0.01	0.01	0.01	0.01
Weighted average market price of shares related to exercised options	14.44	11.95	19.82	19.82	14.44	11.95	19.82	19.82
Multiplication of the total number of exercised options by the difference between the weighted average exercise price and the weighted average market price of shares related to exercised options.	BRL 590,520.00	BRL 1,109,846.25	BRL 126,891.50	BRL 378,869.50	BRL 1,268,036.25	BRL 3,132,757.50	BRL 348,160.75	BRL 1,039,529.75

Options exercised in the fiscal year ended 12/31/2022								
	Board of Directors C6 Series (ASSAI)	**Statutory Executive Board C6 Series (ASSAI)**	**Board of Directors C6 Series (GPA)**	**Statutory Executive Board C6 Series (GPA)**	**Board of Directors B6 Series (ASSAI)**	**Statutory Executive Board B6 Series (ASSAI)**	**Board of Directors B6 Series (GPA)**	**Statutory Executive Board B6 Series (GPA)**
Total number of members	9.00	4.00	9.00	4.00	9.00	4.00	9.00	4.00
Number of members receiving compensation	n/a	4.00	n/a	4.00	7.83	4.00	n/a	4.00
Number of shares	n/a	203,385	n/a	5,054	575,390	203,385	n/a	40,677
Weighted average exercise price	n/a	10.65	n/a	17.39	0.01	0.01	n/a	0.01
Weighted average market price of shares related to exercised options	n/a	15.67	n/a	18.03	15.67	15.67	n/a	18.55
Multiplication of the total number of exercised options by the difference between the weighted average exercise price and the weighted average market price of shares related to exercised options.	n/a	BRL 1,020,992.70	n/a	BRL 3,234.56	BRL 9,010,607.40	BRL 3,185,009.10	n/a	BRL 753,948.20

8.9. Potential dilution due to award of shares with respect to the stock-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized as income or loss of the last three fiscal years and the estimate for the current fiscal year, of the board of directors and of the statutory executive board.

In the fiscal year ended December 31, 2022, the Company had no share-based compensation in the form of shares to be directly delivered to the beneficiaries.

For the fiscal year ended December 31, 2023, although the Company did not have a share-based compensation plan with settlement in shares, pursuant to item 8.4 above, the Company awarded *phantom shares* to the Officers. Considering that the compensation plan adopted by the Company consists of *phantom* shares, there is no dilution of the existing shares seeing as there will be no capital increase for physical settlement of the shares, thus preserving the Company's shareholding structure

Fiscal year ended December 31, 2023:

	Board of Directors	Statutory Executive Board
Total number of members	9.00	5.00
Number of members receiving compensation	0.00	5.00
Potential dilution in case all shares are awarded to beneficiaries	n/a	n/a

For the fiscal year ended December 31, 2024, by virtue of approval of the Standard ILP, the Company awarded restricted shares and performance shares to the Officers under the terms described below and, for the fiscal year ending December 31, 2025, the Company will award restricted shares and performance shares to the Officers, under the terms described below:

Fiscal year ended December 31, 2024:

	Board of Directors	Statutory Executive Board
Total number of members	9.00	4.30
Number of members receiving compensation	0.00	4.00
Potential dilution in case all shares are awarded to beneficiaries	n/a	n/a

Current fiscal year(ending December 31, 2025):

	Board of Directors	Statutory Executive Board
Total number of members	7.00	4.00
Number of members receiving compensation	0.00	4.00
Potential dilution in case all shares are awarded to beneficiaries	n/a	n/a

The Executive Partner and Standard ILP programs are structured as a repurchase of shares held in treasury. Such approach means that no capital increase occurs, thus avoiding dilution of existing shares as a result of such programs.

8.10. With respect to each award of shares made in the last 3 fiscal years and planned for the current fiscal year, of the board of directors and of the statutory executive board:

In the fiscal years ended December 31, 2023 and 2022, the Company had no stock-based compensation in the form of shares to be directly delivered to the beneficiaries.

For the 2023 fiscal year, the Company awarded phantom shares to the Officers, with settlement in cash:

Awards of Shares in the fiscal year ended December 31, 2023

	Board of Directors	Statutory Executive Board
Total number of members	9.00	5.00
Number of members receiving compensation	0.00	5.00
Award Date	n/a	n/a
Number of awarded shares (A)	0	1,989,465
Deadline for delivering shares	n/a	5 years
Lock-up period for transfer of shares	n/a	n/a
Market value of shares on Award Date (B)	n/a	BRL 2,700,887.00
Multiplication of the number of awarded shares by the market value shares on the Award Date (A x B)	n/a	BRL 22,660,006.00

For the 2024 fiscal year, the Company awarded restricted shares and performance shares to the Officers, in accordance with the Executive Partner Program and the Standard ILP, as follows:

Awards of Shares in the fiscal year ended December 31, 2024

	Board of Directors	Statutory Executive Board
Total number of members	9.00	4.30
Number of members receiving compensation	0.00	4.00
Award Date	n/a	05/01/2024
Number of awarded shares (A)	n/a	27,036,664
Deadline for delivering shares	n/a	05/01/2031
Lock-up period for transfer of shares	n/a	3 years
Market value of shares on Award Date (B)	n/a	BRL 12.43
Multiplication of the number of awarded shares by the market value shares on the Award Date (A x B)	n/a	BRL 336,065,746.00

For the 2025 fiscal year, the Company will award restricted shares and performance shares to the Officers, in accordance with the ILP Standard, under the terms described below:

Share awards planned for the current fiscal year (2025)

	Board of Directors	Statutory Executive Board
Total number of members	7.00	4.00
Number of members receiving compensation	0.00	4.00
Award Date	n/a	03/31/2025
Number of awarded shares (A)	n/a	2,183,591
Deadline for delivering shares	n/a	04/01/2030
Lock-up period for transfer of shares	n/a	n/a
Market value of shares on Award Date (B)	n/a	BRL 7.06
Multiplication of the number of awarded shares by the market value shares on the Award Date (A x B)	n/a	BRL 15,412,875.00

EXHBIT V – Information indicated in Item 8 of the Reference Form

8.11. With respect to shares delivered as share-based compensation of the board of directors and of the statutory executive board, in the last 3 fiscal years: and

Shares delivered - award closed for the 2022 fiscal year

	Board of Directors	Statutory Board	Fiscal Council
Total number of members	9.00	5.00	3.00
Number of members receiving compensation	0.00	0.00	0.00
Number of shares	n/a	n/a	0
Weighted average acquisition price	n/a	n/a	0
Weighted average market price of shares acquired	n/a	n/a	n/a
Multiplication of the number of awarded shares by the market value shares on the Award Date	n/a	n/a	n/a
Clarification	In the fiscal years ended December 31, 2022, the Company did not have share-based compensation in the form of direct share delivery to beneficiaries.		

Shares delivered - award closed for the 2023 fiscal year

	Board of Directors	Statutory Board	Fiscal Council
Total number of members	9.00	5.00	3.00
Number of members receiving compensation	0.00	5.00	0.00
Number of shares	n/a	1,989,465	n/a
Weighted average purchase price	n/a	0	n/a
Weighted average market price of shares acquired	n/a	11.39	n/a
Multiplication of the number of awarded shares by the market value shares on the Award Date	n/a	BRL 22,660,006.35	n/a
Clarification	The members of the Board of Directors were not entitled to receive shares		The members of the Fiscal Council were not entitled to receive shares.

Shares delivered - grant closed for the 2024 fiscal year

	Board of Directors	Statutory Board
Total number of members	9.00	4.30
Number of members receiving compensation	0.00	4.00
Number of shares	n/a	1,036,076
Weighted average purchase price	n/a	0
Weighted average market price of shares acquired	n/a	BRL 13.90
Multiplication of the number of awarded shares by the market value shares on the Award Date	n/a	BRL 14,401,456.40
Clarification		

EXHIBIT V – Information indicated in Item 8 of the Reference Form

8.12. Information necessary for understanding the data disclosed in items 8.5 to 8.11

Stock Options

a. pricing model

The market value of each awarded option is estimated on the award date using the *Black-Scholes-Merton* option pricing model.

b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option effectiveness, expected dividends and risk-free interest rate.

The market value of each awarded option is estimated on the award date using the *Black-Scholes-Merton* option pricing model, considering the following assumptions regarding options in force in 2022. Considering the 1:5 stock split approved on August 11, 2021

	As of the award date
Weighted average share price (per share), based on the average value of the last 20 trading sessions preceding the award date	B6 series: BRL 88.27 C6 Series: BRL 88.27 B7 series: BRL 75.68 C7 series: BRL 75.68 B8 series: BRL 17.18 (Sendas) C8 series: BRL 17.18 (Sendas) B9 series: BRL 15.66 (Sendas) C9 series: BRL 15.66 (Sendas)
Exercise price	B6 series: BRL 0.01 C6 Series: BRL 70.62 B7 series: BRL 0.01 C7 series: BRL 60.54 B8 series: BRL 0.01 (Sendas) C8 series: BRL 13.39 (Sendas) B9 series: BRL 0.01 (Sendas) C9 series: BRL 12.53 (Sendas)
Expected updated volatility	37.29%
Option effectiveness	3 years
Expected dividends	1.20%
Risk-free interest rate	12.18%
Market value of the option on the award date (per option)	See item 8.7 above

c. method used and assumptions made to incorporate the expected effects of accelerated exercise

Accelerated exercises resulting from involuntary departure, death or disability of the beneficiary, as well as those resulting from corporate events, are not considered for the purpose of pricing the options.

The Company assumes that the options will be exercised upon vesting. Thus, effectiveness of the options adopted in the calculations is of 3 years, according to the award series and the corresponding vesting periods.

d. form of determination of expected volatility

Calculation of the expected volatility was made based on the standard deviation of natural logarithms of the historical daily variations in the price of shares issued by the Company, according to effectiveness of the options.

e. whether any other element of the option was incorporated in the measurement of its market value

There are no additional elements to report in this item.

Phantom Shares

a. pricing model

Determination of the market value of the plan takes into account the twenty last trading sessions, as provided for in the awarded plan. Since such plan is subject to cash settlement, the value is updated on a monthly basis.

b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and risk-free interest rate

	As of the award date
Weighted average share price (per share), based on the average value of the 20 last trading sessions related to the award date	BRL 13.08 as of 08/01/2023
Exercise price	BRL 12.90 on 12/31/2023
Expected updated volatility	n/a
Option life	5 years
Expected dividends	n/a
Risk-free interest rate	n/a
Market value of the option as of the award date (per option)	n/a

c. method used and assumptions made to incorporate the expected effects of early exercise

Early exercises resulting from involuntary departure, death or incapacity of the beneficiary, as well as those resulting from corporate events, are not taken into account for purposes of pricing phantom shares.

d. manner of determination of the expected volatility

N/A.

e. whether any other characteristic of the option was incorporated into the measurement of its market value

There are no additional features to report on this item.

Standard ILP and Executive Partner: Award of Restricted Shares and Performance Shares

a. pricing model

The market value is estimated on the award date using the Black-Scholes-Merton pricing model.

b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and risk-free interest rate

	As of the award date
Weighted average share price (per share), based on the average value of the 20 last trading sessions related to the award date	n/a
Exercise price	13.90
Expected updated volatility	38% in the 3rd year, 40% in the 4th year and 38% in 5th year.
Option life	5 years
Expected dividends	0.92% at each year.
Risk-free interest rate	n/a
Market value of the option as of the award date (per option)	BRL 13.90.

c. method used and assumptions made to incorporate the expected effects of early exercise

The Black-Scholes-Merton model is used, considering the term for each vesting.

d. how to determine expected volatility

Last: (i) 3 years of trading sessions for vesting in the 3rd year; (ii) 4 years of trading sessions for vesting in the 4th year; and (iv) 5 years of trading sessions for vesting in the 5th year.

e. whether any other feature of the option has been incorporated into the measurement of its market value

There are no additional features to report on this item.

8.13. Information on the number of shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad by the issuer, its direct or indirect controlling entities, controlled companies or companies under common control, held by members of the board of directors, of the statutory executive board or of the fiscal council, grouped by management body

As of the date of this Reference Form, members of the Company's Board of Directors and Executive Board had, directly or indirectly, the following shareholdings in the Company:

Entity	Board of Directors	Statutory Executive Board	Fiscal Council
Company[9]	1,926,773	655,906	0

5.

[9] Interests held by members of the board of directors who are also members of the Statutory Executive Board were computed under Board of Directors.

8.14. Information on pension plans in force

We present below information on the private pension plans in force and granted to members of the Company's executive board:

	Board of Directors	Executive Board
Number of members	N/A	4.30
Number of members receiving compensation[1]	N/A	4.30
Name of the Plan	Assaí Private Pension Plan, with Brasilprev Seguros e Previdência S.A. (*Plano de Previdência Privada Assaí, com a Brasilprev Seguros e Previdência S. A.)*	
Number of managers eligible to retire	None	
Conditions for early retirement	- to be at least 60 years old; - to have at least 10 years of relationship with Company; - to have contributed to the Pension Plan for least 5 years; and - to have ended their relationship with the Company.	
Updated amount of contributions accrued under the pension plan up to the end of the last fiscal year, deducted by the portion relating to contributions made directly by the managers (in BRL)	BRL 1,707,973.38	
Total accrued amount of contributions made during the last fiscal year, deducted by the portion relating to contributions made directly by managers (in BRL)	BRL 274,126.00	
Possibility and conditions for early redemption:	Early redemption is possible in the event of the beneficiary's departure from the Company. With regard to the redemption of contributions made by the Company, the balance of the reserve will be released according to the following proportion: - No redemption in case of contribution for less than 4 years; - Redemption of 50% of the balance, in case of contribution for 4 to 5 years; and - Redemption of 100% of the balance in case of contribution for more than 5 years. Exclusively for Statutory Officers, 100% of the reserve will be released upon expiration of the relevant term of office.	

[1] The number of members of the Executive Board whose compensation consist of private pension plans, as shown in the above table, corresponds to the annual average of the number of Officers receiving compensation determined on a monthly basis.

8.15. **Minimum, maximum and average compensation**

	Statutory Executive Board			Board of Directors			Fiscal Council		
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Number of members	4.30	5.00	5.00	9.00	9.00	9.00	3.00	3.00	3.00
Number of members receiving compensation	4.30	5.00	5.00	8.00	8.00	7.83	3.00	3.00	3.00
Highest compensation amount (BRL)	22,773,050.01	23,920,043.62	32,376,846.90	2,307,249.98	2.295,118.45	8,417,984.42	165,493.14	104,320.00	187,200.00
Lowest compensation amount (BRL)	8,643,379.70	1,319,895.18	,681,732.9	1,132,650.00	200,000.00	216,000.00	165,493.14	104,320.00	165,600.00
Average salary (Reais)	11,007,614.65	9,432,140.88	1,822,958.4	1,293,552.37	2,225,866.67	4,577,179.56	165,493	152,320.00	194,726.67

Remarks:

Statutory Executive Board	
12/31/2024	Managers holding office for less than 12 months were excluded from the minimum compensation calculations. The highest amount includes fees, vacations, the 13th salary and return from vacations The member who received the highest individual compensation served in the Company for 12 months.
12/31/2023	Managers holding office for less than 12 months were excluded from the minimum compensation calculations. The highest amount includes fees, vacations, the 13th salary and return from vacations The member who received the highest individual compensation served in the Company for 12 months.
12/31/2022	Managers holding office for less than 12 months were excluded from the minimum compensation calculations. The highest amount includes fees, vacations, the 13th salary and return from vacations The member who received the highest individual compensation served in the Company for 12 months.

Board of Directors	
12/31/2024	Managers holding office for less than 12 months were excluded from the minimum compensation calculations.

Board of Directors	
	The highest amount includes fees The member who received the highest individual compensation served in the Company for 12 months.
12/31/2023	Considering that all members of the Board of Directors held office for less than 12 months, the lowest individual annual compensation was calculated considering the compensation actually recognized as income or loss of the year. The higher amount includes fees The member who received the highest individual compensation had worked for the company for 12 months.
12/31/2022	Managers holding office for less than 12 months were excluded from the minimum compensation calculations. The highest amount includes fees The member who received the highest individual compensation served in the Company for 12 months.

6.

Fiscal Council	
12/31/2024	Members holding office for less than 12 months were excluded from the minimum compensation calculations. The highest amount includes fees The member who received the highest individual compensation served in the Company for 12 months.
12/31/2023	Members holding office for less than 12 months were excluded from the minimum compensation calculations. The highest amount includes fees The member who received the highest individual compensation served in the Company for 12 months..
12/31/2022	Members holding office for less than 12 months were excluded from the minimum compensation calculations. The highest amount includes fees The member who received the highest individual compensation served in the Company for 12 months..

8.16. Compensation or indemnification mechanisms for managers in the event of removal from office or retirement

As of the date of this Reference Form, the Company has no contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms for the Company's managers in the event of removal from office or retirement.

8.17. Percentage of the total compensation of each management body recognized in the Company's income or loss relating to members of the Board of Directors, of the Statutory Executive Board and of the Fiscal Council who are related parties of the direct or indirect controlling entities, in the last 3 fiscal years and the estimate for the current fiscal year

No compensation was recognized in the Company's income or loss related to members of the Board of Directors, of the Statutory Executive Board and of the Fiscal Council who are related parties of the Company's direct or indirect controlling entities in the last three fiscal years and there is no estimate for the current fiscal year.

8.18. With respect to the last 3 fiscal years and the estimate for the current fiscal year, indicate the amounts recognized in the issuer's income or loss as compensation of members of the board of directors, of the statutory executive board or of the fiscal council, grouped by body, for any reason other than the position held, such as commissions and consultancy or advisory services provided

No amounts have been recognized in the Company's income or loss as compensation of members of the Board of Directors, of the Statutory Executive Board and of the Fiscal Council received for any reason other than the position held by them in the last three fiscal years and there is no estimate for the current fiscal year.

8.19. With respect to the last 3 fiscal years and the estimate for the current fiscal year, indicate amounts recognized as income or loss of direct or indirect controlling entities, companies under common control and controlled entities of the issuer, as compensation of members of the issuer's board of directors, statutory executive board or fiscal council, grouped by body, specifying the grounds justifying the attribution of such amounts to such individuals.

In the fiscal years ended December 31, 2024, 2023 and 2022, there were no amounts recognized as income or loss of direct or indirect controlling entities, companies under common control and controlled entities of the Company as compensation of members of the Company's Board of Directors and Statutory Executive Board. Furthermore, there is no forecast in this regard for the current fiscal year, since the Company's managers and members of the Fiscal Council, when installed, do not receive any compensation for any reason other than the position held by them.

8.20. Other relevant information

(a) The Company has a *Clawback Policy* for members of the Statutory Executive Board, as approved at a meeting of the Board of Directors held on November 30, 2023 ("Policy"), the purpose of which is to establish the principles and mechanisms for possible return of certain amounts of Variable Compensation paid by the Company to Executive Officers, in the event of Re-submission of the Company's Financial Statements. Such policy is available for consultation at the following addresses:

- on the Company's Investor Relations website (ri.assai.com.br), by clicking on "Corporate Governance", "Bylaws and Policies" and, finally, "Managers Appointment and Compensation Policy" or directly through the link https://api.mziq.com/mzfilemanager/v2/d/ec14f0ab-c5d4-4b12-a413-b6cc7475ed98/39b78da6-a1ba-012c-64d1-1a914521a74f?origin=1;

- on the website of the Brazilian Securities Commission - CVM (www.gov.br/cvm/pt-br); and

- on the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

(b) Regarding the approval of the setting of the global complementary limit of the administrators' compensation carried out at the Ordinary and Extraordinary General Meeting of the Company on April 26, 2024 ("AGOE 2024"), concerning the total vesting period of 7 years from May 1, 2024, to May 1, 2031, in the amount equivalent to the total grant of the right to receive shares made under the unique and extraordinary long-term program ("Executive Partner Program"), with the sole and exclusive purpose of authorizing the expenses related to the Executive Partner Program to be accounted for over the vesting period, according to CPC 10 (equivalent to IFRS 2); the Company informs that the fair value of the grants made under the Executive Partner Program updated, considering the share price at the end of the trading session on December 30, 2024, so that the global complementary limit of the administrators' compensation related to the Executive Partner Program totaled the amount of R$ 132,445,702.00.

The premises of the Executive Partner Program are reviewed annually, which may result in the update of the effective remuneration expense related to the Executive Partner Program. However, under no circumstances will the aggregate value of the expenses to be accounted for in this period, excluding applicable social and labor charges, exceed the determined global limit of the complementary nature of the administrators' remuneration related to the Executive Partner Program.

(c) The amount of R$64,638,567.00 presented in item 8.2 of this Reference Form as the limit of the global remuneration of the Board members for the fiscal year ending on December 31, 2025, considers the proposed global remuneration for the body, including the accounting expenses to be incurred by the Company due to the Executive Partner Program in the said period. According to the 2024 AGOE, the global limit of the complementary nature of the administrators' remuneration for the vesting period from May 1, 2024, to May 1, 2031, exclusively related to the Executive Partner Program, was previously approved by the Company's shareholders, and no new deliberation on the matter is necessary. For informational purposes, the estimated provision for the fiscal year ending on December 31, 2025, resulting from the Executive Partner Program is R$ 17,096,143.00, based on the estimate of the number of shares potentially to be received by the participants under the terms of the Executive Partner Program, according to the potential achievement of the performance goals set for the Executive Partner Program.

Notwithstanding, considering that the global limit of complementary compensation for the administrators related to the fiscal years from 2024 to 2031, specifically for the vesting period from May 1, 2024, to May 1, 2031, was

approved at the 2024 Annual General Meeting, the global compensation limit for the members of the Board for the 2025 Annual General Meeting does not take into account the accounting expenses to be incurred by the Company due to the Executive Partner Program in the fiscal year ending December 31, 2025.

EXHBIT VI – Report Detailing the origin and Justification of the Proposed Changes

CURRENT WORDING	COMPARED WORDING WITH THE PROPOSED CHANGE	ORIGIN, JUSTIFICATIONS AND ECONOMIC OR LEGAL EFFECTS OF PROPOSED CHANGES
Article 2. Paragraph 1 (...) (o) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;	**Article 2. Paragraph 1 (...)** (o) the agency, intermediation or operation of communication, publicity and advertising services in general, including in the Company's establishments, bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;	Inclusion is proposed to complement the activities that may be carried out by the Company, in order to improve the description of activities contemplated with respect to communication services, advertising in general and advertising in the Company's establishments, without change in the core activity.
Article 2. Paragraph 1 (...) (y) services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;	**Article 2. Paragraph 1 (...)** (y) services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines, including through the sale and lease of machines and other related equipment; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;	Inclusion is proposed to complement the activities that may be carried out by the Company, to contemplate the sale and lease of machinery and other related equipment, without change in the core activity.
Article 2. Paragraph 1 (...) (bb) lanchonetes, casas de chá, de sucos e similares	**Article 2. Paragraph 1 (...)** (bb) canteens, snack bars, bakeries, patisseries, tea houses, juice houses and similar establishments;	Inclusion is proposed to complement the activities that may be carried out by the Company, to contemplate canteens, bakeries and patisseries, without change in the core activity.

No correspondent.	**Article 2. Paragraph 1 (...)** <u>(cc) the sale/distribution of meat, dairy products and cold cuts;</u>	Inclusion is proposed to complement the activities that may be carried out by the Company, to contemplate the trade of meat, dairy products and cold cuts, without change in the core activity.
Article 2. Paragraph 1 (...) (cc) trade in seeds and seedlings;	**Article 2. Paragraph 1 (...)** <u>(dd)</u> ~~(cc)~~ the sale/distribution of seeds and seedlings;	Renumbering adjustment, considering the other proposed changes to the Bylaws.
Article 2. Paragraph 1 (...) (dd) trade in telecommunications products; and;	**Article 2. Paragraph 1 (...)** <u>(ee)</u> ~~(dd)~~ trade in of telecommunications products;~~and;~~	Renumbering adjustment, considering the other proposed changes to the Bylaws.
Article 2. Paragraph 1 (...) (ee) import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamps.	**Article 2. Paragraph 1 (...)** <u>(ff)</u> ~~(ee)~~ import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamps, <u>and</u>	Renumbering adjustment, considering the other proposed changes to the Bylaws.

No correspondent.	(gg) the generation of electric power for own consumption or commercialization.	Inclusion is proposed to complement the activities that may be carried out by the Company, without change in the core activity.
No correspondent.	**Article 2. Paragraph 1 (...)** **Paragraph 3 –** The exercise of activities related to the corporate purpose of the Company shall take into account: (i) the Company's and its shareholders' short- and long-term interests; and (ii) the economic, social, environmental and legal short- and long-term effects of the Company's operations vis-à-vis its active employees, suppliers, consumers and ither creditors of the Company and of its subsidiaries, as well as towards the community in which it operates, both locally and globally.	Adjustments to improve the Company's governance, which reflect the corporation laws and regulation in force.
ARTICLE 4 - The Company's capital stock is R$1,265,010,495.38 (one billion, two hundred and sixty-five million, ten thousand, four hundred and ninety-five reais and thirty-eight cents), fully subscribed and paid-up, divided into 1,350,256,496 (one billion, three hundred and fifty million, two hundred and fifty-six thousand, four hundred and ninety-six) common shares, all nominative, registered and without par value	**ARTICLE 4 -** The Company's capital stock is ~~R$1,265,010,495.38~~of BRL 1,455,770,100.32 (one billion, ~~two hundred and sixty-five million, ten thousand,~~ four hundred and ~~ninety-five~~fifty-five million, seven hundred and seventy thousand, one hundred reais and ~~thirty-eight cents~~thirty-two cents), fully subscribed and paid-up, divided into ~~1,350,256,496~~1,352,245,185 (one billion, three hundred and ~~fifty~~fifty-two million, two hundred and ~~fifty-six~~forty-	Updating of the Company's fully subscribed and paid-up capital stock in the Bylaws and the number of shares that compose it, within the authorized capital, by virtue of the exercise of stock options and capitalization of reserves, in accordance with the Company's capital increases approved at

	five thousand, ~~four~~one hundred and ~~ninety-six~~eighty-five) common shares, all nominative, registered and without par value.	meetings of the Company's Board of Directors held on November 18, October 30 and December 8, 2023 and August 8, November 7 and December 11, 2024 and March 18, 2025. The Company's Management does not identify any economic or legal effects of such change.
ARTICLE 4 - Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission.	**ARTICLE 4 - Paragraph 3** - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission ("CVM").	Adjustments for consistency of the defined term used throughout the Bylaws.
ARTICLE 6. Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.	**ARTICLE 6. Sole Paragraph** - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being	Spelling adjustment. [*Only applicable in the Portuguese Version*]

	governed by the applicable legislation.	
ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.	**ARTICLE 7** - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the ~~Law~~law, in order to deliberate on matters of the Company's interest.	Adjustments for consistency of the defined term used throughout the Bylaws.
ARTICLE 8 i reform the Bylaws; ii elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed); iii designate the Chairman and Vice-Chairman of the Board of Directors; iv take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year; v approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g); vi deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock; vii resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;	**ARTICLE 8** (a) ~~i.~~ reform the Bylaws~~;~~ (b) ~~ii.~~ elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed); (c) ~~iii.~~ designate the Chairman and Vice-Chairman of the Board of Directors; (d) ~~iv.~~ take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;	Adjustment of cross-reference and renumbering, considering the other proposed changes to the Bylaws. Inclusion of an exception to the powers of the General Meeting regarding approval of transactions with related parties involving indemnities under D&O Insurance and execution of Indemnity Agreements, considering that such agreements must be approved by the Board of Directors, pursuant to the Company's Bylaws.

viii deliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s); ix examine and approve the liquidator(s) accounts; x defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed; and xi approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais (R$100,000,000.00), observed that the shareholders representing	(e) ~~v.~~ approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17 (~~g~~h); (f) ~~vi.~~ deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock; (g) ~~vii.~~ resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company; (h) ~~viii.~~ deliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s); (i) ~~ix.~~ examine and approve the liquidator(s) accounts; (j) ~~x.~~ defining the annual	

	global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed; and (k) ~~xi.~~ approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais (R$100,000,000.00), observed that the shareholders representing related parties in the transaction shall abstain from voting and that this item does not cover indemnifications to Beneficiaries under D&O Insurance and the execution of Indemnity Agreements, as defined below.	
ARTICLE 8. Sole Paragraph - The value mentioned in item (xi) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.	**ARTICLE. 8. Sole Paragraph** - The value mentioned in item (~~xi~~k) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.	Adjustment to reflect the renumeration of item from Article 8

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.	**ARTICLE 12** - The Board of Directors is formed by at least three (3) and at most ~~nine~~seven (~~9~~7) members, a majority of which are external, elected and dismissible at any time by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.	Adjustment to reduce the maximum number of Directors aiming at efficiency and following the Corporation market standard, as requested by shareholders. Adjustment to incorporate the recommendations of the Code of Best Corporate Governance Practices of the Brazilian Institute of Corporate Governance (IBGC) regarding a larger number of external members for the Company's Board of Directors.
ARTICLE 12 - Paragraph 2 - At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent members, as per to the definition in the New Market Regulation. The characterization of the nominees to the Board of Directors as independent directors shall be decided at the General Assembly that elects them. The member(s) of the Board of Directors elected through the provision set forth in Article 141, §§ 4 and 5 of Law No. 6,404/76 shall also be considered	**ARTICLE 12 - Paragraph 2** - At least two (2) or ~~twenty percent (20%~~one-third (1/3), whichever is higher, of the members of the Board of Directors shall be independent members, as per to the definition in the New Market Regulation. The characterization of the nominees to the Board of Directors as independent directors shall be decided at the General Assembly that elects them. The member(s) of the Board of Directors elected through the provision	Adjustment to reduce the maximum number of Directors aiming at efficiency and following the Corporation market standard, as requested by shareholders. Adjustment to incorporate the recommendations of the Code of Best Corporate Governance Practices of the Brazilian Institute of

independent, in the event of controlling shareholder.	set forth in Article 141, §§ 4 and 5 of Law No. 6,404/76 shall also be considered independent, in the event of controlling shareholder.	Corporate Governance (IBGC) regarding a larger number of independent members for the Company's Board of Directors.
ARTICLE 14 - Paragraph 3 - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.	**ARTICLE 14 -Paragraph 3** - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.	Spelling adjustment.
No correspondent,	**Article 15 (...)** **Paragraph 4** - A member of the Board of Directors must have an unblemished reputation and, except upon a waiver by the General Assembly, the following individuals may not be elected (i) those holding positions in companies that may be deemed competitors of the Company; or (ii) those having or representing a conflicting interest with the Company. Voting rights may not be exercised by a member of the Board of Directors if the impediment factors listed in this Paragraph shall subsequently occur.	Adjustment to improve the Company's governance, reflecting the provisions of the Corporation Law and the regulation issued by the CVM.
No correspondent,	**Article 15 (...)** **Paragraph 5** - A member of	Adjustment to improve the Company's governance, reflecting the provisions of the

	the Board of Directors shall not have access to information or participate in meetings of the Board of Directors related to matters in which he/she has or represents an interest conflicting with those of the Company	Corporation Law and the policies adopted by the Company related to the prevention of conflicts of interest.
ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.	**ARTICLE 16** - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect ~~an Executive~~a Governance Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.	Amendment to the wording to reflect the change in the name of the position from Executive Secretary to Governance Secretary of the Board of Directors.
ARTICLE 17 – (h) deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;	**ARTICLE 17 –** (h) deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price ~~and~~, conditions of payment and other conditions of issuance;	Adjustment of wording in order to clarify the powers of the Board of Directors to resolve on the other conditions of the issuance within the scope of resolutions on the issuance of shares, subscription warrants or debentures convertible into shares up to the limit of the authorized capital.
ARTICLE 17 –	**ARTICLE 17 –**	Adjustment to improve the wording, including a provision on the

(k) authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;	(k) authorizing the Company to trade in its own shares and debentures, with due regard to the applicable laws and regulation, including the acquisition of the Company's own_shares, for the purpose of cancellation or holding in treasury, ~~with due regard for applicable regulations~~ and the disposition of treasury shares;	Company's trading in its own shares and debentures, in compliance with the applicable laws and regulation, including for the purpose of cancellation or holding in treasury, and the disposition of treasury shares.
ARTICLE 17 (...) (p) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year equivalent or that exceeds the amount corresponding to 0.3% (zero point three percent) of the Company's net income at the time, as determined in its most recent balance sheet or quarterly financial statement;	**ARTICLE 17 (...)** (p) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year equivalent or that exceeds the amount corresponding to 0.3% (zero point three percent) of the Company's net income ~~at~~for the ~~time~~past twelve (12) months, as determined in its most recent balance sheet or quarterly financial statement, except in the events listed in item (q) below;	Amendment to clarify that the 0.3% percentage of the Company's net income established as the amount defined for the Board of Directors to resolve on the acquisition, disposition, creation of liens, encumbrance of any assets, including real estate, of the Company or the making of any other investment by the Company, is based on the past 12 months, unless otherwise expressly stated.
ARTICLE 17 (...) (q) to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective	**ARTICLE 17 (...)** (q) to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the	Adjustments to the wording so as to complement the Board of Directors' powers to resolve on any issuance, for public or private placement, in

operation, and (ii) any issue of debentures that are not convertible into shares;	EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issuance, for public or private placement, in Brazil or abroad, of debentures not convertible into shares, promissory notes and other debt securities, as well as to determine the terms and conditions of the issuance;	Brazil or abroad, of non-convertible debentures, promissory notes and other debt securities, as well as to determine the terms and conditions of the issuance.
ARTICLE 18. Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.	**ARTICLE 18. Paragraph 2-** The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the ~~Brazilian Securities and Exchange Commission~~CVM and the Novo Mercado Regulation.	Adjustments for consistency of the defined term used throughout the Bylaws.
No correspondent.	**ARTICLE 18. Paragraph 4 - -** The Audit Committee performs its duties in accordance with its internal regulation. In addition to the provisions of these Bylaws and the internal regulation of the Statutory Audit Committee, the committee will observe all the terms, requirements, duties	Inclusion to reflect the Company's current corporate governance structure, in order to expressly provide that the statutory Audit Committee performs its duties in accordance with its internal regulations,

	and composition provided for in CVM Resolution 23, of February 25, 2021, qualifying as a Statutory Audit Committee (CAE) as provided for therein.	the Company's Bylaws, and is adherent to CVM Resolution 23, of February 25, 2021, qualifying as a Statutory Audit Committee (CAE), as set forth therein.
ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) Chief Financial Officer, 1 (one) Commercial Vice-President Officer, 1 (one) Operating Vice-President Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.	**ARTICLE 22** - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, whether or not, ~~resident in the country~~ shareholders, elected and dismissible at any time by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) ~~Chief~~ Financial Vice-President Officer, 1 (one) Commercial Vice-President Officer, 1 (one) Operations Vice-President Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.	Adjustment of wording in accordance with the Corporation Law, to exclude the need of residence in Brazil for members of the Executive Board and to include a provision in the sense that members of the Executive Board are elected and may be removed at any time by the Board of Directors. Change of name of the position of Chief Financial Officer to Financial Vice-President Officer.
ARTICLE 24. Sole Paragraph - The minimum "quorum" for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter	**ARTICLE 24 -.Sole Paragraph** - The minimum ~~"~~quorum~~"~~ for the installation of the Board of Directors meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those	Spelling adjustment.

shall be submitted to the approval of the Board of Directors.	present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.	
ARTICLE 25 – (...) (i) to manage the corporate business and enforce these Bylaws; (ii) to comply with the corporate purpose; (iii) approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors; (iv) preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable; (v) directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives; (vi) proposing to the Board of Directors the investment plans and programs; (vii) authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad; (viii) expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and (xi) developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.	**ARTICLE 25 – (...)** (a) ~~(i)~~ to manage the corporate business and enforce these Bylaws; (b) ~~(ii)~~ to comply with the corporate purpose; (c) ~~(iii)~~ approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors; (d) ~~(iv)~~ preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable; (e) ~~(v)~~ directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;	Renumbering and cross-reference adjustment, considering the other proposed changes to the Bylaws.

	(f) ~~(vi)~~ proposing to the Board of Directors the investment plans and programs; (g) ~~(vii)~~ authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad; (h) ~~(viii)~~ expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and (i) ~~(ix)~~ developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.	
ARTICLE 27 – (a) shall be especially responsible for to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission ("CVM"), other controlling entities and other institutions of the	**ARTICLE 27 – (a)** to represent the Company separately before the ~~Brazilian and foreign Securities and Exchange Commission (~~"CVM~~")~~, other controlling entities and other institutions of the financial and capital markets	Adjustments for consistency of the defined term used throughout the Bylaws as a whole.

financial and capital markets;		
ARTICLE 28 - It is incumbent upon the Chief Financial Officer, in addition to the duties conferred by the Board of Directors, to:	**ARTICLE 28** - It is incumbent upon the ~~Chief~~ Financial Vice-President Officer, in addition to the duties conferred by the Board of Directors, to:	Amendment to reflect the change of name of the position of Chief Financial Officer to Financial Vice-President Officer.
ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.	**ARTICLE 35** - The Company may, at the Board of Directors' discretion, draw up ~~quarterly or half-yearly~~ balance sheets on a half-annual and/or quarterly basis or at shorter intervals.	Inclusion of the possibility of the Company, at the discretion of the Executive Board, preparing balance sheets at intervals shorter than quarterly, pursuant to the Corporation Law.
ARTICLE 36 – Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.	**ARTICLE 36 - Paragraph 3 -** The Company may prepare balance sheets and financial statements on a half-annual and/or quarterly basis or at shorter intervals and, based thereon, the Board of Directors may ~~approve the preparation of half-yearly, quarterly or shorter balance sheets and~~ resolve to declare interim and intermediate dividends or interest on ~~own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or~~	Adjustment of wording to reflect the provisions of the Corporation Law regarding the possibility of declaring interim and intermediate dividends or interest on shareholders' equity by the Board of Directors.

	~~reserves. The~~ equity capital<u>,</u> <u>with due regard to the applicable laws and regulation. Interim and intermediate</u> dividends or interest on equity capital ~~thus~~<u>so</u> declared ~~shall~~<u>may</u> constitute advance payment of the mandatory dividend.	
ARTICLE 36 – Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.	**ARTICLE 36 – Paragraph 4 -** The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.<u> Actual payment of interest on equity capital may be made in the course of the financial year or in the financial year following its crediting, as resolved by the Board of Directors</u>	Inclusion to complement the wording regarding the term for payment of interest on equity capital, pursuant to the applicable laws and regulation.
ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.	**ARTICLE 37** - ~~The amount of dividends shall be~~ <u>Dividends not received or claimed shall lapse within three (3) years counted from the date on which they were</u> made available to the ~~shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.~~ <u>shareholder and shall revert to the Company.</u>	Adjustment to reflect the statutory term for dividends not received or unclaimed, counted from the date on which they were made available to shareholders, in accordance with the provisions of the Corporation Law, provided that the payment of dividends must also comply with the aforementioned law.

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations ("Acquiring Shareholder"): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("POS"): (...) **Paragraph 4** - The obligation to carry out the Tender Offer as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a	**ARTICLE 40** - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations including corporate restructurings or business combinations (such as corporate transactions of merger, incorporation of shares or spin-off involving the Company), as well as by means of private subscription for shares, whether or not within the authorized capital ("Acquiring Shareholder"): a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("POS"): (...) **Paragraph 4** - The obligation to carry out the Tender Offer stipulated in this Article 40 shall not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company ~~(a) of corporate~~	In order to comply with the Company's shareholders' requests addressed to the Management, it is proposed that changes be made to the provisions regarding the obligation to carry out public distribution offerings upon reaching a *poison pill* position, in order to improve the protection of the Company's liquidity and shareholding dispersion, in line with the practice of several companies in the Brazilian market. These proposed changes include: (i) that corporate restructurings or business combinations (such as corporate transactions of merger, incorporation of shares or spin-offs involving the Company), as well as the private subscription for shares, whether or not within the authorized capital, are events of transactions or groups of successive

primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts). **Paragraph 5** - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed. **Paragraph 6** - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:	~~operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution~~ where the Relevant Stake is reached as a result of: (a) the acquisition of the Company's shares within the scope of a tender offer for the acquisition of shares that meets the criteria set forth in Article 40 above, as well as the laws and regulation applicable to Tender Offers, regardless of whether such offer is combined with other Tender Offers, as permitted by the applicable regulation, (b) the capital reduction, the cancellation of shares, the implementation of a share repurchase plan by the Company or in the event that such shareholder or Group of Shareholders subscribes for new shares issued by the Company under a capital increase and part of the other newly issued shares is canceled due to not having been fully subscribed for by the other shareholders who would have had pre-emptive rights; provided that, in any such cases of item (b), the shareholder - or Group of Shareholders - that exceeded the percentage of the Relevant Stake in the Company disposes of the excess shares within up to sixty (60) days counted from the date on which it is informed by the Company of its concentration of shares; and	transactions that would result in the acquisition of a relevant direct or indirect interest that would give rise to the conduction of a public offering of shares; and (ii) that the exceptions to the obligation to carry out a public offering be modified, so that they will no longer apply if the relevant stake is reached as a result of: (a) the acquisition of the Company's shares within the scope of a public offering of shares that meets the criteria set forth in art. 40, as well as the laws and regulation applicable to public offerings, regardless of whether such offer is combined with other public offerings, as permitted by the applicable regulation, (b) an increase in a shareholder's stake due to the repurchase of shares, or in the event that such shareholder acquires new shares through the subscription for shares issued by the Company and a part of

	(c) in the cases of public offerings of distribution of shares (including public offerings with restricted efforts). ~~**Paragraph 5** - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.~~ **Paragraph** ~~6~~5 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:	the newly issued shares is canceled and not fully subscribed for by shareholders having preemptive rights, provided that, in any such cases, the shareholder - or group of shareholders - that exceeded a 25% interest in the Company disposes of the excess shares within up to 60 days from the date on which it is informed by the Company of its concentration of shares; and (c) public offerings for the distribution of shares (including restricted-effort public offerings). The Company understands that the changes contemplated in the proposed provisions are reasonable and in line with market practice for the type of provision, aiming at protecting the interests of all shareholders.

EXHBIT VII – Copy of the Bylaws Containing highlighted the Proposed Changes

BYLAWS

SENDAS DISTRIBUIDORA S.A.

Brazilian taxpayers' registry (CNPJ/MF) No. 06.057.223/0001-71

Board of trade registry (NIRE) No. 33.300.272.909

To be restated at the Annual and Extraordinary General Meeting to be held on ~~April 27, 2023~~ April 25,2025

CHAPTER I

NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - **SENDAS DISTRIBUIDORA S.A.** ("Company") is a publicly held company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative.

Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 ("Law 6404/76"), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the New Market of B3 S.A. - Brasil, Bolsa, Balcão ("New Market" and "B3", respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the New Market Regulation.

ARTICLE 2 - The Company's corporate purpose is the commercialization of manufactured products, semi-manufactured or "in natura", domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(a) the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(b) international trade, including coffee;

(c) import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

(d) the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(e) the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f) the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and "pet shop" with bath and grooming services;

(g) the rental of any recorded media;

(h) rendering services of photographic, cinematographic and similar studios;

(i) practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(j) acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(k) the provision of data processing services;

(l) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m) application of household sanitizing products;

(n) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, store and guard

third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o) the agency, intermediation or operation of communication, publicity and advertising services in general, including in the Company's establishments, bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q) the performance of studies, analysis, planning and market research;

(r) to carry out tests for launching new products, packages and brands;

(s) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t) the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(u) the leasing and sub-leasing of own or third-party movable property;

(v) the rendering of services in the management area;

(w) representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;

(x) agency, brokerage or intermediation of securities and tickets;

(y) services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines, including through the sale and lease of machines and other related equipment; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z) rendering of parking, lodging and guarding services for vehicles;

(aa) importing beverages, wines and vinegars;

(bb) canteens, snack bars, bakeries, patisseries, tea houses, juice houses and similar establishments;

(cc) the sale/distribution of meat, dairy products and cold cuts;

(dd) (cc) the sale/distribution of seeds and seedlings;

(ee)- (dd) trade in of telecommunications products; and;

(ff)- (ee) import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamps, and

(gg) the generation of electric power for own consumption or commercialization.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

Paragraph 3 – The exercise of activities related to the corporate purpose of the Company shall take into account: (i) the Company's and its shareholders' short- and long-term interests; and (ii) the economic, social, environmental and legal short- and long-term effects of the Company's operations vis-à-vis its active employees, suppliers, consumers and ither creditors of the Company and of its subsidiaries, as well as towards the community in which it operates, both locally and globally.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II

SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$1,265,010,495.38of BRL 1,455,770,100.32 (one billion, two hundred and sixty five million, ten thousand, four hundred and ninety-fivefifty-five million, seven hundred and seventy thousand, one hundred reais and thirty-eight centsthirty-two cents), fully subscribed and paid-up, divided into 1,350,256,4961,352,245,185 (one billion, three hundred and fiftyfifty-two million, two hundred and fifty-sixforty-five thousand, fourone hundred and ninety-sixeighty-five) common shares, all nominative, registered and without par value.

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission ("CVM").

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the ~~Law~~law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General Assembly shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law.

(a) ~~i.~~ reform the Bylaws~~;~~

(b) ~~ii.~~ elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

(c) ~~iii.~~ designate the Chairman and Vice-Chairman of the Board of Directors;

(d) ~~iv.~~ take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

(e) ~~v.~~ approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17 (~~g~~h);

(f) ~~vi.~~ deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

(g) ~~vii.~~ resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

(h) ~~viii.~~ deliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

(i) ~~ix.~~ examine and approve the liquidator(s) accounts;

(j) ~~x.~~ defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed; and

(k) ~~xi.~~ approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais (R$100,000,000.00), observed that the shareholders representing related parties in the transaction shall abstain from voting and that this item does not cover indemnifications to Beneficiaries under D&O Insurance and the execution of Indemnity Agreements, as defined below.

Sole Paragraph - The value mentioned in item (~~xi~~k) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National

Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.

ARTICLE 9 - For any resolution of the General Assembly, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

ARTICLE 10 - The Ordinary General Assembly shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Assembly may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Assembly.

CHAPTER IV

ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I

Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most ~~nine~~seven (~~9~~7) members, a majority of which are external, elected and dismissible at any time by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive

basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

Paragraph 2 - At least two (2) or ~~twenty percent (20%~~one-third (1/3),whichever is higher, of the members of the Board of Directors shall be independent members, as per the definition in the New Market Regulation. The characterization of the nominees to the Board of Directors as independent directors shall be decided at the General Assembly that elects them. The member(s) of the Board of Directors elected through the provision set forth in Article 141, §§ 4 and 5 of Law No. 6,404/76 shall also be considered independent, in the event of controlling shareholder.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Assembly.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be

waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

Paragraph 3 - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Paragraph 2 - The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, will have, in addition to its own vote, the deciding vote, in the event of a tie voting due to the eventual composition of a pair number members of Board of Directors.

Paragraph 3 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

Paragraph 4 - A member of the Board of Directors must have an unblemished reputation and, except upon a waiver by the General Assembly, the following individuals may not be elected (i) those holding positions in companies that may be deemed competitors of the Company; or (ii) those having or representing a conflicting interest with the Company. Voting rights may not be exercised by a member of the Board of Directors if the impediment factors listed in this Paragraph shall subsequently occur.

Paragraph 5 - A member of the Board of Directors shall not have access to information or participate in meetings of the Board of Directors related to matters in which he/she has or represents an interest conflicting with those of the Company.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect ~~an Executive~~a Governance Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(a) to set the general direction of the Company's business;

(b) approving or altering the Company's investment plan;

(c) electing and dismissing the Company's Officers, establishing their attributions and appointments;

(d) deciding on the individual compensation of the Board of Directors and the Executive Officer;

(e) inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(f) to call a General Meeting of Stockholders;

(g) expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(h) deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price ~~and~~, conditions of payment and other conditions of issuance;

(i) choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(j) issuing an opinion on any proposal by the Executive Board to the General Meeting;

(k) authorizing the Company to trade in its own shares and debentures, with due regard to the applicable laws and regulation, including the acquisition of the Company's own shares, for the purpose of cancellation or holding in treasury, ~~with due regard for applicable regulations~~ and the disposition of treasury shares;

(l) developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results ("Profit Sharing Plan");

(m) establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to 15% (fifteen percent) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or 0.1 (one tenth) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;

(n) establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item "m" above;

(o) establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;

(p) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year equivalent or that exceeds the amount corresponding to 0.3% (zero point three percent) of the Company's net income ~~at~~for the ~~time~~past twelve (12) months, as determined in its most recent balance sheet or quarterly financial statement, except in the events listed in item (q) below;

(q) to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issuance, for public or private placement, in Brazil or abroad, of debentures not convertible into shares, promissory notes and other debt securities, as well as to determine the terms and conditions of the issuance;

(r) to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ 50,000,000.00 (fifty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;

(s) to resolve, regardless of the transaction amount, on the acquisition of equity interest by the Company in other companies, partnerships, associations (whether for profit or not) and/or consortium;

(t) to resolve on the granting of guarantees by the Company, of any nature and value, in relation to obligations assumed with third parties that are not controlled by the Company, setting the limits within which the Company's Officers may approve the granting of guarantees without prior authorization of the Board of Directors;

(u) preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; e

(v) to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q), (r), (s) and (t) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Section II

Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the ~~Brazilian Securities and Exchange Commission~~CVM and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

Paragraph 4 - The Audit Committee performs its duties in accordance with its internal regulation. In addition to the provisions of these Bylaws and the internal regulation of the Statutory Audit Committee, the committee will observe all the terms, requirements, duties and composition provided for in CVM Resolution 23, of February 25, 2021, qualifying as a Statutory Audit Committee (CAE) as provided for therein.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(a) death or resignation;

(b) unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(c) reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(a) to opine on the hiring and dismissal of independent audit services;

(b) evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(c) to monitor the activities of the Company's internal audit and internal controls area;

(d) evaluating and monitoring the Company's risk exposures;

(e) evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(f) have means for receiving and treating information about the noncompliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 20 - The eventual installation of the Audit Board, pursuant to Law 6404/76 and Chapter V below, shall not affect the functioning and duties of the Audit Committee.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as those of the managers.

Section III

The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, whether or not~~, resident in the country~~ shareholders, elected and dismissible at any time by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) ~~Chief~~ Financial Vice-President Officer, 1 (one) Commercial Vice-President Officer, 1 (one) Operations Vice-President Officer and the other Executive Vice- Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

ARTICLE 23 - The Officers shall carry out the general duties set forth in these ByLaws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(a) in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(b) in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Executive Officers shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

Sole Paragraph - The minimum "quorum" for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Assembly and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(a) (i) to manage the corporate business and enforce these Bylaws;

(b) (ii) to comply with the corporate purpose;

(c) (iii) approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;

(d) (iv) preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(e) (v) directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(f) (vi) proposing to the Board of Directors the investment plans and programs;

(g) (vii) authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(h) (viii) expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(i) (ix) developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

(a) to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(b) to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(c) convening and installing the meetings of the Executive Board;

(d) coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e) suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(a) to represent the Company separately before the Brazilian and foreign Brazilian and foreign Securities and Exchange Commission ("CVM"),, other controlling entities and other institutions of the financial and capital markets;

(b) to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(c) to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Financial Vice-President Officer, in addition to the duties conferred by the Board of Directors, to:

(a) to exercise the management of the Company's administrative services, financial operations and risks;

(b) participating in the formulation and execution of the Company's strategies and business plans; and

(c) managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Commercial Vice-President Officer shall be especially in charge of:

(a) to act in the definition of the Company's strategic planning;

(b) to define and execute the sales plan;

(c) to manage the quality of sales; and

(d) communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Operating Vice-President Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(a) to establish trade guidelines and operations;

(b) to manage material and financial resources;

(c) to direct trade operations;

(d) establish branch offices and commercial representations; and

(e) to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by 2 (two) Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly, and 1 (one) of them must be the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(a) jointly by 2 (two) Executive Officers;

(b) jointly by 1 (one) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(c) jointly by 2 (two) attorneys-in-fact, appointed under the terms of these By-Laws; or

(d) individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of 3 (three) to 5 (five) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up ~~quarterly or half-yearly~~ balance sheets on a half-annual and/or quarterly basis or at shorter intervals.

CHAPTER VII

ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(a) from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(b) after deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "l" and "m" of Article 17 of these Bylaws;

(c) the remaining profits will be allocated as follows:

(i) five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(ii) amounts intended for the constitution of a contingency reserve, if deliberated by the General Assembly;

(iii) twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(iv) the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(a) the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;

(b) the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c) the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Company may prepare balance sheets and financial statements on a half-annual and/or quarterly basis or at shorter intervals and, based thereon, the Board of Directors may ~~approve the preparation of half yearly, quarterly or shorter balance sheets and~~resolve to declare interim and intermediate dividends or interest on ~~own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The~~ equity capital, with due regard to the applicable laws and regulation. Interim and intermediate dividends or interest on equity capital ~~thus~~so declared ~~shall~~may constitute advance payment of the mandatory dividend..

Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law. Actual payment of interest on equity capital may be made in the course of the financial year or in the financial year following its crediting, as resolved by the Board of Directors

ARTICLE 37 - ~~The amount of dividends shall be~~ Dividends not received or claimed shall lapse within three (3) years counted from the date on which they were made available to the ~~shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.~~ shareholder and shall revert to the Company.

CHAPTER VIII

SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Assembly to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX

ALIENATION OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the New Market Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations including corporate restructurings or business combinations (such as corporate transactions of merger, incorporation of shares or spin-off involving the Company), as well as by means of private subscription for shares, whether or not within the authorized capital ("Acquiring Shareholder"):

(a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or

(b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("Tender Offer"):

(a) be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(b) the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report;

(ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) 125% (one hundred and twenty five percent) of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Tender Offer; and

(c) be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Tender Offer referred to in the caput of the Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Tender Offer, pursuant to the applicable regulation.

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Tender Offer, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Tender Offer stipulated in this Article 40 shall not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution where the Relevant Stake is reached as a result of: (a) the acquisition of the Company's shares within the scope of a tender offer for the acquisition of shares that meets the criteria set forth in Article 40 above, as well as the laws and regulation applicable to Tender Offers, regardless of whether such offer is combined with other Tender Offers, as permitted by the applicable regulation, (b) the capital reduction, the cancellation of shares, the implementation of a share repurchase plan by the Company or in the event that such shareholder or Group of Shareholders subscribes for new shares issued by the Company under a capital increase and part of the other newly issued shares is canceled due to not having been fully subscribed for by the other shareholders who would have had pre-emptive rights; provided that, in any such cases of item (b), the shareholder - or Group of Shareholders - that exceeded the percentage of the Relevant Stake in the Company disposes of the excess shares within up to sixty (60) days counted from the date on which it is informed by the Company of its concentration of shares; and (c) in the cases of public offerings of distribution of shares (including public offerings with restricted efforts).

Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 65 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

"Group of Shareholders" means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

"Economic Value" means the value of the Company and its shares that may be determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Tender Offer referred to in Article 40 above may be dismissed by the General Assembly, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offer of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them,

related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies ("Beneficiaries").

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies ("D&O Insurance"). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below ("Indemnity Agreement").

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations set forth in the Indemnity Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the New Market Regulation.

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